As confidentially submitted to the Securities and Exchange Commission on June 28, 2023
Securities Act File No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
Nuveen Churchill Direct Lending Corp.
(Exact Name of Registrant as Specified in Charter)
430 Park Avenue, 14th Floor
New York, New York
(Address of Principal Executive Offices)
(212) 478-9200
(Registrant’s Telephone Number, including Area Code)
John McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(Name and Address of Agent for Service)
WITH COPIES TO:

Steven B. Boehm, Esq. Payam Siadatpour, Esq. Owen J. Pinkerton, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, DC 20004 Tel: (202) 383-0100	Paul D. Tropp, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Tel: (212) 596-9000
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.
Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 28, 2023
PRELIMINARY PROSPECTUS
Nuveen Churchill Direct Lending Corp.
Shares of Common Stock
We are a specialty finance company organized to maximize the total return to our shareholders in the form of current income achieved through primarily investing in senior secured loans to private equity-owned U.S. middle market companies.
Our investment objective is to generate attractive risk-adjusted returns through current income by primarily investing in senior secured loans to private equity-owned U.S. middle market companies, which we define as companies with $10 million to $250 million of annual earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”). We primarily focus on investments in U.S. middle market companies with $10 million to $100 million of annual EBITDA. Our portfolio is comprised primarily of first-lien senior secured debt and unitranche loans. Although it is not our primary strategy, we also opportunistically invest in junior capital opportunities, including second-lien loans, subordinated debt and equity co-investments and similar equity-related securities. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk”.
We are an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended. We are managed by our investment adviser, Nuveen Churchill Advisors LLC and our investment sub-adviser, Churchill Asset Management LLC. We have elected, and intend to qualify annually, to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. As a BDC and a RIC, we are required to comply with certain regulatory requirements.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements.
This is our initial public offering of our shares of common stock and all of the shares of common stock offered by this prospectus are being sold by us.
Our shares of common stock have no history of public trading. We currently expect that the initial public offering price per share of our common stock will be between $       and $       per share. We intend to apply to have our common stock listed on the New York Stock Exchange (“NYSE”) under the symbol “NCDL.”
Assuming an initial public offering price of $       per share (the mid-point of the estimated initial public offering price range), purchasers in this offering will experience dilution of approximately $       per share. See “Dilution” for more information.
Investing in our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values (“NAV”). If shares of our common stock trade at a discount to our NAV, purchasers in this offering will face increased risk of loss. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock, including the risk of leverage, in “Risk Factors” beginning on page 26 of this prospectus.
This prospectus contains important information you should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We also file annual, quarterly, and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 430 Park Avenue, 14th floor, New York, NY 10022, calling us at (212) 478-9200 or visiting our corporate website located at www.churchillam.com/nuveen-churchill-direct-lending-corp. Information on our website is not incorporated into or a part of this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov that contains this information.
Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions) paid by us (1)	$	$
Proceeds to us, before expenses (2)	$	$
__________________
(1)See “Underwriting” for a more complete description of underwriting compensation.
(2)We estimate that we will incur offering expenses of approximately $     million, or approximately $     per share, in connection with this offering.
We have granted the underwriters an option to purchase up to an additional            shares of our common stock from us, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total sales load will be $          million and total proceeds to us, before expenses, will be $         million.
The underwriters expect to deliver the shares of our common stock on or about     , 2023.
The date of this prospectus is                  , 2023.

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ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus. You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information or to make representations as to matters not stated in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others give you. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information included in this prospectus is complete and accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any of our common stock.
In this prospectus, except where the context suggests otherwise:
•the terms “we,” “us,” “our,” and the “Company” refer to Nuveen Churchill Direct Lending Corp. (f/k/a Nuveen Churchill BDC Inc.) together with its consolidated subsidiaries;
•the term “Adviser” refers to Nuveen Churchill Advisors LLC, our investment adviser, pursuant to the Investment Advisory Agreement, dated December 31, 2019 (the “Investment Advisory Agreement”);
•the term “Churchill” or “Sub-Adviser” refers to Churchill Asset Management LLC, which serves as our investment sub-adviser as delegated by the Adviser pursuant to the Investment Sub-Advisory Agreement between the Adviser and Churchill (initially dated December 31, 2019 and amended and restated on December 11, 2020, October 7, 2021 and March 8, 2022, the “Sub-Advisory Agreement” and, together with the Investment Advisory Agreement, the “Advisory Agreements”);
•the term “Advisers” refers to the Adviser and Churchill together;
•the term “Administrator” refers to Nuveen Churchill Administration LLC, which serves as our administrator; and
•the term “committed capital” refers to the sum of assets under management and capital legally committed to client accounts in the form of capital commitments from equity investors, committed financing from leverage providers, notes sold in the capital markets or any capital otherwise legally committed and available to fund investments that comprise assets under management. For the avoidance of doubt, committed capital includes drawn and undrawn capital commitments from client accounts.
Both the Adviser and Churchill are investment advisers registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and are controlled by Nuveen, LLC (“Nuveen”). Nuveen is the investment management arm of Teachers Insurance and Annuity Association of America (“TIAA”), a life insurance company founded in 1918 by the Carnegie Foundation for the Advancement of Teaching and the companion organization of College Retirement Equities Fund. Unless otherwise noted, statistical information and data relating to Churchill, Nuveen, and TIAA, the ultimate parent of Churchill and Nuveen, is approximate as of December 31, 2022.
Statistical and market data used in this prospectus has been obtained from independent industry sources and publications. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See “Special Note Regarding Forward-Looking Statements”.
We have not, and the underwriters have not, authorized anyone to give you any information other than information contained in this prospectus, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and
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prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.
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PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in shares of our common stock. You should read our entire prospectus before investing in our common stock.
Nuveen Churchill Direct Lending Corp.
We are a specialty finance company focused primarily on investing in senior secured loans to private equity-owned U.S. middle market companies. We are externally managed by our Adviser, Nuveen Churchill Advisors LLC, and through our Sub-Adviser, Churchill Asset Management LLC. Both our Adviser and our Sub-Adviser are affiliates and subsidiaries of Nuveen, the investment management division of TIAA and one of the largest asset managers globally. We invest in directly originated senior secured loans that typically pay floating interest rates and are senior in the capital structure to junior debt and equity, as we believe these loans offer us more attractive risk-adjusted returns and stronger protections than investments in the traditional public debt capital markets. We seek to partner with high quality, private equity-owned middle market companies that have strong management teams executing on long-term growth strategies. Additionally, the private equity sponsors that own the businesses we lend to typically have the ability and strong incentive to support their portfolio companies by providing additional capital and managerial and operational assistance. We believe this support could potentially enhance the performance of our portfolio companies and provide additional protections for our investments.
We were formed as a Delaware limited liability company in March 2018 and we converted into a Maryland corporation in June 2019. We are a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, we have elected, and intend to qualify annually, to be treated for U.S. federal income tax purposes as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
Our investment objective is to generate attractive risk-adjusted returns through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies, which we define as companies with $10 million to $250 million of EBITDA.1 We primarily focus on investments in U.S. middle market companies with $10 million to $100 million of EBITDA, which we consider the core middle market. Our portfolio is comprised primarily of first-lien senior secured debt and unitranche loans. Although it is not our primary strategy, we also opportunistically invest in junior capital opportunities, including second-lien loans, subordinated debt, equity co-investments and similar equity-related securities.
The Adviser has delegated substantially all of its daily portfolio management obligations to Churchill Asset Management LLC, our Sub-Adviser. With over 150 professionals and approximately $46 billion of committed capital, Churchill is a leading capital provider for private equity-backed middle market companies and operates as the exclusive U.S. middle market direct lending and private capital business of Nuveen and TIAA. Of approximately $46 billion of committed capital, nearly $13 billion is comprised of a carefully constructed portfolio of primary limited partner capital commitments made by TIAA and certain other institutional investor clients of Churchill to over 250 private equity funds primarily focused on the U.S. middle market. This long-standing and growing portfolio of limited partner capital commitments positions Churchill as one of the largest and most active private equity fund investment managers focused on the core U.S. middle market. We believe Churchill’s role as a valuable limited partner and its fully integrated partnership approach help drive differentiated origination of investment opportunities often on an early look, first access basis. Churchill offers a full array of solutions across the capital structure, benefiting from the investment guidance of its principals who have a long history of disciplined investing in the middle market across various economic cycles. With nearly $29 billion of committed capital dedicated to middle market private credit across 35 affiliated investment vehicles, Churchill supports our ability to invest in larger transactions while limiting issuer and industry concentration in our investment portfolio. While it is managed and operated independently of TIAA and Nuveen, Churchill benefits from the scale, capital and resources of its parent companies, which we believe gives it the unique perspective of an asset owner while it executes its investment management strategies in the middle market through its network of leading private equity relationships.
1 The term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

Investment Portfolio
We target an investment portfolio comprised of at least 80% and up to 100% in first-lien senior secured debt and unitranche loans. To a lesser extent, we have and may continue to opportunistically invest in second-lien loans, subordinated debt, equity co-investments and similar equity-related securities. We are highly focused on constructing a diverse investment portfolio with broad diversification by company, industry sectors, and position size, targeting an average investment size of 1 to 2% per company. While we will seek to achieve the targets described above, the composition of our investment portfolio may vary from time to time due to various factors, such as market conditions and the availability of attractive investment opportunities.
In addition, we do not hold any funded or unfunded revolving loan commitments in respect of our portfolio companies, and all of our investments in senior loans are comprised of funded term loans or delayed-draw term loan commitments. Therefore, we believe our portfolio is less likely to experience sudden changes to diversification or liquidity needs stemming from the utilization of revolving loan commitments.
Below is information relating to our investment portfolio as of March 31, 2023:
•We had debt investments and equity investments in 153 portfolio companies with an aggregate of approximately $1.3 billion at fair value and an average position size of $8.2 million, or 0.65% at fair value.
•Our portfolio consisted of 87.13% first-lien term loans, 11.10% subordinated debt investments, and 1.77% equity investments, based on fair value.
•The weighted average yield on our debt and income producing investments at fair value was 11.35%.2
•Our portfolio companies had a weighted average annual EBITDA of $75.9 million.3
•Approximately 95% of the debt investments in our portfolio were subject to floating interest rates, based on fair value.
•Our portfolio is invested across 23 different industries, as such industries are classified by Moody’s Investors Service, Inc. The largest industries in our portfolio are Business Services, Healthcare & Pharmaceuticals, and High Tech Industries, which represented, as a percentage of our portfolio at fair value, 21.61%, 9.72%, and 9.40%, respectively.

2 The weighted average yield was computed using the effective interest rates as of each respective date, including accretion of original issue discount, but excluding investments on non-accrual status, if any. There can be no assurance that historical weighted average yield of our portfolio companies will remain at its current level.
3 This calculation includes all private debt investments for which fair value is determined by the Adviser in its capacity as the Board’s valuation designee, and excludes quoted assets. Amounts are weighted based on the fair value of each respective investment as of its most recent quarterly valuation, which are derived from the most recently available portfolio company financial statements.

Overview of Market Opportunity
We believe that the private U.S. middle market is an attractive target market in terms of its size, investment opportunities and the trends supporting private equity ownership and direct lending investment within the space based on the following factors:
Large, Resilient and Attractive Addressable Market
The U.S. middle market is comprised of nearly 200,000 companies and serves as the primary source of deal flow for private credit providers.4 These middle market businesses collectively generate annual revenues in excess of $6 trillion, which represents approximately one-third of private sector gross domestic product (GDP)4 in the United States. If it were a standalone economy, the U.S. middle market would be the third largest economy in the world based on GDP.4 Within the middle market sector, we focus on the segment that includes companies with $10 million to $100 million of EBITDA because we believe these middle market companies generally are well-positioned to withstand economic downturns due to resilient revenue streams, access to supportive capital, and multiple value creation opportunities to enhance business models and professionalize operations to drive higher growth rates. We believe this market segment has historically been underserved by traditional and other financial institutions, creating an attractive and compelling investment opportunity for direct lenders like us. Less than 5% of the approximately 200,000 U.S. middle market companies have private equity backing, implying opportunity for further investment by private equity funds and debt financing by private credit providers that we believe may benefit us.5
Robust, Growing Demand for Private Credit
We believe the demand for private credit in the U.S. middle market meaningfully outpaces supply. As of December 31, 2022, U.S. private equity firms had $775 billion in uninvested private equity capital available for investment, or dry powder.6 Private equity firms are expected to be highly motivated to deploy this uninvested capital before the end of their investment periods, typically three to five years. Assuming a capitalization of 50% equity in a typical leveraged buyout transaction, this equates to nearly $775 billion in new financing demand over the next several years as this private equity capital is deployed. This demand meaningfully outpaces the nearly $150 billion of uninvested U.S. middle market private debt capital as of December 31, 2022, representing a $625 billion dry powder gap for private debt capital.7 In other words, the current amount of private equity dry powder is over five times the current amount of private debt dry powder. We believe U.S. middle market companies will continue to need debt financing for potential acquisitions by private equity firms, supporting organic growth and refinancing of existing debt obligations.
In addition, we anticipate that there is a significant need for refinancing of existing loans made to middle market companies. Over $600 billion middle market loans are expected to mature between 2023 and 20298, which should provide a steady flow of attractive opportunities for well-positioned lenders with deep and long-standing sponsor and market relationships. Combined with what we believe is the middle market loan demand based on current private equity dry powder, this equates to a total estimated financing need of over $1.4 trillion over the next five years. We expect that these factors should result in a very favorable environment for lenders with a steady source of capital, differentiated sourcing capabilities and an experienced investment team that can appropriately assess the opportunity set.
Multiple Benefits to Investing in Middle Market Senior Secured Loans
We believe middle market senior secured loans offer the benefit of current income while enhancing overall portfolio yield with diversification, lower correlation, and attractive risk-adjusted returns driven by more favorable structuring advantages, lower loss rates and a premium to public credit markets. Given the more limited sources of financing and increased complexity required to underwrite private middle market loans, middle market companies typically pay higher interest rates relative to large corporate borrowers of similar credit quality. From a structure
4 Source: World Economic Outlook Database; Middle Market assumption based on the definition by National Center for the Middle Market.
5 Source: Rothschild & Co, Why the US Middle Market is Attractive for Private Equity Investors (Sept. 20, 2022).
6 Source: Uninvested Private Equity Capital from Pitchbook PE VC Fundraising Mid-Year, data as of Q4 2022.
7 Source: Preqin, Note: North American Data Only.
8 Source: Total Middle Market Maturities (Sponsored and Non-Sponsored) from Refinitiv LPC, as of Q4 2022.

perspective, middle market companies are typically less levered, have larger sponsor equity contributions, and are often subject to maintenance and financial covenants, which affords lenders better protections in the event of credit deterioration. Additionally, middle market lenders have greater access to company information and often perform due diligence alongside the acquiring private equity sponsor, receiving detailed company reports, third-party industry reports, and quality of earnings analyses.
We believe that opportunities associated with senior secured loan investments in middle market companies are also attractive because of the defensive nature of these types of investments, which are senior on a lien basis to other liabilities within the capital structure (i.e., senior secured debt has payment priority ahead of junior debt and equity holders). Moreover, senior secured loans are particularly attractive in the current rising rate environment given they are typically issued with floating interest rate structures, which are generally less susceptible to declines in value in a rising interest rate environment compared to fixed-rate securities.
Decline in Traditional Bank Lending Drives More Opportunities for Non-Bank Lenders
The middle market was historically a sector of the U.S. economy served by commercial banks and other traditional lenders. However, since the Global Financial Crisis of 2008-2009, we believe that increased capital requirements and regulatory burdens have reduced the capacity of traditional regulated financial institutions and constrained their ability to serve private middle market companies. As a result, many commercial banks and other traditional lenders have shifted their focus more towards broadly syndicated and liquid deals, while also providing fee-based services that require less capital, creating significant opportunities for non-bank, private credit providers. In addition, the recent volatility in the traditional banking sector, particularly within the smaller regional and niche lending institutions, has, in turn, created more volatility in the broadly syndicated and public markets, driving larger borrowers to turn to the private lending markets that remain open and supportive. For the first quarter of 2023, the share of middle market leveraged buyout volume by direct lending providers reached 83%, up from 80% in the full year of 2022, 75% in the full year of 2021 and 66% in the full year of 2020.9 We believe private direct lending platforms will continue to expand their share of the lending market, while benefiting from the influx of larger more established borrowers that would have otherwise accessed the syndicated and public credit markets.
Evolving Dynamics of Sponsor Financing
Private equity sponsors and their portfolio companies are increasingly interested in working directly with private credit managers as they realize the benefits over accessing capital through more traditional public debt markets. These benefits include greater customization, longer maturity profiles, speed and flexibility in transaction execution and confidentiality. Through our experience and understanding of the market, private equity sponsors are increasingly seeking to partner with lenders of scale that have balance sheet strength, strong transaction execution and longstanding reputations, and who can lead or be meaningful participants in the loans to their portfolio companies. In addition, private equity sponsors are leaning toward lenders with significant capacity and ample dry powder to support incremental financing needs to pursue M&A activity and drive growth. This has resulted in a consolidation of preferred lender groups where first calls and early access are critical to accessing high quality deal flow. We believe we are well-positioned given Churchill’s strong sourcing capabilities, conservative focus and ability to act as an arranger with a larger hold position in middle market deals.
Competitive Advantages
We believe that our competitive advantages stem from long-standing market presence, significant lending capacity, scale to support attractive investments, strong relationships with private equity firms, differentiated sourcing capabilities and ability to compete on factors other than pricing. Further, we believe that Churchill has built a reputation of professionalism and collaboration that positions us to be a preferred capital provider to support the needs of private equity sponsors. We believe Churchill has the scale, platform, and unique capabilities to effectively manage our U.S. private credit investment strategy, offering investors the following competitive advantages:
9 Source: Refinitiv LPC as of Q1 2023.

Scaled Platform with Extensive Private Credit Expertise
Since 2006, Churchill’s senior direct lending leadership team have worked together to establish a cycle-tested track record investing $38 billion in upwards of 1,000 transactions, and today Churchill is one of the largest managers of private credit investments. The Churchill team has deep middle market investment expertise, providing customized financing solutions to private equity-backed middle market companies across the capital structure, including senior loans, junior capital, equity co-investments and similar equity-related securities. Overseeing approximately $46 billion in committed capital and deploying approximately $11 billion in the trailing twelve-month period ended March 31, 2023 across its multiple investment strategies, Churchill is one of the most active private capital managers focused on the U.S. middle market. With over 150 dedicated professionals in New York, Charlotte, Chicago, Los Angeles and Dallas, Churchill operates a fully integrated investment platform with advanced infrastructure, risk management, investor relations, finance, operations, and legal support functions. With nearly $29 billion of committed capital dedicated to middle market private credit across 35 affiliated vehicles managed by Churchill, our affiliation with Churchill provides us with the ability to invest in larger transactions with limited concentration in our portfolio. We believe that the breadth and depth of Churchill’s platform, coupled with its long history of disciplined investment across industries and various economic cycles, provides differentiated strengths when sourcing and evaluating large and complex investment opportunities.
Unique Benefits from Alignment with Nuveen and TIAA
Churchill benefits substantially from the scale and resources of its parent company, Nuveen, and Nuveen’s ultimate parent company, TIAA. Nuveen, as the investment management division of TIAA, is one of the world’s largest asset managers with $1.1 trillion assets under management, of which approximately $89 billion is invested in private capital. TIAA, a leading provider of secure retirement and outcome-focused investment solutions to millions of people and over 15,000 institutions, is the second largest private debt investor in the world.10 Together, TIAA and Nuveen have been investors in the private debt and equity markets for over 40 years.
Leveraging the scale, capital and resources of Nuveen’s platform, Churchill is able to focus on its middle market investment expertise. Specifically, Nuveen’s distribution capabilities from its approximately 180 person U.S. wealth coverage team enable Churchill to prioritize originating, underwriting and managing its high quality, diversified portfolios while relying on Nuveen’s retail and wealth distribution platform.
TIAA is an important part of Churchill’s committed capital base, as Churchill manages TIAA’s general account allocation to U.S. middle market private capital side-by-side with Churchill’s third-party investors. This provides for a unique alignment of interests that we believe causes Churchill to think and act like a long-term investor in the asset class.
As of March 31, 2023, we had received capital commitments totaling approximately $905.2 million, of which $100.0 million (approximately $26.7 million remaining undrawn) is from TIAA. As such, TIAA beneficially owned approximately 12.7% of our outstanding shares of common stock as of March 31, 2023.
Strong Private Equity Relationships and Fund Investments Drive Proprietary Origination Opportunities
Churchill believes it has established itself as a highly value-additive capital provider and partner of choice for leading private equity firms given its ability to provide a full array of scaled solutions across the capital structure. Churchill’s dedicated loan origination team has cultivated deep, long-standing relationships with over 400 middle market private equity firms across diversified strategies, industry focus and U.S. geographies. Of approximately $46 billion of committed capital, nearly $13 billion is comprised of a carefully constructed portfolio of primary limited partner capital commitments made by TIAA and certain other institutional investor clients of Churchill to over 250 private equity funds primarily focused on the U.S. middle market. This long-standing and growing portfolio of limited partner capital commitments positions Churchill as one of the largest and most active private equity fund investment managers focused on the core U.S. middle market. We believe Churchill’s role as a valuable limited
10 Source: Rankings published in the Private Debt Investor Magazine’s Global Investor 50, Nov. 1, 2022. Private Debt Investor Magazine’s research and analytics team carried out primary and secondary research on more than 100 institutions to produce rankings on the world’s largest institutional private debt investors based on the market value of private debt portfolios. Nuveen submitted data to the research and analytics team. There were no fees paid in connection with this recognition.

partner and its fully integrated partnership approach helps drive differentiated origination opportunities often on an early look, first access basis. Additionally, we believe Churchill’s deep network of private equity relationships and representation on hundreds of private equity fund advisory boards further enhances Churchill’s proprietary deal sourcing advantages while remaining highly selective of investment opportunities without compromising on its stringent underwriting standards or transaction terms. Churchill is a trusted and desired financing partner, demonstrated by its ability to earn the lead or co-lead role in over 80% of its senior loan investments in the trailing twelve-month ended March 31, 2023. In this capacity, Churchill is able to structure and negotiate transactions directly with the private equity sponsor, driving efficiencies and stronger relationships, often leading to the sponsor’s decision to select Churchill as a lead lending partner for subsequent transactions as well. However, Churchill’s sourcing strategy is not entirely centered on leading every transaction as it also partners with other middle market lenders on attractive investment opportunities, helping to drive a more stable and reliable capital deployment pace in the middle market.
Many of Churchill’s senior management and investment team members have held senior positions at other middle market lending firms and continue to maintain strong relationships with numerous active participants in the segment. These long-established relationships help source incremental investment opportunities and contribute to the high levels of deal flow with upwards of 1,000 first-lien senior secured debt and unitranche loan investment opportunities reviewed per year. In contrast, peer lenders who focus primarily on lead agency roles often can find themselves in direct competition with one another adversely impacting deal flow and selectivity. Churchill’s dual sourcing model emphasizes long-term partnerships, ensuring that Churchill can focus exclusively on investment credit quality. We believe we are well-positioned to take advantage of the demand for capital in the middle market, particularly from private equity sponsored middle market companies.
Ability to Deliver Scaled and Flexible Capital Solutions
We believe Churchill’s ability to provide a variety of capital solutions and to invest opportunistically across the capital structure is a key differentiator and highly valued by private equity sponsors. Churchill is able to provide a comprehensive set of customized capital solutions to meet the needs of the borrower. With respect to senior loans, the investment team can opportunistically pivot between traditional first-lien senior secured loans and unitranche loans, as well as offer delayed draw term loans, in order to deliver the most attractive risk-adjusted returns. Further, the investment team’s partnership approach offers a strong value proposition to private equity firms, as one of a handful of middle market lenders with the ability to commit up to $500 million per transaction. This flexibility and the ability to deliver a fully underwritten solution ensures that Churchill has exposure to a wide range of transactions enabling it to be highly selective with respect to investment opportunities. Additionally, with respect to junior capital opportunities, the investment team has the ability to pivot between junior secured or unsecured debt instruments. Having the latitude to pivot across capital solutions differentiates Churchill compared to most other direct lenders in situations when capital requirements change during a transaction and thereby has positioned it as the preferred capital partner for private equity sponsors.
Disciplined and Rigorous Investment Approach with Comprehensive Portfolio Monitoring
Selectivity, broad industry diversification and rigorous underwriting standards are key to Churchill’s investment philosophy. Churchill provides us with a large and diverse pipeline of middle market investment opportunities, enhancing our ability to be highly selective and to maintain stringent underwriting standards and a diversified portfolio across sectors. Churchill employs a multi-step selection process when reviewing each potential investment opportunity that includes analyzing business prospects, thoroughly reviewing historical and pro forma financial information, meeting and discussing the business with the management team and private equity sponsor, understanding sponsor investment strategy and risk considerations, evaluating industry diligence to determine market position and competitive advantages, and assessing the track record of the private equity sponsor and its historical investments in other businesses.
Using a disciplined and cycle-tested investment approach, Churchill’s investment teams seek to limit credit losses through comprehensive due diligence of portfolio company fundamentals, terms and conditions and covenant packages. Following the closing of each investment, the investment professionals who initially underwrite the opportunity typically lead the hands-on portfolio monitoring effort to ensure continuity and the ability to respond efficiently to any portfolio company requests. Churchill implements a regimented credit monitoring system that involves a variety of discussions, analyses and reviews by its investment professionals on a daily, weekly, monthly, and quarterly basis, depending on the assessed monitoring need, which we believe enables Churchill to proactively detect and identify potential challenges at portfolio companies. See “The Company – Investment Process Overview.”
Proven Leadership Team with Extensive Private Capital Experience Across Economic Cycles
Churchill is led by industry veterans who bring on average more than 25 years of experience in middle market investing, the majority of whom have worked together for over a decade and have demonstrated an ability to prudently invest across various economic cycles at Churchill and its predecessor entities. Churchill was founded by current senior management team members Kenneth Kencel, Randy Schwimmer and Christopher Cox (the “Churchill Founders”), who have together unanimously approved all of the approximately 800 senior loans made by Churchill and its predecessor entities since 2006. This core management team has been strengthened with the addition of several additional senior executives from Churchill’s predecessor entities and its ultimate parent company, TIAA. Among these additional senior management colleagues are Mathew Linett and Shai Vichness, who comprise the remaining members of the investment committee dedicated to senior loan opportunities alongside the Churchill Founders. Additionally, in connection with its affiliation with TIAA, Churchill assumed management of TIAA’s private equity and junior capital investment management platform, resulting in a unified middle market private capital asset management firm that capitalizes on opportunities throughout the U.S. sponsor-backed middle market.
Investment Selection Criteria
We primarily invest in first-lien senior secured debt and unitranche loans. In addition, we have and may continue to invest opportunistically in (i) secured second-lien loans, (ii) subordinated loans (both secured and unsecured) that provide for high fixed interest rates with substantial current interest income, and potentially equity participation or warrants that materially enhance the overall return of the security, and (iii) equity co-investments alongside private equity sponsors in a limited number of transactions where we believe the potential returns are attractive.
We have identified a number of key attributes when evaluating new investment opportunities that are aimed at offering attractive risk / reward characteristics. Our objective is to invest broadly across a diverse set of companies and industries to limit the risk of and the impact that a potential downturn could have on our overall portfolio. We target a diverse investment portfolio with an average investment size of 1-2% per portfolio company. Churchill’s investment teams seek to identify new transactions based on the following key criteria, while also applying in-depth fundamental underwriting and credit research to produce reliable investment decisions designed to minimize potential losses:
Established Companies with Attractive Business Prospects
We seek to invest in core U.S. middle market companies typically generating between $10 million to $100 million of annual EBITDA, which we believe have developed strong and sustainable leading positions within their respective markets. These companies must also exhibit the potential to maintain sufficient cash flows and profitability to service their obligations across various economic environments, while continuing to grow and/or maintain their market position. To this end, we screen for non-cyclical companies with market-leading products and/or services, attractive industry fundamentals, strong pricing power and ability to pass through inflationary cost pressures, low capital expenditures requirements, as well as diversification of customers, products and suppliers. Furthermore, we seek to invest in companies with defensible market niches and barriers to entry and analyzes the strength of potential target companies by comparing them against similar businesses and competitors. We typically avoid reimbursement dependent, cyclical or commodity-driven industries.
Proven Management Teams with Established Track Records
When selecting investments, we focus on companies that possess experienced, high-quality management teams with a demonstrated track record of success. Examples of qualities sought in the portfolio company management teams include, but are not limited to, prior success operating in a leveraged environment and a demonstrated ability to adapt to challenging economic or business conditions. We also review the management team’s tenure and compensation structure to ensure their interests are aligned with the long-term success of the portfolio company, which provides us additional comfort in the portfolio company investment.
Strong Financial Performance
We perform comprehensive quantitative analysis on the historical and projected financial performance of a potential investment in a target company. Ideal target companies have strong and scalable revenues, and stable, predictable cash flows with low technology and market risk. Additionally, we seek companies that can demonstrate more than sufficient ability to service and repay debt obligations, have strong asset values and are resilient through different economic cycles. During the underwriting process, we develop multiple cash flow models reflecting different economic and operating scenarios, including a downside case that incorporates interest rate sensitivities to evaluate the company’s ability to service its debt in a rising rate environment, among other factors. These factors are used to identify and underwrite investments that present a strong potential return relative to the overall risk profile, while guiding to the appropriate capital structure through various economic conditions.
High-Quality Private Equity Sponsors
We focus on participating in transactions sponsored by what it believes to be high-quality private equity firms, as primarily determined by a private equity firm’s record of historical investment performance. Target investment opportunities typically include transactions where a private equity sponsor is willing to contribute significant equity capital as a percentage of enterprise value. We believe that private equity sponsors with significant equity capital at risk generally have the ability and strong incentive to support a borrower through a challenging economic environment with a variety of managerial, operational and financial resources, including potentially providing additional capital to the borrowers. We also evaluate a private equity sponsor’s role in the target company’s corporate governance and management which means the private equity sponsor is more likely to have an active and influential role in the Company’s operations and day-to-day activities. These factors, if identified, t provide additional comfort and protection for our investments.
Use of Leverage
The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150%. This means that we generally can borrow up to $2 for every $1 of investor equity. See “Regulation — Senior Securities; Coverage Ratio” for more information regarding the foregoing and other regulatory considerations.
In any period, our interest expense will depend largely on the extent of our borrowing and we expect interest expense will increase as we increase our leverage over time subject to the limits of the 1940 Act. In addition, we may dedicate assets to financing facilities.
We currently have in place two special purpose vehicle asset credit facilities (the “Wells Fargo Financing Facility” and the “SMBC Financing Facility”), a revolving credit facility (the “SMBC Revolving Facility”), and a term debt securitization (the “2022 Debt Securitization”). We also have in place a revolving credit facility with a borrowing base calculated based on our unfunded capital commitments (the “Subscription Facility”). The Subscription Facility will terminate before this offering commences. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information. In the future, subject to the leverage limitations under the 1940 Act, we may enter into additional indebtedness, including credit facilities, term debt securitizations, and the issuance of unsecured notes. As of March 31, 2023, our asset coverage was 167.31%. Following the receipt of proceeds from this offering, we expect our asset coverage ratio to be approximately          % based on the value of our total assets as of           , 2023.
See “Risk Factors — Risks Related to the Company’s Business — We are exposed to risks associated with changes in interest rates”; “Risk Factors — Risks Related to the Company’s Business and Structure — Regulations

governing our operation as a BDC affect our ability to and the way in which we raise additional capital.”; “The Company — General”; and “Regulation” for more information.
Organization and Corporate Structure
The following chart depicts our ownership structure:
Effective June 1, 2020, we changed our name from “Nuveen Churchill BDC, Inc.” to “Nuveen Churchill Direct Lending Corp.”
Beginning with our initial closing in March 2020, we have conducted private offerings of our shares of common stock to accredited investors. As of June 28, 2023, as a result of these private offerings, we had received aggregate capital commitments totaling $906.4 million ($320.9 million remaining undrawn), of which $100 million ($26.7 million remaining undrawn) were from TIAA.
The Adviser — Nuveen Churchill Advisors LLC
Nuveen Churchill Advisors LLC, a Delaware limited liability company, serves as our investment adviser pursuant to the Investment Advisory Agreement. The Adviser is responsible for the overall management of our activities pursuant to the Investment Advisory Agreement.
The Adviser has delegated substantially all of its daily portfolio-management obligations as set forth in the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement, which was approved by our board of directors (the “Board”), including a majority of our directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of us, the Advisers, or of any of their respective affiliates (the “independent directors”). The Adviser has general oversight over the investment process on our behalf and manages our capital structure, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for our performance under the terms of the Investment Advisory Agreement.

The Sub-Adviser — Churchill Asset Management LLC
Churchill serves as our Sub-Adviser pursuant to the Sub-Advisory Agreement. Churchill provides investment advisory and management services to us. Under the terms of the Sub-Advisory Agreement, Churchill: (i) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (ii) closes and monitors investments; and (iii) determines the securities and other assets to be purchased, retained or sold. The Adviser and Churchill have entered into the Sub-Advisory Agreement, which has been approved by our Board, and the terms of which provide Churchill with broad delegated authority to oversee our portfolio.
In addition to serving as our Sub-Adviser, Churchill manages other middle market investment strategies for affiliated entities such as TIAA, its ultimate parent company, as well as for third-party institutional investors, private funds, CLOs and separate accounts, Nuveen Churchill Private Capital Income Fund, a BDC, and NC SLF Inc., a closed-end investment company registered under the 1940 Act.
Churchill managed (directly or as a sub-adviser) approximately $46 billion of committed capital across a range of vehicles, including BDCs, a registered closed-end investment company, separate accounts, structured finance products, and private funds investing in private middle market leveraged loans, subordinated debt, equity related securities, private equity, limited partner commitments, and related strategies. Of its approximately $46 billion of committed capital across the platform, Churchill manages approximately $13 billion in limited partner capital commitments to over 250 private equity funds on behalf of TIAA’s general account and third-party investors as one of the largest and most active private equity fund investment programs focused on the core U.S. middle market. Churchill offers a full array of solutions across the capital structure, benefiting from the investment guidance of its principals who have a long history of disciplined investing in the middle market across various economic cycles. With nearly $29 billion of committed capital dedicated to middle market private credit, Churchill provides us with the ability to invest in larger transactions while limiting concentration in our portfolio. While it is managed and operated independently of TIAA and Nuveen, Churchill benefits from the scale, capital and resources of its parent companies, which we believe gives it the unique perspective of an asset owner while it executes its investment management strategies in the middle market through its network of leading private equity relationships.
The Investment Committee
All investment decisions for the Company require the unanimous approval of the members of an investment committee dedicated to management of the Company’s portfolio (the “Investment Committee”) comprised of Churchill Founders, Kenneth Kencel and Randy Schwimmer, together with Mathew Linett and the head of its Private Equity and Junior Capital Solutions team, Jason Strife. The Investment Committee is responsible for reviewing and approving all investment opportunities for the Company, which are sourced by Churchill’s separate and distinct investment committees dedicated to senior loan investments and junior capital opportunities, respectively.
Investment Advisory Agreement
Pursuant to the Investment Advisory Agreement, we pay a base management fee (currently and after the consummation of this offering) and incentive fees (only after the consummation of this offering) to the Adviser, as described below.
Base Management Fee
Following the consummation of this offering, the management fee will be calculated at an annual rate of 1.25% of average total assets, excluding cash and cash equivalents and undrawn capital commitments and including assets financed using leverage (“Average Total Assets”), at the end of the two most recently completed calendar quarters. Currently, and up until the consummation of this offering, the management fee is calculated at an annual rate of 0.75% of Average Total Assets. Both before and after the consummation of this offering, for purposes of this calculation cash and cash equivalents will include any temporary investments in cash-equivalents, U.S. government securities and other high quality investment grade debt investments that mature in 12 months or less from the date of investment.

Any management fees will be payable quarterly in arrears. The Adviser retains 32.5% of the management fee. The remaining amount will be paid by the Adviser to Churchill as compensation for services provided by Churchill pursuant to the Sub-Advisory Agreement.
Incentive Fee
Following the consummation of this offering, we will pay an incentive fee to the Adviser that will consist of two parts. The first part will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income at the end of the immediately preceding calendar quarter commencing with the first calendar quarter after the consummation of this offering. We will pay the Adviser with respect to pre-incentive fee net investment income commencing with the first calendar quarter following the consummation of this offering as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter following the consummation of this offering. We refer to this portion of our pre-incentive fee net investment income as the “catch-up” provision. Following the consummation of this offering, the catch-up is meant to provide the Adviser with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and
•15% of the amount of pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter following the consummation of this offering.
Following the consummation of this offering, the second part of the incentive fee will be a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15.0% of our realized capital gains as of the end of the fiscal year following the consummation of this offering. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
We currently pay no incentive fee to the Adviser.
The Adviser retains 32.5% of the incentive fee. The remaining amount will be paid by the Adviser to Churchill as compensation for services provided by Churchill pursuant to the Sub-Advisory Agreement. See “Management and Other Agreements — Investment Advisory Agreement” for further information.
Distributions
We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by our Board in its sole discretion.
Administration Agreement
We entered into the administration agreement with the Administrator (the “Administration Agreement”), which provides that the Administrator furnishes us with, among other things, office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, assisting us with the preparation of the financial records that we are required to maintain and with the preparation of reports to shareholders and reports filed with the Securities and Exchange Commission (the “SEC”). See “Management and Other Agreements — Administration Agreement”.

Relationship with the Adviser and Churchill and Potential Conflicts of Interests
Churchill, Nuveen, TIAA and their respective affiliates, and our officers, directors, employees, agents and affiliates may be subject to certain potential conflicts of interest in connection with our activities and investments. These conflicts will arise primarily from the involvement of Churchill in other activities that may conflict with our activities. The conflicts of interest described in this prospectus, as well as the restrictions imposed on us by the 1940 Act, the Advisers Act, the Order (as described below) and other applicable laws and regulations, could prevent us from making or disposing of certain investments or making or disposing of certain investments on the terms desired. You should be aware that not all such conflicts will necessarily be resolved in our favor.
Churchill engages in a broad spectrum of activities. In the ordinary course of its business activities, Churchill will engage in activities where the interests of certain divisions of Churchill or the interests of its clients will conflict with the interests of our shareholders. Other present and future activities of Churchill will give rise to additional conflicts of interest. In the event that a conflict of interest arises, Churchill will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the 1940 Act, and our Board’s oversight, Churchill will have the power to resolve, or consent to the resolution of, conflicts of interest on our behalf. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of our Board with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act and the Advisers Act. We may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and the Order. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other clients of Churchill or its affiliates. Conflicts of interest may arise when affiliated entities invest in different levels of the capital structure of the same issuer. To the extent such a conflict occurs, Churchill will attempt to resolve the conflict in a fair and equitable manner. However, there can be no assurance that conflicts will be resolved in our favor.
See “Risk Factors — Risks Related to our Company’s Business and Structure — There may be conflicts related to obligations that senior investment professionals of Churchill and members of its investment committee have to other clients. There may be conflicts related to the investment and related activities of TIAA, Nuveen and Churchill”
Allocation of Investment Opportunities
Churchill and its affiliates have procedures and policies in place designed to manage the potential conflicts of interest between their fiduciary obligations to us and their similar fiduciary obligations to other clients. An investment opportunity that is suitable for multiple clients of Churchill and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act and the Order.
In order to address these issues, Churchill has put in place an investment allocation policy that addresses the restrictions under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities. In the absence of using the Order from the SEC that permits greater flexibility relating to co-investments, Churchill will apply the investment allocation policy to determine which entities will proceed with an investment. When we engage in permitted co-investments, we will do so in a manner consistent with Churchill’s allocation policy. In situations where co-investment with other entities managed by Churchill or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, Churchill will need to decide whether we or such other entity or entities will proceed with the investment. Churchill will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.
Churchill’s allocation policy sets target holds for the Company and the other accounts managed by Churchill in the ordinary course. The target hold amounts are designed to achieve a high level of diversification in the Company and the other accounts managed by Churchill. Target holds may be less than the maximum hold position permitted under the investment restrictions applicable to such account (including the Company), and as a result of the application of the target hold, additional investment capacity may exist, which may go towards co-investment vehicles.

Co-Investment Opportunities
We expect to co-invest on a concurrent basis with our affiliates and the Advisers, unless doing so would be impermissible under existing regulatory guidance, applicable regulations, the terms of the Order, and the allocation procedures of Churchill. On June 7, 2019 and October 14, 2022, the SEC granted exemptive orders (collectively, the “Order”) that permits us to participate in negotiated co-investment transactions with certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates, subject to the conditions of the Order. Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objective and strategies. Neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.
See “Related-Party Transactions and Certain Relationships” for more information.
Corporate Information
Our principal executive offices are located at 430 Park Avenue, 14th Floor, New York, NY 10022 and our telephone number is (212) 478-9200. Our corporate website is located at www.churchillam.com/nuveen-churchill-direct-lending-corp/. Information on our website is not incorporated into or a part of this prospectus.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We expect to remain an emerging growth company for up to five years following the completion of this offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues equal or exceed $1.235 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.
Recent Developments
On April 6, 2023, we delivered a drawdown notice to our shareholders relating to the issuance of 2,205,038 shares of the Company's common stock, par value $0.01 per share, for an aggregate offering price of approximately $40 million. The shares were issued on April 20, 2023.
On April 28, 2023, we held our final closing of the Follow-on Offering and entered into subscription agreements with investors for total capital commitments of approximately $1.2 million.
On April 28, 2023, Thomas Grenville submitted his resignation as our Chief Compliance Officer, such resignation to become effective on May 12, 2023 (the "Effective Date"). Mr. Grenville is leaving Nuveen to pursue other opportunities and his departure is not a result of any disagreement relating to the Company's operations, policies or practices. On May 3, 2023, our Board appointed John D. McCally, our Vice President and Secretary and General Counsel of Churchill, as our Chief Compliance Officer, such appointment to become effective on the Effective Date.

On June 23, 2023, we entered into a senior secured revolving credit agreement relating to the SMBC Revolving Facility (the “SMBC Revolver Credit Agreement”). The parties to the SMBC Revolving Credit Agreement include the Company, as borrower, the lenders from time to time parties thereto, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation and Wells Fargo Securities, LLC, as joint lead arrangers and Sumitomo Mitsui Banking Corporation, as sole bookrunner. The initial maximum principal amount of the SMBC Revolver Facility is $185.0 million, subject to availability under the borrowing base, which is based on our portfolio investments and other outstanding indebtedness. Maximum capacity under the SMBC Revolver Facility may be increased to $300.0 million through the exercise by us of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. Amounts drawn under the SMBC Revolving Facility in U.S. dollars will bear interest at either term SOFR plus a margin, or the prime rate plus a margin.The availability period under the SMBC Revolving Facility will terminate on June 23, 2027 and the SMBC Revolving Facility will mature on June 23, 2028.
Risk Factors
An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. Risks involved in an investment in us include:
We are subject to risks related to our business and structure.
•We have a limited operating history.
•We depend upon the senior management of Churchill for our success, and upon its access to the investment professionals of Nuveen and its affiliates.
•There may be conflicts related to obligations that senior investment professionals of Churchill and members of its investment committee have to other clients. There may be conflicts related to the investment and related activities of TIAA, Nuveen and Churchill.
•The recommendations given to us by Churchill may differ from those rendered to its other clients.
•Our management and incentive fee structure may create incentives for Churchill and certain of its investment professionals that are not fully aligned with the interests of our shareholders.
•Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.
•We will be subject to U.S. federal income tax at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
•Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
•We are exposed to risks associated with changes in interest rates.
•Many of our portfolio investments will be recorded at fair value as determined in good faith by the Adviser, and, as a result, there may be uncertainty as to the value of our portfolio investments.
•We may experience fluctuations in our quarterly operating results.
•Global economic, political and market conditions may adversely affect our business or cause us to alter our business strategy.
•We are currently operating in a period of significant market disruption and economic uncertainty, which may have a negative impact on our business, financial condition and operations.
•New or modified laws or regulations governing our operations could adversely affect our business.

•The failure of cybersecurity protection systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
We are subject to risks related to our operations.
•Economic recessions or downturns could impair our portfolio companies and harm our operating results.
•We intend to invest in middle market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
•We may be subject to risks associated with our investments in Senior Loans, unitranche secured loans and securities, junior debt securities, “covenant-lite” loans and equity-related securities.
•The lack of liquidity in our investments may adversely affect our business.
•Defaults by our portfolio companies will harm our operating results.
We are subject to risks related to an investment in our shares.
•Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.
•Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

THE OFFERING SUMMARY

Common Stock Offered by Us	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock).

Common Stock to be Outstanding after this Offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock).

Use of Proceeds
Our net proceeds from this offering will be approximately $               million, or approximately $               million if the underwriters exercise their option to purchase additional shares of our common stock, based on an offering price of $               per share (the mid-point of the estimated initial public offering price range).
We intend to use the net proceeds of this offering to repay a portion of outstanding indebtedness under the               Facility, to make investments in middle market companies in accordance with our investment objective and strategies and for general corporate purposes. See “Use of Proceeds.”

Proposed Symbol on the NYSE	“NCDL”

Distributions
We intend to pay quarterly distributions to our shareholders out of assets legally available for distribution, as determined by our Board in its discretion and in accordance with the RIC requirements.
On          , 2023, our Board declared a dividend of $             per share for the quarter ending             , 2023, which will be payable on          , 2023 to shareholders of record on          , 2023. Shares offered in this prospectus will be entitled to receive this dividend payment.
The specific tax characteristics of our distributions will be reported to shareholders after the end of the calendar year. Future quarterly distributions, if any, will be determined by our Board. See “Distributions.”
To maintain our tax treatment as a RIC, we must make certain distributions. See “Certain U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

Taxation
We have elected to be treated as a RIC for U.S. federal income tax purposes, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. Our tax treatment as a RIC will enable us to deduct qualifying distributions to our shareholders, so that we will be subject to U.S. federal income taxation only in respect of earnings that we retain and do not distribute.
To maintain our status as a RIC and to avoid being subject to U.S. federal income tax at corporate rates on our earnings, we must, among other things:
•maintain our election under the 1940 Act to be treated as a BDC;
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale or other disposition of stock or securities and other specified categories of investment income; and
•maintain diversified holdings.
In addition, to receive tax treatment as a RIC, we generally must distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of our investment company taxable income and net tax-exempt income for that taxable year.
As a RIC, we generally will not be subject to U.S. federal income tax at corporate rates on our investment company taxable income and net capital gains that we distribute to shareholders. If we fail to distribute our investment company taxable income or net capital gains on a timely basis, we will be subject to U.S. federal income tax at corporate rates and possibly a nondeductible 4% U.S. federal excise tax. We may choose to carry forward investment company taxable income or net capital gains in excess of current year distributions into the next tax year. If we carry forward such income or gains into the next tax year, we will not be subject to U.S. federal income tax on such amounts, provided that any carryover of investment company taxable income or net capital gains is timely declared and distributed as a dividend in the taxable year following the taxable year in which the income or gains were earned. However, we may be subject to the nondeductible 4% U.S. federal excise tax on such amounts. See “Distributions” and “Certain U.S. Federal Income Tax Considerations.”

Leverage	As a BDC, we are permitted under the 1940 Act to borrow funds or issue “senior securities” to finance a portion of our investments. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique.

Leverage increases the potential for gain and loss on amounts invested and, as a result, increases the risks associated with investing in our securities. With certain limited exceptions, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred shares, if any, is at or above 150% after such incurrence or issuance. This means that generally, we can borrow up to $2 for every $1 of investor equity. The costs associated with our borrowings, including any increase in the management fee payable to the Adviser, are borne by our shareholders. See “Regulation.”

As of March 31, 2023, our asset coverage was 167.31%. Following the receipt of proceeds from this offering, we expect our asset coverage ratio to be approximately % based on the value of our total assets as of , 2023.

Dividend Reinvestment Plan
We currently have an “opt in” dividend reinvestment plan. Following the consummation of this offering, we expect to adopt an “opt out” dividend reinvestment plan for our shareholders. As a result of the foregoing, if our Board authorizes, and we declare, a cash dividend or distribution, shareholders that acquire their shares in this offering and do not “opt out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash. There will be no up-front selling commissions or dealer manager fees to you if you elect to participate in the dividend reinvestment plan. We will pay the plan administrator fees under the dividend reinvestment plan.
Shareholders who receive dividends and other distributions in the form of shares of common stock generally are subject to the same U.S. federal tax consequences as shareholders who elect to receive their distributions in cash; however, because their cash dividends will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes on reinvested dividends. See “Dividend Reinvestment Plan.”

Investment Advisory Fees
We currently pay a management fee to the Adviser that is equal to an annual rate of 0.75% of our average total assets, excluding cash and cash equivalents and undrawn capital commitments and including assets financed using leverage (“Average Total Assets”). After this offering, we will pay a management fee and incentive fees to the Adviser. The cost of management fee and incentive fees will ultimately be borne by our shareholders.
The management fee will be payable quarterly in arrears. After this offering, the management fee is payable at an annual rate of 1.25% of our Average Total Assets, at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be. For purposes of this calculation, cash and cash equivalents include any temporary investments in cash-equivalents, U.S. government securities and other high quality investment grade debt investments that mature in 12 months or less from the date of investment.
After this offering, we will pay an incentive fee to the Adviser that will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. The incentive fees will be based on our income and our capital gains, each as described below. The portion of the incentive fee based on income will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following the consummation of this offering as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter following the consummation of this offering. We refer to this portion of our pre-incentive fee net investment income as the “catch-up” provision. Following the consummation of this offering, the catch-up is meant to provide the Adviser with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and
•15% of the amount of pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter following this offering.
The second part of the incentive fee is a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15.0% of our realized capital gains as of the end of the fiscal year following the consummation of this offering.
See “Management and Other Agreements—Investment Advisory Agreement.”

Administration Agreement
Our Administrator is Nuveen Churchill Administration LLC. Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, assisting us with the preparation of the financial records that we are required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. The Administrator also assists us in other responsibilities. See “Management and Other Agreements—Administration Agreement.”

Trading at a Discount
Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their NAV. We are not generally able to issue and sell our common stock at a price below our NAV per share unless we have shareholder approval. The risk that our shares may trade at a discount to our NAV is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our shares will trade above, at or below NAV. See “Risk Factors.”

Custodian, Transfer and Dividend Paying Agent and Registrar	U.S. Bank serves as our custodian and as our transfer and dividend paying agent and registrar. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”

Available Information
This prospectus constitutes part of a registration statement on Form N-2 that we have filed with the SEC under the Securities Act. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. We also are required to file annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act with the SEC. This information is available on the SEC’s website at www.sec.gov.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Annual expenses” are based on estimated amounts for our current fiscal year and assume that we issue shares of common stock in the offering, based on an offering price of $           per share (the mid-point of the estimated initial public offering price range), and that the underwriters do not exercise their option to purchase any additional shares. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “the Company” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.

Shareholder transaction expenses:
Sales load (as a percentage of offering price)	%	(1)
Offering expenses (as a percentage of offering price)	%	(2)
Dividend reinvestment plan expenses	%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fee	%	(4)
Incentive fees	%	(5)
Interest payments on borrowed funds	%	(6)
Other expenses	%	(7)(8)
Total annual expenses	%
__________________
(1)The sales load (underwriting discount and commission) with respect to the shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.
(2)The percentage reflects estimated offering expenses of approximately $          .
(3)The expenses of administering our dividend reinvestment plan are included in “Other expenses” in the table above. For additional information, see “Dividend Reinvestment Plan.”
(4)After the consummation of this offering, the management fee will be 1.25% of our average total assets (excluding cash and cash equivalents and undrawn capital commitments but including assets financed using leverage) (“Average Total Assets”). We may from time to time decide it is appropriate to change the terms of the Investment Advisory Agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to shareholders for approval. See “Management and Other Agreements—Investment Advisory Agreement; Sub-Advisory Agreement; Administration Agreement.”
The management fee reflected in the table is calculated by determining the ratio that the management fee bears to our net assets attributable to common stock (rather than our total assets). The estimate of our management fee referenced in the table is based on our Average Total Assets and net assets pro forma as of            2023 after giving effect to this offering, as discussed in more detail under “Use of Proceeds.”
(5)After the consummation of this offering, an incentive fee will be payable to the Adviser, consisting of two parts that are independent of each other, with the result that one component may be payable even if the other is not. The portion of the incentive fee based on income will be calculated and payable quarterly in arrears at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following the consummation of this offering, and equals 100% of the pre-incentive fee net investment income in excess of a 1.5% quarterly “hurdle rate”, until the Adviser has received 15% of the total pre-incentive fee investment income for that calendar quarter, and for pre-incentive fee net investment income in excess of 1.76%, 15% of all remaining pre-incentive fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-incentive fee net investment income in excess of 1.76% is intended to provide the Adviser with 15% of the pre-incentive fee net investment income when that amount equals 1.76% in a calendar quarter, which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 15% of any pre-incentive fee net investment income in excess of 1.76% in any calendar quarter will be payable to the Adviser. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income will include, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred shares with PIK dividends and zero-coupon securities, accrued income that we have not yet received in cash. Pre-incentive fee net investment income will not include any realized capital gains, realized capital losses or unrealized capital gains or losses.
To determine whether the pre-incentive fee net investment income exceeds the hurdle rate, pre-incentive fee net investment income is expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following the consummation of this offering. Because of the structure of the incentive fee on income, it is possible that we may pay an incentive fee in a calendar quarter in which we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in our net assets due to realized or unrealized capital losses in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood of us paying an incentive fee for that calendar quarter. In addition, if market interest rates rise, we may be able to invest in debt instruments that provide for a higher return, which would increase pre-incentive fee net investment income and make it easier for the Adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income.
The portion of the incentive fee based on capital gains will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15.0% of our realized capital gains as of the end of the fiscal year following the consummation of this offering. In determining the capital gains incentive fee payable to the Adviser, we will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 15.0% of such amount, as applicable, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years following the consummation of this offering.
See “Management and Other Agreements—Payment of Our Expenses.”
(6)Interest payments on borrowed funds represents our estimated annual interest payments based on our annualized actual interest expenses under the Wells Fargo Financing Facility, the SMBC Financing Facility, and the notes offered in the 2022 Debt Securitization (the “2022 Notes”). The Subscription Facility will terminate before this offering commences. The assumed weighted average interest rate on our total debt outstanding was           %. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may issue additional debt securities or preferred stock, subject to our compliance with applicable requirements under the 1940 Act.
(7)Includes our overhead expenses, such as payments under the Administration Agreement for certain expenses incurred by the Administrator. See “Management and Other Agreements— Administration Agreement.” We based these expenses on estimated amounts for the current fiscal year.
(8)Assumes completion of this offering.
Example
The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$	$	$	$
The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the incentive fee on income under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the incentive fee on capital gains under the Investment Advisory Agreement. The incentive fee on income under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of common shares, determined by dividing the total dollar amount of the dividend or distribution payable to a participant by the market price per common share at the close of trading on the valuation date for the dividend following the consummation of this offering. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.
We have entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may pay certain of our expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any of our interest expense. Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates. Following any calendar quarter in which available operating funds exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions – Expense Support Agreement” for more information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand the Company’s financial performance for the periods shown. The financial data set forth in the following table as of and for the years ended December 31, 2022, 2021, 2020 and 2019 are derived from our consolidated financial statements, which have been audited by , an independent registered public accounting firm whose reports thereon are included in this prospectus. The financial data set forth in the following table as of and for the three months ended March 31, 2023 and 2022 have been derived from unaudited financial data, and in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) which are of a normal recurring nature, considered necessary for the fair statement of the consolidated financial statements for the periods presented. Interim results at and for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	Three Months Ended March 31,		For the Years Ended December 31,
($ in millions, except for per share amounts)	2023	2022	2022	2021	2020	2019
	(unaudited)	(unaudited)
Per share data:
Net asset value at beginning of period	$18.32	$19.39	$19.39	$18.74	$20.00	$19.48
Net investment income (1)	0.60	0.44	1.95	1.58	1.05	1.58
Net realized gain (loss) (1)	0.23	—	(0.01)	0.06	0.08	0.12
Net change in unrealized appreciation (depreciation) (1)	(0.39)	(0.11)	(1.20)	0.48	(0.70)	0.09
Net increase (decrease) in net assets resulting from operations (1)	0.44	0.33	0.74	2.12	0.43	1.79
Shareholder distributions from income (2)	(0.55)	(0.41)	(1.81)	(1.39)	(0.68)	(1.46)
Stockholder distributions from realized gains (2)	(0.21)	—	—	—	—	—
Other (3)	0.01	—	—	(0.08)	(1.01)	0.19
Net asset value at end of period	$18.01	$19.31	$18.32	$19.39	$18.74	$20.00

Net assets at end of period	$517,544	$402,677	$524.957	$374,051	$157,641	$66,211
Shares outstanding at end of period (1)	28,743,877	20,858,398	28,650,548	19,293,813	8,413,970	3,310,590
Total return (4)	2.39%	1.69%	3.83%	11.22%	(2.88)%	10.39%

Ratio/Supplemental data:
Ratio of net expenses to average net assets (5) (6)	12.91%	5.31%	8.41%	6.42%	8.60%	11.71%
Ratio of net investment income to average net assets (5)	13.51%	9.46%	10.34%	8.11%	5.55%	8.37%
Portfolio turnover rate (7)	3.22%	0.68%	5.04%	33.87%	24.53%	46.17%
Asset Coverage Ratio	167.31%	174.41%	174.41%	191.22%	182.03%	155.24%
________________
(1)The per share data was derived by using the weighted average shares outstanding during the period.
(2)The per share data for distributions reflects the actual amount of distributions declared during the period.
(3)Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.
(4)Total return is calculated as the change in NAV per share during the period, plus distributions per share, if any, divided by the beginning NAV per share. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at the quarter end NAV per share preceding the distribution.
(5)Ratios are annualized except for expense support amounts relating to organizational costs. The ratio of total expenses to average net assets was 12.92% and 5.32% for the three months ended March 31, 2023 and 2022, respectively, on an annualized basis, excluding the effect of expense support which represented (0.01)% and (0.01)% of average net assets, The ratio of total expenses to average net assets was 8.45%, 6.63%, 9.05% and 13.92% for the years and period ended December 31, 2022, 2021, 2020 and 2019, respectively, on an annualized basis, excluding the effect of expense support which represented (0.04)%, (0.21)%, (0.45)% and (2.21)% of average net assets, respectively. Average net assets is calculated utilizing quarterly net assets.
(6)The ratio of interest and debt financing expenses to average net assets for the three months ended March 31, 2023 and 2022, was 9.91% and 3.15%, respectively. The ratio of interest and debt financing expenses to average net assets for the years and period ended December 31, 2022, 2021, 2020 and 2019 was 5.84%, 3.93%, 4.77% and 8.80%, respectively. Average net assets is calculated utilizing quarterly net assets.
(7)Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value for the periods reported.

RISK FACTORS
Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks associated with the investment, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations, and cash flows could be materially and adversely affected. In such case, our NAV and the trading price of our shares of common stock could decline, and you may lose all or part of your investment.
Risks Related to our Business and Structure
We have a limited operating history.
We began investment operations in March 2020, and, as a result, have limited operating history and limited financial information on which prospective investors can evaluate an investment in our shares or prior performance. As a result, we are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and the value of a shareholder’s investment could decline substantially or become worthless.
We are currently operating in a period of significant market disruption and economic uncertainty, which may have a negative impact on our business, financial condition and operations. An extended disruption in the capital markets and the credit markets could negatively affect our business.
From time to time, capital markets may experience periods of disruption and instability. The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019 and the conflict between Russia and Ukraine that began in late February 2022.Even after the COVID-19 pandemic subsided, the U.S. economy, as well as most other major economies, have continued to experience unpredictable economic conditions, and we anticipate our businesses would be materially and adversely affected by any prolonged economic downturn or recession in the United States and other major markets. In addition, disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets.
The current economic conditions have resulted in an adverse impact on the ability of lenders to originate loans, the volume and type of loans originated, the ability of borrowers to make payments and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by the Company and returns to the Company, among other things. The U.S. credit markets (in particular for middle market loans) have experienced the following, among other things: (i) increased draws by borrowers on revolving lines of credit and other financing instruments; (ii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans and increased uses of PIK features; and (iii) greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues.
These conditions and future market disruptions and/or illiquidity could have an adverse effect on our (and our portfolio companies’) business, financial condition, results of operations and cash flows. Ongoing unfavorable economic conditions may increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to our portfolio companies and/or us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our operating results and the fair values of our debt and equity investments. We may have to access, if available, alternative markets for debt and equity capital, and a severe disruption in the global financial markets, deterioration in credit and financing conditions, continued increase in interest rates or uncertainty regarding U.S. government spending and deficit levels or other global economic conditions could have a material adverse effect on our business, financial condition and results of operations.

While we intend to continue to source and invest in new loan transactions to U.S. middle market companies, we cannot be certain that we will be able to do so successfully or consistently. A lack of suitable investment opportunities may impair our ability to make new investments, and may negatively impact our earnings and result in decreased dividends to our shareholders.
If current economic conditions continue for an extended period of time, loan delinquencies, loan non-accruals, problem assets, and bankruptcies may increase. In addition, collateral for our loans may decline in value, which could cause loan losses to increase and the net worth and liquidity of loan guarantors could decline, impairing their ability to honor commitments to us. An increase in loan delinquencies and non-accruals or a decrease in loan collateral and guarantor net worth could result in increased costs and reduced income which would have a material adverse effect on our business, financial condition or results of operations. We continue to observe supply chain interruptions, labor difficulties, commodity inflation and elements of economic and financial market instability both globally and in the United States.
We will need to raise additional capital in the future in order to continue to make investments in accordance with our business and investing strategy and to pursue new business opportunities. Ongoing disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict our business operations and could adversely impact our results of operations and financial condition.
In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to qualify for the tax benefits available to RICs. As a result, these earnings will not be available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have a material adverse effect on our business, results of operations and financial performance.
We cannot be certain as to the duration or magnitude of the ongoing economic condition in the markets in which we and our portfolio companies operate and corresponding declines in economic activity that may negatively impact the U.S. economy and the markets for the various types of goods and services provided by U.S. middle market companies. Depending on the duration, magnitude and severity of these conditions and their related economic and market impacts, certain of our portfolio companies may suffer declines in earnings and could experience financial distress, which could cause them to default on their financial obligations to us and their other lenders. In consideration of these and related factors, we have downgraded our internal ratings with respect to certain companies and may make additional downgrades with respect to other portfolio companies in the future as conditions warrant and new information becomes available.
Our financial condition and results of operations depend on our ability to manage our business effectively.
Our ability to achieve our investment objective and grow depends on our ability to manage our business. This depends, in turn, on the ability of Churchill to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objective depends upon Churchill’s execution of our investment process, their ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. Churchill has substantial responsibilities under the Sub-Advisory Agreement. The origination professionals and other personnel of Churchill and its affiliates may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition and results of operations. Our results of operations depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies, it could negatively impact our ability to pay dividends or other distributions and you may lose all or part of your investment.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may seek to invest in areas they have not traditionally invested in or from which they had withdrawn during the economic downturn, including investing in middle market companies. As a result, competition for investments in middle market companies has intensified, and we expect that trend to continue. Certain of our existing and potential competitors are large and may have greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, however, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss.
Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to obtain and maintain our RIC tax treatment. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.
Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies, which may, in turn, impact the valuation of such portfolio companies.
Certain of our portfolio companies may be impacted by inflation, which may, in turn, impact the valuation of such portfolio companies. If such portfolio companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.
We are exposed to risks associated with changes in interest rates.
Because we have borrowed and intend to continue to borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In response to market indicators showing a rise in inflation, since March 2022, the Federal Reserve has been rapidly increasing interest rates and has indicated that it would consider additional rate hikes in response to ongoing inflation concerns. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in shares of our common stock less attractive if we are not able to increase our distribution rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield. It is possible that the Federal Reserve's tightening cycle could also result in a recession in the United States, which could have a material adverse effect on our business, results of operations and financial condition.

In the current and future periods of rising interest rates, to the extent we borrow money subject to a floating interest rate (such as under the Wells Fargo Financing Facility, the SMBC Financing Facility and the SMBC Revolving Facility), our cost of funds would increase, which could reduce our net investment income if there is not a corresponding increase in interest income generated by our investment portfolio. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum (or “floor”) interest rates, while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may temporarily increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner if market rates remain lower than the existing floor rate.
If interest rates continue to rise, there is also a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
The replacement of LIBOR with an alternative reference rate may adversely affect our credit arrangements and other financial instruments.
The London Interbank Offered Rate (“LIBOR”) is an index rate that historically has been widely used in lending transactions and remains a common reference rate for setting the floating interest rate on private loans. LIBOR typically has been the reference rate used in floating-rate loans extended to our portfolio companies.
The ICE Benchmark Administration (“IBA”) (the entity regulated that is responsible for calculating LIBOR) will cease providing overnight, 1, 3, 6 and 12 months USD LIBOR tenors after June 30, 2023. In addition, the United Kingdom’s Financial Conduct Authority (“FCA”), which oversees the IBA, now prohibits entities supervised by the FCA from using LIBORs, including USD LIBOR, except in very limited circumstances.
In the United States, the U.S. Federal Reserve Board and the Federal Reserve Bank of New York formed the Alternative Reference Rates Committee (“ARCC”) for the purpose of finding a suitable replacement rate for USD LIBOR. The ARRC identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. On December 16, 2022, the Federal Reserve Board adopted a final rule implementing certain provisions of the LIBOR Act (“Regulation ZZ”), which specifies that on the LIBOR replacement date, which is the first London banking day after June 30, 2023, the Federal Reserve Board-selected benchmark replacement, based on SOFR and including any tenor spread adjustment as provided by Regulation ZZ, will replace references to overnight, 1, 3, 6, and 12-month LIBOR in certain contracts that do not mature before the LIBOR replacement date and that do not contain adequate fallback language. The LIBOR Act Regulation ZZ could apply to certain our investments that reference LIBOR to the extent that they do not have fallback provisions or adequate fallback provisions.
Alternative reference rates that may replace LIBOR, including SOFR for USD transactions, may not yield the same or similar economic results as LIBOR over the lives of such transactions. Moreover, the elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market value of and/or transferability of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us, valuation measurements used by us that include LIBOR as an input, our operational processes or our overall financial condition or results of operations.
In addition, while the majority of our LIBOR-linked loans contemplate that LIBOR may cease to exist and allow for amendment to a new alternative reference rate without the approval of 100% of the lenders, if LIBOR ceases to exist, we could be required, in such situations, to negotiate modifications to credit agreements governing such instruments, in order to replace LIBOR with such alternative reference rate and to incorporate any conforming changes to applicable credit spreads or margins. Following the replacement of LIBOR, some or all of these credit agreements may bear interest at a lower interest rate, which could have an adverse impact on the value and liquidity of our investment in these portfolio companies and, as a result, on our results of operations. Such adverse impacts and the uncertainty of the transition away from LIBOR could result in disputes and litigation with counterparties and borrowers regarding the implementation of alternative reference rates.
We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
The effect of global climate change may impact the operations and valuation of our portfolio companies.
Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition through, for example, decreased revenues, which may, in turn, impact the valuation of such portfolio companies. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.
In December 2015, the United Nations adopted a climate accord (the “Paris Agreement”), which the United States rejoined in 2021, with the long-term goal of limiting global warming and the short-term goal of significantly reducing greenhouse gas emissions. Additionally, the Inflation Reduction Act of 2022 included several measures designed to combat climate change, including restrictions on methane emissions. As a result, some of our portfolio companies may become subject to new or strengthened regulations or legislation, which could increase their operating costs and/or decrease their revenues, which may, in turn, impact their ability to make payments on our investments.
Environmental, social and governance factors may adversely affect our business or cause us to alter our business strategy.
Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Additionally, we risk damage to our brand and reputation if we fail to originate, underwrite and manage assets on our behalf consistent with its ESG policy. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect our business.
Downgrades of the U.S. credit rating, impending automatic spending cuts or government shutdowns could negatively impact our liquidity, financial condition and earnings.
U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, including, most recently, in June 2023, ratings agencies have threatened to lower the long-term sovereign credit rating on the United States. The legislation suspends the debt ceiling through early 2025 unless Congress takes legislative action to further extend or defer it.

The impact of the increased debt ceiling and/or downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Global economic, political and market conditions, including BREXIT, may adversely affect our business or cause us to alter our business strategy.
The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis, including any austerity measures taken in exchange for bailout of certain nations, and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally.
On January 31, 2020, the United Kingdom ended its membership in the European Union, referred to as Brexit. Following the termination of a transition period, the United Kingdom and the European Union entered into a trade and cooperation agreement to govern the future relationship between the parties, which was provisionally applied as of January 1, 2021 and entered into force on May 1, 2021 following ratification by the European Union. With respect to financial services, the agreement leaves decisions on equivalence and adequacy to be determined by each of the United Kingdom and the European Union unilaterally in due course. Such agreement is untested and could lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European and global markets for some time. In addition, on December 24, 2020, the European Union and United Kingdom governments signed a trade deal that became provisionally effective on January 1, 2021 and that now governs the relationship between the United Kingdom and the European Union (the “Trade Agreement”). The Trade Agreement implements significant regulation around trade, transport of goods and travel restrictions between the United Kingdom and the European Union.
Notwithstanding the foregoing, the longer term economic, legal, political and social implications of Brexit are unclear at this stage and are likely to continue to lead to ongoing political and economic uncertainty and periods of increased volatility in both the United Kingdom and in wider European markets for some time. In particular, Brexit could lead to calls for similar referendums in other European Union jurisdictions, which could cause increased economic volatility in the European and global markets. This mid- to long-term uncertainty could have adverse effects on the economy generally and on our ability to earn attractive returns. In particular, currency volatility could mean that our returns are adversely affected by market movements and could make it more difficult, or more expensive, for us to execute prudent currency hedging policies.
New or modified laws or regulations governing our operations could adversely affect our business.
We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, could change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations could also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business, and political uncertainty could increase regulatory uncertainty in the near term.

The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation, could negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and could be subject to civil fines and criminal penalties.
We invest in securities of issuers that are subject to governmental and non-governmental regulations, including by federal and state regulators and various self-regulatory organizations. Companies participating in regulated activities could incur significant costs to comply with these laws and regulations. If a company in which we invest fails to comply with an applicable regulatory regime, it could be subject to fines, injunctions, operating restrictions or criminal prosecution, any of which could materially and adversely affect the value of our investment.
Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, could cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of U.S. federal income taxes on us. Such changes could result in material differences to our strategies and plans and could shift our investment focus from the areas of expertise of Churchill to other types of investments in which Churchill may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of an investment in us. If we invest in commodity interests in the future, the Adviser could determine not to use investment strategies that trigger additional regulation by the U.S. Commodity Futures Trading Commission (“CFTC”) or could determine to operate subject to CFTC regulation, if applicable. If we or the Advisers were to operate subject to CFTC regulation, we could incur additional expenses and would be subject to additional regulation.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.
We cannot predict how new tax legislation will affect us, our Advisers, our investments, or our shareholders, and any such legislation could adversely affect our business.
Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. The Biden Administration has proposed significant changes to the existing U.S. tax rules, and there are a number of proposals in Congress that would similarly modify the existing U.S. tax rules. The likelihood of any such legislation being enacted is uncertain, but new legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could have adverse consequences, including significantly and negatively affect our ability to qualify for tax treatment as a RIC or otherwise impact the U.S. federal income tax consequences applicable to us and our investors. Investors are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our shares.
Changes to U.S. tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, negatively impact us.
There has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. The current U.S. presidential administration, along with the U.S. Congress, has created significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn could negatively impact us.
The Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.
Our Board has the authority, except as otherwise prohibited by the 1940 Act or the Maryland General Corporation Law (“MGCL”), to modify or waive certain of our operating policies and strategies without prior notice and without shareholder approval. However, absent shareholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our shares. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.
Terrorist attacks, acts of war, global health emergencies or natural disasters may affect any market for our shares, impact the businesses in which we invest and harm our business, operating results and financial condition.
Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.
In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the United States. In response to the ongoing military action by Russia, various countries, including the United States, the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”), the electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.
The ramifications of the hostilities and sanctions, however, may not be limited to Russia and Russian companies but may spill over to and negatively impact other regional and global economic markets (including Europe and the United States), companies in other countries (particularly those that have done business with Russia) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility, cause severe negative effects on regional and global economic markets, industries, and companies and have a negative effect on the Company’s investments and performance, which may, in turn, impact the valuation of such portfolio companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and the companies in which we invest. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant impact on our performance and the value of an investment in us.
The failure of cybersecurity protection systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
The occurrence of a disaster, such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.
The Advisers and third-party service providers with which we do business depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. The Advisers may experience threats to their data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Advisers’ computer systems and networks, or otherwise cause interruptions or malfunctions in operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
Third parties with which we do business may also be sources of cybersecurity or other technological risks. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. Cybersecurity failures or breaches by our Advisers and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, also have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its NAV, impediments to trading, the inability of our shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputation damages, reimbursement of other compensation costs, or additional compliance costs. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.
Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. We currently do not maintain insurance coverage relating to cybersecurity risks, and we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully insured.
We and our service providers may be impacted by operating restrictions, which may include requiring employees to continue to work from remote locations. Policies of extended periods of remote working, whether by us or our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit weaknesses in a remote work environment. Accordingly, the risks described above are heightened under current conditions, which may continue for an unknown duration.

Our business is dependent on bank relationships and recent strain on the banking system may adversely impact us.
The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks that may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted as the banking sector volatility situation continues to evolve. Our business is dependent on bank relationships, including small and regional banks, and we are proactively monitoring the financial health of banks with which we (or our portfolio companies) do or may in the future do business. To the extent that our portfolio companies work with banks that are negatively impacted by the foregoing, such portfolio companies’ ability to access their own cash, cash equivalents and investments may be threatened. In addition, such affected portfolio companies may not be able to enter into new banking arrangements or credit facilities, or receive the benefits of their existing banking arrangements or facilities. Any such developments could harm our business, financial condition, and operating results, and prevent us from fully implementing our investment plan. Continued strain on the banking system may adversely impact our business, financial condition and results of operations.
If the Advisers or the Administrator are unable to maintain the availability of their electronic data systems and safeguard the security of their data, their and our ability to conduct business may be compromised, which could impair liquidity, disrupt business, damage their and our reputation and cause losses.
Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We, the Advisers the Administrator are subject to cybersecurity risks. Information cybersecurity risks have significantly increased in recent years and, while we, the Advisers and the Administrator have not experienced any material losses relating to cyber-attacks or other information security breaches, we could suffer such losses in the future. The Advisers’ and the Administrator’s computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, network failures, computer and technology failures, infiltration by unauthorized persons and other security breaches, usage errors by their respective professionals or service providers, or other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information relating to shareholders (and their beneficial owners) and sensitive business data (including material nonpublic information of our portfolio companies), processed and stored in, and transmitted through, the Advisers’ and the Administrator’s computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations and the business, financial condition or results of operations of the Advisers, the Administrator and their affiliates. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In the future, the Advisers, the Administrator and our portfolio companies may be required to expend significant additional resources to modify their protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. In addition, we, the Advisers and the Administrator may be subject to litigation and financial losses that are not fully insured.
Third parties with which we, the Advisers, the Administrator, and our portfolio companies do business may also be sources of cybersecurity or other technological risks. We outsource certain functions, and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. While we, the Advisers, the Administrator, and our portfolio companies engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above. Further, the continued remote working conditions initially resulting from the COVID-19 pandemic have heightened ours and our portfolio companies' vulnerability to a cybersecurity risk or incident.

We may incur lender liability as a result of our lending activities.
In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.
We may incur liability as a result of providing managerial assistance to our portfolio companies.
In the course of providing significant managerial assistance to certain portfolio companies, certain of our management and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of investments in these companies, our management and directors may be named as defendants in such litigation, which could result in an expenditure of our funds, through our indemnification of such officers and directors, and the diversion of management time and resources.
Churchill may not be able to achieve the same or similar returns as those achieved by our senior management and investment personnel while they were employed at prior positions.
The track record and achievements of the senior investment professionals of Churchill are not necessarily indicative of future results that will be achieved by Churchill. As a result, Churchill may not be able to achieve the same or similar returns as those previously achieved by the senior investment professionals of Churchill.
Soft dollars and research received and conducted on our behalf will be shared by others.
We may bear more or less of the costs of soft dollar or other research than other clients of Churchill and its affiliates who benefit from such products or services. These research products or services may and will also benefit and be used to assist other clients of Churchill and its affiliates. Research generated for Churchill’s credit strategy on our behalf will be used to benefit other investment strategies of Churchill and its affiliates, including NC SLF Inc., Nuveen Churchill Private Capital Income Fund, and other funds and accounts that Churchill manages. Furthermore, Churchill’s implementation of a credit strategy on our behalf will rely on its affiliates’ research efforts to manage the client/fund portfolios of such affiliates.
There are significant financial and other resources necessary to comply with the requirements of being an SEC reporting entity.
As a public entity, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing such standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to the Administrator to compensate them for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

We will incur additional reporting obligations after we cease to be an “emerging growth company” under the JOBS Act.
The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company for up to five years following the consummation of this offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues equal or exceeds $1.235 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of our shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months and have filed an annual report on Form 10-K, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period or (iv) December 31 of the fiscal year following the fifth anniversary of the consummation of this offering.
Efforts to comply with Section 404 of the Sarbanes-Oxley Act will involve significant expenditures, and noncompliance with Section 404 of the Sarbanes-Oxley Act may adversely affect us.
We are required to report on our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we incur additional expenses that may negatively impact our financial performance. This process also may result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal controls over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting until the date on which we are a “large accelerated filer” or an “accelerated filer”. Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls, as required by Section 404(b), we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. As a publicly reporting entity, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our operations, financial reporting or financial results could be adversely affected. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, following any listing of our shares, violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and, following the consummation of this offering, lead to a decline in the market price of our shares.
Risks Related to Our Operations and Investments
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies will be susceptible to economic slowdowns or recessions, including as a result of, among other things, the COVID-19 pandemic, elevated levels of inflation, and a rising interest rate environment, and may be unable to repay our loans during these periods. Therefore, any non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments and could lead to financial losses in our portfolio and a corresponding decrease in revenues, net income and assets.
Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. It is possible that we could become subject to a lender liability claim, including as a result of actions taken if we or Churchill renders significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we or Churchill provided managerial assistance to that portfolio company or otherwise exercise control over it, a bankruptcy court might re-characterize our debt as a form of equity and subordinate all or a portion of our claim to claims of other creditors.
Market conditions have materially and adversely affected debt and equity capital markets in the United States and around the world.
In the past, the global capital markets experienced periods of disruption resulting in increasing spreads between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free and a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market. These events, along with the deterioration of the housing market, illiquid market conditions, declining business and consumer confidence and the failure of major financial institutions in the United States, led to a general decline in economic conditions. This economic decline materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and to financial firms in particular. If such a period of disruption were to occur in the future, to the extent that we wish to use debt to fund our investments, the debt capital that will be available to us, if at all, may be at a higher cost, and on terms and conditions that may be less favorable, than what we expect, which could negatively affect our financial performance and results. A prolonged period of market illiquidity may cause us to reduce the volume of loans we originate and/or fund below historical levels and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, and results of operations. The spread between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free has remained narrow on a relative basis recently. If these spreads were to widen or if there were deterioration of market conditions, these events could materially and adversely affect our business.
Our investments in leveraged portfolio companies may be risky, and we could lose all or part of our investment.
Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our junior secured loans are generally subordinated to senior loans. As such, other creditors may rank senior to us in the event of an insolvency.
We typically invest in middle market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
We invest in loans to middle market, privately owned companies. Compared to larger, publicly traded firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand, compete and operate their business. In addition, many of these companies may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of borrowers may entail higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources on more attractive terms.
Investing in middle market, privately owned companies involves a number of significant risks, including, but not limited to, that middle market companies:
•may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us;
•typically have more limited access to the capital markets, which may hinder their ability to refinance borrowings;
•will be unable to refinance or repay at maturity the unamortized loan balance as we structure our loans such that a significant balance remains due at maturity;
•generally have less predictable operating results, may be particularly vulnerable to changes in customer preferences or market conditions, and may depend on one or a limited number of major customers;
•may be parties to litigation from time to time, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
•generally have less publicly available information about their businesses, operations and financial condition, and, if we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.
Any of these factors or changes thereto could impair a portfolio company’s financial condition, results of operation, cash flow or result in other adverse events, such as bankruptcy, any of which could limit a portfolio company’s ability to make scheduled payments on loans from us. This, in turn, may lead to their inability to make payments on outstanding borrowings, which could result in losses in our loan portfolio and a decrease in our net interest income and book value.
We are subject to risks associated with our investments in senior loans.
We invest in senior loans, which are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior loans may be considered by credit rating agencies to be similar to the risks of below investment grade fixed-income instruments. Investment in senior loans rated below investment grade is considered speculative because of the credit risk of the company incurring the indebtedness. Such companies are more likely than investment grade issuers to default on their payments of interest and principal owed to us, and such defaults could have a material adverse effect on our performance. An economic downturn would generally lead to a higher non-payment rate, and a senior loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior loans may decline in value or become illiquid, which would adversely affect the senior loan’s value.
There may be less readily available and reliable information about most senior loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. As a result, Churchill will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, we will be particularly dependent on the analytical abilities of Churchill.

In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that we may not be able to sell senior loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
We are subject to risks associated with our investment in junior or subordinated debt securities.
We invest in junior debt securities, which may be subordinated to substantial amounts of a portfolio company’s senior debt, all or a significant portion of which may be secured. Such junior or subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same portfolio company. These subordinated securities may not be protected by financial covenants, such as limitations on the incurrence of additional indebtedness, that may apply to certain types of senior secured debt instruments. Holders of junior and subordinated debt generally are not entitled to receive full payments in bankruptcy or liquidation until senior creditors are paid in full. In addition, the remedies available to holders of junior debt are normally limited by restrictions benefiting senior creditors.
In addition, subordinated investments are generally more volatile than secured loans and are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high loan-to-value (“LTV”) ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations. In the event a portfolio company that we invest in on a junior or subordinated basis cannot generate adequate cash flow to meet all of its debt obligations, we may suffer a partial or total loss of capital invested.
We are subject to risks associated with our investments in unitranche secured loans and securities.
We invest in unitranche secured loans, which are a combination of senior secured and junior secured debt in the same facility. Unitranche secured loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and junior, but generally in a first-lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche secured debt generally requires payments of both principal and interest throughout the life of the loan. Generally, we expect these securities to carry a blended yield that is between senior secured and junior debt interest rates. Unitranche secured loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche secured loans combine characteristics of senior and junior financing, unitranche secured loans have risks similar to the risks associated with senior secured and second-lien loans and junior debt in varying degrees according to the combination of loan characteristics of the unitranche secured loan.
We are subject to risks associated with “covenant-lite” loans.
We invest in “covenant-lite” loans, which generally refers to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we are exposed to “covenant-lite” loans, we may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
We are subject to risks associated with syndicated loans.
From time to time, our investments may consist of syndicated loans. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases, we do not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Accordingly, we may be precluded from directing such actions unless we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.
There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.
We may be subject to risks associated with our investment in equity-related securities.
We invest in equity-related securities, such as rights and warrants that may be converted into or exchanged for the issuer’s common stock or the cash value of the issuer’s common stock. The equity interests we hold may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we realize in the disposition of any equity interests may not be sufficient to offset any other losses we experience. We will generally have little, if any, control over the timing of any gains we may realize from our equity investments. We may also be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may be unable to exercise any put rights we acquire, which would grant us the right to sell our equity securities back to the portfolio company, for the consideration provided in its investment documents if the issuer is in financial distress. Additionally, we may make equity or equity-related investments alongside a Senior Loan investment, which may result in conflicts related to the rights of those investments.
The loans we make in portfolio companies may become non-performing.
A loan or debt obligation may become non-performing for a variety of reasons. Such non-performing loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal amount of the loan and/or the deferral of payments. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery. We may also incur additional expenses to the extent that it is required to seek recovery upon a default on a loan or participate in the restructuring of such obligation. The liquidity for defaulted loans may be limited, and, to the extent that defaulted loans are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. In connection with any such defaults, workouts or restructuring, although we exercise voting rights with respect to an individual loan, we may not be able to exercise votes in respect of a sufficient percentage of voting rights with respect to such loan to determine the outcome of such vote.
The lack of liquidity in our investments may adversely affect our business.
Generally, all of our assets are invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain the election to be regulated as a BDC and qualify as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks.
Additionally, the ongoing disruption in economic activity has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation.
We are required to carry our investments at market value or, if no market quotation readily available, at fair value as determined in good faith by the Board. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.
Our portfolio companies may prepay loans, which may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
Some of the loans and other investments that we make to our portfolio companies may be callable at any time, and many of them can be repaid with no premium to par. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. In addition, prepayments may occur at any time, sometimes without premium or penalty, and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding instruments. In the case of some of these loans, having the loan called early may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields.
We are subject to risks associated with our investments in special situation companies.
We may make investments in companies involved in (or the target of) acquisition attempts or tender offers, or companies involved in spin-offs and similar transactions. In any investment opportunity involving any such type of business enterprise, the transaction in which such business enterprise is involved will either be unsuccessful, take considerable time or result in a distribution of cash or a new security, the value of which will likely be less than the purchase price to us of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. In connection with such transactions, we may purchase securities on a when-issued basis, which means that delivery and payment take place sometime after the date of the commitment to purchase and are often conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, reorganization or debt restructuring. The purchase price and/or interest rate receivable with respect to a when-issued security are typically fixed when we enter into the commitment, but such securities are subject to changes in market value prior to their delivery.
We may be subject to risks associated with our investments in the business services industry.
Portfolio companies in the business services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the business services industry must respond quickly to technological changes and understand the impact of these changes on customers’ preferences. Adverse economic, business, or regulatory developments affecting the business services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.

Our investments in the healthcare sector face considerable uncertainties.
Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.
Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.
Any investments in life sciences-related companies may be subject to extensive government regulation, litigation risk and certain other risks particular to that industry.
We invest in life sciences-related that may be subject to extensive regulation by federal, state and other foreign agencies. If any of these portfolio companies fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. Portfolio companies that produce medical devices or drugs are subject to the expense, delay and uncertainty of the regulatory approval process for their products and, even if approved, these products may not be accepted in the marketplace. In addition, governmental budgetary constraints effecting the regulatory approval process, new laws, regulations or judicial interpretations of existing laws and regulations might adversely affect a portfolio company in this industry.
Life sciences-related portfolio companies may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed. Any of these factors could materially and adversely affect the operations of a life sciences-related portfolio company and, in turn, impair our ability to timely collect principal and interest payments owed to us.
Our investment strategy focuses on technology-related companies, which are subject to many risks, including volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs and periodic downturns.
We invest in technology-related companies, many of which may have narrow product lines and small market shares, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as to general economic downturns. The revenues, income (or losses), and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, technology-related industries are generally characterized by abrupt business cycles and intense competition. Overcapacity in technology-related industries, together with cyclical economic downturns, may result in substantial decreases in the market capitalization of many technology-related companies. Such decreases in market capitalization may occur again, and any future decreases in technology-related company valuations may be substantial and may not be temporary in nature. Therefore, our portfolio companies may face considerably more risk of loss than do companies in other industry sectors.
Because of rapid technological change, the average selling prices of products and some services provided by technology-related companies have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by technology-related companies may decrease over time, which could adversely affect their operating results, their ability to meet obligations under their debt securities and the value of their equity securities. This could, in turn, materially adversely affect our business, financial condition and results of operations.
A natural disaster may also impact the operations of our portfolio companies, including the technology companies in our portfolio. The nature and level of natural disasters cannot be predicted and may be exacerbated by global climate change. Technology companies rely on items assembled or produced in areas susceptible to natural disasters, and may sell finished goods into markets susceptible to natural disasters. A major disaster, such as an earthquake, tsunami, flood or other catastrophic event could result in disruption to the business and operations of the technology companies in our portfolio.
We are exposed to risks associated with any OID income and PIK interest required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments include OID components and PIK interest or PIK dividend components include, but are not limited to, the following:
•We must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy our annual distribution requirements, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times or at prices that would not be advantageous to us, raise additional debt or equity capital or forgo new investment opportunities.
•OID instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the lender.
•Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.
•OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral.
•OID instruments generally represent a significantly higher credit risk than coupon loans.
•OID income received by us may create uncertainty about the source of our cash distributions to shareholders. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.
•The deferral of PIK interest has a negative impact on liquidity, as it represents non-cash income that may require distribution of cash dividends to shareholders in order to maintain our RIC tax treatment. In addition, the deferral of PIK interest also increases the loan-to-value (“LTV”) ratio at a compounding rate, thus, increasing the risk that we will absorb a loss in the event of foreclosure.
•OID and market discount instruments create the risk of non-refundable incentive fee payments to the Adviser based on non-cash accruals that we may not ultimately realize.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio may be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we will not have fixed guidelines for diversification. If we obtain large positions in the securities of a small number of issuers, our NAV is likely to fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of such issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment.
We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.
Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect the portfolio company. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:
(i)increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
(ii)exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
(iii)preserve or enhance the value of our initial and overall investment.
We have discretion to make follow-on investments, subject to the availability of capital resources and the limitations of the 1940 Act. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation of a portfolio company. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, prefer other opportunities or are inhibited by compliance with 1940 Act requirements (including our Order) and RIC tax treatment.
We may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
We do not hold controlling equity positions in any of our portfolio companies and do not expect to hold controlling positions in the future. Our debt investments in portfolio companies may provide limited control features such as restrictions, for example, on the ability of a portfolio company to incur additional debt and limitations on a portfolio company’s discretion to use the proceeds of our investment for certain specified purposes. “Control” under the 1940 Act is presumed at more than 25% equity ownership, and may also be present at lower ownership levels where we provide managerial assistance. When we do not acquire a controlling equity position in a portfolio company, we may be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or shareholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, the termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its repayment and other obligations under the loans and other investments we hold. In addition, many of our investments will likely have a principal amount outstanding at maturity, which could result in a substantial loss to us if the borrower is unable to refinance or repay. We may incur expenses to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. This process will require time and resources that, if not resolved quickly and efficiently, could negatively impact our operating results.
Our portfolio companies may incur debt that ranks equally with, or senior to, the loans and other investments we make in such portfolio companies.
Although we expect that most of our investments in our portfolio companies will be secured, some investments may be unsecured and subordinated to substantive amounts of senior indebtedness incurred by our portfolio companies. The portfolio companies in which we invest usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest and such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments on our debt investments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing senior secured debt of such companies. The first-priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then, to the extent not repaid from the proceeds of the sale of the collateral, we will only have an unsecured claim against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt, including in unitranche transactions. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:
•the ability to cause the commencement of enforcement proceedings against the collateral;
•the ability to control the conduct of such proceedings;
•the approval of amendments to collateral documents;
•releases of liens on the collateral; and

•waivers of past defaults under collateral documents.
We may not have the ability to control or direct such actions, even if our rights are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other agreement with creditors.
The disposition of our investments in private companies may result in contingent liabilities.
We make a number of investments in securities of portfolio companies that are private companies. If we are required or desire to dispose of an investment in a private company, we may be required to make representations about the business and financial affairs of the portfolio company typical of those representations made by an owner in connection with the sale of its business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that could result in the satisfaction of funding obligations through our return of distributions previously made to us.
We may be unsuccessful in syndicating our co-investments, which may cause us to have more exposure to an investment than was originally intended.
From time to time, we may make an investment with the expectation of offering a portion of our interests therein as a co-investment opportunity to third-party investors. There can be no assurance that we will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by us with respect to any such syndication will not be substantial. In the event that we are not successful in syndicating any such co-investment, in whole or in part, we may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make us more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by us that is not syndicated to co-investors as originally anticipated could significantly reduce our overall investment returns.
Risks Related to our Advisers and Their Affiliates
We depend upon the senior management of Churchill for our success, and upon the strong referral relationships of Churchill’s investment professionals with financial institutions, sponsors and investment professionals. Any inability of Churchill to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We do not have any internal management capacity or employees. We depend on the investment expertise, skill and network of business contacts of the senior investment professionals of Churchill, who evaluate, negotiate, structure, execute, monitor and service our investments in accordance with the terms of the Sub-Advisory Agreement. Our success depends to a significant extent on the continued service and coordination of the senior investment professionals of Churchill. These individuals may have other demands on their time now and in the future, and we cannot assure you that they will continue to be actively involved in our management. Each of these individuals is not subject to an employment contract with us, and the departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our investment objective.
In addition, we depend upon the senior investment professionals of Churchill to maintain their relationships with financial institutions, sponsors and investment professionals, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the senior investment professionals of Churchill fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the senior investment professionals of Churchill have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Churchill evaluates, negotiates, structures, closes and monitors our investments in accordance with the terms of the Sub-Advisory Agreement. We can offer no assurance, however, that the current senior investment professionals of Churchill will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Nuveen and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective.
The Investment Committee that oversees our investment activities is comprised of representatives of investment teams. The loss of any member of the Investment Committee or of other Churchill senior investment professionals could negatively impact our ability to achieve its investment objective and operate as anticipated. This could have a material adverse effect on our financial condition and results of operations.
There may be conflicts related to obligations that senior investment professionals of the Advisers and members of their investment committee have to other clients. There may be conflicts related to the investment and related activities of TIAA and the Advisers and these conflicts could prevent us from making or disposing of certain investments on the terms desired.
The senior investment professionals and members of the investment committee of each investment team serve or may serve as officers, directors, members or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts or other investment vehicles sponsored or managed by Churchill or its affiliates. Similarly, Churchill may have other clients or other accounts with similar, different or competing investment objectives as us. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. For example, Messrs. Kencel, Strife, Linett and Schwimmer have and will continue to have management responsibilities for other investment funds, including NC SLF Inc., a closed-end investment company registered under the 1940 Act, Nuveen Churchill Private Capital Income Fund, a BDC, and other accounts or other investment vehicles sponsored or managed by affiliates of Churchill. Churchill seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with their respective allocation policies. In addition, Churchill or its affiliates also may earn additional fees related to the securities in which the Company invests, which may result in conflicts of interests for the senior investment professionals and members of the investment committee making investment decisions. For example, Churchill and its affiliates may act as an arranger, syndication agent or in a similar capacity with respect to securities in which we invest, in which case Churchill and its affiliates receive compensation from the issuers of such securities, which compensation would be paid to them separately from management fees paid by us. Additionally, affiliates of Churchill may act as the administrative agent on credit facilities under which such securities are issued, which may contemplate additional compensation to such affiliates for the service of acting as administrative agent thereunder.
Churchill has separate account, fund-of-one or other managed account arrangements in place with TIAA or subsidiaries thereof. Consistent with Churchill's investment allocation policies and the Order, Churchill also may be managing certain securities for us and allocating the same investments to TIAA (or subsidiaries thereof) pursuant to such arrangements, which may lead to conflicts of interest.
In certain instances, it is possible that other entities managed by Churchill or a proprietary account of TIAA may be invested in the same or similar loans or securities as held by us, and which may be acquired at different times at lower or higher prices. Those investments also may be in securities or other instruments in different parts of the company’s capital structure that differ significantly from the investments held by us, including with respect to material terms and conditions, including without limitation seniority, interest rates, dividends, voting rights and participation in liquidation proceeds. Consequently, in certain instances these investments may be in positions or interests that are potentially adverse to those taken or held by us. In such circumstances, measures will be taken to address such actual or potential conflicts, which may include, as appropriate, establishing an information barrier between or among the applicable personnel of the relevant affiliated entities (including as between officers of Churchill), requiring recusal of certain personnel from participating in decisions that give rise to such conflicts, or other protective measures as shall be established from time to time to address such conflicts.
Further, an affiliate of TIAA may serve as the administrative or other named agent on behalf of the lenders with respect to investments by us and/or one or more of our affiliates. In some cases, investments that are originated or otherwise sourced by Churchill may be funded by a loan syndicate organized by Churchill or its affiliates. The participants in such loan syndicate (the “Loan Syndicate Participants”), in addition to us and our affiliates may include other lenders and various institutional and sophisticated investors (through private investment vehicles in which they invest). The entity acting as agent may serve as an agent with respect to loans made at varying levels of a borrower’s capital structure. Loan Syndicate Participants may hold investments in the same or distinct tranches in the loan facilities of which the portfolio investment is a part or in different positions in the capital structure under such portfolio investment. As is typical in such agency arrangements, the agent is the party responsible for administering and enforcing the terms of the loan facility, may take certain actions and make certain decisions in its discretion and generally may take material actions only in accordance with the instructions of a designated percentage of the lenders. In the case of loan facilities that include both senior and subordinate tranches, the agent may take actions in accordance with the instructions of the holders of one or more of the senior tranches without any right to vote or consent (except in certain limited circumstances) by the subordinated tranches of such indebtedness. Churchill expects that the portfolio investments held by us and our affiliates may represent less than the amount of debt sufficient to direct, initiate or prevent actions with respect to such loan facility or a tranche thereof of which our investment is a part (other than preventing those that require the consent of each lender). As a result of an affiliate of TIAA acting as agent for an agented loan where a Loan Syndicate Participant may own more of the related indebtedness of the obligor or hold indebtedness in a position in the capital structure of an obligor different from that of us and our affiliates, such Loan Syndicate Participants will be in a position to exercise more control with respect to the related loan facility than that which Churchill could exercise on behalf of us, and may exercise such control in a manner adverse to our interests.
In addition, TIAA and other client accounts of Churchill, in connection with an advisory relationship with Churchill, may be a limited partner investor in many of the private equity funds that own the portfolio companies in which we will invest or TIAA may otherwise have a relationship with the private equity funds or portfolio companies, which may give rise to certain conflicts or limit our ability to invest in such portfolio companies. TIAA (and other private clients managed by Churchill and its affiliates) may also hold passive equity co-investments in such private equity funds or portfolio companies owned by such fund, or in holding companies elsewhere in the capital structure of the private equity fund or portfolio company, which may give rise to certain conflicts for the investment professionals of affiliates of the Advisers when making investment decisions.
The recommendations that Churchill gives to us may differ from those rendered to its other clients.
Churchill and its affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to us, which could have an adverse effect on our business, financial condition and results of operations.
Each investment team or each Investment Committee may, from time to time, possess material nonpublic information, limiting our investment discretion.
The managing members and the senior origination professionals of each investment team and the senior professionals and members of each investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have a material adverse effect on us.
Our management and incentive fee structure may create incentives for Churchill and certain of its investment professionals that are not fully aligned with the interests of our shareholders.
In the course of our investing activities, we pay a management fee to the Adviser and will pay an incentive fee to the Adviser following the consummation of this offering. Prior to this offering, we will pay no incentive fee to the Adviser. Management fees are based on our Average Total Assets (which include assets purchased with borrowed amounts but exclude cash and cash equivalents and undrawn capital commitments). As a result, investors in our shares invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, including assets purchased with borrowed amounts but excluding cash and cash equivalents and undrawn capital commitments, the Advisers benefit when we incur debt or otherwise use leverage. This fee structure may encourage Churchill to cause us to borrow money to finance additional investments or to maintain leverage when it would otherwise be appropriate to pay off our indebtedness. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our shareholders. The Board is charged with protecting our interests by monitoring how the Advisers address these and other conflicts of interest associated with their management services and compensation. Our independent directors periodically review Churchill’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, the Advisers or their affiliates may from time to time have interests that differ from those of our shareholders, giving rise to a conflict.
In addition, certain investment professionals share directly in the management fee. Such professionals would face similar conflicts when considering investments for and making decisions on behalf of us.
The part of the incentive fee payable to the Adviser that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for Churchill to the extent that it may encourage Churchill to favor debt financings that provide for deferred interest, rather than current cash payments of interest. Churchill may have an incentive to invest in PIK interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because the Advisers are not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. In addition, the incentive fee based on our net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Any net investment income incentive fee would not be subject to repayment.
Our incentive fee may induce Churchill to make certain investments, including speculative investments.
Prior to this offering, we will pay no incentive fee to the Adviser. Following the consummation of this offering, the Adviser will receive an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, Churchill may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.
TIAA has made a significant investment in us, which may present certain conflicts of interest.
TIAA, the ultimate parent of the Advisers, has made a significant investment in us. This may result in TIAA’s ownership of a significant percentage of our shares. This may be detrimental to other shareholders as TIAA may control a significant percentage of the shareholder vote and may vote in a manner that is beneficial to the Advisers. TIAA and other shareholders may from time to time hold equity and other interests in the Advisers or their affiliates, which may present conflicts of interest for the Advisers, including senior investment professionals and members of the investment committee making investment decisions for us that also provide investment advice to TIAA.
Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.
We are prohibited under the 1940 Act from participating in certain transactions with our affiliates, including NC SLF Inc., Nuveen Churchill Private Capital Income Fund, and other funds and accounts that the Advisers manage, without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying any security from such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits us from participating in certain “joint transactions” with certain of our affiliates, including NC SLF Inc., Nuveen Churchill Private Capital Income Fund, and other funds and accounts that the Advisers manage, which could include investments in the same portfolio company without prior approval of our independent directors and, in some cases, of the SEC. For example, we are prohibited from buying or selling any security from or to any person (or certain affiliates of a person) who owns more than 25% of our voting securities, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company at the same time as another fund managed by any of the Advisers or their affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We may, however, co-invest with each Adviser and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the applicable Adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. We also may co-invest with the Advisers’ or their affiliates’ other clients as otherwise permissible under regulatory guidance, applicable regulations, and Churchill’s allocation policy, which Churchill maintains in writing. Under this allocation policy, a portion of each opportunity, which may vary based on asset class and from time to time, is offered to us and similar eligible accounts, as periodically determined by Churchill. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.
Additionally, we, the Advisers, and certain other funds and accounts sponsored or managed by the Advisers and their affiliates have been granted the Order by the SEC, which permits us greater flexibility to negotiate the terms of co-investments if the Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by the Advisers or their affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
In situations where co-investment with other funds managed by one of the Advisers or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer on a differential basis between clients or where the different investments could be expected to result in a conflict between our interests and those of other clients of the Advisers that cannot be mitigated or otherwise addressed pursuant to the policies and procedures of the applicable Adviser, the applicable Adviser must decide which client will proceed with the investment. Each Adviser makes these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on a basis that will be fair and equitable over time (and which takes into consideration the ability of the relevant account(s) to acquire securities in an amount and on terms suitable for the relevant transaction). Moreover, there will be a conflict of interest if we invest in any issuer in which a fund managed by the Advisers or their affiliates, including NC SLF Inc., Nuveen Churchill Private Capital Income Fund, and other funds and accounts that the Advisers manage, has previously invested, and in some cases, we will be restricted from making such investment. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.
Each Adviser can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
Each Adviser has the right to resign under the Advisory Agreements without penalty at any time upon 60 days’ written notice to us, whether we have found a replacement or not. If an Adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by each Adviser and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.
The Administrator can resign on 60 days’ notice from its role as our administrator under the Administration Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
The Administrator has the right to resign under the Administration Agreement without penalty upon 60 days’ written notice to us, whether we have found a replacement or not. If the Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares of common stock may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by the Administrator. Even if we were able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.
Our access to confidential information may restrict our ability to take action with respect to some of our investments, which, in turn, may negatively affect our results of operations.
We, directly or through the Advisers, may obtain confidential information about the companies in which we may invest or be deemed to have such confidential information. The Advisers may come into possession of material, non-public information through its members, officers, directors, employees, principals or affiliates. The possession of such information may, to our detriment, limit the ability of us and the Advisers to buy or sell a security or otherwise to participate in an investment opportunity. In certain circumstances, employees of the Advisers may serve as board members or in other capacities for portfolio or potential portfolio companies, which could restrict our ability to trade in the securities of such companies. For example, if personnel of our Advisers come into possession of material non-public information with respect to our investments, such personnel will be restricted by our Advisers’ information-sharing policies and procedures or by law or contract from sharing such information with our management team, even where the disclosure of such information would be in our best interests or would otherwise influence decisions taken by the members of the management team with respect to that investment. This conflict and these procedures and practices may limit the freedom of the Advisers to enter into or exit from potentially profitable investments for us, which could have an adverse effect on our results of operations. Accordingly, there can be no assurance that we will be able to fully leverage the resources and industry expertise of our Advisers in the course of their duties. Additionally, there may be circumstances in which one or more individuals associated with our Advisers will be precluded from providing services to us because of certain confidential information available to those individuals or to other parts of our Advisers.
Risks Related to Business Development Companies
Our ability to enter into transactions involving derivatives and unfunded commitment transactions may be limited.
In 2020, the SEC adopted Rule 18f-4 under the 1940 Act, which relates to the use of derivatives and other transactions that create future payment or delivery obligations by BDCs (and other funds that are registered investment companies). Under Rule 18f-4, for which compliance was required beginning in August 2022, BDCs that use derivatives are subject to a value-at-risk (“VaR”) leverage limit, certain derivatives risk management program and testing requirements, and requirements related to board reporting. These requirements apply unless the BDC qualifies as a “limited derivatives user,” as defined in Rule 18f-4. A BDC that enters into reverse repurchase agreements or similar financing transactions could either (i) comply with the asset coverage requirements of Section 18, as modified by Section 61 of the 1940 Act, when engaging in reverse repurchase agreements or (ii) choose to treat such agreements as derivatives transactions under Rule 18f-4. In addition, under Rule 18f-4, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. If the BDC cannot meet this requirement, it is required to treat the unfunded commitment as a derivatives transaction subject to the aforementioned requirements of Rule 18f-4. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts. We qualify as a “limited derivatives user,” and as a result the requirements applicable to us under Rule 18f-4 may limit our ability to use derivatives and enter into certain other financial contracts. However, if we fail to qualify as a limited derivatives user and become subject to the additional requirements under Rule 18f-4, compliance with such requirements may increase cost of doing business, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC, which would have a material adverse effect on our business, financial condition and results of operations.
As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies which could result in the dilution of our position or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Many of our portfolio investments will be recorded at fair value as determined in good faith by the Adviser, as the valuation designee, subject to the oversight of the Board, and, as a result, there may be uncertainty as to the value of our portfolio investments.
Our Board designated the Adviser as our valuation designee (the Valuation Designee”) pursuant to Rule 2a-5 under the 1940 Act to determine the fair value of our investments that do not have readily available market quotations, effective beginning in the fiscal quarter ended March 31, 2023. Under the 1940 Act, we are required to carry our portfolio investments at market value or if there is no readily available market value, at fair value as determined by the Valuation Designee, subject to the oversight of the Board. See “Determination of Net Asset Value” for additional information.
Many of our portfolio investments may take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by the Valuation Designee, including to reflect significant events affecting the value of our securities. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:
•a comparison of the portfolio company’s securities to publicly traded securities;
•the enterprise value of a portfolio company;
•the nature and realizable value of any collateral;
•the portfolio company’s ability to make payments and its earnings and discounted cash flow;
•the markets in which the portfolio company does business; and

•changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.
We expect that most of our investments (other than cash and cash equivalents) will be classified as Level 3 in the fair value hierarchy and require disclosures about the level of disaggregation along with the inputs and valuation techniques we use to measure fair value. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We employ the services of one or more independent service providers to review the valuation of these securities. The types of factors that the Valuation Designee may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty in the value of our portfolio investments, a fair value determination may cause NAV on a given date to materially understate or overstate the value that we may ultimately realize upon one or more of our investments. As a result, investors purchasing our shares based on an overstated NAV would pay a higher price than the value of the investments might warrant. Conversely, investors selling shares during a period in which the NAV understates the value of investments will receive a lower price for their shares than the value the investment portfolio might warrant.
We will adjust quarterly the valuation of our portfolio to reflect the determination of the Valuation Designee of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statements of operations as net change in unrealized gain (loss) on investments.
We will be subject to U.S. federal income tax at corporate rates on our earnings if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
We have elected, and intend to qualify annually thereafter, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code; however, no assurance can be given that we will be able to qualify for and maintain RIC tax treatment. To receive RIC tax treatment under the Code, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements. The annual distribution requirement applicable to RICs generally is satisfied if we timely distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders on an annual basis. We will be subject to U.S. federal income tax at corporate rates on any income that we do not timely distribute. In addition, we will be subject to a 4% nondeductible U.S. federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar year basis. To the extent we use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and may be subject to financial covenants under loan and credit agreements, each of which could, under certain circumstances, restrict us from making annual distributions necessary to receive RIC tax treatment. If we are unable to obtain cash needed to pay such annual distributions from other sources, we may fail to be taxed as a RIC and, thus, may be subject to U.S. federal income tax at corporate rates on our entire taxable income without regard to any distributions made by us. In order to be taxed as a RIC, we must also meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC tax treatment. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to be taxed as a RIC for any reason and become subject to U.S. federal income tax at corporate rates, the resulting tax could substantially reduce our net assets, the amount of income available for distributions to shareholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our shareholders.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as OID, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. OID, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.
Prior to this offering, the Company will pay no incentive fee to the Adviser. Following the consummation of this offering, the part of the incentive fee that will be payable by us that relates to our net investment income is computed and will be paid on income that may include interest that has been accrued but not yet received in cash, such as OID and PIK interest. If we pay a net investment income incentive fee on interest that has been accrued, but not yet received in cash, it will increase the basis of our investment in that loan, which will reduce the capital gains incentive fee that we would otherwise pay in the future. Nevertheless, if we pay a net investment income incentive fee on interest that has been accrued but not yet received, and if that portfolio company defaults on such a loan, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible.
Because we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirements applicable to RICs. In such a case, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations and sourcings to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify for the tax benefits available to RICs and thus be subject to U.S. federal income tax on our earnings at corporate rates.
Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
We may issue debt securities or preferred shares and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% of total assets less all liabilities and indebtedness not represented by senior securities, immediately after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this requirement. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to taxation as a RIC, or at all. In addition, issuance of securities could dilute the percentage ownership of our current shareholders in us.
No person or entity from which we borrow money will have a veto power or a vote in approving or changing any of our fundamental policies. If we issue preferred shares, the preferred shares would rank “senior” to shares in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our shares or otherwise be in your best interest. Holders of our shares will directly or indirectly bear all of the costs associated with offering and servicing any preferred shares that we issue. In addition, any interests of preferred shareholders may not necessarily align with the interests of holders of our shares and the rights of holders of preferred shares to receive dividends would be senior to those of holders of our shares.
As a BDC, we generally are not able to issue our shares at a price below NAV per share without first obtaining the approval of our shareholders and our independent directors. If we raise additional funds by issuing more shares or senior securities convertible into, or exchangeable for, our shares, then percentage ownership of our shareholders at that time would decrease, and you might experience dilution. We may seek shareholder approval to sell shares below NAV in the future.

Risks Related to Our Existing and Future Indebtedness
When we use leverage, the potential for loss on amounts invested in us and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.
The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments, through borrowing from banks and other lenders, shareholders will experience increased risks of investing in our shares. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fees or incentive fees (upon the consummation of this offering) payable to the Adviser.
We use and intend to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.
We generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are independent trustees with no material interests in such transactions.
Although leverage has the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. In addition, borrowings may be secured by the shareholders’ investments as well as by our assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of shares may be subordinated to the interests of our lenders or debtholders.
Our credit facilities and other borrowing arrangements impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our qualification as a RIC under the Code. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition, results of operations and liquidity.
The current period of capital markets disruption and economic uncertainty may make it difficult to raise additional capital and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
Current market conditions may make it difficult to raise additional capital with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a high cost and on unfavorable terms and conditions, including being at a higher cost in rising rate environments. If we are unable to raise additional debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. If we are unable to obtain credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and be declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. An inability to obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.
Our asset coverage requirement was reduced from 200% to 150%, which could increase the risk of investing in the Company.
The 1940 Act generally prohibits BDCs from incurring indebtedness unless immediately after such borrowing it has an asset coverage for total borrowings of at least 200%. The Small Business Credit Availability Act amended the 1940 Act to permit a BDC to reduce the required minimum applicable asset coverage ratio to 150% (which means we can borrow $2 for every $1 of our equity), subject to meeting certain requirements under the 1940 Act. The Board and TIAA (as the Company’s initial shareholder) approved a proposal to adopt an asset coverage ratio of 150% in connection with the organization of the Company. Incurring additional indebtedness could increase the risk of investing in the Company. The 150% asset coverage ratio became applicable to the Company on December 26, 2019.
Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our shares. If the value of our assets increases, then leveraging would cause the NAV attributable to our shares to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique.
Provisions in our credit facilities may limit our investment discretion.
Our existing and any future credit facilities may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.
Any defaults under a credit facility could adversely affect our business.
In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to risks associated with the 2022 Debt Securitization.
As a result of the 2022 Debt Securitization, we are subject to a variety of risks, including those set forth below. We use the term “debt securitization” to describe a form of secured borrowing under which an operating company (sometimes referred to as an “originator” or “sponsor”) acquires or originates loans or other assets that earn income, whether on a one-time or recurring basis (collectively, “income producing assets”), and borrows money on a non-recourse basis against a legally separate pool of loans or other income producing assets. In a typical debt securitization, the originator transfers the loans or income producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity”), which is established solely for the purpose of holding loans and income producing assets and issuing debt secured by these income producing assets. The special purpose entity completes the borrowing through the issuance of notes secured by the loans or other assets. The special purpose entity may issue the notes in the capital markets to a variety of investors, including banks, non-bank financial institutions and other investors. In the 2022 Debt Securitization, institutional investors purchased certain notes issued by CLO-I, an indirect, wholly-owned subsidiary of the Company, in private placements. Pursuant to the Collateral Management Agreement governing the 2022 Debt Securitization, we may incur liability as the collateral manager to CLO-I. Additionally, as collateral manager to CLO-I, we manage multiple tranches of debt associated with the 2022 Debt Securitization. We also hold equity in the 2022 Debt Securitization, and this first loss position may create a more concentrated risk of loss compared to our overall portfolio.
The 2022 Notes and membership interests that we hold that were issued by CLO-I are subordinated obligations of CLO-I and we could be prevented from receiving cash from CLO-I.
The 2022 Notes were issued by CLO-I, an indirect, wholly-owned, consolidated subsidiary of the Company. The 2022 Notes that were issued by CLO-I and retained by us are the most junior class of notes issued by CLO-I, are subordinated in priority of payment to the other notes issued by CLO-I and will be subject to certain payment restrictions set forth in the indenture governing the 2022 Notes issued by CLO-I. Therefore, we only receive cash distributions on the 2022 Notes if CLO-I has made all cash interest payments to all other notes it has issued. Consequently, to the extent that the value of the portfolio of loan investments held by CLO-I has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the 2022 Notes that we have retained at their redemption could be reduced. If CLO-I does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the 2022 Debt Securitization, cash would be diverted from the 2022 Notes that we hold to first pay the more senior notes issued by CLO-I in amounts sufficient to cause such tests to be satisfied. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with CLO-I or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.
CLO-I is the residual claimant on funds, if any, remaining after holders of all classes of notes issued by CLO-I have been paid in full on each payment date or upon maturity of such notes under the 2022 Debt Securitization documents. As the holder of the membership interests in CLO-I, we could receive distributions, if any, only to the extent that CLO-I makes distributions out of funds remaining after holders of all classes of notes issued by CLO-I have been paid in full on the payment date any amounts due and owing on such payment date or upon maturity of such notes. In the event that we fail to receive cash directly from CLO-I, we could be unable to make distributions in amounts sufficient to maintain our ability to be subject to tax as a RIC, or at all.
We may be subject to conflicts of interest caused by our role as a collateral manager in CLO transactions.
We serve as collateral manager to CLO-I under the Collateral Management Agreement, and we may serve as collateral manager for additional CLOs in the future. There may be conflicts of interest associated with sponsoring and managing a CLO, including from the issuance of debt securitizations through CLOs we create to refinance our secured borrowings. In creating a CLO, we depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. A CLO also may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. Our use of CLOs that we manage to satisfy financing needs, including through the declaration of distributions or the negotiation of terms and covenants in the debt it issues, may create conflicts of interest.
Risks Related to an Investment in Our Common Stock
Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the consummation of this offering.
We intend to apply to list our common stock on the NYSE. We cannot assure you that a trading market will develop for our common stock after the consummation of this offering or, if one develops, that the trading market can be sustained. In addition, we cannot predict the prices at which our common stock will trade. The offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after the consummationn of this offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their NAV and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our NAV per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below NAV. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below NAV, we will not be able to sell additional shares of our common stock to the public at its then-current market price without first obtaining the approval of a majority of our shareholders (including a majority of our unaffiliated shareholders) and our independent directors.
Our shareholders may experience dilution.
Our shareholders will not have preemptive rights to subscribe for or purchase any of our shares issued in the future. Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price below NAV, which may be a disadvantage as compared with other public companies. We may, however, sell our common shares, or warrants, options, or rights to acquire our common shares, at a price below NAV if our independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of unaffiliated shareholders, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we issue additional equity interests, including in a follow-on public offering, a rights offering, or private offering, a shareholder’s percentage ownership interest in us will be diluted.
Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.
Upon completion of this offering, we will have          shares of common stock outstanding (or           shares of common stock if the underwriters’ exercise their option to purchase additional shares of our common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the Securities Act.
Any shares purchased in this offering or currently owned by our affiliates, as defined in the Securities Act, will be subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act. The remaining shares of our common stock currently outstanding are “restricted securities” under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144. See “Shares Eligible for Future Sale.”
In addition, without the prior written consent of our Board:
•for 365 days following this offering (which will include this offering), a shareholder that is affiliated with the Advisers is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any shares of common stock held by such shareholder prior to the date of this offering;
•for 180 days following this offering (which will include this offering), a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 50% of the shares of common stock held by such shareholder prior to the date of this offering; and
•for 270 days following this offering (which will include this offering), a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber the remaining 50% of the shares of common stock held by such shareholder prior to the date of this offering.
This means that, as a result of these transfer restrictions, without the consent of our Board, a shareholder (other than certain individuals and entities affiliated with the Advisers) who owned 100 shares of common stock on the date of this offering could not sell any of such shares for 180 days following this offering; 181 days following this offering, such shareholder could only sell up to 50 of such shares; 271 days following this offering, such shareholder could only sell all of such shares. See “Description of Our Capital Stock—Common Stock.”
Following this offering and the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our common stock prevailing from time to time.

Investors in our common stock may not receive distributions consistent with historical levels or at all or that our distributions may not grow over time and a portion of our distributions may be a return of capital.
We intend to make distributions on a quarterly basis to our shareholders out of assets legally available for distribution. However, we cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions. Our ability to pay distributions may be adversely affected by the impact of one or more of the risk factors described in this prospectus, including the current market and economic conditions. If we violate certain covenants under existing or future agreements governing our credit facilities and other indebtedness arrangements, we may be limited in our ability to make distributions. If we declare a distribution and if more shareholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to sell some of our investments in order to make cash distribution payments. To the extent we make distributions to shareholders that include a return of capital, such portion of the distribution essentially constitutes a return of the shareholders’ investment. Although such return of capital may not be taxable, such distributions would generally decrease a shareholder's adjusted tax basis in our shares and may therefore increase such shareholder’s tax liability for capital gains upon the future sale of such stock. A return of capital distribution may cause a shareholder to recognize a capital gain from the sale of our shares even if the shareholder sells its shares for less than the original purchase price.
Due to the current market conditions, we may reduce or defer our dividends and choose to incur U.S. federal excise tax in order preserve cash and maintain flexibility.
We are not required to make any distributions to shareholders other than in connection with our election to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. In order to maintain our tax treatment as a RIC, we generally must distribute to shareholders for each taxable year at least 90% of our investment company taxable income (i.e., net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses). If we qualify for taxation as a RIC, we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we timely distribute to shareholders. We will be subject to U.S. federal income tax on any income or capital gains that we retain. In addition, we will be subject to U.S. federal income tax at corporate rates on our investment company taxable income and net capital gains that we do not timely distribute to shareholders. In addition, we will be subject to a 4% U.S. federal excise tax on undistributed earnings of a RIC unless we distribute each calendar year at least the sum of (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.
Under the Code, we may satisfy certain of our RIC distributions with dividends paid after the end of the current year. In particular, if we pay a distribution in January of the following year that was declared in October, November, or December of the current year and is payable to shareholders of record in the current year, the dividend will be treated for all U.S. federal tax purposes as if it were paid on December 31 of the current year. In addition, under the Code, we may pay dividends, referred to as “spillover dividends,” that are paid during the following taxable year that will allow us to maintain our qualification for taxation as a RIC and eliminate our liability for U.S. federal income tax. Under these spillover dividend procedures, we may defer distribution of income earned during the current year until December of the following year. For example, we may defer distributions of income earned during 2022 until as late as December 31, 2023. If we choose to pay a spillover dividend, we may incur the 4% U.S. federal excise tax on some or all of the distribution.
Due to current market conditions (as described herein), we may take certain actions with respect to the timing and amounts of our distributions in order to preserve cash and maintain flexibility. For example, we may reduce our dividends and/or defer our dividends to the following taxable year. If we defer our dividends, we may choose to utilize the spillover dividend rules discussed above and we may incur the 4% U.S. federal excise tax on such amounts. To further preserve cash, we may combine these reductions or deferrals of dividends with one or more distributions that are payable partially in our stock (see “We may choose to pay a portion of our dividends in our own shares, in which case you may be required to pay U.S. federal income taxes in excess of the cash you receive” for more information).

We may choose to pay a portion of our dividends in our own shares, in which case you may be required to pay U.S. federal income taxes in excess of the cash you receive.
Following the consummation of this offering, we expect to adopt an “opt-out” dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our shareholders if such shareholder fails to “opt-out” of the plan. Shareholders that opt in to our dividend reinvestment plan will receive dividends that are payable in part in our shares. Shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. For individuals, the top marginal U.S. federal income tax rate applicable to ordinary income is 37%. To the extent distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualified dividends” may be subject to U.S. federal income tax imposed at a rate of 20%. However, it is anticipated that distributions paid by us will generally not be attributable to qualified dividends and, therefore, generally will not qualify for such preferential U.S. federal income tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains currently at a maximum U.S. federal income tax rate of 20%.
As a result of receiving dividends in the form of our shares, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of any cash received. Under certain applicable provisions of the Code and the published guidance, distributions payable of a publicly offered RIC that are in cash or in shares of stock at the election of shareholders may be treated as taxable distributions. The Internal Revenue Service has issued a revenue procedure indicating that this rule will apply if the total amount of cash to be distributed is not less than 20% of the total distribution. Under this revenue procedure, if too many shareholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of distributions paid in stock). A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we qualify as a publicly offered RIC and decide to make any distributions consistent with this revenue procedure that are payable in part in our stock, taxable shareholders receiving such distributions will be required to include the full amount of the distribution (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain distribution) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. shareholder sells the shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale. Furthermore, with respect to non-U.S. shareholders, we may be required to withhold U.S. federal tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares. In addition, if a significant number of our shareholders determine to sell our shares in order to pay taxes owed on dividends, it may put downward pressure on the value of our shares.
In addition, as discussed above, our loans may contain a PIK interest provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To avoid the imposition of U.S. federal income tax at corporate rates, we will need to make sufficient distributions, a portion of which may be paid in our shares, regardless of whether our recognition of income is accompanied by a corresponding receipt of cash.
Investing in our shares may involve an above-average degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The market value of our common stock may fluctuate significantly.
The market value and liquidity, if any, for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to:
•changes in the value of our portfolio of investments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;
•changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•failure to maintain our qualification for RIC tax treatment;
•distributions that exceed our net investment income and net income as reported according to U.S. GAAP;
•changes in earnings or variations in operating results;
•changes in accounting guidelines governing valuation of our investments;
•any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•departure of our Advisers or certain of their key personnel;
•general economic trends and other external factors; and
•loss of a major funding source.
If any of the above and other factors currently unknown to us were to occur, it could have a material adverse effect on the market price of our common stock.
Provisions of the MGCL and our Charter and Bylaws could deter takeover attempts and have an adverse effect on the price of our shares.
The MGCL and our Articles of Amendment and Restatement (as amended, the “Charter”) and our Bylaws (the “Bylaws”) contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. The Board has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by the Board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or the Board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. The SEC has rescinded its position that, under the 1940 Act, an investment company may not avail itself of the Maryland Control Share Acquisition Act. As a result, we will amend our Bylaws to be subject to the Maryland Control Share Acquisition Act, only if the Board determines that it would be in our best interests to do so, including in light of the Board's fiduciary obligations, applicable federal and state laws, and the particular circumstances surrounding the Board's decision. If such conditions are met, and we amend our Bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.
We have adopted certain measures that may make it difficult for a third-party to obtain control of us, including provisions of our Charter classifying the Board in three staggered terms and authorizing the Board to classify or reclassify shares of our capital stock in one or more classes or series and to cause the issuance of additional shares of our stock. These provisions, as well as other provisions of our Charter and Bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Our Bylaws include an exclusive forum selection provision, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents.
As permitted by the MGCL, our Bylaws require that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company (ii) any action asserting a claim of breach of any standard of conduct or legal duty owed to (1) the Company by any of the Company’s directors, officers or other agents or (2) its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.
There is uncertainty as to whether a court would enforce such a provision to claims arising under the federal securities laws, including the Securities Act and the Exchange Act, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, this provision may increase costs for stockholders in bringing a claim against us or our directors, officers or other agents by requiring that such claims be brought in the designated forum.
The exclusive forum selection provision in our Bylaws may limit our stockholders’ ability to select and obtain a favorable judicial forum for disputes with us or our directors, officers or other agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding such exclusive forum selection provision and the MGCL, a court could rule that such provision is inapplicable or unenforceable. If this occurred, we may incur additional costs associated with resolving such action in another forum, which could materially adversely affect our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on our current expectations and estimates, our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:
•our future operating results;
•our business prospects and the prospects of our portfolio companies;
•the dependence of our future success on the general economy and its impact on the industries in which we invest;
•the impact of a protracted decline in the liquidity of credit markets on our business;
•the impact of increased competition;
•an economic downturn and its impact on the ability of our portfolio companies to operate and the investment opportunities available to us;
•the impact of interest rate volatility, including the decommissioning of LIBOR and rising interest rates, on our business and our portfolio companies;
•the impact of supply chain constraints and labor difficulties on our portfolio companies and the global economy;
•the elevated level of inflation, and its impact on our portfolio companies and on the industries in which we invest;
•the impact of geopolitical conditions, including the ongoing conflict between Ukraine and Russia, and its impact on financial market volatility, global economic markets, and various sectors, industries and markets for commodities globally, such as oil and natural gas;
•our contractual arrangements and relationships with third parties;
•the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
•actual and potential conflicts of interest with the Advisers, and/or their respective affiliates;
•the ability of our portfolio companies to achieve their objectives;
•the use of borrowed money to finance a portion of our investments;
•the adequacy of our financing sources and working capital;
•the timing of cash flows, if any, from the operations of our portfolio companies;
•the ability of the Advisers to locate suitable investments for us and to monitor and administer our investments;
•the ability of the Advisers or their respective affiliates to attract and retain highly talented professionals;

•our ability to qualify and maintain our qualification as a RIC and operate as a BDC; and
•the impact of future legislation and regulation on our business and our portfolio companies.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this prospectus. Moreover, we assume no duty and do not undertake to update the forward-looking statements except as otherwise provided by law.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering will be approximately $     million, based on an offering price of $     per share of common stock (the mid-point of the estimated initial public offering price range), after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $      million payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount.
We intend to use the net proceeds of this offering to repay a portion of outstanding indebtedness under the                    Facility, make investments in middle market companies in accordance with our investment objective and, to the extent that any proceeds remain, for general corporate purposes.
As of         , 2023, we had $      million of indebtedness outstanding under the                    Facility. Our             Facility matures on          , 20     , and borrowings under the               Facility bears interest on a per annum basis of                    .
We anticipate that substantially all of the net proceeds from this offering will be used as described above within three to six months after completion of this offering. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds primarily in cash and cash equivalents, U.S. government securities, and other high quality, short-term investments consistent with our BDC election and our election to be treated as a RIC for U.S. federal income tax purposes. See “Regulation — Temporary Investments” for more information. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in interest-bearing deposits or other short-term instruments.

DISTRIBUTIONS
To maintain our tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends of an amount equal to the sum of (i) 90% of our investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gains over net long-term capital losses, as well as other taxable income, excluding any net capital gains reduced by deductible expenses) and (ii) 90% of our net tax-exempt income for that taxable year. As a RIC, we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains that we timely distribute to shareholders. In addition, to avoid the imposition of a nondeductible 4% U.S. federal excise tax, we must distribute (or be treated as distributing) in each calendar year an amount at least equal to the sum of:
•98% of our net ordinary income, excluding certain ordinary gains and losses, recognized during a calendar year;
•98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of such calendar year; and
•certain undistributed amounts from previous years on which we paid no U.S. federal income tax.
See “Risk Factors– Risks Related to the Company’s Business and Structure— We will be subject to U.S. federal income tax at corporate rates on our earnings if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.”
Dividends Declared
On        , 2023, our Board declared a dividend of $             per share for the quarter ending             , 2023, which will be payable on        , 2023 to shareholders of record on         , 2023. Shares offered in this prospectus will be entitled to receive this dividend payment
The following table reflects the distributions declared on shares of our common stock during the three months ended March 31, 2023.

	Three Months ended March 31, 2023
Date Declared	Record Date	Payment Date	Distribution per Share
March 30, 2023	March 30, 2023	April 12, 2023	$0.50
March 30, 2023	March 30, 2023	April 12, 2023	$0.26	(1)
________________
(1)Represents a special dividend attributable to net realized gains on investments and a supplemental dividend attributable to accrued net investment income.
The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2022:

	December 31, 2022
Date Declared	Record Date	Payment Date	Distribution per Share
December 29, 2022	December 29, 2022	January 17, 2023	$0.50
September 28, 2022	September 28, 2022	October 11, 2022	$0.47
June 30, 2022	June 30, 2022	July 12, 2022	$0.43
March 30, 2022	March 31, 2022	April 12, 2022	$0.41

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2021:

	December 31, 2021
Date Declared	Record Date	Payment Date	Distribution per Share
December 29, 2021	December 29, 2021	January 18, 2022	$0.40
September 29, 2021	September 29, 2021	October 11, 2021	$0.38
June 29, 2021	June 29, 2021	July 12, 2021	$0.31
March 29, 2021	March 29, 2021	April 19, 2021	$0.30
The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2020:

	December 31, 2020
Date Declared	Record Date	Payment Date	Distribution per Share
December 29, 2020	December 29, 2020	January 18, 2021	$0.28
November 4, 2020	November 4, 2020	November 11, 2020	$0.23
August 4, 2020	August 4, 2020	August 11, 2020	$0.28
April 16, 2020	April 16, 2020	April 21, 2020	$0.17
Dividend Reinvestment
We currently have adopted an “opt in” dividend reinvestment plan for our shareholders. Following the consummation of this offering, we expect to adopt an “opt out” dividend reinvestment plan for our shareholders. See “Dividend Reinvestment Plan”.

CAPITALIZATION
The following table sets forth:
•the actual consolidated capitalization of the Company at March 31, 2023;
•the consolidated capitalization of the Company as of March 31, 2023, as adjusted to reflect (1) the capital call drawdown notice issued on        , 2023 of $        million, at a per share amount of $      ; (2) dividend reinvestment payable on or about        , 2023; and (3) the amount of indebtedness outstanding under the               Facility;
•the consolidated capitalization of the Company at March 31, 2023, as further adjusted to reflect the assumed sale of $       shares of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed public offering price of $      per share (the mid-point of the estimated initial public offering price range) after deducting the underwriting discounts and commissions of $                 and estimated offering expenses of approximately $      , payable by us and application of the net proceeds as discussed in more detail under “Use of Proceeds.”
You should read this table together with “Use of Proceeds” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in thousands, except per share amounts)	March 31, 2023	As Adjusted	As Further Adjusted for this Offering
Assets
Total investments at fair value	$1,257,258	$
Cash (restricted cash of $50)	49,618
Due from adviser expense support	965
Interest receivable	11,900
Receivable for investments sold	621
Prepaid expenses	126
Total Assets	$1,320,488	$	$

Liabilities
Debt
Secured borrowings (net of deferred financing costs)	763,707
Payable for investments purchased	56
Interest payable	10,157
Due to adviser expense support	965
Management fees payable	2,306
Distributions payable	21,845
Directors’ fees payable	96
Accounts payable and accrued expenses	3,812
Total Liabilities	$802,944	$	$

Net Assets
Common stock $0.01 par value, 500,000,000 shares authorized; 28,743,877 shares issued and outstanding, actual; shares issued and outstanding, as adjusted, shares issued and outstanding, as adjusted for this offering	$287	$	$
Paid-in-capital in excess of par value	550,314

Total distributable earnings (loss)	(33,057)
Total Net Assets	$517,544	$	$

Total Liabilities and Net Assets	$1,320,488	$	$

Net Asset Value Per Share	$18.01	$	$

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma NAV per share of our common stock immediately after the completion of this offering. The NAV per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.
Our NAV as of March 31, 2023 was approximately $           billion, or $           per share. After giving effect to the sale of shares to be sold in this offering at an assumed initial public offering price of $          per share (the mid-point of the estimated initial public offering price range), the deduction of underwriting discounts and estimated expenses of this offering payable by us, and the application of the net proceeds as discussed in more detail under “Use of Proceeds,” our NAV would have been approximately $           , or $           per share. That NAV represents an immediate dilution of $          per share, or          %, to new investors who purchase our common stock in the offering at the initial public offering price. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the immediate dilution to shares sold in this offering would instead be $          per share.
The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters’ option to purchase additional shares of our common stock):

Assumed initial public offering price per share	$
, 2023 NAV per share	$
Increase subsequent to , 2023(1) (2)	$
As-adjusted NAV per share(1) (2)	$
Decrease attributable to this offering	$
As-adjusted NAV per share immediately after this offering	$
Dilution per share to new shareholders (without exercise of the underwriters’ option to purchase additional shares of our common stock)	$
The following table sets forth information with respect to the shares prior to and following this offering:

	Shares		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Shares of common stock outstanding			$		$
Shares of common stock to be sold in this offering			$		$
Total		100%	$	100%	$
The as-adjusted NAV upon completion of this offering is calculated as follows:

Numerator	$
NAV as-adjusted through , 2023 (1) (2)	$
Assumed proceeds from this offering (after deduction of underwriting discounts and offering expenses payable by us)	$
NAV upon completion of this offering	$

Denominator
Shares of common stock outstanding
Shares of common stock included in this offering
Total shares outstanding upon completion of this offering

__________________
(1)Adjusted for capital call drawdown notice issued on , 2023 of $ , at a per share amount of $
(2)Adjusted for the dividend reinvestment payable on                 , 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of Nuveen Churchill Direct Lending Corp., including its wholly owned subsidiaries (collectively, “we”, “us”, “our” or the “Company”), and involves numerous risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.
Overview
We were formed on March 13, 2018 as a Delaware limited liability company and converted into a Maryland corporation on June 18, 2019, prior to the commencement of operations. We are a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, we have elected, and intend to qualify annually thereafter, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code.
Our investment objective is to generate attractive risk-adjusted returns primarily through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies, which we define as companies with approximately $10.0 million to $250.0 million of EBITDA. We primarily focus on investing in U.S. middle market companies with $10.0 million to $100.0 million in EBITDA, which we consider the core middle market. Our portfolio is comprised primarily first-lien senior secured debt and unitranche loans. Although it is not our primary strategy, we also opportunistically invest in junior capital opportunities, including second-lien loans, subordinated debt, and equity co-investments and similar equity-related securities.
We have entered into the Investment Advisory Agreement with the Adviser, under which the Adviser has delegated substantially all of its day-to-day portfolio management obligations through the Sub-Advisory Agreement with the Sub-Adviser. Under the Administration Agreement, we are provided with certain services by the Administrator. The Adviser, Sub-Adviser, and Administrator are all affiliates and subsidiaries of Nuveen, a wholly owned subsidiary of TIAA.
Nuveen Churchill BDC SPV II, LLC (“SPV II”), Nuveen Churchill BDC SPV III, LLC (“SPV III”) and NCDL Equity Holdings LLC ("NCDL Equity Holdings") are wholly owned subsidiaries of the Company. SPV II and SPV III primarily invest in first-lien senior secured debt and unitranche loans. NCDL Equity Holdings was formed to hold certain equity-related securities.
Beginning with our initial closing in March 2020, we have conducted private offerings of our shares of common stock to accredited investors in reliance on exemptions from the registration requirements of the Securities Act. As of March 31, 2023, as a result of these private offerings, we had received aggregate capital commitments totaling $905.2 million ($359.7 million remaining undrawn), of which $100 million ($26.74 million remaining undrawn) were from TIAA.
Key Components of Our Results of Operations
Investments
Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount we have available to invest as well as the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity in the middle market, the general economic environment and the competitive environment for the types of investments we make.
To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. To the extent we continue to qualify as a RIC, we generally will not be subject to U.S federal income tax on any income we timely distribute to our shareholders.

As a BDC, we are required to comply with certain regulatory requirements. For instance, we are generally required to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.
As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the 1940 Act, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250.0 million. In addition, we must be organized in the United States to qualify as a BDC.
Revenues
We generate revenue primarily in the form of interest income on debt investments we hold. In addition, we may generate income from dividends on direct equity investments, and capital gains on the sales of loans or debt and equity securities. Our debt investments generally bear interest at a floating rate usually determined on the basis of a benchmark such as LIBOR or SOFR. Interest on these debt investments is generally paid quarterly. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we may receive repayments of some of our debt investments prior to their scheduled maturity dates. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also may reflect the proceeds of sales of securities. In addition, we may generate revenue in the form of commitment, origination, structuring, diligence, consulting or prepayment fees associated with our investment activities as well as any fees for managerial assistance services rendered by us to portfolio companies and other investment related income.
Expenses
The Adviser, the Sub-Adviser and their affiliates are responsible for bearing the compensation and routine overhead expenses allocable to personnel providing investment advisory and management services to us. We bear all other out-of-pocket costs and expenses of its operations and transactions, including those costs and expenses incidental to the provision of investment advisory and management services to us (such as items in the third and fourth bullets listed below).
•our organizational costs;
•calculating net asset value (including the cost and expenses of any independent valuation firm);
•expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisers, or members of their investment teams or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing our rights;
•fees and expenses incurred by the Advisers (and their affiliates) or the Administrator (or its affiliates) payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring investments and portfolio companies on an ongoing basis;
•costs and expenses incurred in connection with the incurrence of leverage and indebtedness, including borrowings, credit facilities, securitizations, margin financing, and including any principal or interest on our borrowings and indebtedness;
•offerings, sales, and repurchases of our shares and other securities;
•fees and expenses payable under any underwriting, dealer manager or placement agent agreements;

•investment advisory fees payable under the Investment Advisory Agreement;
•administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and the Administrator, based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief financial officer and chief compliance officer, and their respective staffs);
•any applicable administrative agent fees or loan arranging fees incurred with respect to portfolio investments by the Advisers, the Administrator or an affiliate thereof;
•costs and expenses incurred in implementing or maintaining third-party or proprietary software tools, programs or other technology;
•transfer agent, dividend agent and custodial fees and expenses;
•federal and state registration fees;
•all costs of registration and listing our shares on any securities exchange;
•federal, state and local taxes;
•independent directors’ fees and expenses, including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent directors;
•costs of preparing and filing reports or other documents required by the SEC or other regulators, and all fees, costs and expenses related to compliance-related matters and regulatory filings related to our activities and/or other regulatory filings, notices or disclosures of the Advisers and their affiliates relating to us and its activities;
•costs of any reports, proxy statements or other notices to shareholders, including printing costs;
•fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;
•direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors, tax preparers and outside legal costs;
•proxy voting expenses;
•all expenses relating to payments of dividends or interest or distributions in cash or any other form made or caused to be made by our Board to or on account of holders of our securities, including in connection with any dividend reinvestment plan or direct stock purchase plan;
•costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;
•the allocated costs incurred by the Advisers and/or the Administrator in providing managerial assistance to those portfolio companies that request;
•allocable fees and expenses associated with marketing efforts on our behalf;
•all fees, costs and expenses of any litigation involving us or our portfolio companies and the amount of any judgments or settlements paid in connection therewith, directors and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to our affairs;

•fees, costs and expenses of winding up and liquidating our assets; and
•all other expenses incurred by us, the Advisers or the Administrator in connection with administering our business.
Portfolio and Investment Activity
Portfolio Composition
Our portfolio and investment activity for the three months ended March 31, 2023 and 2022 is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

	Three Months Ended March 31,
	2023	2022
Investments:
Total investments, beginning of period	$1,225,573	$770,298
Purchase of investments	99,914	62,437
Proceeds from principal repayments and sales of investments	(39,602)	(5,467)
Payment-in-kind interest	321	133
Amortization of premium/accretion of discount, net	905	518
Net realized gain (loss) on investments	6,481	36
Total investments, end of period	$1,293,592	$827,955

Portfolio companies at beginning of period	145	96
Number of new portfolio companies funded	11	9
Number of portfolio companies sold or repaid	(3)	(1)
Portfolio companies at end of period	153	104
Count of investments	304	196
Count of industries	23	22
As of March 31, 2023, our portfolio companies had a weighted average annual EBITDA of $75.9 million. These calculations include all private debt investments for which fair value is determined by the Adviser in its capacity as the Board’s valuation designee, and excludes quoted assets. Amounts are weighted based on fair market value of our each respective investment as of its most recent quarterly valuation, which are derived from the most recently available portfolio company financial statements.
As of March 31, 2023 and December 31, 2022, our investments consisted of the following (dollar amounts in thousands):

	March 31, 2023			December 31, 2022
	Amortized Cost	Fair Value	% of Fair Value	Amortized Cost	Fair Value	% of Fair Value
First-Lien Term Loans	$1,131,632	$1,095,393	87.13%	$1,071,012	$1,039,820	86.62%
Subordinated Debt	$144,417	$139,589	11.10%	136,353	133,243	11.10%
Equity Investments	$17,543	$22,276	1.77%	18,208	27,313	2.28%
Total	$1,293,592	$1,257,258	100.00%	$1,225,573	$1,200,376	100.00%
Largest portfolio company investment	$19,854	$19,378	1.54%	$18,189	$23,162	1.93%
Average portfolio company investment	$8,455	$8,217	0.65%	$8,452	$8,278	0.69%

The industry composition of our portfolio as a percentage of fair value as of March 31, 2023 and December 31, 2022 was as follows:

Industry	March 31, 2023	December 31, 2022
Aerospace & Defense	2.58%	2.76%
Automotive	6.08%	6.14%
Banking, Finance, Insurance, Real Estate	4.63%	4.44%
Beverage, Food & Tobacco	6.38%	6.40%
Capital Equipment	5.01%	4.14%
Chemicals, Plastics, & Rubber	2.72%	2.88%
Construction & Building	2.52%	2.65%
Consumer Goods: Durable	1.71%	1.91%
Consumer Goods: Non-durable	3.78%	4.01%
Containers, Packaging & Glass	3.61%	3.80%
Environmental Industries	1.76%	1.65%
Healthcare & Pharmaceuticals	9.72%	9.21%
High Tech Industries	9.40%	9.14%
Media: Advertising, Printing & Publishing	1.48%	1.25%
Media: Diversified & Production	1.29%	1.35%
Retail	0.44%	0.47%
Services: Business	21.61%	21.92%
Services: Consumer	5.48%	4.47%
Sovereign & Public Finance	0.81%	0.85%
Telecommunications	3.88%	4.09%
Transportation: Cargo	3.52%	3.62%
Utilities: Electric	0.46%	0.39%
Wholesale	1.13%	2.46%
Total	100.00%	100.00%
The weighted average yields of our investments as of March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023	December 31, 2022
Weighted average yield on debt and income producing investments, at cost	11.03%	10.61%
Weighted average yield on debt and income producing investments, at fair value	11.35%	10.87%
Percentage of debt investments bearing a floating rate	95.32%	95.42%
Percentage of debt investments bearing a fixed rate	4.68%	4.58%
As of March 31, 2023, 94.78% and 94.81% of our debt and income producing investments at cost and at fair value, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans. As of December 31, 2022, 95.13% and 95.09% of our debt and income producing investments at cost and at fair value, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans.
The weighted average yield of our debt and income producing securities is not the same as a return on investment for our shareholders, but rather relates to our investment portfolio and is calculated before the payment of all of our and our subsidiaries’ fees and expenses. The weighted average yield was computed using the effective interest rates as of each respective date, including accretion of original issue discount, but excluding investments on non-accrual status, if any. There can be no assurance that the weighted average yield will remain at its current level. Total weighted average yields of our debt and income producing investments, at cost, increased from 10.61% to

11.03% from December 31, 2022 to March 31, 2023. The increase in weighted average yields was primarily due to rising benchmark interest rates.
Based on current market conditions, the pace of our investment activities, including originations and repayments, may vary. The past strength of the financing and mergers and acquisitions markets and the historically low interest rate environment previously led to increased originations and repayments. However, we have observed, and continue to observe, supply chain disruptions, labor and resource shortages, commodity inflation, elements of financial market instability (including rapidly rising interest rates and volatility in the banking systems, particularly with small and regional banks), an uncertain economic outlook for the United States (which may include a recession), and elements of geopolitical instability (including the ongoing war in Ukraine and U.S. and China relations). There have been headwinds in the financing and merger and acquisitions markets resulting from the foregoing factors. In the event that the U.S. economy enters into a protracted recession, it is possible that the results of certain U.S. middle market companies could experience deterioration. We are closely monitoring the effect of such market volatility may have on our portfolio companies and our investment activities, and we will continue to seek to invest in defensive businesses with low levels of cyclicality and strong levels of free cash flow generation. While we are not seeing signs of an overall, broad deterioration in our results or those of our portfolio companies at this time, there can be no assurance that the performance of certain of our portfolio companies will not be negatively impacted by economic conditions, which could have a negative impact on our future results.
Asset Quality
In addition to various risk management and monitoring tools, we use the Advisers’ investment rating system to characterize and monitor the credit profile and expected level of returns on each investment in our portfolio. Each investment team intends to utilize a systematic, consistent approach to credit evaluation, with a particular focus on an acceptable level of debt repayment and deleveraging under a “base case” set of projections (the “Base Case”), which reflects a more conservative estimate than the set of projections provided by a prospective portfolio company, which the Advisers refer to as the “Management Case.” The following is a description of the conditions associated with each investment rating:
1.Performing - Superior: Borrower is performing significantly above Management Case.
2.Performing - High: Borrower is performing at or near the Management Case (i.e., in a range slightly below to slightly above).
3.Performing - Low Risk: Borrower is operating well ahead of the Base Case to slightly below the Management Case.
4.Performing - Stable Risk: Borrower is operating at or near the Base Case (i.e., in a range slightly below to slightly above). This is the initial rating assigned to all new borrowers.
5.Performing - Management Notice: Borrower is operating below the Base Case. Adverse trends in business conditions and/or industry outlook are viewed as temporary. There is no immediate risk of payment default and only a low to moderate risk of covenant default.
6.Watch List - Low Maintenance: Borrower is operating below the Base Case, with declining margin of protection. Adverse trends in business conditions and/or industry outlook are viewed as probably lasting for more than a year. Payment default is still considered unlikely, but there is a moderate to high risk of covenant default.
7.Watch List - Medium Maintenance: Borrower is operating well below the Base Case, but has adequate liquidity. Adverse trends are more pronounced than in Internal Risk Rating 6 above. There is a high risk of covenant default, or it may have already occurred. Payments are current, although subject to greater uncertainty, and there is a moderate to high risk of payment default.
8.Watch List - High Maintenance: Borrower is operating well below the Base Case. Liquidity may be strained. Covenant default is imminent or may have occurred. Payments are current, but there is a high risk of payment default. Negotiations to restructure or refinance debt on normal terms may have begun. Further significant deterioration appears unlikely and no loss of principal is currently anticipated.
9.Watch List - Possible Loss: At the current level of operations and financial condition, the borrower does not have the ability to service and ultimately repay or refinance all outstanding debt on current terms. Liquidity is strained. Payment default may have occurred or is very likely in the short term unless creditors grant some relief. Loss of principal is possible.
10.Watch List - Probable Loss: At the current level of operations and financial condition, the borrower does not have the ability to service and ultimately repay or refinance all outstanding debt on current terms. Payment default is very likely or may have already occurred. Liquidity is extremely limited. The prospects for improvement in the borrower’s situation are sufficiently negative that loss of some or all principal is probable.
The Sub-Adviser regularly monitors and, when appropriate, changes the investment rating assigned to each investment in our portfolio. Each investment team will review the investment ratings in connection with monthly or quarterly portfolio reviews. Based on a generally uncertain economic outlook in the United States (which includes a possible recession), we have increased oversight and analysis of credits in any vulnerable industries in an attempt to improve loan performance and reduce credit risk.
The following table shows the investment ratings of the investments in our portfolio (dollar amounts in thousands):

	March 31, 2023			December 31, 2022
Internal Risk Rating	Fair Value	% of Portfolio	Number of Portfolio Companies	Fair Value	% of Portfolio	Number of Portfolio Companies
1	$—	—%	—	$—	—%	—
2	$—	—%	—	$—	—%	—
3	$85,991	6.84%	7	$42,921	3.58%	4
4	$1,038,265	82.58%	127	$1,028,738	85.70%	124
5	$85,862	6.83%	12	$71,433	5.95%	11
6	$23,795	1.89%	4	$48,386	4.03%	5
7	$14,971	1.19%	2	$—	—%	—
8	$—	—%	—	$—	—%	—
9	$—	—%	—	$8,898	0.74%	1
10	$8,374	0.67%	1	$—	—%	—
Total	$1,257,258	100.00%	153	$1,200,376	100.00%	145
As of March 31, 2023 and December 31, 2022, the weighted average Internal Risk Rating of our investment portfolio was 4.08 and 4.14, respectively. As of March 31, 2023 and December 31, 2022, the fair value of the loan on non-accrual status was $8.4 million and $8.9 million, respectively, which represents approximately 0.67% and 0.74%, respectively, of total investments at fair value.

Results of Operations
For the three months ended March 31, 2023 and 2022
Operating results for the three months ended March 31, 2023 and 2022 were as follows (dollars amounts in thousands):

	Three Months Ended March 31,
	2023	2022
Investment Income
Interest income	$33,387	$13,784
Payment-in-kind interest income	321	142
Dividend income	16	—
Other income	236	213
Total investment income	33,960	14,139
Expenses
Interest and debt financing expenses	12,743	3,021
Management fees	2,306	1,520
Professional fees	590	181
Directors' fees	96	96
Administration fees	309	216
Other general and administrative expenses	557	59
Total expenses before expense support	16,601	5,093
Expense support	(14)	(51)
Net expenses after expense support	16,587	5,042
Net investment income	$17,373	$9,097
Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses)	$6,481	$36
Net change in unrealized gains (losses)	(11,137)	(2,382)
Total net realized and change in unrealized gains (losses)	(4,656)	(2,346)
Net increase (decrease) in net assets resulting from operations	$12,717	$6,751
Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses, and changes in unrealized appreciation and depreciation on the investment portfolio.
Investment income
Investment income, attributable to interest and fees on our debt investments, increased to $34.0 million for the three months ended March 31, 2023, from $14.1 million for the three months ended March 31, 2022, primarily due to increased investment activity as a result of an increase in our deployed capital and an increase in interest income from higher weighted average interest rates. As of March 31, 2023, the size of our portfolio increased to $1.3 billion from $828.0 million as of March 31, 2022, at cost. As of March 31, 2023, the weighted average yield of our debt and income producing investments increased to 11.03% from 6.92% as of March 31, 2022 on cost, primarily due to the increase in base interest rates. The shifting environment in base interest rates, such as LIBOR or SOFR, may continue to affect our investment income over the long term.
Expenses
Total expenses before expense support increased to $16.6 million for the three months ended March 31, 2023, from $5.1 million for the three ended March 31, 2022.

Interest and debt financing expenses increased for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 primarily due to higher average daily borrowings, higher average interest rates, and the 2022 Debt Securitization (defined below). The average daily borrowings for the three months ended March 31, 2023 was $738.1 million compared to $421.6 million for the year ended March 31, 2022. The average interest rate for the three months ended March 31, 2023 was 6.76% compared to 2.69% for the year ended March 31, 2022.
The increase in management fees for the three months ended March 31, 2023 from the comparable period in 2022 were driven by our increased deployment of capital and our increasing invested balance.
Professional fees include legal, audit, tax, valuation, and other professional fees incurred related to the management of us. Administrative fees represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our chief financial officer and chief compliance officer and their respective staff. Other general and administrative expenses include insurance, filing, research, rating agencies, subscriptions and other costs. The increase in professional expenses, administration fees and other general and administrative fees for the three months ended March 31, 2023 from the comparable period in 2022 was driven by growing needs of the business given the increase in the Company's size.
The expense support amount represents the amount of expenses paid by the Adviser on our behalf in accordance with the Expense Support Agreement (described further below). These expenses are subject to reimbursement by us in accordance with the terms of the Expense Support Agreement. Refer to the "Related Party Transactions" section below for further details on the Expense Support Agreement.
Net realized gain (loss) and Net change in unrealized appreciation (depreciation) on investments
For the three months ended March 31, 2023, we had a net realized gain on investments of $6.5 million compared to a net realized gain of $36 thousand for the three months ended March 31, 2022. The increase in the net realized gain is primarily driven by the sale of two equity investments in our portfolio during the three months ended March 31, 2023.
We recorded a net change in unrealized loss of $(11.1) million for the three months ended March 31, 2023, compared to net unrealized loss of $(2.4) million for the three months ended March 31, 2022, which reflects the net change in the fair value of our investment portfolio relative to its cost basis over the period. The unrealized gain (loss) resulted from a decrease in fair value, primarily due to a combination of overall market widening of credit spreads and modest softening of our portfolio companies' credit metrics.

For the years ended December 31, 2022, 2021, and 2020
Operating results for the years ended December 31, 2022, 2021, and 2020 were as follows (dollars amounts in thousands):

	For the Years Ended December 31,
	2022	2021	2020
Investment Income
Interest income	$79,868	$34,902	$13,018
Payment-in-kind interest income	789	113	28
Dividend income	225	213	—
Other income	1,571	1,062	257
Total investment income	82,453	36,290	13,303
Expenses
Interest and debt financing expenses	25,695	9,827	4,486
Management fees	7,464	4,049	1,522
Professional fees	1,811	1,316	1,299
Directors' fees	383	383	383
Administration fees	1,111	660	534
Other general and administrative expenses	708	324	288
Total expenses before expense support	37,172	16,559	8,512
Expense support	(179)	(522)	(424)
Net expenses after expense support	36,993	16,037	8,088
Net investment income	$45,460	$20,253	$5,215
Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses)	$(262)	$819	$409
Net change in unrealized gains (losses)	(27,912)	6,194	(3,479)
Total net realized and change in unrealized gains (losses)	(28,174)	7,013	(3,070)
Net increase (decrease) in net assets resulting from operations	$17,286	$27,266	$2,145
Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses, and changes in unrealized appreciation and depreciation on the investment portfolio.
Investment income
Investment income, attributable to interest and fees on our debt investments, increased to $82.5 million for the year ended December 31, 2022, from $36.3 million for the year ended December 31, 2021, primarily due to the increase in our investment activity as a result of our increase in deployed capital and an increase in interest income from higher weighted average interest rates. As of December 31, 2022, the size of our portfolio increased to $1,225.6 million from $770.3 million as of December 31, 2021, at cost. As of December 31, 2022, the weighted average yield of our debt and income producing investments increased to 10.61% from 6.93% as of December 31, 2021 on cost, primarily due to the increase in base interest rates. The shifting environment in base interest rates, such as LIBOR or SOFR, may continue to affect our investment income over the long term.
Investment income, attributable to interest and fees on our debt investments increased to $36.3 million for the year ended December 31, 2021 from $13.3 million for the year ended December 31, 2020, primarily due to the increase in our investment activity as a result of our increase in deployed capital as we continued to grow our investment portfolio. As of December 31, 2021, the size of our portfolio increased to $770.3 million from $338.7 million as of December 31, 2020, at cost.

Expenses
Total expenses before expense support increased to $37.2 million for the year ended December 31, 2022, from $16.6 million for the year ended December 31, 2021.
Interest and debt financing expenses increased for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to higher average daily borrowings, higher average interest rates, and the CLO-I 2022 Debt Securitization (defined below). The average daily borrowings for the year ended December 31, 2022 was $566.2 million compared to $287.3 million for the year ended December 31, 2021. The average interest rate for the year ended December 31, 2022 was 4.29% compared to 3.00% for the year ended December 31, 2021.
Total expenses before expense support increased to $16.6 million for the year ended December 31, 2021 from $8.5 million for the year ended December 31, 2020.
The increase in interest and debt financing expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by increased draws under the Financing Facilities (as defined below) due to the increased deployment of capital for investments.
The increase in management fees for the year ended December 31, 2022 from the comparable period in 2021 and for the year ended December 31, 2021 from the comparable period in 2020 were driven by our deployment of capital and our increasing invested balance.
Professional fees include legal, audit, tax, valuation, and other professional fees incurred related to the management of us. Administrative fees represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our executive officers and their respective staff. Other general and administrative expenses include insurance, filing, research, rating agencies, subscriptions and other costs. The increase in administration fees and other general and administrative expenses for the year ended December 31, 2022 from the comparable period in 2021 was driven by growing needs of the business given the increase in the Company's size.
The expense support amount represents the amount of expenses paid by the Adviser on our behalf in accordance with the Expense Support Agreement (described further below). These expenses are subject to reimbursement by us in accordance with the terms of the Expense Support Agreement. Refer to the "Related Party Transactions" section below for further details on the Expense Support Agreement.
Net realized gain (loss) and Net change in unrealized appreciation (depreciation) on investments
For the year ended December 31, 2022, we had a net realized loss on investments of $(262) thousand compared to a net realized gain of $819 thousand for the year ended December 31, 2021. This is primarily due to a realized loss from a restructuring of a portfolio company, partially offset by gains from repayment activity of multiple portfolio companies during the year ended December 31, 2022.
As a result of repayment and/or sales activity during the following periods, we had a net realized gain on investments of $819 thousand for the year ended December 31, 2021 compared to a realized gain of $409 thousand for the year ended December 31, 2020.
We recorded a net change in unrealized loss of $(27.9) million for the year ended December 31, 2022, compared to net unrealized gain of $6.2 million for the year ended December 31, 2021, which reflects the net change in the fair value of our investment portfolio relative to its cost basis over the period.
We recorded a net change in unrealized gain of $6.2 million for the year ended December 31, 2021, compared to net unrealized loss of $(3.5) million for the year ended December 31, 2020, which reflects the net change in the fair value of our investment portfolio relative to its cost basis over the period.
The decrease in total net gain for the year ended December 31, 2022, compared to the total net gain for the year ended December 31, 2021 was primarily related to the economic uncertainty relating to both macroeconomic and geopolitical factors in the financial markets that, in turn, further negatively impacted the valuation of our portfolio investments primarily through a combination of overall market widening of credit spreads and modest softening of our portfolio companies’ credit metrics.
The total net gain for the year ended December 31, 2021, was primarily related to the continued improvement of the financial markets, which directly benefited the valuation of our portfolio investments compared to the total net loss the year ended December 31, 2020. The fair value of our portfolio investments for the year ended December 31, 2021 was positively impacted by a tightening credit spread environment, an improvement in financial performance due to the lessening impacts of the COVID-19 pandemic, as well as tailwinds from an improving economy on certain portfolio companies. While, the fair value of our portfolio investments throughout 2020 was negatively impacted by a widening credit spread environment and a decline in financial performance of the portfolio companies due to the COVID-19 pandemic.
Liquidity and Capital Resources
Our liquidity and capital resources are generated primarily from the proceeds of capital drawdowns of our privately placed capital commitments, cash flows from income earned from our investments and principal repayments, and our net borrowings from our credit facilities and CLO-I debt issuance (discussed further below). Due to the diverse capital sources available to us at this time, we believe we have adequate liquidity to support our near-term capital requirements. Due to an uncertain economic outlook and current market volatility, we regularly evaluate our overall liquidity position and take proactive steps to maintain that position based on such circumstances. The primary uses of our cash are (i) purchases of investments in portfolio companies, (ii) funding the cost of our operations (including fees paid to our Adviser), (iii) debt service, repayment and other financing costs of our borrowings and (iv) cash distributions to the holders of our shares.
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150%, if certain requirements are met. In connection with our organization, our Board and TIAA (as our initial shareholder) authorized us to adopt the 150% asset coverage ratio. As of March 31, 2023 and December 31, 2022, our asset coverage ratio was 167.31% and 174.41%, respectively.
Cash and restricted cash as of March 31, 2023, taken together with our uncalled capital commitments of $359.7 million, is expected to be sufficient for our investment activities and to conduct our operations in the near term. As of March 31, 2023, we had $132.9 million available under our Wells Fargo Financing Facility (as defined below), $32.5 million available under our Subscription Facility (as defined below) and $28.8 million available under our SMBC Financing Facility (as defined below).
For the three months ended March 31, 2023, our cash and cash equivalents balance increased by $10.3 million. During that period, $41.1 million was used in operating activities, primarily due to investment purchases of $99.9 million, offset by $39.6 million in repayments and sales of investments in portfolio companies. During the same period, $51.4 million was provided by financing activities, consisting primarily of proceeds from issuance of common shares of $0.5 million, proceeds from secured borrowings of $85.0 million, and repayments of secured borrowings of $21.5 million.
Equity
Subscriptions and Drawdowns
Our authorized stock consists of 500,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock. On December 19, 2019, we issued our initial 50 shares to TIAA in connection with our formation. Churchill Middle Market CLO V Ltd., an entity that merged with and into SPV I (the “Merger”) immediately before our BDC election (the “Predecessor Entity”), authorized the issuance of up to 497,500,000 redeemable Preference Shares (“Preference Shares”), par value of U.S. $0.0001 per share. The Predecessor Entity issued its Preference Shares to TIAA as the sole preference shareholder. On December 31, 2019, as a result of the Merger, the Preference Shares issued by the Predecessor Entity were converted and exchanged for 3,310,540 shares of our common stock. As of March 31, 2023, TIAA owned 3,671,631 shares of our common stock, or 12.77% of our shares outstanding.
On March 13, 2020, we held our initial closing in connection with the initial fundraising period and entered into subscription agreements with investors providing for the private placement of our shares. We have held several closings subsequent to the Initial Closing until March 13, 2022. On March 8, 2022, our Board determined to conduct a follow-on offering of our shares of common stock following the end of the initial fundraising period, which ended on March 13, 2022 (the “Initial Follow-on Offering”). The final closing of the Initial Follow-on Offering was held on June 15, 2022. Subsequently, on March 7, 2023, our Board determined to conduct an additional follow-on private offering of our shares of common stock (the "Follow-on Offering"). The Follow-on Offering has commenced and is expected to hold closings until the conclusion of fiscal quarter ending June 30, 2023. The Board may, in its sole discretion, extend the Follow-on Offering. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase our shares of common stock up to the amount of their respective capital commitment each time we deliver a drawdown notice. As of March 31, 2023, we had received capital commitments totaling $905.2 million ($359.7 million remaining undrawn), of which $100.0 million ($26.7 million remaining undrawn) is from TIAA, an entity affiliated with the Company.
The following table summarizes total shares issued and proceeds received related to capital activity from inception to March 31, 2023 (dollar amounts in thousands, except per share data):

Date	Shares Issued	Proceeds Received	Issuance Price per Share
December 21, 2022	3,193,195	$60,000	$18.79
August 1, 2022	2,652,775	$50,082	$18.88
April 25, 2022	1,800,426	$34,964	$19.42
January 21, 2022	1,541,568	$30,000	$19.46
December 9, 2021	1,491,676	$29,207	$19.58
November 1, 2021	1,546,427	$30,000	$19.40
August 23, 2021	2,593,357	$50,000	$19.28
July 26, 2021	1,564,928	$30,000	$19.17
June 22, 2021	1,034,668	$20,000	$19.33
April 23, 2021	1,845,984	$35,000	$18.96
March 11, 2021	785,751	$15,000	$19.09
November 6, 2020	1,870,660	$35,000	$18.71
October 16, 2020	1,057,641	$20,000	$18.91
August 6, 2020	1,105,425	$20,000	$18.09
May 7, 2020	1,069,522	$20,000	$18.70
December 31, 2019	3,310,540	$66,211	$20.00
December 19, 2019	50	$1	$20.00
Dividends and Distributions
To the extent that we have taxable income available, we intend to make quarterly distributions to our common shareholders. Dividends and distributions to common shareholders are recorded on the applicable record date. The amount to be distributed to common shareholders is determined by our Board each quarter and is generally based upon the taxable earnings estimated by management and available cash. Net realized capital gains, if any, will generally be distributed at least annually, although we may decide to retain such capital gains for investment.
We have adopted a dividend reinvestment plan under which shareholders will automatically receive dividends and other distributions in cash unless they elect to have their dividends and other distributions reinvested in additional shares. As a result of the foregoing, if our Board authorizes, and we declare, a cash dividend or distribution, shareholders that have “opted in” to our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash.

The following table summarizes the dividends declared from inception through March 31, 2023:

Date Declared	Record Date	Payment Date	Dividend per Share
March 30, 2023	March 30, 2023	April 12, 2023	$0.50
March 30, 2023	March 30, 2023	April 12, 2023	$0.26 (1)
December 29, 2022	December 29, 2022	January 17, 2023	$0.50
September 28, 2022	September 28, 2022	October 11, 2022	$0.47
June 30, 2022	June 30, 2022	July 12, 2022	$0.43
March 30, 2022	March 31, 2022	April 12, 2022	$0.41
December 29, 2021	December 29, 2021	January 18, 2022	$0.40
September 29, 2021	September 29, 2021	October 11, 2021	$0.38
June 29, 2021	June 29, 2021	July 12, 2021	$0.31
March 29, 2021	March 29, 2021	April 19, 2021	$0.30
December 29, 2020	December 29, 2020	January 18, 2021	$0.28
November 4, 2020	November 4, 2020	November 11, 2020	$0.23
August 4, 2020	August 4, 2020	August 11, 2020	$0.28
April 16, 2020	April 16, 2020	April 21, 2020	$0.17
__________________
(1)Represents a special dividend attributable to net realized gains on investments and a supplemental dividend attributable to accrued net investment income.
The following table reflects the shares issued pursuant to the dividend reinvestment plan from inception through March 31, 2023:

Date Declared	Record Date	Payment Date	Shares Issued
March 30, 2023	March 30, 2023	April 12, 2023	150,703
December 29, 2022	December 29, 2022	January 17, 2023	93,329
September 28, 2022	September 28, 2022	October 11, 2022	68,093
June 30, 2022	June 30, 2022	July 12, 2022	45,341
March 30, 2022	March 31, 2022	April 12, 2022	32,320
December 29, 2021	December 29, 2021	January 18, 2022	23,017
September 29, 2021	September 29, 2021	October 11, 2021	10,639
June 29, 2021	June 29, 2021	July 12, 2021	3,039
March 29, 2021	March 29, 2021	April 19, 2021	1,824
December 29, 2020	December 29, 2020	January 18, 2021	1,550
November 4, 2020	November 4, 2020	November 11, 2020	98
August 4, 2020	August 4, 2020	August 11, 2020	34
Income Taxes
We intend to qualify annually to be treated as a RIC for U.S. federal income tax purposes under the Code. If we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to shareholders on a timely basis.
Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation until realized. Dividends declared and paid by us in a year may differ from taxable income for that year as such dividends may include the distribution of current year taxable income or the distribution of prior year taxable income carried forward into and distributed in the current year. Distributions also may include returns of capital.
To qualify for RIC tax treatment, we must, among other things, distribute, with respect to each taxable year, at least 90% of our investment company net taxable income (i.e., our net ordinary income and our realized net short-term capital gains in excess of realized net long-term capital losses, if any). If we qualify as a RIC, we may also be subject to a U.S. federal excise tax, based on distribution requirements of our taxable income on a calendar year basis. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next year and pay a 4% U.S. federal excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year that generated such taxable income.
We intend to distribute to our shareholders between 90% and 100% of our annual taxable income (which includes our taxable interest and fee income). We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. We cannot assure shareholders that they will receive any distributions or distributions at a particular level.
Secured Debt
The Company’s debt obligations consisted of the following as of March 31, 2023 and December 31, 2022 (dollar amounts in thousands):

	March 31, 2023
	Wells Fargo Financing Facility	Subscription Facility(4)	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	140,800	17,500	268,647	342,000	768,947
Unused Portion (2)	134,200	32,500	31,353	—	198,053
Amount Available (3)	132,850	32,500	28,754	—	194,104

	December 31, 2022
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	111,300	—	252,147	342,000	705,447
Unused Portion (2)	163,700	50,000	47,853	—	261,553
Amount Available (3)	158,916	50,000	44,981	—	253,897
_________________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion is the amount upon which commitment fees are based.
(3)Available for borrowing based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.
(4)The Subscription Facility will terminate before this offering commences.
Wells Fargo Financing Facility
The Predecessor Entity borrowed funds under a credit agreement (the “Agreement”) executed on October 23, 2018. The Agreement was originally executed among the Predecessor Entity, Nuveen Alternatives Advisors LLC, as the original collateral manager to the Predecessor Entity, TIAA, as the sole preference shareholder (the “Preference Shareholder”), and Wells Fargo Bank, N.A., as lender (the “Lender”) and administrative agent. As part of the Agreement, the Predecessor Entity issued to the Lender a $175 million variable funding note (the “Wells Fargo Financing Facility”). Effective on the date of the Merger, the Agreement with the Lender was transferred to SPV I and the borrowings under the Agreement were assumed by SPV I and the Company serves as the collateral manager (the “Wells Fargo Financing Facility Agreement”).

The Wells Fargo Financing Facility Agreement was amended on October 28, 2020 and March 31, 2022. The most recent amendment on March 31, 2022 extended the reinvestment period from October 28, 2023 to March 31, 2025 and the maturity date from October 28, 2025 to March 31, 2027, and changed the interest rate payable under the Agreement to the sum of 2.20% plus the Secured Overnight Financing Rate (“SOFR”), among other changes.
On May 5, 2022, SPV III entered into the borrower joinder agreement (the “Joinder”) to become party to the Wells Fargo Financing Facility Agreement. Effective May 20, 2022, following the closing of the 2022 Debt Securitization (discussed further below), the maximum facility amount available was reduced to $275 million from $350 million and SPV III began borrowing on the Wells Fargo Financing Facility.
The Wells Fargo Financing Facility, as amended, also requires the Company to maintain an asset coverage ratio equal to at least 1.50:1.00. The amount of the borrowings under the Wells Fargo Financing Facility equals the amount of the outstanding advances. Advances under the Wells Fargo Financing Facility may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the facility amount prior to the first anniversary of the date of the amendment (subject to certain exceptions) is subject to a commitment reduction fee of 1%.
As of March 31, 2023 the Wells Fargo Financing Facility bore interest at a rate of SOFR, reset daily plus 2.20% per annum. As of December 31, 2022, the Wells Fargo Financing Facility bore interest at monthly SOFR, reset daily plus 2.20% per annum.
Churchill NCDLC CLO-I, LLC (“CLO-I”) and SPV III, beginning May 5, 2022, have pledged all of their assets to the collateral agent to secure their obligations under the Wells Fargo Financing Facility. Each of the Company, CLO-I, and SPV III have made customary representations and warranties and are required to comply with various financial covenants related to liquidity and other maintenance covenants, reporting requirements and other customary requirements for similar facilities.
Subscription Facility
On September 10, 2020, we entered into a revolving credit agreement (the ‘‘Subscription Facility’’) with Sumitomo Mitsui Banking Corporation (“SMBC”), as the administrative agent for certain secured parties, the syndication agent, the lead arranger, the book manager, the letter of credit issuer and the lender. The Subscription Facility was subsequently amended on August 12, 2021, September 10, 2021, and September 1, 2022. The most recent amendment on September 1, 2022, among other things, extended the maturity date from September 9, 2022 to September 8, 2023, and changed the underlying benchmark used to compute interest from LIBOR to SOFR.
The Subscription Facility has a maximum commitment of $50 million subject to availability under the "Borrowing Base". The Borrowing Base is calculated based on the unfunded capital commitments of certain investors that have subscribed to purchase shares of the Company, to the extent the capital commitments of such investors also have been approved by SMBC for inclusion in the Borrowing Base and meet certain additional criteria.
As of March 31, 2023 and December 31, 2022, the Subscription Facility bore interest at a rate of SOFR, plus 1.75% and SOFR, plus 1.75%, respectively, per annum. We also pay an unused commitment fee of 0.25% per annum.
The Subscription Facility is structured as a revolving credit facility secured by the capital commitments of our subscribed investors. The Subscription Facility contains certain financial covenants and events of default.
SMBC Financing Facility
On November 24, 2020, SPV II entered into a senior secured revolving credit facility (the “SMBC Financing Facility” and, together with the Wells Fargo Financing Facility, the "Financing Facilities") with SMBC, as the administrative agent, the collateral agent and the lender.
The SMBC Financing Facility Agreement was amended on December 23, 2021 and June 29, 2022. The most recent amendment on June 29, 2022 increased the maximum facility amount available from $225 million to $300 million (the “Maximum Facility Amount”), and changed the benchmark used to compute interest from LIBOR plus 2.15% to SOFR plus 2.15%, among other changes. In addition to the interest rate payable, there is a structuring fee of 1.00% and an unused commitment fee of 0.50% per annum on the undrawn amount. Advances under the SMBC Financing Facility Agreement may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the Maximum Facility Amount prior to the second anniversary of the closing date (subject to certain exceptions) is subject to a commitment reduction fee of 0.75%.
Under the SMBC Financing Facility, which matures on November 24, 2025, the lender has agreed to extend credit to SPV II in an aggregate principal amount up to the Maximum Facility Amount. The Company's ability to draw under the SMBC Financing Facility is scheduled to terminate on November 24, 2023. As of March 31, 2023 and December 31, 2022, the SMBC Financing Facility bore interest at one-month SOFR plus 2.15%, respectively, per annum.
SPV II has pledged all of its assets to the collateral agent to secure its obligations under the SMBC Financing Facility. Both the Company and SPV II have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities.
CLO-I
On May 20, 2022 (the “Closing Date”), the Company completed a $448.3 million term debt securitization (the “2022 Debt Securitization”). Term debt securitization is also known as a collateralized loan obligation and is a form of secured financing incurred by the Company.
The notes offered in the 2022 Debt Securitization (the “2022 Notes”) were issued by CLO-I, an indirect, wholly-owned, consolidated subsidiary of the Company. The 2022 Notes consist of $199.0 million of AAA Class A-1 2022 Notes, which bear interest at the three-month Term SOFR plus 1.80%; $34.3 million of AAA Class A-1F 2022 Notes, which bear interest at 4.42%; $47.3 million of AA Class B 2022 Notes, which bear interest at the three-month Term SOFR plus 2.30%; $31.5 million of A Class C 2022 Notes, which bear interest at the three-month Term SOFR plus 3.15%; $27.0 million of BBB Class D 2022 Notes, which bear interest at the three-month Term SOFR plus 4.15%; and approximately $79.3 million of Subordinated 2022 Notes, which do not bear interest. The Company directly owns all of the BBB Class D 2022 Notes and the Subordinated 2022 Notes and as such, these notes are eliminated in consolidation.
As part of the 2022 Debt Securitization, CLO-I also entered into a loan agreement (the “CLO-I Loan Agreement”) on the Closing Date, pursuant to which various financial institutions and other persons which are, or may become, parties to the CLO-I Loan Agreement as lenders (the “Lenders”) committed to make $30.0 million of AAA Class A-L 2022 Loans to CLO-I (the “2022 Loans” and, together with the 2022 Notes, the “2022 Debt”). The 2022 Loans bear interest at the three-month Term SOFR plus 1.80% and were fully drawn upon the closing of the transactions. Any Lender may elect to convert all of the Class A-L 2022 Loans held by such Lenders into Class A-1 2022 Notes upon written notice to CLO-I in accordance with the CLO-I Loan Agreement.
The 2022 Debt is backed by a diversified portfolio of senior secured and second lien loans. Through April 20, 2026, all principal collections received on the underlying collateral may be used by CLO-I to purchase new collateral under the direction of the Company, in its capacity as collateral manager of CLO-I and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the 2022 Debt Securitization. The 2022 Notes are due on April 20, 2034. The 2022 Loans are scheduled to mature, and, unless earlier repaid, the entire unpaid principal balance thereof is due and payable on April 20, 2034.
The 2022 Debt is the secured obligation of CLO-I, and the indenture and the CLO-I Loan Agreement, as applicable, governing the 2022 Debt includes customary covenants and events of default. The 2022 Debt has not been, and will not be, registered under the Securities Act, or any state “blue sky” laws.
The Company serves as collateral manager to CLO-I under a collateral management agreement (the “Collateral Management Agreement”) and has waived the management fee due to it in consideration for providing these services.

Contractual Obligations
The following tables show the contractual maturities of our debt obligations as of March 31, 2023 and December 31, 2022 (dollar amounts in thousands):

	Payments Due by Period
As of March 31, 2023	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$140,800	$—	$—	$140,800	$—
Subscription Facility	17,500	17,500	—	—	—
SMBC Financing Facility	268,647	—	268,647	—	—
CLO-I	342,000	—	—	—	342,000
Total debt obligations	$768,947	$17,500	$268,647	$140,800	$342,000

	Payments Due by Period
As of December 31, 2022	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$111,300	$—	$—	$111,300	$—
Subscription Facility	—	—	—	—	—
SMBC Financing Facility	252,147	—	252,147	—	—
CLO-I	342,000	—	—	—	342,000
Total debt obligations	$705,447	$—	$252,147	$111,300	$342,000
Related-Party Transactions
We have entered into a number of business relationships with affiliated or related parties, including the following:
•the Investment Advisory Agreement;
•the Sub-Advisory Agreement;
•the Administration Agreement; and
•the Expense Support Agreement
In addition, on June 7, 2019, the SEC granted an exemptive order (the “Order”) that permits us to participate in negotiated co-investment transactions with certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates, subject to the conditions of the Order. Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a "required majority" (as defined in Section 57(o) of the 1940 Act) of the Company's independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of the Company's stockholders and is consistent with its then-current investment objective and strategies. Neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.
In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs through December 31, 2020 (the “Temporary Relief”), the Company was permitted, subject to the satisfaction of certain conditions, to complete follow-on investments in our existing portfolio companies with certain affiliates that are private funds if such private funds did not hold an investment in such existing portfolio company. Without the Temporary Relief, such private funds would not be able to participate in such follow-on investments with us unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with the

Company. Although the Temporary Relief expired on December 31, 2020, the SEC’s Division of Investment Management had indicated that until March 31, 2022, it would not recommend enforcement action, to the extent that any BDC with an existing co-investment order continues to engage in certain transactions described in the Temporary Relief, pursuant to the same terms and conditions described therein. The conditional exemptive order is no longer effective; however, on October 14, 2022, the SEC granted an exemptive order to permit the Company to continue to complete follow-on investments in its existing portfolio companies with certain affiliates that are private funds if such private funds did not hold an investment in such existing portfolio company, subject to certain conditions.
Expense Support Agreement
We have entered into the Expense Support Agreement with the Adviser. The Adviser may pay certain of our expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any of our interest expense. Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates.
Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. "Available Operating Fund" means the sum of (i) net investment income (including net realized short-term capital gains reduced by net realized long-term capital losses), (ii) net capital gains (including the excess of net realized long-term capital gains over net realized short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by us to the Adviser.
No Reimbursement Payment will be made for any quarter if: (1) the annualized rate (based on a 365-day year) of regular cash distributions per share of common stock declared by our Board exclusive of returns of capital, distribution rate reductions due to any fees (including to a transfer agent) payable in connection with distributions, and any declared special dividends or distributions (the “Effective Rate of Distributions Per Share”) declared by us at the time of such Reimbursement Payment, is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The “Operating Expense Ratio” is calculated by dividing Operating Expenses (as defined below), less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by our net assets. “Operating Expenses” means all of our operating costs and expenses incurred, as determined in accordance with U.S. GAAP. The Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar quarter, in which case such Reimbursement Payment may be reimbursable in a future calendar quarter.
The following table presents a cumulative summary of the Expense Payments and Reimbursement Payments since our commencement of operations (dollars amounts in thousands):

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Expired Expense Support	Unreimbursed Expense Payments	Reimbursement Eligibility Expiration
December 31, 2019	$1,696	$—	$(1,696)	$—	December 31, 2022
March 31, 2020	182	—	(182)	—	March 31, 2023
June 30, 2020	3	—	—	3	June 30, 2023
September 30, 2020	466	—	—	466	September 30, 2023
December 31, 2020	56	—	—	56	December 31, 2023
March 31, 2021	97	—	—	97	March 31, 2024
June 30, 2021	62	—	—	62	June 30, 2024
September 30, 2021	47	—	—	47	September 30, 2024
December 31, 2021	42	—	—	42	December 31, 2024
March 31, 2022	71	—	—	71	March 31, 2025
June 30, 2022	54	—	—	54	June 30, 2025
September 30, 2022	67	—	—	67	September 30, 2025
Total	$2,843	$—	$(1,878)	$965
Off-Balance Sheet Arrangements
In the ordinary course of its business, the Company enters into contracts or agreements that contain indemnifications or warranties. Future events could occur which may give rise to liabilities arising from these provisions against us. We believe that the likelihood of such an event is remote; however, the maximum potential exposure is unknown. No accrual has been made in these consolidated financial statements as of March 31, 2023 and December 31, 2022. We have in the past and may in the future become obligated to fund commitments such as delayed draw commitments.
For more information on our off-balance sheet arrangements, commitments and contingencies see Note 6 to the consolidated financial statements included elsewhere in this prospectus.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates, including those relating to the valuation of our portfolio investments, are described below. We consider the most significant accounting policies to be those related to our Valuation of Portfolio Investments, Revenue Recognition, and U.S. Federal Income Taxes, are described below. The valuation of investments is our most significant critical estimate. The critical accounting policies and estimates should be read in connection with our risk factors as disclosed under the heading “Risk Factors” in this prospectus.
Valuation of Portfolio Investments
At all times, consistent with U.S. GAAP and the 1940 Act, we conduct a valuation of our assets, pursuant to which our net asset value is determined.
Our assets are valued on a quarterly basis, or more frequently if required under the 1940 Act. Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Company's valuation designee (the “Valuation Designee”) to determine the fair value of the Company's investments that do not have readily available market quotations, which became effective for the fiscal quarter ended March 31, 2023. Pursuant to the Company's valuation policy approved by the Board, a valuation committee comprised of employees of the Adviser (the “Valuation Committee”) is responsible for determining the fair value of the Company's assets for which market quotations are not readily available, subject to the oversight of the Board.

Investments for which market quotations are readily available are typically valued at those market quotations. Market quotations are obtained from independent pricing services, where available. Generally investments marked in this manner will be marked at the mean of the bid and ask of the quotes obtained. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations.
With respect to investments for which market quotations are not readily available, we or an independent third-party valuation firm engaged by the Valuation Designee, will take into account relevant factors in determining the fair value of our investments, including and in combination of: comparison to publicly traded securities, including factors such as yield, maturity and measures of credit quality; the enterprise value of a portfolio company; the nature and realizable value of any collateral; the portfolio company's ability to make payments and its earnings and discounted cash flows; and the markets in which the portfolio company does business. Investment performance data utilized are the most recently available financial statements and compliance certificates received from the portfolio companies as of the measurement date which in many cases may reflect a lag in information. The independent third-party valuation firm provides a fair valuation report, a description of the methodology used to determine the fair value and their analysis and calculations to support their conclusion.
When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.
U.S. GAAP establishes a hierarchical disclosure framework which ranks the level of observability of market price inputs used in measuring investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and state of the marketplace, including the existence and transparency of transactions between market participants. Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets generally have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value. We review pricing and methodologies in order to determine if observable market information is being used, versus unobservable inputs.
Our accounting policy on the fair value of our investments is critical because the determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of these valuations, and any change in these valuations, on the consolidated financial statements.
For more information on the fair value hierarchies, our framework for determining fair value and the composition of our portfolio see Note 3 to the consolidated financial statements in this prospectus.
Revenue Recognition
Our revenue recognition policies are as follows:
Net realized gains (losses) on investments: Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method.
Investment Income: Interest income, including amortization of premium and accretion of discount on loans are recorded on the accrual basis. We accrue interest income based on the effective yield if we expect that, ultimately, we will be able to collect such income. We may have loans in our portfolio that contain payment-in-kind (“PIK”) income provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity.
Other income may include income such as consent, waiver, amendment, unused, and prepayment fees associated with our investment activities as well as any fees for managerial assistance services rendered by us to our portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.
Non-accrual: Generally, if a payment default occurs on a loan in the portfolio, or if management otherwise believes that the issuer of the loan will not be able to make contractual interest payments or principal payments, the Sub-Adviser will place the loan on non-accrual status and we will cease recognizing interest income on that loan until all principal and interest is current through payment or until a restructuring occurs, such that the interest income is deemed to be collectible even though we remain contractually entitled to this interest. We may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. Accrued interest is written off when it becomes probable that the interest will not be collected and the amount of uncollectible interest can be reasonably estimated.
U.S. Federal Income Taxes
We have elected to be treated as a BDC under the 1940 Act. We have elected, and intend to qualify annually thereafter, to be treated as a RIC under the Code. So long as we maintain our status as a RIC, we generally will not be subject to U.S. federal income or excise taxes on any ordinary income or capital gains that we timely distribute at least annually to our stockholders as dividends. As a result, any tax liability related to income earned and distributed by us represents obligations of our stockholders and will not be reflected in our consolidated financial statements.
We evaluate tax positions taken or expected to be taken in the course of preparing our financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reversed and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. As of March 31, 2023, the Company did not have any uncertain tax positions that met the recognition or measurement criteria, nor did the Company have any unrecognized tax benefits.
Our accounting policy on income taxes is critical because if we are unable to maintain our status as a RIC, we would be required to record a provision for U.S. federal income taxes which may be significant to our financial results.
Quantitative and Qualitative Disclosures About Market Risk
Uncertainty with respect to, among other things, the rising interest rates, inflationary pressures, risks relating to a failure to increase the U.S. debt ceiling, and the failure of major financial institutions introduced significant volatility in the financial markets, and the effects of this volatility has materially impacted and could continue to materially impact our market risks, including those listed below.
Valuation Risk
We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments do not have a readily available market price, and we value these investments at fair value as determined in good faith by the Adviser, as the valuation designee, in accordance with our valuation policy subject to the oversight of the Board and, based on, among other things, the input of the independent third-party valuation firms engaged by the valuation designee. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk
We are subject to interest rate risk. Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing internals between our assets and liabilities and the effect that interest rates may have on our cash flows. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. Our net investment income is also affected by fluctuations in various interest rates, including the decommissioning of LIBOR and changes in alternate rates and prime rates, to the extent our debt investments include floating interest rates. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Since March 2022, the Federal Reserve has been rapidly raising interest rates and has indicated that it would consider additional rate hikes in response to ongoing inflation concerns. In a rising interest rate environment, our cost of funds would increase, which could reduce our net investment income if there is not a corresponding increase in interest income generated by our investment portfolio. It is possible that the Federal Reserve's tightening cycle could result the United States into a recession, which would likely decrease interest rates. A prolonged reduction in interest rates will reduce our gross investment income and could result in a decrease in our net investment income if such decreases in base rates, such as LIBOR and SOFR, are not offset by corresponding increases in the spread over such base rate that we earn on any portfolio investments, a decrease in our operating expenses, or a decrease in the interest rate associated with our borrowings.
As of March 31, 2023, on a fair value basis, approximately 4.68% of our debt investments bear interest at a fixed rate and approximately 95.32% of our debt investments bear interest at a floating rate. As of March 31, 2023, 99.47% of our floating rate debt investments are subject to interest rate floors. Additionally, our Financing Facilities and Subscription Facility are also subject to floating interest rates and are currently paid based on floating LIBOR or SOFR rates.
The following table estimates the potential changes in net cash flow generated from interest income and expenses, should interest rates increase by 100, 200 or 300 basis points, or decrease by 25 basis points. Interest income is calculated as revenue from interest generated from our portfolio of investments held on March 31, 2023. Interest expense is calculated based on the terms of the Financing Facilities and Subscription Facility, using the outstanding balance as of March 31, 2023. Interest expense on the Financing Facilities and Subscription Facility is calculated using the interest rate as of March 31, 2023, adjusted for the impact of hypothetical changes in rates, as shown below. The base interest rate case assumes the rates on our portfolio investments remain unchanged from the actual effective interest rates as of March 31, 2023. These hypothetical calculations are based on a model of the investments in our portfolio, held as of March 31, 2023, and are only adjusted for assumed changes in the underlying base interest rates.
Actual results could differ significantly from those estimated in the table (dollars amounts in thousands).

Changes in Interest Rates	Interest Income	Interest Expense	Net Income
-25 Basis Points	$(748)	$(474)	$(274)
Base Interest Rate	—	—	—
+100 Basis Points	2,993	1,896	1,097
+200 Basis Points	5,987	3,792	2,195
+300 Basis Points	8,980	5,688	3,292

THE COMPANY
Our Company
We are a specialty finance company focused primarily on investing in senior secured loans to private equity-owned U.S. middle market companies. We are externally managed by our Adviser, Nuveen Churchill Advisors LLC, and through our Sub-Adviser, Churchill Asset Management LLC. Both our Adviser and our Sub-Adviser are affiliates and subsidiaries of Nuveen, the investment management division of TIAA and one of the largest asset managers globally. We invest in directly originated senior secured loans that typically pay floating interest rates and are senior in the capital structure to junior debt and equity, as we believe these loans offer us more attractive risk-adjusted returns and stronger protections than investments in the traditional public debt capital markets. We seek to partner with high quality, private equity-owned middle market companies that have strong management teams executing on long-term growth strategies. Additionally, the private equity sponsors that own the businesses we lend to typically have the ability and strong incentive to support their portfolio companies by providing additional capital and managerial and operational assistance. We believe this support could potentially enhance the performance of our portfolio companies and provide additional protections for our investments.
Our investment objective is to generate attractive risk-adjusted returns through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies, which we define as companies with $10 million to $250 million of EBITDA.11 We primarily focus on investments in U.S. middle market companies with $10 million to $100 million of EBITDA, which we consider the core middle market. Our portfolio is comprised primarily of first-lien senior secured debt and unitranche loans. Although it is not our primary strategy, we also opportunistically invest in junior capital opportunities, including second-lien loans, subordinated debt, equity co-investments and similar equity-related securities.
We were formed as a Delaware limited liability company in March 2018 and we converted into a Maryland corporation in June 2019. We are a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, we have elected, and intend to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. See “ – Corporate History and Regulation as a Business Development Company.”
The Adviser has delegated substantially all of its daily portfolio management obligations to Churchill Asset Management LLC, our Sub-Adviser. With over 150 professionals and approximately $46 billion of committed capital, Churchill is a leading capital provider for private equity-backed middle market companies and operates as the exclusive U.S. middle market direct lending and private capital business of Nuveen and TIAA. Of approximately $46 billion of committed capital, nearly $13 billion is comprised of a carefully constructed portfolio of primary limited partner capital commitments made by TIAA and certain other institutional investor clients of Churchill to over 250 private equity funds primarily focused on the U.S. middle market. This long-standing and growing portfolio of limited partner capital commitments positions Churchill as one of the largest and most active private equity fund investment managers focused on the core U.S. middle market. We believe Churchill’s role as a valuable limited partner and its fully integrated partnership approach help drive differentiated origination of investment opportunities often on an early look, first access basis. Churchill offers a full array of solutions across the capital structure, benefiting from the investment guidance of its principals who have a long history of disciplined investing in the middle market across various economic cycles. With nearly $29 billion of committed capital dedicated to middle market private credit across 35 affiliated investment vehicles, Churchill supports our ability to invest in larger transactions while limiting issuer and industry concentration in our investment portfolio. While it is managed and operated independently of TIAA and Nuveen, Churchill benefits from the scale, capital and resources of its parent companies, which we believe gives it the unique perspective of an asset owner while it executes its investment management strategies in the middle market through its network of leading private equity relationships.
We target an investment portfolio comprised of at least 80% and up to 100% in first-lien senior secured debt and unitranche loans. To a lesser extent, we have and may continue to opportunistically invest in second-lien loans, subordinated debt, equity co-investments and similar equity-related securities. We are highly focused on
11 The term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

constructing a diverse investment portfolio with broad diversification by company, industry sectors, and position size, targeting an average investment size of 1 to 2% per company. While we will seek to achieve the targets described above, the composition of our investment portfolio may vary from time to time due to various factors, such as market conditions and the availability of attractive investment opportunities.
In addition, we do not hold any funded or unfunded revolving loan commitments in respect of our portfolio companies, and all of our investments in senior loans are comprised of funded term loans or delayed-draw term loan commitments.  Therefore, we believe our portfolio is less likely to experience sudden changes to diversification or liquidity needs stemming from the utilization of revolving loan commitments.
Below is information relating to our investment portfolio as of March 31, 2023:
•We had debt investments and equity investments in 153 portfolio companies with an aggregate of approximately $1.3 billion at fair value and an average position size of $8.2 million, or 0.65% at fair value.
•Our portfolio consisted of 87.13% first-lien term loans, 11.10% subordinated debt investments, and 1.77% equity investments, based on fair value.
•The weighted average yield on our debt and income producing investments at fair value was 11.35%.12
•Our portfolio companies had a weighted average annual EBITDA of $75.9 million.13
•Approximately 95% of the debt investments in our portfolio were subject to floating interest rates, based on fair value.
•Our portfolio is invested across 23 different industries, as such industries are classified by Moody’s Investors Service, Inc. The largest industries in our portfolio are Business Services, Healthcare & Pharmaceuticals, and High Tech Industries, which represented, as a percentage of our portfolio at fair value, 21.61%, 9.72%, and 9.40%, respectively.
12 The weighted average yield was computed using the effective interest rates as of each respective date, including accretion of original issue discount, but excluding investments on non-accrual status, if any. There can be no assurance that historical weighted average yield of our portfolio companies will remain at its current level.
13 This calculation includes all private debt investments for which fair value is determined by the Adviser in its capacity as the Board’s valuation designee, and excludes quoted assets. Amounts are weighted based on the fair market value of each respective investment as of its most recent quarterly valuation, which are derived from the most recently available portfolio company financial statements. Accordingly, we make no representation or warranty in respect of this information.

Overview of Market Opportunity
We believe that the private U.S. middle market is an attractive target market in terms of its size, investment opportunities and the trends supporting private equity ownership and direct lending investment within the space based on the following factors:
Large, Resilient and Attractive Addressable Market
The U.S. middle market is comprised of nearly 200,000 companies and serves as the primary source of deal flow for private credit providers.14 These middle market businesses collectively generate annual revenues in excess of $6 trillion, which represents approximately one-third of private sector gross domestic product (GDP)4 in the United States. If it were a standalone economy, the U.S. middle market would be the third largest economy in the world based on GDP.4 Within the middle market sector, we focus on the segment that includes companies with $10 million to $100 million of EBITDA because we believe these middle market companies generally are well-positioned to withstand economic downturns due to resilient revenue streams, access to supportive capital, and multiple value creation opportunities to enhance business models and professionalize operations to drive higher growth rates. We believe this market segment has historically been underserved by traditional and other financial institutions, creating an attractive and compelling investment opportunity for direct lenders like us. Less than 5% of the approximately 200,000 U.S. middle market companies have private equity backing, implying opportunity for further investment by private equity funds and debt financing by private credit providers that we believe may benefit us.15
Robust, Growing Demand for Private Credit
We believe the demand for private credit in the U.S. middle market meaningfully outpaces supply. As of December 31, 2022, U.S. private equity firms had $775 billion in uninvested private equity capital available for investment, or dry powder.16 Private equity firms are expected to be highly motivated to deploy this uninvested capital before the end of their investment periods, typically three to five years. Assuming a capitalization of 50% equity in a typical leveraged buyout transaction, this equates to nearly $775 billion in new financing demand over the next several years as this private equity capital is deployed. This demand meaningfully outpaces the nearly $150 billion of uninvested U.S. middle market private debt capital as of December 31, 2022, representing a $625 billion dry powder gap for private debt capital.17 In other words, the current amount of private equity dry powder is over five times the current amount of private debt dry powder. We believe U.S. middle market companies will continue to need debt financing for potential acquisitions by private equity firms, supporting organic growth and refinancing of existing debt obligations.
In addition, we anticipate that there is a significant need for refinancing of existing loans made to middle market companies. Over $600 billion middle market loans are expected to mature between 2023 and 2029,18 which should provide a steady flow of attractive opportunities for well-positioned lenders with deep and long-standing sponsor and market relationships. Combined with what we believe is the middle market loan demand based on current private equity dry powder, this equates to a total estimated financing need of over $1.4 trillion over the next five years. We expect that these factors should result in a very favorable environment for lenders with a steady source of capital, differentiated sourcing capabilities and an experienced investment team that can appropriately assess the opportunity set.
Multiple Benefits to Investing in Middle Market Senior Secured Loans
We believe middle market senior secured loans offer the benefit of current income while enhancing overall portfolio yield with diversification, lower correlation, and attractive risk-adjusted returns driven by more favorable structuring advantages, lower loss rates and a premium to public credit markets. Given the more limited sources of financing and increased complexity required to underwrite private middle market loans, middle market companies
14 Source: World Economic Outlook Database; Middle Market assumption based on the definition by National Center for the Middle Market.
15 Source: Rothschild & Co, Why the US Middle Market is Attractive for Private Equity Investors (Sept. 20, 2022).
16 Source: Uninvested Private Equity Capital from Pitchbook PE VC Fundraising Mid-Year, data as of Q4 2022.
17 Source: Preqin, Note: North American Data Only.
18 Source: Total Middle Market Maturities (Sponsored and Non-Sponsored) from Refinitiv LPC, as of Q4 2022.

typically pay higher interest rates relative to large corporate borrowers of similar credit quality. From a structure perspective, middle market companies are typically less levered, have larger sponsor equity contributions, and are often subject to maintenance and financial covenants, which affords lenders better protections in the event of credit deterioration. Additionally, middle market lenders have greater access to company information and often perform due diligence alongside the acquiring private equity sponsor, receiving detailed company reports, third-party industry reports, and quality of earnings analyses.
We believe that opportunities associated with senior secured loan investments in middle market companies are also attractive because of the defensive nature of these types of investments, which are senior on a lien basis to other liabilities within the capital structure (i.e., senior secured debt has payment priority ahead of junior debt and equity holders). Moreover, senior secured loans are particularly attractive in the current rising rate environment given they are typically issued with floating interest rate structures, which are generally less susceptible to declines in value in a rising interest rate environment compared to fixed-rate securities.
Decline in Traditional Bank Lending Drives More Opportunities for Non-Bank Lenders
The middle market was historically a sector of the U.S. economy served by commercial banks and other traditional lenders. However, since the Global Financial Crisis of 2008-2009, we believe that increased capital requirements and regulatory burdens have reduced the capacity of traditional regulated financial institutions and constrained their ability to serve private middle market companies. As a result, many commercial banks and other traditional lenders have shifted their focus more towards broadly syndicated and liquid deals, while also providing fee-based services that require less capital, creating significant opportunities for non-bank, private credit providers. In addition, the recent volatility in the traditional banking sector, particularly within the smaller regional and niche lending institutions, has, in turn, created more volatility in the broadly syndicated and public markets, driving larger borrowers to turn to the private lending markets that remain open and supportive. For the first quarter of 2023, the share of middle market leveraged buyout volume by direct lending providers reached 83%, up from 80% in the full year of 2022, 75% in the full year of 2021 and 66% in the full year of 2020.19 We believe private direct lending platforms will continue to expand their share of the lending market, while benefiting from the influx of larger more established borrowers that would have otherwise accessed the syndicated and public credit markets.
Evolving Dynamics of Sponsor Financing
Private equity sponsors and their portfolio companies are increasingly interested in working directly with private credit managers as they realize the benefits over accessing capital through more traditional public debt markets. These benefits include greater customization, longer maturity profiles, speed and flexibility in transaction execution and confidentiality. Through our experience and understanding of the market, private equity sponsors are increasingly seeking to partner with lenders of scale that have balance sheet strength, strong transaction execution and longstanding reputations, and who can lead or be meaningful participants in the loans to their portfolio companies. In addition, private equity sponsors are leaning toward lenders with significant capacity and ample dry powder to support incremental financing needs to pursue M&A activity and drive growth. This has resulted in a consolidation of preferred lender groups where first calls and early access are critical to accessing high quality deal flow. We believe we are well-positioned given Churchill’s strong sourcing capabilities, conservative focus and ability to act as an arranger with a larger hold position in middle market deals.
Competitive Advantages
We believe that our competitive advantages stem from long-standing market presence, significant lending capacity, scale to support attractive investments, strong relationships with private equity firms, differentiated sourcing capabilities and ability to compete on factors other than pricing. Further, we believe that Churchill has built a reputation of professionalism and collaboration that positions us to be a preferred capital provider to support the needs of private equity sponsors. We believe Churchill has the scale, platform, and unique capabilities to effectively manage our U.S. private credit investment strategy, offering investors the following competitive advantages:
19 Source: Refinitiv LPC as of Q1 2023.

Scaled Platform with Extensive Private Credit Expertise
Since 2006, Churchill’s senior direct lending leadership team have worked together to establish a cycle-tested track record investing $38 billion in upwards of 1,000 transactions, and today Churchill is one of the largest managers of private credit investments. The Churchill team has deep middle market investment expertise, providing customized financing solutions to private equity-backed middle market companies across the capital structure, including senior loans, junior capital, equity co-investments and similar equity-related securities. Overseeing approximately $46 billion in committed capital and deploying approximately $11 billion in the trailing twelve-month ended March 31, 2023 across its multiple investment strategies, Churchill is one of the most active private capital managers focused on the U.S. middle market. With over 150 dedicated professionals in New York, Charlotte, Chicago, Los Angeles and Dallas, Churchill operates a fully integrated investment platform with advanced infrastructure, risk management, investor relations, finance, operations, and legal support functions. With nearly $29 billion of committed capital dedicated to middle market private credit across 35 affiliated vehicles managed by Churchill, our affiliation with Churchill provides us with the ability to invest in larger transactions with limited concentration in our portfolio. We believe that the breadth and depth of Churchill’s platform, coupled with its long history of disciplined investment across industries and various economic cycles, provides differentiated strengths when sourcing and evaluating large and complex investment opportunities.
Unique Benefits from Alignment with Nuveen and TIAA
Churchill benefits substantially from the scale and resources of its parent company, Nuveen, and Nuveen’s ultimate parent company, TIAA. Nuveen, as the investment management division of TIAA, is one of the world’s largest asset managers with $1.1 trillion assets under management, of which approximately $89 billion is invested in private capital. TIAA, a leading provider of secure retirement and outcome-focused investment solutions to millions of people and over 15,000 institutions, is the second largest private debt investor in the world.20 Together, TIAA and Nuveen have been investors in the private debt and equity markets for over 40 years.
Leveraging the scale, capital and resources of Nuveen’s platform, Churchill is able to focus on its middle market investment expertise. Specifically, Nuveen’s distribution capabilities from its approximately 180 person U.S. wealth coverage team enable Churchill to prioritize originating, underwriting and managing its high quality, diversified portfolios while relying on Nuveen’s retail and wealth distribution platform.
TIAA is an important part of Churchill’s committed capital base, as Churchill manages TIAA’s general account allocation to U.S. middle market private capital side-by-side with Churchill’s third-party investors. This provides for a unique alignment of interests that we believe causes Churchill to think and act like a long-term investor in the asset class.
As of March 31, 2023, we had received capital commitments totaling approximately $905.2 million, of which $100.0 million (approximately $26.7 million remaining undrawn) is from TIAA. As such, TIAA beneficially owned approximately 12.7% of our outstanding shares of common stock as of March 31, 2023.
Strong Private Equity Relationships and Fund Investments Drive Proprietary Origination Opportunities
Churchill believes it has established itself as a highly value-additive capital provider and partner of choice for leading private equity firms given its ability to provide a full array of scaled solutions across the capital structure. Churchill’s dedicated loan origination team has cultivated deep, long-standing relationships with over 400 middle market private equity firms across diversified strategies, industry focus and U.S. geographies. Of approximately $46 billion of committed capital, nearly $13 billion is comprised of a carefully constructed portfolio of primary limited partner capital commitments made by TIAA and certain other institutional investor clients of Churchill to over 250 private equity funds primarily focused on the U.S. middle market. This long-standing and growing portfolio of limited partner capital commitments positions Churchill as one of the largest and most active private equity fund investment managers focused on the core U.S. middle market. We believe Churchill’s role as a valuable limited
20 Source: Rankings published in the Private Debt Investor Magazine’s Global Investor 50, Nov. 1, 2022. Private Debt Investor Magazine’s research and analytics team carried out primary and secondary research on more than 100 institutions to produce rankings on the world’s largest institutional private debt investors based on the market value of private debt portfolios. Nuveen submitted data to the research and analytics team. There were no fees paid in connection with this recognition.

partner and its fully integrated partnership approach helps drive differentiated origination opportunities often on an early look, first access basis. Additionally, we believe Churchill’s deep network of private equity relationships and representation on hundreds of private equity fund advisory boards further enhances Churchill’s proprietary deal sourcing advantages while remaining highly selective of investment opportunities without compromising on its stringent underwriting standards or transaction terms. Churchill is a trusted and desired financing partner, demonstrated by its ability to earn the lead or co-lead role in over 80% of its senior loan investments in the trailing twelve-month ended March 31, 2023. In this capacity, Churchill is able to structure and negotiate transactions directly with the private equity sponsor, driving efficiencies and stronger relationships, often leading to the sponsor’s decision to select Churchill as a lead lending partner for subsequent transactions as well. However, Churchill’s sourcing strategy is not entirely centered on leading every transaction as it also partners with other middle market lenders on attractive investment opportunities, helping to drive a more stable and reliable capital deployment pace in the middle market.
Many of Churchill’s senior management and investment team members have held senior positions at other middle market lending firms and continue to maintain strong relationships with numerous active participants in the segment. These long-established relationships help source incremental investment opportunities and contribute to the high levels of deal flow with upwards of 1,000 first-lien senior secured debt and unitranche loan investment opportunities reviewed per year. In contrast, peer lenders who focus primarily on lead agency roles often can find themselves in direct competition with one another adversely impacting deal flow and selectivity. Churchill’s dual sourcing model emphasizes long-term partnerships, ensuring that Churchill can focus exclusively on investment credit quality. We believe we are well-positioned to take advantage of the demand for capital in the middle market, particularly from private equity sponsored middle market companies.
Ability to Deliver Scaled and Flexible Capital Solutions
We believe Churchill’s ability to provide a variety of capital solutions and to invest opportunistically across the capital structure is a key differentiator and highly valued by private equity sponsors. Churchill is able to provide a comprehensive set of customized capital solutions to meet the needs of the borrower. With respect to senior loans, the investment team can opportunistically pivot between traditional first-lien senior secured loans and unitranche loans, as well as offer delayed draw term loans, in order to deliver the most attractive risk-adjusted returns. Further, the investment team’s partnership approach offers a strong value proposition to private equity firms, as one of a handful of middle market lenders with the ability to commit up to $500 million per transaction. This flexibility and the ability to deliver a fully underwritten solution ensures that Churchill has exposure to a wide range of transactions enabling it to be highly selective with respect to investment opportunities. Additionally, with respect to junior capital opportunities, the investment team has the ability to pivot between junior secured or unsecured debt instruments. Having the latitude to pivot across capital solutions differentiates Churchill compared to most other direct lenders in situations when capital requirements change during a transaction and thereby has positioned it as the preferred capital partner for private equity sponsors.
Disciplined and Rigorous Investment Approach with Comprehensive Portfolio Monitoring
Selectivity, broad industry diversification and rigorous underwriting standards are key to Churchill’s investment philosophy. Churchill provides us with a large and diverse pipeline of middle market investment opportunities, enhancing our ability to be highly selective and to maintain stringent underwriting standards and a diversified portfolio across sectors. Churchill employs a multi-step selection process when reviewing each potential investment opportunity that includes analyzing business prospects, thoroughly reviewing historical and pro forma financial information, meeting and discussing the business with the management team and private equity sponsor, understanding sponsor investment strategy and risk considerations, evaluating industry diligence to determine market position and competitive advantages, and assessing the track record of the private equity sponsor and its historical investments in other businesses.
Using a disciplined and cycle-tested investment approach, Churchill’s investment teams seek to limit credit losses through comprehensive due diligence of portfolio company fundamentals, terms and conditions and covenant packages. Following the closing of each investment, the investment professionals who initially underwrite the opportunity typically lead the hands-on portfolio monitoring effort to ensure continuity and the ability to respond efficiently to any portfolio company requests. Churchill implements a regimented credit monitoring system that involves a variety of discussions, analyses and reviews by its investment professionals on a daily, weekly, monthly, and quarterly basis, depending on the assessed monitoring need, which we believe enables Churchill to proactively detect and identify potential challenges at portfolio companies. See “The Company – Investment Process Overview.”
Proven Leadership Team with Extensive Private Capital Experience Across Economic Cycles
Churchill is led by industry veterans who bring on average more than 25 years of experience in middle market investing, the majority of whom have worked together for over a decade and have demonstrated an ability to prudently invest across various economic cycles at Churchill and its predecessor entities.  Churchill was founded by current senior management team members Kenneth Kencel, Randy Schwimmer and Christopher Cox (the “Churchill Founders”), who have together unanimously approved all of the approximately 800 senior loans made by Churchill and its predecessor entities since 2006. This core management team has been strengthened with the addition of several additional senior executives from Churchill’s predecessor entities and its ultimate parent company, TIAA. Among these additional senior management colleagues are Mathew Linett and Shai Vichness, who comprise the remaining members of the investment committee dedicated to senior loan opportunities alongside the Churchill Founders. Additionally, in connection with its affiliation with TIAA, Churchill assumed management of TIAA’s private equity and junior capital investment management platform, resulting in a unified middle market private capital asset management firm that capitalizes on opportunities throughout the U.S. sponsor-backed middle market.
Investment Selection Criteria
We primarily invest in first-lien senior secured debt and unitranche loans. In addition, we have and may continue to invest opportunistically in (i) secured second-lien loans, (ii) subordinated loans (both secured and unsecured) that provide for high fixed interest rates with substantial current interest income, and potentially equity participation or warrants that materially enhance the overall return of the security, and (iii) equity co-investments alongside private equity sponsors in a limited number of transactions where we believe the potential returns are attractive.
We have identified a number of key attributes when evaluating new investment opportunities that are aimed at offering attractive risk / reward characteristics. Our objective is to invest broadly across a diverse set of companies and industries to limit the risk of and the impact that a potential downturn could have on our overall portfolio. We target a diverse investment portfolio with an average investment size of 1-2% per portfolio company. Churchill’s investment teams seek to identify new transactions based on the following key criteria, while also applying in-depth fundamental underwriting and credit research to produce reliable investment decisions designed to minimize potential losses:
Established Companies with Attractive Business Prospects
We seek to invest in core U.S. middle market companies typically generating between $10 million to $100 million of annual EBITDA, which we believe have developed strong and sustainable leading positions within their respective markets. These companies must also exhibit the potential to maintain sufficient cash flows and profitability to service their obligations across various economic environments, while continuing to grow and/or maintain their market position. To this end, we screen for non-cyclical companies with market-leading products and/or services, attractive industry fundamentals, strong pricing power and ability to pass through inflationary cost pressures, low capital expenditures requirements, as well as diversification of customers, products and suppliers. Furthermore, we seek to invest in companies with defensible market niches and barriers to entry and analyzes the strength of potential target companies by comparing them against similar businesses and competitors. We typically avoid reimbursement dependent, cyclical or commodity-driven industries.
Proven Management Teams with Established Track Records
When selecting investments, we focus on companies that possess experienced, high-quality management teams with a demonstrated track record of success. Examples of qualities sought in the portfolio company management teams include, but are not limited to, prior success operating in a leveraged environment and a demonstrated ability to adapt to challenging economic or business conditions. We also review the management team’s tenure and compensation structure to ensure their interests are aligned with the long-term success of the portfolio company, which provides us additional comfort in the portfolio company investment.
Strong Financial Performance
We perform comprehensive quantitative analysis on the historical and projected financial performance of a potential investment in a target company. Ideal target companies have strong and scalable revenues, and stable, predictable cash flows with low technology and market risk. Additionally, we seek companies that can demonstrate more than sufficient ability to service and repay debt obligations, have strong asset values and are resilient through different economic cycles. During the underwriting process, we develop multiple cash flow models reflecting different economic and operating scenarios, including a downside case that incorporates interest rate sensitivities to evaluate the company’s ability to service its debt in a rising rate environment, among other factors. These factors are used to identify and underwrite investments that present a strong potential return relative to the overall risk profile, while guiding to the appropriate capital structure through various economic conditions.
High-Quality Private Equity Sponsors
We focus on participating in transactions sponsored by what it believes to be high-quality private equity firms, as primarily determined by a private equity firm’s record of historical investment performance. Target investment opportunities typically include transactions where a private equity sponsor is willing to contribute significant equity capital as a percentage of enterprise value. We believe that private equity sponsors with significant equity capital at risk generally have the ability and strong incentive to support a borrower through a challenging economic environment with a variety of managerial, operational and financial resources, including potentially providing additional capital to the borrowers. We also evaluate a private equity sponsor’s role in the target company’s corporate governance and management which means the private equity sponsor is more likely to have an active and influential role in the Company’s operations and day-to-day activities. These factors, if identified, typically provide additional comfort and protection for our investments.
Investment Process Overview
Churchill views the investment process employed on our behalf as consisting of four distinct phases described below:
Origination. Each investment team will source middle market investment opportunities through the investment team’s network of relationships with private equity firms and other middle market lenders. Each investment team believes that the strength and breadth of its relationships with numerous middle market private equity funds and overall deal sourcing capabilities should enable them to maximize deal flow, support a highly selective investment process, and afford us the opportunity to establish favorable portfolio diversification.
Investment Evaluation: Each investment team intends to utilize a systematic, consistent approach to credit and portfolio company evaluation, with a particular focus on an acceptable level of debt repayment and deleveraging as well as accretive growth and exit assumptions under a “base case” set of projections (the “Base Case”); this Base Case generally reflects a more conservative estimate than the set of projections provided by a prospective portfolio company (the “Management Case”), and that of the private equity sponsor purchasing/financing the portfolio company, as applicable. The key criteria that each investment team evaluates includes (i) strong and resilient underlying business fundamentals, (ii) a substantial equity cushion in the form of capital ranking junior in right of payment to our investment and (iii) a conclusion that the overall Base Case and, in most cases, the “Downside Case” allow for adequate debt repayment and deleveraging. In evaluating a particular investment opportunity, each investment team will put more emphasis on credit considerations (such as (i) debt repayment and deleveraging under a Base Case set of projections, (ii) the ability of the company to maintain a modest liquidity cushion under a Base Case set of projections, and (iii) the ability of the portfolio company to service its fixed charge obligations under a

Base Case set of projections) than on profit potential and loan pricing (among other considerations both quantitative and qualitative). Each investment team’s due diligence process for middle market investments will typically entail:
•a thorough review of historical and pro forma financial information (including both performance metrics and proposed capital structure and growth prospects);
•meetings and discussions with management and financial sponsors and their advisors;
•a review of loan documents and material contracts impactful to the operation and profitability of the business in question;
•third-party “quality of earnings” accounting due diligence;
•when appropriate, background checks on key management and/or sponsors;
•third-party research relating to the company’s business, industry, markets, products and services, customers, competitors and regulatory exposure/treatment;
•the commission of third-party analyses when appropriate;
•sensitivity of Management Case and “sponsor case” projections; and
•various comprehensive cash flow analyses and sensitivities.
Each investment team’s deal screening, underwriting, approval and closing processes are substantially similar. The following chart summarizes the investment process of the investment teams:

•Assess each potential financing opportunity based on defined screening criteria, or “credit box”, with a commitment to provide initial feedback in a timely manner
•Evaluate worthwhile transactions through staged “Early Read” or “Matrix” process which employs proprietary screening and underwriting templates;
•Selected transactions clear the “Early Read” or “Matrix” process and enter due diligence

•Understand sponsor investment thesis and risk considerations
•Assess qualitative factors, e.g., management meetings and site visit
•Evaluate industry diligence to determine market position and competitive advantage
•Review quarterly earnings, industry reports, and consultant reports
•Produce financial models including management projections, proprietary base case projections, and break-even analysis

•Prepare Investment Approval Memorandum for review and approval by the applicable investment committee
•Review and negotiate transaction documents
•Closing Memo documents any changes from approval or provides results of any additional post-approval due diligence
•Closing Memo required for funding

Execution. In executing transactions, each investment team will apply what it believes is a thorough, consistent approach to credit evaluation, and maintain discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. Upon completion of due diligence, the investment professionals working on a proposed portfolio investment will deliver a memorandum to the relevant investment committee(s). Once an investment has been approved by a unanimous vote of such investment committee, the memorandum will be delivered to our investment committee. Once an investment has been approved by a unanimous vote of our investment committee, it will move through a series of steps, including an in-depth review of documentation by deal teams, negotiation of final documentation, including resolution of business points and the execution of original documents held in escrow. Upon completion of final documentation, a portfolio investment is funded after execution of a final closing memorandum.

Monitoring. The investment teams view active portfolio monitoring as a vital part of the investment process and further consider regular dialogue with company management and sponsors as well as detailed, internally generated monitoring reports to be critical to monitoring performance. The investment teams will implement a monitoring template designed to reasonably ensure compliance with these standards. This template will be used as a tool by the investment teams to assess investment performance relative to plan.
As part of the monitoring process, the investment teams have developed risk policies pursuant to which they will regularly assess the risk profile of each of our investments. The investment teams will rate each investment based on our “Internal Risk Ratings”. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Portfolio and Investment Activity” for more information on the Internal Risk Ratings of our portfolio.
The investment teams monitor and, when appropriate, change the investment ratings assigned to each investment in our portfolio. Each investment team reviews the investment ratings in connection with monthly and quarterly portfolio reviews. In addition, the investment teams employ what they believe is a proactive monitoring approach as illustrated in the chart below:

Daily/ weekly	Monthly	Quarterly	Ongoing
•Weekly Joint Investment Team pipeline meeting
•Investment Team meeting as required
•Review news stories on borrowers/industries and market data via news wires and email alerts
•Assess potential covenant defaults
•Upgrades/downgrades of internal risk ratings evaluated by deal teams and senior management as information is learned

•Monthly meetings to discuss Management Notice and Watchlist Investments
•Evaluate internal risk rating
•Credit Surveillance Reports and/or Portfolio Review Templates updated monthly or quarterly following review of financials
•Conduct analysis of company results, industry trends, key ratios, and liquidity

•Senior management review of portfolio level metrics and trends
•Deals covered in portfolio review depend on internal risk rating with downgraded Senior Loan investments and all Junior Capital Investments reviewed each quarter
•Review quarterly financials and compliance certificates
•Complete portfolio valuations
•Compare financials to prior year, budget, and the Base Case
•Evaluate cushion to breakeven cash flow and covenant default levels
•Review and confirmation of internal risk rating

•Amendments and waivers negotiated, approved, documented, and closed by deal team
•Conduct calls with agent, sponsor, and borrower as needed
•PEJC Investment Team attends advisory board meetings to the extent they have observation rights
•Monitor ESG risks, concerns and opportunities

Type and Structure of Investments
We primarily invest in first-lien senior secured debt and unitranche loans. In addition, we have and may continue to invest opportunistically in junior capital such as (i) secured second-lien loans, (ii) subordinated loans (both secured and unsecured) that provide for high fixed interest rates with substantial current interest income, and potentially equity participation or warrants that materially enhance the overall return of the security, and (iii) equity co-investments alongside private equity sponsors in a limited number of transactions where Churchill believes the potential returns are attractive.
First-Lien Senior Secured Loans. We typically obtain collateral from portfolio companies in support of the repayment of first lien senior secured loans. This collateral takes the form of first-priority liens on substantially all of the borrower’s assets, including the equity interests of its domestic subsidiaries. Our first-lien senior secured loans may provide for loan amortization in the early years of a loan, with the majority of the amortization deferred until loan maturity, with the expectation, and often a contractual requirement, that the borrower will often pre-pay the loan from cash flows in excess of the scheduled amortization, which is known as an excess cash flow sweep. First-lien senior secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity.

Unitranche Loans. We typically obtain security interests in substantially all of the assets of portfolio companies that will serve as collateral in support of the repayment of unitranche loans. This collateral takes the form of first-priority liens on substantially all of the borrower’s assets, including the equity interests of its domestic subsidiaries. Unitranche loans typically provide for loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity, with a contractual requirement for excess cash flow sweeps that reduce the average life of the loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Our investments in unitranche senior loans may be in participations across the entire loan or through an agreement among lenders in participations in first-out term loans.
Second-Lien Loans. We typically obtain security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of second-lien loans. This collateral may take the form of second priority liens on the assets of the portfolio company. We also consider a last-out position in a unitranche loan to be similar to a second-lien loan regarding the priority of payment of last-out positions.
Subordinated Loans. We typically structure unsecured subordinated loans that provide for high fixed interest rates with substantial current interest income, and potentially equity participation or warrants that materially enhance the overall return of the security. These subordinated loans would typically have terms of six to eight years. In some cases, subordinated debt may be collateralized by a subordinated lien on some or all of the assets of the borrower and may provide for some of the interest payable to be PIK.
Equity Investments. We make equity co-investments alongside private equity sponsors in a limited number of transactions where Churchill believes the potential returns are attractive. We generally would not seek to be the majority or “control” equity investor, but would make such investments where Churchill has confidence the controlling sponsor is that there is significant potential to enhance the overall yield on our debt investment in the transaction. An equity investment may be common, preferred, or holding company preferred. In addition, we may acquire equity interests other than at original investment (e.g., in connection with an out-of-court restructuring or a bankruptcy proceeding related to a portfolio investment).
Summary of Key Attributes of Investments
Senior Secured Loans
Churchill believes that investments in first-lien senior secured and unitranche loans of middle market corporate borrowers have attributes that offer attractive risk/reward characteristics, including:
•compelling economic and market fundamentals that support the need for senior capital and improved competitive dynamics for non-traditional lenders;
•“buy-and-hold” investments that emphasize a high-touch relationship alignment with sponsors;
•floating-rate loans that provide protection against increases in interest rates, with middle market loans typically containing floating rate floors in the event a lower-interest rate environment returns;
•small lending groups to facilitate more effective restructurings when necessary; and
•higher proportion of sponsor equity and increased likelihood of sponsors supporting troubled situations with additional equity as compared to public markets.
We primarily focus on investments in U.S. middle market companies with $10 million to $100 million of annual EBITDA. In assessing the middle market, we anticipate that traditional middle market senior loan opportunities will typically, but not exclusively, have the following characteristics relative to lower middle market opportunities and more broadly syndicated loans:
•attractive yield premiums relative to public market credit and broadly syndicated debt strategies;
•strong return potential relative to risk profile;

•significant downside protection due to capital structure seniority, tighter structure than publicly-traded debt investments, private equity sponsor backing, and deep due diligence; and
•favorable supply/demand dynamic with strong sponsor relationships and high-hold capacities providing steady flow of attractive opportunities for well-positioned lenders.
Junior Capital Investments
Churchill believes that investments in second-lien loans, subordinated debt, equity co-investments and similar equity-related securities of private-equity sponsored middle market companies have attributes that offer attractive risk/reward characteristics, including:
•better economics, lower leverage levels and structural advantages versus larger syndicated market alternatives;
•better stability and capital preservation characteristics than smaller, more speculative investments akin to venture capital and/or growth equity;
•‘buy-and-hold’ investments which emphasize a high-touch relationship with sponsors, with whom Churchill has deep relationships through limited partner commitments and advisory board seats;
•compelling economic and market fundamentals that support the need for investments and offer improved competitive dynamics for non-traditional lenders;
•diversity across cash paying investments, higher yielding non-cash paying securities, and preferred and common equity, ultimately blending to an attractive internal rate of return profile;
•other than common equity, significant downside protection due to contractual returns, standard covenants, seniority to equity, support from well capitalized private-equity sponsors, and excellent transparency/understanding of company performance through thorough due diligence and significant information rights; and
•meaningful information advantage versus syndicated/upper market given board observer rights and accompanying sponsor access.
Environmental, Social and Governance Policies
Churchill has established an ESG policy for its investment program. Churchill is focused on delivering attractive risk-adjusted returns to its clients, including us, while upholding the highest ethical standards, including certain ESG factors, throughout its origination, underwriting and portfolio management processes. Churchill's ESG policy requires that it evaluate ESG-related risks that have the potential to damage a company’s operations and reputation and perform an analysis of the issuer’s operating history to determine whether such risks are managed to minimize defaults that could give rise to investment losses. Pursuant to the ESG policy, Churchill’s investment teams apply a set of criteria against each investment opportunity through the use of an ESG rating template, the output of which is included in the materials presented to and reviewed by the applicable investment committee underwriting the investment opportunity. The ESG rating template used by Churchill requires an assessment of the materiality of ESG-related risks, review of ‘high-risk’ business activities that may violate applicable underwriting standards, and a management assessment. Using a proprietary ESG methodology, the template rates individual issuers based on its perceived management of ESG risk relative to peers. Post-investment, the ESG policy requires the relevant investment teams to conduct reviews with company management to discuss any ESG-related issues that have arisen. Any such issues are discussed and considered by the Churchill investment teams during periodic portfolio review meetings in order to perform an ongoing risk assessment.
Churchill’s ESG policy is updated as needed to reflect changing practices and industry standards. The consideration of ESG factors as part of Churchill’s underwriting and portfolio management process, however, does not mean that we will pursue a specific ESG investment strategy or that a portfolio company will be selected solely on the basis of ESG factors. Churchill may make investment decisions for us other than on the basis of ESG considerations.
Investment Portfolio
As of March 31, 2023, we had made investments with an aggregate fair value of $1.3 billion in 153 portfolio companies. Investments at fair value and amortized cost consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023			December 31, 2022
(in thousands)	Amortized Cost	Fair Value	% of Fair Value	Amortized Cost	Fair Value	% of Fair Value
First-Lien Term Loans	$1,131,632	$1,095,393	87.13%	$1,071,012	$1,039,820	86.62%
Subordinated Debt	144,417	139,589	11.10%	136,353	133,243	11.10%
Equity Investments	17,543	22,276	1.77%	18,208	27,313	2.28%
Total	$1,293,592	$1,257,258	100.00%	$1,225,573	$1,200,376	100.00%
Largest portfolio company investment	$19,854	$19,378	1.54%	$18,189	$23,162	1.93%
Average portfolio company investment	$8,455	$8,217	0.65%	$8,452	$8,278	0.69%

The industry composition of our portfolio as a percentage of fair value as of March 31, 2023 and December 31, 2022 was as follows:

Industry	March 31, 2023		December 31, 2022
Aerospace & Defense	2.58%		2.76%
Automotive	6.08%		6.14%
Banking, Finance, Insurance, Real Estate	4.63%		4.44%
Beverage, Food & Tobacco	6.38%		6.40%
Capital Equipment	5.01%		4.14%
Chemicals, Plastics, & Rubber	2.72%		2.88%
Construction & Building	2.52%		2.65%
Consumer Goods: Durable	1.71%		1.91%
Consumer Goods: Non-durable	3.78%		4.01%
Containers, Packaging & Glass	3.61%		3.80%
Environmental Industries	1.76%		1.65%
Healthcare & Pharmaceuticals	9.72%		9.21%
High Tech Industries	9.40%		9.14%
Media: Advertising, Printing & Publishing	1.48%		1.25%
Media: Diversified & Production	1.29%		1.35%
Retail	0.44%		0.47%
Services: Business	21.61%		21.92%
Services: Consumer	5.48%		4.47%
Sovereign & Public Finance	0.81%		0.85%
Telecommunications	3.88%		4.09%
Transportation: Cargo	3.52%		3.62%
Utilities: Electric	0.46%		0.39%
Wholesale	1.13%		2.46%
Total	100.00%	1.00%	100.00%
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about our investment portfolio.
Capital Resources and Borrowings
We anticipate generating cash in the future from the issuance of common stock, cash flows from income earned from our investments and principal repayments, and our net borrowings from our credit facilities and CLO-I debt issuance.
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150% As of March 31, 2023 and December 31, 2022, asset coverage was 167.31% and 174.41%, respectively. See “Regulation – Senior Securities” for more information. Following the receipt of proceeds from this offering and the repayment of indebtedness upon receipt of these proceeds as further discussed in “Use of Proceeds”, we expect our asset coverage ratio to be approximately        % based on the value of our total assets as of          , 2023.
Furthermore, while any indebtedness and senior securities remain outstanding, we must take provisions to prohibit any distribution to our shareholders (which may cause us to fail to distribute amounts necessary to avoid entity-level taxation under the Code), or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In addition, we must also comply with positive and negative covenants customary for these types of facilities.
Debt obligations consisted of the following as of March 31, 2023:

	March 31, 2023
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	140,800	17,500	268,647	342,000	768,947
Unused Portion (2)	134,200	32,500	31,353	—	198,053
Amount Available (3)	132,850	32,500	28,754	—	194,104
_______________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion on the credit facilities is the amount upon which commitment fees are based.
(3)Available for borrowing on the credit facilities based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.
(4)Prior to the consummation of this offering, we expect to repay the Subscription Facility in full and terminate the Subscription Facility.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Financial Condition, Liquidity and Capital Resources” for more information.
Distributions
To the extent that we have taxable income available, we intend to make quarterly distributions to our common shareholders. Dividends and distributions to common shareholders are recorded on the applicable record date. The amount to be distributed is determined by our Board each quarter and is generally based upon the taxable earnings estimated by management and available cash. Net realized capital gains, if any, will generally be distributed at least annually, although we may decide to retain such capital gains for investment.
We have elected to be treated for U.S. federal income tax purposes, and to qualify annually, as a RIC. To maintain our qualification as a RIC, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our shareholders on an annual basis. In order to avoid certain U.S. federal excise taxes imposed on RICs, we intend to distribute during each calendar year an amount equal to at least to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year period ending on October 31 of the calendar year; and, (3) any undistributed ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax less certain over-distributions in prior years. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment, pay U.S. federal income tax on such amounts at regular corporate tax rates, and elect to treat such gains as deemed distributions to shareholders. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by the Board in its sole discretion. See “Distributions” for further information. In addition, see “Risk Factors — Risks Related to the Company’s Business and Structure— We will be subject to U.S. federal income tax at corporate rates on our earnings if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.”

Dividend Reinvestment Plan
We currently have an “opt in” dividend reinvestment plan. Following the consummation of this offering, we will adopt an “opt out” dividend reinvestment plan for our shareholders. As a result of the foregoing, if our Board authorizes, and we declare, a cash dividend or distribution, shareholders that acquire their shares in this offering and do not “opt out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash. See “Dividend Reinvestment Plan” for further information.
The Private Offering
Beginning with our initial closing in March 2020, we have conducted private offerings of our shares of common stock to accredited investors. As of June 28, 2023, as a result of these private offerings, we had received aggregate capital commitments totaling $906.4 million ($320.9 million remaining undrawn), of which $100 million ($26.7 million remaining undrawn) were from TIAA.
Competition
Our primary competitors in providing credit investments to middle market companies include other BDCs, public and private funds, CLOs, commercial and investment banks, other middle market asset managers and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than those available to us. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than ours, which could allow them to consider a wider variety of investments and establish more relationships than those established by each of our investment teams. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. There cannot be any assurance that the competitive pressures faced by us will not have a material adverse effect on its business, financial condition and results of operations. See “Risk Factors – We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses” for further information.
Human Resource Capital
We do not have any employees and do not expect to have any employees. We depend on the investment expertise, skill and network of business contacts of the senior investment professionals of our Sub-Adviser, Churchill, who source, evaluate, negotiate, structure, execute, monitor and service our investments in accordance with the terms of the Sub-Advisory Agreement.
The Adviser — Nuveen Churchill Advisors LLC
Nuveen Churchill Advisors LLC, a Delaware limited liability company, serves as our investment adviser pursuant to the Investment Advisory Agreement. The Adviser is responsible for the overall management of our activities pursuant to the Investment Advisory Agreement.
The Adviser has delegated substantially all of its daily portfolio-management obligations as set forth in the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement, which was approved by the Board, including a majority of the independent directors. The Adviser has general oversight over the investment process on our behalf and manages our capital structure, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for our performance under the terms of the Investment Advisory Agreement. See “Management and Other Agreements—Investment Advisory Agreement.”
The Sub-Adviser — Churchill Asset Management LLC
Churchill serves as our Sub-Adviser pursuant to the Sub-Advisory Agreement. Churchill provides investment advisory and management services to us. Under the terms of the Sub-Advisory Agreement, Churchill: (i) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (ii) closes and monitors investments; and (iii) determines the securities and other assets to be purchased, retained or sold. The Adviser and Churchill have entered into the Sub-Advisory Agreement, which has been approved by our Board, and the terms of which provide Churchill with broad delegated authority to oversee our portfolio. See “Management and Other Agreements—Sub-Advisory Agreement.”
In addition to serving as our Sub-Adviser, Churchill manages other middle market investment strategies for affiliated entities such as TIAA, its ultimate parent company, as well as for third-party institutional investors, private funds, CLOs and separate accounts, Nuveen Churchill Private Capital Income Fund, a BDC, and NC SLF Inc., a closed-end investment company registered under the 1940 Act.
Churchill managed (directly or as a sub-adviser) approximately $46 billion of committed capital across a range of vehicles, including BDCs, a registered closed-end investment company, separate accounts, structured finance products, and private funds investing in private middle market leveraged loans, subordinated debt, equity related securities, private equity, limited partner commitments, and related strategies. Of its approximately $46 billion of committed capital across the platform, Churchill manages approximately $13 billion in limited partner capital commitments to over 250 private equity funds on behalf of TIAA’s general account and third-party investors as one of the largest and most active private equity fund investment programs focused on the core U.S. middle market. Churchill offers a full array of solutions across the capital structure, benefiting from the investment guidance of its principals who have a long history of disciplined investing in the middle market across various economic cycles. With nearly $29 billion of committed capital dedicated to middle market private credit, Churchill provides us with the ability to invest in larger transactions while limiting concentration in our portfolio. While it is managed and operated independently of TIAA and Nuveen, Churchill benefits from the scale, capital and resources of its parent companies, which we believe gives it the unique perspective of an asset owner while it executes its investment management strategies in the middle market through its network of leading private equity relationships.
The Investment Committee
All investment decisions for the Company require the unanimous approval of the members of the Investment Committee comprised of Churchill Founders, Kenneth Kencel and Randy Schwimmer, together with Mathew Linett and the head of its Private Equity and Junior Capital Solutions team, Jason Strife. The Investment Committee is responsible for reviewing and approving all investment opportunities for the Company, which are sourced by Churchill’s separate and distinct investment committees dedicated to senior loan investments and junior capital opportunities, respectively.
Administrator
Our Administrator is Nuveen Churchill Administration LLC. We entered into the Administration Agreement with the Administrator, which provides that the Administrator furnishes us with, among other things, office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, assisting us with the preparation of the financial records that we are required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. See “Management and Other Agreements — Administration Agreement”.
Co-Investment Relief
We expect to co-invest on a concurrent basis with our affiliates and the Advisers, unless doing so would be impermissible under existing regulatory guidance, applicable regulations, the terms of the Order, and the allocation procedures of Churchill. On June 7, 2019 and October 14, 2022, the SEC granted the Order that permits us to participate in negotiated co-investment transactions with certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates, subject to the conditions of the Order. Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objective and strategies. Neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.
In addition, pursuant to the Temporary Relief, we were permitted, subject to the satisfaction of certain conditions, to complete follow-on investments in our existing portfolio companies with certain affiliates that are private funds if such private funds did not hold an investment in such existing portfolio company. Without the Temporary Relief, such private funds would not be able to participate in such follow-on investments with us unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with us. Although the Temporary Relief expired on December 31, 2020, the SEC’s Division of Investment Management had indicated that until March 31, 2022, it would not recommend enforcement action, to the extent that any BDC with an existing co-investment order continued to engage in certain transactions described in the Temporary Relief, pursuant to the same terms and conditions described therein. The conditional exemptive order is no longer effective; however, on October 14, 2022, the SEC granted our request to amend the Order to make the Temporary Relief permanent for the Company and permit us to continue to complete follow-on investments in our existing portfolio companies with certain affiliates that are private funds if such private funds did not hold an investment in such existing portfolio company.
See “Related-Party Transactions and Certain Relationships” for more information.
Regulation as a Business Development Company and Corporation Formation
We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for further information.
Immediately prior to our election to be regulated as a BDC, SPV I, merged with the Predecessor Entity, with SPV I as the surviving entity in the Merger. SPV I is a Delaware limited liability company that was formed on November 13, 2019. SPV I had no assets or operations prior to completion of the Merger and, as a result, the historical books and records of the Predecessor Entity became the books and records of SPV I, the surviving entity in the Merger. The Predecessor Entity was a Cayman exempt limited company and was formed under the laws of the Cayman Islands on November 14, 2017 and commenced operations on January 12, 2018. The Predecessor Entity and SPV I were entities under common control prior to the Merger. On May 20, 2022, SPV I completed a term debt securitization and, in connection therewith, changed its name to Churchill NCDLC CLO-I, LLC (“CLO-I”). CLO-I is a wholly owned subsidiary of the Company and is consolidated in our consolidated financial statements commencing from the date of its formation.
Taxation as a Regulated Investment Company
We have elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year at least the sum of (i) 90% of our investment company taxable income, as defined by the Code, and (ii) 90% of our net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from U.S. federal income tax on such distributed amounts.

Depending on the level of taxable income earned in a tax year, we can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay U.S. federal income tax at corporate rates and possibly a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income. See “Certain U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company” for further information.
Emerging Growth Company
We are an emerging growth company as defined in the JOBS Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an emerging growth company for up to five years following the completion of this offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues equal or exceed $1.235 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of March 31, 2023 (unaudited) and as of the end of the fiscal years ended December 31, 2022, 2021, 2020, and 2019. The report of our independent registered public accounting firm on the senior securities table as of December 31, 2022 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1) ($ in thousands)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Subscription Facility
March 31, 2023 (unaudited)	$17,500	$1,673	—	N/A
December 31, 2022	—	1,744	—	N/A
December 31, 2021	34,000	1,912	—	N/A
December 31, 2020	17,500	1,820	—	N/A
Wells Fargo Financing Facility
March 31, 2023 (unaudited)	$140,800	$1,673	—	N/A
December 31, 2022	11,300	1,744	—	N/A
December 31, 2021	231,600	1,912	—	N/A
December 31, 2020	146,135	1,820	—	N/A
December 31, 2019	118,435	1,552	—	N/A
SMBC Financing Facility
March 31, 2023 (unaudited)	$268,647	$1,673	—	N/A
December 31, 2022	252,147	1,744	—	N/A
December 31, 2021	144,447	1,912	—	N/A
December 31, 2020	28,547	1,820	—	N/A
CLO-I
March 31, 2023 (unaudited)	$342,000	$1,673	—	N/A
December 31, 2022	342,000	1,744	—	N/A
_______________
(1)Total amount of each class of senior securities outstanding at the end of the period presented.
(2)Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.
(3)The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
(4)Not applicable because the senior securities are not registered for public trading.

PORTFOLIO COMPANIES
The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of March 31, 2023. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. As of March 31, 2023, we did not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned 25.0% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5.0% or more of its voting securities.

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Investments
Debt Investments
Aerospace & Defense
AEgis Technologies	(6) (13)	First Lien Term Loan	L + 6.00%	11.19%	10/31/2025	$14,769	$14,676	$14,399	2.78%
4601 North Fairfax Drive Arlington, VA, 22203
Arotech	(6) (13)	First Lien Term Loan	L + 6.25%	11.11%	10/22/2026	9,273	9,184	8,733	1.69%
1229 Oak Valley Drive Ann Arbor, MI, 48108
Arotech (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.25%	11.44%	10/22/2026	451	449	425	0.08%
Loc Performance Products	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	12/22/2026	6,614	6,549	6,230	1.20%
13505 North Haggerty Road Plymouth, MI, 48170
Valkyrie		Subordinated Debt	N/A	10.50% (Cash) 1.00% (PIK)	11/17/2027	2,815	2,764	2,731	0.53%
2877 Guardian Lane Virginia Beach, VA 23452
Total Aerospace & Defense							33,622	32,518	6.28%

Automotive
American Auto Auction Group	(6) (13) (15)	First Lien Term Loan	S + 5.00%	9.91%	12/30/2027	10,600	10,514	9,233	1.78%
Three Meridian Plaza 10333 North Meridian Street Carmel, IN, 46290
Classic Collision (Delayed Draw) (Incremental)	(6) (11) (13)	First Lien Term Loan	L + 5.75%	11.06%	1/14/2026	6,994	6,276	6,071	1.17%
375 Northridge Road Atlanta, GA, 30350
Classic Collision (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	11.06%	1/14/2026	7,810	7,753	7,581	1.46%
Collision Right	(13)	First Lien Term Loan	S + 4.75%	9.66%	4/14/2028	4,828	4,801	4,717	0.91%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

6767 Longshore St. 4th Floor Dublin, OH, 43017
Collision Right		Subordinated Debt	N/A	9.00% (Cash) 3.75% (PIK)	10/14/2028	1,380	1,346	1,346	0.26%
Collision Right (Delayed Draw)		First Lien Term Loan	S + 4.75%	9.66%	4/14/2028	506	503	495	0.10%
Collision Right (Delayed Draw)		Subordinated Debt	N/A	9.00% (Cash) 3.75% (PIK)	10/14/2028	978	966	953	0.18%
Covercraft		Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	7,436	7,319	7,068	1.37%
100 Enterprise Boulevard Pauls Valley, OK, 73075
Covercraft (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	4,386	—	(217)	(0.04%)
JEGS Automotive	(6)	First Lien Term Loan	L + 6.00%	11.19%	12/22/2027	4,019	3,987	3,521	0.68%
101 Jegs Place Delaware, OH, 43015
JEGS Automotive (Delayed Draw)	(11)	First Lien Term Loan	L + 6.00%	11.19%	12/22/2027	930	—	(115)	(0.02%)
OEP Glass Purchaser	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	4/18/2028	14,850	14,722	14,421	2.79%
51 Dutilh Road Cranberry, PA, 16066
Randys Holdings, Inc	(9) (13)	First Lien Term Loan	S + 6.50%	11.41%	11/1/2028	11,222	11,007	11,005	2.13%
10411 Airport Road Everett, WA, 98204
Randys Holdings, Inc (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.50%	11.41%	11/1/2028	3,750	—	(72)	(0.01%)
S&S Truck Parts	(6) (13)	First Lien Term Loan	S + 4.75%	9.66%	3/1/2029	6,910	6,851	6,749	1.30%
600 West Irving Park Road Schaumburg, IL, 60193
S&S Truck Parts	(13)	First Lien Term Loan	S + 4.75%	9.55%	3/1/2029	1,168	1,158	1,140	0.22%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.66%	3/1/2029	98	—	(2)	—%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.55%	3/1/2029	1,736	1,588	1,547	0.30%
Total Automotive							78,791	75,441	14.58%

Banking, Finance, Insurance, Real Estate
Allied Benefit Systems	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	11/18/2026	5,975	5,939	5,868	1.13%
200 West Adams Street Chicago, IL, 60606
Bankruptcy Management Solutions Inc	(6)	First Lien Term Loan	S + 4.50%	9.30%	2/28/2025	3,840	3,859	3,839	0.74%
410 Exchange Irvine, CA, 92602
Coding Solutions Acquisitions	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.30%	5/11/2028	6,480	6,424	6,354	1.23%
6509 Windcrest Drive Plano, TX, 75024

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Coding Solutions Acquisitions (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.30%	5/11/2028	1,967	—	(38)	(0.01%)
Long Term Care Group	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/8/2027	6,637	6,585	5,850	1.13%
11000 Prairie Lakes Drive Eden Prairie, MN, 55344
Patriot Growth Insurance Service (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 5.75%	10.94%	10/14/2028	7,194	1,641	1,507	0.29%
501 Office Center Drive Fort Washington, PA, 19034
Risk Strategies (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	11/1/2026	7,863	726	587	0.11%
160 Federal Street Boston, MA, 02110
Risk Strategies (Delayed Draw)	(9)	First Lien Term Loan	S + 5.50%	10.41%	11/1/2026	7,109	7,109	6,926	1.34%
Vensure Employer Services	(6) (13)	First Lien Term Loan	S + 4.75%	9.66%	3/26/2027	14,768	14,728	14,365	2.78%
2600 West Geronimo Place Chandler, AZ, 85224
World Insurance Associates	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	1,976	1,962	1,892	0.37%
100 Wood Avenue South Iselin, NJ, 08830
World Insurance Associates (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	5,005	3,652	3,441	0.67%
World Insurance Associates (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	8,000	8,000	7,662	1.48%
Total Banking, Finance, Insurance, Real Estate							60,625	58,253	11.26%

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC		Subordinated Debt	S + 7.75%	12.66%	8/30/2027	9,300	9,135	9,219	1.78%
1500 Parkway Drive Bardstown, KY, 40004
Death Wish Coffee	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.94%	9/28/2027	9,875	9,800	9,847	1.90%
260 Broadway Saratoga Springs, NY, 12866
Dessert Holdings	(6)	Subordinated Debt	L + 7.25%	12.44%	6/8/2029	9,000	8,866	8,118	1.57%
30 East 7th Street Saint Paul, MN, 55101
Fresh Edge		Subordinated Debt	S + 9.00%	13.91%	4/3/2029	3,770	3,682	3,680	0.71%
4501 Massachusetts Avenue Indianapolis, IN, 46218
GA Foods	(16)	First Lien Term Loan	L + 5.50%	10.47% (Cash) 0.50% (PIK)	12/1/2026	14,769	14,674	8,374	1.62%
12200 32nd Ct North Saint Petersburg, FL, 33716
Handgards	(6) (13)	First Lien Term Loan	L + 7.00%	12.19%	10/14/2026	14,625	14,444	14,625	2.83%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

901 Hawkins Boulevard El Paso, TX, 79915
Harvest Hill Beverage Company		Subordinated Debt	S + 9.00%	13.80%	2/28/2029	3,640	3,533	3,532	0.68%
1 High Ridge Park Stamford, CT, 06905
KSLB Holdings LLC	(13)	First Lien Term Loan	L + 4.50%	9.36%	7/30/2025	2,873	2,854	2,680	0.52%
1 Tower Lane Oakbrook Terrace, IL, 60181
Rise Baking	(6) (9) (13)	First Lien Term Loan	L + 6.50%	11.69%	8/13/2027	14,813	14,649	14,082	2.72%
828 Kasota Avenue South East Minneapolis, MN, 55414
Watermill Express, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.25%	10.44%	4/20/2027	3,281	3,258	3,207	0.62%
1177 South 4th Avenue Brighton, CO, 80601
Watermill Express, LLC (Delayed Draw)	(9)	First Lien Term Loan	L + 5.25%	10.44%	4/20/2027	317	317	310	0.06%
Total Beverage, Food & Tobacco							85,212	77,674	15.01%

Capital Equipment
Blackbird Purchaser Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	4/8/2026	8,268	8,213	8,046	1.55%
1900 Jetway Boulevard Columbus, OH, 43219
Blackbird Purchaser Inc. (Delayed Draw)	(11)	First Lien Term Loan	L + 4.50%	9.36%	4/8/2026	1,620	—	—	—%
Crete Mechanical Group	(6) (13)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	4,859	4,816	4,775	0.92%
2701 North Rocky Point Boulevard Tampa, FL, 33607
Crete Mechanical Group (Delayed Draw)	(6)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	2,868	2,824	2,818	0.54%
Crete Mechanical Group (Delayed Draw)	(11)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	7,189	4,463	4,339	0.84%
EFC Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 2.50% (PIK)	5/1/2028	3,127	3,034	3,034	0.59%
1940 Craigshire Saint Louis, MO, 63146
Heartland Home Services	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	6,517	6,472	6,290	1.22%
4101 Sparks Drive Grand Rapids, MI, 49546
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	5,651	5,629	5,454	1.05%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	2,591	2,591	2,501	0.48%
Ovation Holdings, Inc.	(13)	First Lien Term Loan	S + 6.25%	11.16%	2/3/2029	8,096	7,921	7,918	1.53%
4419 State Street Riverdale, IA, 52722
Ovation Holdings, Inc.	(11)	First Lien Term Loan	S + 6.25%	11.16%	2/3/2029	1,904	(23)	(42)	(0.01%)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

PT Intermediate Holdings III, LLC	(6) (9) (11) (13)	First Lien Term Loan	S + 5.98%	10.88%	11/1/2028	8,802	8,772	8,465	1.64%
1200 Greenbriar Drive Addison, IL, 60101
PT Intermediate Holdings III, LLC (Incremental)	(6) (9) (13)	First Lien Term Loan	S + 5.98%	10.88%	11/1/2028	1,076	1,067	1,035	0.20%
Repipe Specialists		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	2,414	2,372	2,301	0.45%
245 East Olive Avenue Burbank, CA, 91502
Repipe Specialists (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	900	—	(42)	(0.01%)
Total Capital Equipment							58,151	56,892	10.99%

Chemicals, Plastics, & Rubber
Ascensus	(9)	Subordinated Debt	L + 6.50%	11.69%	8/2/2029	9,000	8,933	8,188	1.58%
200 Dryden Road Dresher, PA, 19025
Ascensus Specialties	(6) (9) (13)	First Lien Term Loan	L + 4.25%	9.11%	6/30/2028	9,806	9,648	9,477	1.83%
Boulder Scientific Company LLC	(6) (11)	First Lien Term Loan	L + 4.25%	9.44%	12/29/2025	2,082	2,092	2,057	0.40%
Post Office Box 548 Mead, CO, 80542
Spartech	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.94%	5/8/2028	14,882	14,805	14,456	2.79%
11650 Lakeside Crossing Court Maryland Heights, MO, 63146
Total Chemicals, Plastics, & Rubber							35,478	34,178	6.60%

Construction & Building
Erie Construction	(6) (13)	First Lien Term Loan	S + 4.75%	9.65%	7/30/2027	10,565	10,482	10,548	2.04%
3516 Granite Circle Toledo, OH, 43617
Gannett Fleming	(13)	First Lien Term Loan	S + 6.50%	11.41%	12/20/2028	9,975	9,788	9,781	1.89%
207 Senate Avenue Harrisburg, PA, 17011
Sciens Building Solutions, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/15/2027	9,386	9,235	8,885	1.72%
5925 Stoneridge Drive Pleasanton, CA, 94588
Sciens Building Solutions, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/15/2027	4,934	1,592	1,367	0.26%
Total Construction & Building							31,097	30,581	5.91%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Consumer Goods: Durable
Halo Buyer Inc	(6) (15)	First Lien Term Loan	L + 4.50%	9.36%	6/30/2025	5,713	5,677	5,145	0.99%
707 Skokie Boulevard Northbrook, IL, 60062
Petmate	(6) (9) (13) (15)	First Lien Term Loan	L + 5.50%	10.69%	9/15/2028	9,875	9,796	6,448	1.25%
2300 East Randol Mill Road Arlington, TX, 76011
Xpressmyself.com LLC (a/k/a SmartSign)	(13)	First Lien Term Loan	S + 5.00%	9.91%	9/7/2028	9,950	9,862	9,858	1.90%
300 Cadman Plaza West Brooklyn, NY, 11201
Total Consumer Goods: Durable							25,335	21,451	4.14%

Consumer Goods: Non-durable
Arcadia Consumer Health	(6) (9) (13)	First Lien Term Loan	S + 4.50%	9.30%	9/10/2027	12,701	12,604	12,442	2.40%
440 US Highway 22 Bridgewater, NJ, 08807
Badger Sportswear Acquisition Inc	(6)	First Lien Term Loan	L + 4.50%	9.36%	12/24/2023	3,832	3,813	3,749	0.73%
111 Badger Lane Statesville, NC, 28625
Elevation Labs	(13)	First Lien Term Loan	S + 5.25%	10.16%	6/30/2028	6,841	6,778	6,756	1.31%
2105 Boge Avenue Idaho Falls, ID, 83401
Elevation Labs (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	10.16%	6/30/2028	3,125	(27)	(39)	(0.01%)
FoodScience	(6) (13)	First Lien Term Loan	L + 5.00%	10.19%	3/1/2027	7,804	7,747	6,941	1.34%
929 Harvest Lane Willliston, VT, 05452
FoodScience	(6) (13)	First Lien Term Loan	L + 5.00%	10.19%	3/1/2027	6,933	6,882	6,167	1.19%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	12/29/2026	2,524	2,505	2,508	0.48%
Princeton Junction West Windsor Township, NJ, 08550
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	12/29/2026	7,331	7,309	7,284	1.41%
Ultima Health Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 1.50% (PIK)	3/12/2029	1,714	1,684	1,668	0.32%
5292 Warren Road Cortland, OH, 44410
Total Consumer Goods: Non-durable							49,295	47,476	9.17%

Containers, Packaging & Glass
B2B Packaging	(6) (13)	First Lien Term Loan	S + 6.75%	11.66%	10/7/2026	12,582	12,543	12,266	2.37%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

313 South Rohlwing Road Addison, IL, 60101
B2B Packaging (Delayed Draw)	(13)	First Lien Term Loan	S + 6.75%	11.65%	10/7/2026	2,226	2,226	2,170	0.42%
B2B Packaging (Delayed Draw)	(6)	First Lien Term Loan	S + 6.75%	11.66%	10/7/2026	117	115	114	0.02%
Five Star Packing	(6) (13)	First Lien Term Loan	S + 4.25%	9.15%	5/5/2029	7,634	7,531	7,500	1.45%
16240 Port NorthWest Houston, TX, 77041
Good2Grow	(6) (13)	First Lien Term Loan	L + 4.50%	9.69%	12/1/2027	9,642	9,567	9,506	1.84%
2859 Paces Ferry Road Schaumburg, IL, 60193
Oliver Packaging		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	1/6/2029	2,529	2,484	2,431	0.47%
10 Gilpin Avenue Hauppauge, NY, 11788
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/17/2025	3,006	2,986	2,986	0.58%
180 Grand Avenue Oakland, CA, 94612
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/17/2025	7,331	7,286	7,284	1.40%
Total Containers, Packaging & Glass							44,738	44,257	8.55%

Environmental Industries
Impact Parent Corporation (d/b/a Impact Environmental Group)	(13)	First Lien Term Loan	S + 6.00%	10.90%	3/23/2029	6,827	6,691	6,691	1.29%
950 Tollgate Road Elgin, IL, 60123
Impact Parent Corporation (d/b/a Impact Environmental Group) (Delayed Draw	(11)	First Lien Term Loan	S + 6.00%	10.90%	3/23/2029	3,173	(16)	(63)	(0.01%)
Nutrition 101 Buyer LLC (a/k/a 101, Inc.)	(13)	First Lien Term Loan	S + 5.25%	10.05%	8/31/2028	6,698	6,640	6,637	1.28%
4791 West 900 South Pendelton, IN, 46064
The Facilities Group	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.61%	11/30/2027	4,909	4,871	4,708	0.91%
217 North Howard Avenue Tampa, FL, 33606
The Facilities Group (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.94%	11/30/2027	4,986	4,371	4,167	0.81%
Total Environmental Industries							22,557	22,140	4.28%

Healthcare & Pharmaceuticals
Affinity Hospice	(6) (13)	First Lien Term Loan	L + 4.75%	9.94%	12/17/2027	7,933	7,869	7,755	1.50%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

216 Aquarius Drive Birmingham, AL, 35209
Affinity Hospice (Delayed Draw)	(11)	First Lien Term Loan	L + 4.75%	9.94%	12/17/2027	1,981	—	(44)	(0.01%)
Anne Arundel		Subordinated Debt	N/A	12.75% (PIK)	10/16/2026	2,981	2,935	2,787	0.54%
1306 Concourse Drive Linthicum Heights, MD, 21090
Anne Arundel		Subordinated Debt	N/A	11.00%	4/16/2026	1,838	1,817	1,741	0.34%
Anne Arundel (Delayed Draw)	(11)	Subordinated Debt	N/A	11.00%	4/16/2026	2,258	1,881	1,771	0.34%
Forefront Dermatology	(6) (9) (13)	First Lien Term Loan	S + 4.25%	9.05%	4/2/2029	5,346	5,249	5,186	1.00%
801 York Street Manitowoc, WI, 54220
Forefront Dermatology (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 4.25%	9.05%	4/2/2029	1,007	971	941	0.18%
Genesee Scientific	(6) (9)	First Lien Term Loan	L + 5.25%	10.44%	9/30/2027	6,004	5,961	5,803	1.12%
900 Vernon Way El Cajon, CA, 92020
Genesee Scientific (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.25%	10.44%	9/30/2027	2,027	1,419	1,351	0.26%
GHR Healthcare	(6) (9)	First Lien Term Loan	S + 4.75%	9.66%	12/9/2027	6,450	6,402	6,428	1.24%
2250 Hickory Road Plymouth Meeting, PA, 19462
GHR Healthcare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	S + 4.75%	9.66%	12/9/2027	3,439	2,018	2,006	0.39%
GHR Healthcare (Incremental)	(9) (13)	First Lien Term Loan	S + 4.75%	9.65%	12/9/2027	5,021	4,930	5,003	0.97%
Health Management Associates	(13)	First Lien Term Loan	S + 6.50%	11.30%	3/30/2029	8,492	8,322	8,322	1.61%
120 North Washington Square Lansing, MI, 48933
Health Management Associates (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.30%	3/30/2029	1,508	(30)	(30)	(0.01%)
Heartland Veterinary Partners LLC (Incremental)		Subordinated Debt	S + 7.50%	12.41%	12/10/2027	1,900	1,868	1,854	0.36%
10 South LaSalle Street Chicago, IL, 60603
Heartland Veterinary Partners LLC (Incremental) (Delayed Draw)	(11)	Subordinated Debt	S + 7.50%	12.41%	12/10/2027	9,500	—	(228)	(0.04%)
InfuCare RX	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	1/4/2028	9,875	9,796	9,574	1.85%
PO Box 2578 Secaucus, NJ, 07096
MDC Intermediate Holdings II, LLC (Delayed Draw)		Subordinated Debt	N/A	10.00% (Cash), 2.25% (PIK)	2/7/2030	1,735	1,693	1,692	0.33%
404 East 15th Street Vancouver, WA, 98663
MDC Intermediate Holdings II, LLC (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash), 2.25% (PIK)	2/7/2030	720	(9)	(18)	—%
Midwest Eye Consultants	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	8/20/2027	9,090	9,021	8,570	1.66%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

1060 Nimitzview Drive Cincinatti, OH, 45230
PromptCare	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/1/2027	8,267	8,159	8,079	1.56%
41 Spring Street New Providence, NJ, 07974
PromptCare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/1/2027	3,023	1,109	1,068	0.21%
Quorum Health Resources, LLC	(6) (13)	First Lien Term Loan	L + 5.75%	10.94%	5/28/2027	7,739	7,679	7,413	1.43%
1573 Mallory Lane Brentwood, TN, 37027
Sandlot Buyer, LLC (Prime Time Healthcare)	(13)	First Lien Term Loan	S + 6.00%	10.90%	9/19/2028	9,750	9,473	9,655	1.87%
15380 Weir Street Omaha, NE, 68137
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners)	(13)	First Lien Term Loan	S + 5.75%	10.66%	10/5/2029	7,530	7,459	7,386	1.43%
5775 Glenridge Drive Atlanta, GA, 30328
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners) (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.66%	10/5/2029	2,451	—	(47)	(0.01%)
SM Wellness Holdings, Inc	(6) (13)	First Lien Term Loan	L + 4.75%	9.94%	4/17/2028	14,778	14,675	13,665	2.64%
15601 Dallas Parkway Addison, TX, 75001
Wellspring Pharmaceutical	(13)	First Lien Term Loan	S + 5.75%	10.65%	8/22/2028	3,404	3,342	3,300	0.64%
5911 North Honore Avenue Sarasota, FL, 34243
Wellspring Pharmaceutical (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.65%	8/22/2028	1,579	(11)	(48)	(0.01%)
Total Healthcare & Pharmaceuticals							123,998	120,935	23.39%

High Tech Industries
Argano, LLC	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	5,677	5,639	5,419	1.05%
6100 West Plano Parkway Plano, TX, 75093
Argano, LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	2,513	2,513	2,399	0.46%
Argano, LLC (Delayed Draw) (Incremental)	(6)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	1,717	1,682	1,639	0.32%
Diligent Corporation	(6) (9)	First Lien Term Loan	L + 6.25%	11.56%	8/4/2025	12,566	12,541	12,062	2.33%
111 West 33rd Street New York, NY, 10120
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	8/4/2025	3,413	3,394	3,244	0.63%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	11.06%	8/4/2025	1,487	1,479	1,413	0.27%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.44%	8/4/2025	169	169	162	0.03%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.44%	8/4/2025	107	107	102	0.02%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Eliassen Group LLC	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.41%	4/14/2028	12,161	12,057	11,989	2.32%
55 Walkers Brooke Drive Reading, MA, 01867
Eliassen Group LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	4/14/2028	2,776	409	375	0.07%
Exterro	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.69%	5/31/2024	9,474	9,443	9,538	1.84%
4145 Southwest Watson Avenue Beaverton, OR, 97005
Fineline Merger		Subordinated Debt	L + 9.00%	14.19%	8/22/2028	2,941	2,907	2,893	0.56%
3145 Medlock Bridge Road Norcross, GA, 30071
Go Engineer	(6) (9) (13)	First Lien Term Loan	S + 5.63%	10.53%	12/21/2027	11,661	11,569	11,217	2.17%
739 East Fort Union Boulevard Midvale, UT, 84047
Go Engineer (Delayed Draw)	(9)	First Lien Term Loan	S + 5.63%	10.43%	12/21/2027	3,176	3,151	3,055	0.59%
Infinite Bidco LLC (Infinite Electronics) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.25%	11.16%	3/2/2028	6,377	6,192	6,189	1.20%
17792 Fitch Irvine, CA, 92614
Infobase Acquisition, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	6/14/2028	4,364	4,326	4,292	0.83%
132 West 31st Street New York, NY, 10001
Infobase Acquisition, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.41%	6/14/2028	721	—	(12)	—%
ITSavvy LLC	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	8/8/2028	7,853	7,781	7,813	1.51%
313 South Rohlwing Road Addison, IL, 60101
ITSavvy LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	10.16%	8/8/2028	1,897	1,722	1,729	0.33%
North Haven CS Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.44%	1/23/2025	5,839	5,839	5,839	1.13%
92 Wall Street Madison, CT, 06443
Northern Star Industries Inc	(6)	First Lien Term Loan	L + 4.50%	9.36%	3/28/2025	3,278	3,269	3,256	0.63%
P.O. Box 808 Iron Mountain, MI, 49801
Prosci, Inc.	(6)	First Lien Term Loan	L + 4.50%	9.36%	10/21/2026	4,733	4,698	4,673	0.90%
1700 Market Street Philadelphia, PA, 19103
Revalize (Delayed Draw)	(9) (13)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	4,275	4,264	3,954	0.76%
8800 West Baymeadows Way Jacksonville, FL, 32256
Revalize (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	1,098	1,090	1,016	0.20%
Revalize (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	244	243	226	0.04%
SmartWave	(6) (13)	First Lien Term Loan	L + 6.00%	11.19%	11/5/2026	9,285	9,206	8,265	1.60%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

1 Marmac Drive Toronto, Ontario M9W 1E7
Solve Industrial Motion Group		Subordinated Debt	N/A	10.75%	6/28/2028	1,768	1,739	1,700	0.33%
1817 Westinghouse Boulevard Charlotte, NC, 28273
Solve Industrial Motion Group		Subordinated Debt	N/A	12.50%	6/28/2028	753	738	738	0.14%
Solve Industrial Motion Group (Delayed Draw)		Subordinated Debt	N/A	10.75%	6/28/2028	2,025	2,025	1,947	0.38%
Total High Tech Industries							120,192	117,132	22.64%

Media: Advertising, Printing & Publishing
Tinuiti	(6) (9) (13)	First Lien Term Loan	L + 5.00%	10.19%	12/10/2026	2,971	2,947	2,879	0.55%
111 West 33rd Street New York, NY, 10120
Tinuiti (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 5.00%	9.86%	12/10/2026	1,941	1,940	1,881	0.36%
Tinuiti (Delayed Draw) (Incremental)	(6) (9)	First Lien Term Loan	L + 5.00%	10.19%	12/10/2026	9,938	9,938	9,632	1.86%
Wpromote	(13)	First Lien Term Loan	S + 6.00%	10.80%	10/23/2028	4,412	4,330	4,327	0.84%
2100 East Grand Avenue El Segundo, CA, 90245
Wpromote (Delayed Draw)	(11)	First Lien Term Loan	S + 6.00%	10.80%	10/23/2028	588	(4)	(11)	—%
Total Media: Advertising, Printing & Publishing							19,151	18,708	3.61%

Media: Diversified & Production
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	8/12/2027	2,909	2,887	2,790	0.54%
18124 Wedge Parkway Reno, NV, 89511
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	8/12/2027	2,557	2,525	2,452	0.47%
Spectrio II	(6) (9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/9/2026	8,103	8,052	7,757	1.50%
7624 Bald Cypress Place Tampa, FL, 33614
Spectrio II (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/9/2026	2,879	2,860	2,756	0.53%
Spectrio II (Delayed Draw)	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/9/2026	439	437	417	0.08%
Total Media: Diversified & Production							16,761	16,172	3.12%

Retail
Syndigo	(6) (9) (13)	First Lien Term Loan	L + 4.50%	9.36%	12/15/2027	5,880	5,900	5,608	1.08%
141 West Jackson Boulevard Chicago, IL, 60604

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Total Retail							5,900	5,608	1.08%

Services: Business
Apex Companies Holdings, LLC		Subordinated Debt	N/A	10.00% (Cash) 2.50% (PIK)	1/31/2029	3,873	3,779	3,778	0.73%
15850 Crabbs Branch Way Rockville, MD, 20855
Apex Companies Holdings, LLC (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 2.50% (PIK)	1/31/2029	1,195	66	51	0.01%
Big Truck Rental		Subordinated Debt	L + 8.00%	12.86%	9/30/2027	10,000	9,843	9,940	1.92%
5001 West Lemon Street Tampa, FL, 33609
Big Truck Rental		Subordinated Debt	L + 8.00%	12.86%	9/30/2027	2,500	2,500	2,485	0.48%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	5,388	5,346	4,992	0.97%
2100 Manchester Road Wheaton, IL, 60187
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	2,205	2,188	2,043	0.39%
Bounteous (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	2,789	2,769	2,584	0.50%
Bounteous (Delayed Draw)	(11)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	4,467	—	(328)	(0.06%)
BroadcastMed Holdco, LLC		Subordinated Debt	N/A	10.00% (Cash) 3.75% (PIK)	11/12/2027	3,483	3,418	3,415	0.66%
195 Farmington Avenue Farmington, CT, 06032
Bullhorn Inc	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/30/2026	13,812	13,698	13,812	2.67%
100 Summer Street Boston, MA, 02110
BusinesSolver	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/1/2027	7,800	7,738	7,646	1.48%
1025 Ashworth Road West Des Moines, IA, 50265
BusinesSolver (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.81%	12/1/2027	2,120	173	139	0.03%
Career Now		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/30/2027	3,062	3,016	2,970	0.57%
302 East Parent Avenue Royal Oakk, MI, 48067
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.36%	9/24/2026	311	308	311	0.06%
7272 East Indian School Road Scottsdale, AZ, 85251
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	9/24/2026	2,313	2,299	2,313	0.45%
Cornerstone Advisors of Arizona LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	9/24/2026	212	211	212	0.04%
CrossCountry Consulting	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.66%	6/1/2029	8,237	8,088	8,135	1.57%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

1600 Tysons Boulevard McLean, VA, 22102
CrossCountry Consulting (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	6/1/2029	3,320	(29)	(41)	(0.01%)
D&H United Fueling Solutions	(13)	First Lien Term Loan	S + 5.25%	10.16%	9/16/2028	7,548	7,410	7,386	1.43%
8559 East North Belt Humble, TX, 77396
D&H United Fueling Solutions (Delayed Draw)	(6)	First Lien Term Loan	S + 5.25%	10.16%	9/16/2028	2,402	2,381	2,351	0.46%
E78	(6)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	5,643	5,598	5,508	1.06%
2211 York Road Oak Brook, IL, 60523
E78	(13)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	1,449	1,436	1,414	0.27%
E78 (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	4,243	4,209	4,141	0.80%
E78 (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	3,557	602	517	0.10%
Evergreen Services Group	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.91%	6/15/2029	12,057	11,839	11,692	2.26%
832 Sansome Street San Francisco, CA, 94111
Evergreen Services Group (Delayed Draw)	(9)	First Lien Term Loan	S + 6.00%	10.91%	6/15/2029	2,883	2,857	2,795	0.54%
Gabriel Partners LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.61%	9/21/2026	9,313	9,255	9,313	1.80%
1300 East 9th Street Cleveland, OH, 44114
Gabriel Partners LLC (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/21/2026	1,551	1,551	1,551	0.30%
Gabriel Partners LLC (Incremental)	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/21/2026	3,844	3,817	3,844	0.74%
Lion Merger Sub Inc	(9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/17/2025	7,358	7,312	7,218	1.40%
921 Chemin de la Riviere-du-Nord Saint-Jerome, Quebec, J7Y 5G2
Lion Merger Sub Inc (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/17/2025	7,354	7,267	7,215	1.39%
LSCS Holdings Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	12/16/2028	9,875	9,833	9,548	1.84%
205 North Michigan Avenue Chicago, IL, 60601
LYNX FRANCHISING, LLC	(6) (9) (13)	First Lien Term Loan	L + 6.25%	11.44%	12/23/2026	9,875	9,799	9,674	1.87%
2520 Northwinds Parkway Alpharetta, GA, 30009
Output Services Group, Inc.		First Lien Term Loan	S + 6.75%	10.16% (Cash) 1.50% (PIK)	6/29/2026	3,867	3,385	2,397	0.46%
775 Washington Avenue Carlstadt, NJ, 07072
Phaidon International	(7) (10) (13)	First Lien Term Loan	S + 5.50%	10.30%	8/22/2029	14,813	14,680	14,812	2.86%
All Saints Street London, England, N1 9PA
Plaze		Subordinated Debt	L + 7.50%	12.36%	7/7/2028	15,000	14,636	13,742	2.66%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

2651 Warrenville Road Downers Grove, IL, 60515
RoadOne	(11)	Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	1,397	(19)	(41)	(0.01%)
1 Kellaway Drive Randolph, MA, 02368
RoadOne		Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	4,526	4,405	4,393	0.85%
Scaled Agile		First Lien Term Loan	S + 5.50%	10.41%	12/15/2028	7,996	7,930	7,684	1.48%
5400 Airport Boulevard Boulder, CO, 80301
Scaled Agile (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	12/15/2028	1,923	—	(75)	(0.01%)
Smile Brands		Subordinated Debt	L + 8.50%	13.81%	4/13/2026	9,597	9,498	8,523	1.65%
100 Spectrum Center Drive Irvine, CA, 92618
Soliant Health	(6) (13)	First Lien Term Loan	L + 4.00%	8.86%	3/31/2028	8,461	8,415	8,428	1.63%
5550 Peachtree Parkway Peachtree Corner, GA, 30092
Technical Safety Services	(13)	First Lien Term Loan	S + 4.50%	9.41%	6/22/2029	6,823	6,763	6,742	1.30%
620 Hearst Avenue Berkeley, CA, 94710
Technical Safety Services (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.41%	6/22/2029	3,122	2,079	2,069	0.40%
TouchTunes Interactive	(6) (13)	First Lien Term Loan	S + 5.00%	9.90%	4/2/2029	9,950	9,862	9,722	1.88%
850 Third Avenue New York, NY, 10022
Transit Buyer LLC (dba“Propark”)	(13)	First Lien Term Loan	S + 6.25%	11.15%	1/31/2029	6,875	6,744	6,741	1.30%
1 Union Place Hartford, CT, 06103
Transit Buyer LLC (dba“Propark”) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	11.15%	1/31/2029	3,125	(60)	(61)	(0.01%)
Trilon Group, LLC	(13)	First Lien Term Loan	S + 6.25%	11.16%	5/28/2029	3,000	2,977	2,965	0.57%
1200 17th Street Suite 860 Denver, CO, 80202
Trilon Group, LLC	(13)	First Lien Term Loan	S + 5.75%	10.66%	5/27/2029	7,463	7,396	7,209	1.39%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 5.75%	10.66%	5/27/2029	7,481	7,481	7,227	1.40%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 6.25%	11.16%	5/28/2029	2,000	2,000	1,977	0.38%
Vital Records Control	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.69%	6/29/2027	4,617	4,573	4,447	0.86%
868 Mount Moriah Memphis, TN, 38117
Vital Records Control	(9) (13)	First Lien Term Loan	S + 5.75%	10.65%	6/29/2027	152	150	148	0.03%
Vital Records Control (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	6/29/2027	184	161	159	0.03%
Worldwide Clinical Trials Holdings Inc	(6)	First Lien Term Loan	L + 4.25%	9.44%	12/5/2024	3,848	3,838	3,818	0.74%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

600 Park Offices Drive Research Triangle Park, NC, 27709
Worldwide Clinical Trials Holdings Inc (Incremental)	(6) (13)	First Lien Term Loan	L + 4.25%	9.11%	12/5/2024	6,105	6,076	6,057	1.17%
Total Services: Business							273,547	267,707	51.73%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	8,379	8,379	8,239	1.59%
5217 Raeford Road 103 Fayetteville, NC, 28304
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	1,714	—	(29)	(0.01%)
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	1,714	—	(29)	(0.01%)
All My Sons	(6) (13)	First Lien Term Loan	L + 4.75%	9.61%	10/25/2028	5,304	5,262	5,231	1.01%
2400 Old Mill Road Carrollton, TX, 75007
Apex Services Partners, LLC (Delayed Draw) (Incremental)	(9)	First Lien Term Loan	S + 5.50%	10.41%	7/31/2025	4,975	4,975	4,944	0.95%
201 East Kennedy Boulevard Tampa, FL, 33602
Apex Services Partners, LLC (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	7/31/2025	4,975	4,936	4,944	0.96%
Excel Fitness	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	4/27/2029	9,950	9,848	9,456	1.83%
1901 West Braker Lane Austin, TX, 78758
Fairway Lawns		Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	2,662	2,586	2,585	0.50%
10401 Colonel Glenn Road Little Rock, AR, 72204
Fairway Lawns	(11)	Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	6,187	3,340	3,161	0.61%
Legacy Service Partners, LLC (“LSP”)	(13)	First Lien Term Loan	S + 6.50%	11.41%	1/9/2029	10,238	10,042	10,041	1.94%
2701 North Rocky Point Boulevard Tampa, FL, 33607
Legacy Service Partners, LLC (“LSP”) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.41%	1/9/2029	4,762	1,477	1,408	0.27%
Liberty Buyer	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	6/15/2028	3,959	3,925	3,927	0.76%
5718 Westheimer Road Houston, TX, 77057
Liberty Buyer (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	6/15/2028	746	298	292	0.06%
NJEye LLC	(6)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	5,382	5,365	5,274	1.02%
98 James Street Edison, NJ, 08820

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

NJEye LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	705	705	691	0.13%
NJEye LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	1,373	881	857	0.17%
NJEye LLC (Delayed Draw)		First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	897	897	879	0.17%
North Haven Spartan US Holdco LLC	(6)	First Lien Term Loan	S + 6.25%	11.16%	6/6/2025	2,522	2,520	2,487	0.48%
1007 E Grand River Ave Brighton, MI, 48116
North Haven Spartan US Holdco LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 6.25%	11.16%	6/6/2025	219	218	216	0.04%
One World Fitness PFF LLC	(6)	First Lien Term Loan	L + 5.25%	10.44%	11/26/2025	3,876	3,878	3,559	0.69%
5 Industrial Drive Windham, NH, 03087
Total Services: Consumer							69,532	68,133	13.16%

Sovereign & Public Finance
LMI Consulting, LLC (LMI)	(13)	First Lien Term Loan	S + 6.50%	11.41%	7/18/2028	4,384	4,305	4,253	0.82%
7940 Jones Branch Drive Tysons, VA, 22102
LMI Consulting, LLC (LMI) (Incremental)	(6)	First Lien Term Loan	S + 6.50%	11.41%	7/18/2028	4,975	4,975	4,827	0.93%
Total Sovereign & Public Finance							9,280	9,080	1.75%

Telecommunications
BCM One	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	11/17/2027	6,122	6,122	5,885	1.14%
295 Madison Avenue New York, NY, 10017
BCM One (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.50%	9.36%	11/17/2027	1,840	1,771	1,699	0.33%
Corbett Technology Solutions, Inc. ("CTSI")	(6) (10) (13)	First Lien Term Loan	S + 5.75%	10.66%	10/29/2027	5,800	5,755	5,618	1.09%
4151 Lafayette Center Drive Chantilly, VA, 20151
Corbett Technology Solutions, Inc. ("CTSI") (Delayed Draw)	(6) (10) (13)	First Lien Term Loan	S + 5.75%	10.66%	10/29/2027	4,075	4,075	3,947	0.76%
Mobile Communications America, Inc.	(6)	First Lien Term Loan	S + 5.38%	10.29%	3/4/2025	3,846	3,852	3,799	0.73%
135 North Church Street Spartanburg, SC, 29306
Mobile Communications America, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	3/4/2025	4,292	4,223	4,211	0.81%
Mobile Communications America, Inc. (Incremental)	(6)	First Lien Term Loan	S + 5.38%	10.29%	3/4/2025	681	680	673	0.13%
Momentum Telecom II	(6) (9) (13)	First Lien Term Loan	L + 5.75%	11.06%	4/16/2027	10,131	10,062	9,772	1.89%
1 Concourse Parkway Northeast Atlanta, GA, 30328
Sapphire Telecom Inc	(6) (9)	First Lien Term Loan	L + 5.25%	10.44%	11/20/2025	6,703	6,670	6,371	1.23%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Suite 942, Europort Europort Road Gibraltar, United Kingdom
Tyto Athene, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	4/3/2028	7,549	7,488	6,777	1.31%
510 Spring Street Herndon, VA, 20170
Total Telecommunications							50,698	48,752	9.42%

Transportation: Cargo
FSK Pallet Holding Corp. (DBA Kamps Pallets)	(13)	First Lien Term Loan	S + 5.50%	10.41%	12/23/2026	9,950	9,768	9,707	1.88%
2900 Peach Ridge Northwest Grand Rapids, MI, 49534
Kenco Group, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	11/15/2029	8,562	8,399	8,396	1.62%
2001 Riverside Drive Chattanooga, TN, 37406
Kenco Group, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.41%	11/15/2029	1,416	(27)	(27)	(0.01%)
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	260	258	258	0.05%
24 Waterway Avenue The Woodlands, TX, 77380
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	5/5/2025	901	897	896	0.17%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	182	181	181	0.04%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	4,401	4,378	4,368	0.85%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	1,369	1,346	1,359	0.26%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	14.19%	6/30/2027	5,805	5,723	5,805	1.12%
1501 East Woodfield Road Schaumburg, IL, 60143
SEKO Global Logistics		Subordinated Debt	L + 9.00%	14.19%	6/30/2027	4,029	3,967	4,029	0.78%
SEKO Global Logistics	(6)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	1,134	1,126	1,112	0.21%
SEKO Global Logistics (Delayed Draw) (Incremental)	(11)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	4,512	1,698	1,610	0.31%
SEKO Global Logistics (Incremental)	(13)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	1,529	1,516	1,499	0.29%
TI ACQUISITION NC LLC	(6)	First Lien Term Loan	L + 4.50%	9.81%	3/19/2027	2,802	2,729	2,765	0.54%
Post Office Box 4758 Emerald Isle, NC, 28594
Total Transportation: Cargo							41,959	41,958	8.11%

Utilities: Electric

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

TPC Wire & Cable		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	2,200	2,177	2,139	0.41%
9600 Valley View Road Macedonia, OH, 44056
TPC Wire & Cable (Delayed Draw)		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	1,775	1,770	1,727	0.34%
Warrior Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.44%	9/15/2026	1,941	1,922	1,859	0.36%
422 N Burr Oak Ave Oregon, WI, 53575
Total Utilities: Electric							5,869	5,725	1.11%

Wholesale
INS Intermediate II, LLC (Ergotech Controls, Inc. – d/b/a INS)	(13)	First Lien Term Loan	S + 6.50%	11.41%	1/19/2029	8,021	7,867	7,866	1.52%
3321 Essex Drive Richardson, TX, 75082
INS Intermediate II, LLC (Ergotech Controls, Inc. – d/b/a INS) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.41%	1/19/2029	1,979	(38)	(38)	(0.01%)
ISG Merger Sub, LLC (dba Industrial Service Group)	(13)	First Lien Term Loan	S + 6.25%	11.05%	12/7/2028	6,574	6,448	6,448	1.24%
318 Neeley Street Sumter, SC, 29150
ISG Merger Sub, LLC (dba Industrial Service Group) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	11.05%	12/7/2028	3,409	(16)	(65)	(0.01%)
Total Wholesale							14,261	14,211	2.74%

Total Debt Investments							1,276,049	1,234,982	238.63%

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Equity Investments
Automotive
Covercraft	(8) (14)	Equity Investments	8/20/2021	768	768	638	0.12%
S&S Truck Parts	(8) (14)	Equity Investments	3/31/2022	4	378	360	0.07%
S&S Truck Parts	(8) (14)	Equity Investments	8/1/2022	78,541	79	75	0.02%
Total Automotive					1,225	1,073	0.21%

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC	(8) (14)	Equity Investments	7/13/2022	14,777	1,860	1,839	0.36%
Fresh Edge - Common	(8) (14)	Class B Units	10/3/2022	592	—	64	0.01%
Fresh Edge - Preferred	(8) (14)	Preferred Units	10/3/2022	592	592	622	0.12%
Total Beverage, Food & Tobacco					2,452	2,525	0.49%

Capital Equipment
Crete Mechanical Group	(8) (14)	Equity Investments	5/19/2022	23	230	344	0.07%
EFC Holdings, LLC	(8) (14)	Common Units	3/1/2023	148	60	60	0.01%
EFC Holdings, LLC	(8) (14)	Preferred Units	3/1/2023	148	148	148	0.03%
Precision Surfacing - Common	(8) (14)	Preferred Units	10/5/2022	3,750,000	3,750	5,269	1.02%
501 West Algonquin Road Mount Prospect, IL, 60056
Repipe Specialists	(8) (14)	Equity Investments	3/31/2022	239	239	216	0.04%
Total Capital Equipment					4,427	6,037	1.17%

Construction & Building
Erie Construction	(8) (14)	Equity Investments	7/30/2021	166	166	549	0.11%
Gannett Fleming	(8) (14)	Limited Partnership Interest	12/20/2022	424,742	425	494	0.09%
Total Construction & Building					591	1,043	0.20%

Consumer Goods: Non-durable
FoodScience	(8) (14)	Equity Investments	3/1/2021	98	98	31	0.01%
FoodScience	(8) (14)	Equity Investments	3/1/2021	5,168	5	—	—%
Ultima Health Holdings, LLC	(8) (14)	Preferred Units	9/12/2022	15	170	162	0.03%
Total Consumer Goods: Non-durable					273	193	0.04%

Containers, Packaging & Glass
Oliver Packaging	(8) (14)	Class A Common Units	7/12/2022	10,230	1,023	1,023	0.20%
Specialized Packaging Group	(7) (8) (10) (14)	Class A Common Units	12/17/2020	147,708	148	112	0.02%
Total Containers, Packaging & Glass					1,171	1,135	0.22%

Healthcare & Pharmaceuticals
AG MDC Holdings, Inc	(8) (14)	Equity Investments	2/7/2023	245	245	245	0.04%
404 East 15th Street Vancouver, WA, 98663
Anne Arundel	(8) (14)	Equity Investments	10/16/2020	10,061	816	616	0.12%

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Health Management Associates	(8) (14)	Class A Common Units	3/31/2023	399,904	400	400	0.08%
Total Healthcare & Pharmaceuticals					1,461	1,261	0.24%

High Tech Industries
ITSavvy LLC	(8) (14)	Class A Common Units	8/8/2022	522	522	699	0.13%
Solve Industrial Motion Group	(8) (14)	Equity Investments	6/30/2021	313	313	293	0.06%
Total High Tech Industries					835	992	0.19%

Services: Business
Apex Companies Holdings, LLC	(8) (14)	Equity Investments	1/31/2023	1,173	117	117	0.02%
BroadcastMed Holdco, LLC	(8) (14)	Preferred Units	10/4/2022	56,899	853	1,075	0.21%
Career Now	(8) (14)	Equity Investments	9/30/2021	624	624	578	0.11%
E78	(8) (14)	Equity Investments	12/1/2021	816	860	981	0.19%
RoadOne - Common	(8) (14)	Equity Investments	12/29/2022	1,173,220	939	1,185	0.23%
Total Services: Business					3,393	3,936	0.76%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(8) (14)	Equity Investments	8/11/2022	2,432	243	254	0.05%
Legacy Service Partners, LLC (“LSP”)	(8) (14)	Class B Units	1/9/2023	4,907	491	491	0.09%
Total Services: Consumer					734	745	0.14%

Sovereign & Public Finance
LMI Renaissance	(8) (14)	Limited Partnership Interest	6/30/2022	648,627	649	1,054	0.20%
Total Sovereign & Public Finance					649	1,054	0.20%

Transportation: Cargo
SEKO Global Logistics	(8) (14)	Equity Investments	12/30/2020	671,203	332	2,282	0.44%
Total Transportation: Cargo					332	2,282	0.44%

Total Equity Investments					17,543	22,276	4.30%
Cash equivalents	(12)				48,860	48,860	9.44%
Total Investments and Cash Equivalents					$1,342,452	$1,306,118	252.37%
_________________
(1)All investments are non-controlled/non-affiliated investments as defined by the 1940 Act. The 1940 Act classifies investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when the Company owns 25% or less of the portfolio company’s voting securities and “controlled” when the Company owns more than 25% of the portfolio company’s voting securities. The 1940 Act also classifies investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when the Company owns less than 5% of a portfolio company’s voting securities and “affiliated” when the Company owns 5% or more of a portfolio company’s voting securities.
(2)Unless otherwise indicated, issuers of debt and equity held by the Company are domiciled in the United States.
(3)The majority of the investments bear interest at rates that may be determined by reference to LIBOR (LIBOR or "L"), as well as SOFR (SOFR or "S"), which reset monthly or quarterly. For each such investment, the Company has provided the spread over LIBOR and SOFR and the current contractual interest rate in effect at March 31, 2023. As of March 31, 2023, effective rates for 1M L, 3M L, 6M L and 12M L are 4.86%, 5.19%, 5.31% and 5.31% respectively. As of March 31, 2023, rate for 1M S, 3M S, 6M S, 12M S ("SOFR") are 4.80%, 4.91%, 4.90%, and 4.73% respectively. For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of March 31, 2023. Certain investments are subject to a LIBOR floor. For fixed rate loans, a spread above a reference rate is not applicable.
(4)Investment valued using unobservable inputs (Level 3). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information in our financial statements included elsewhere in this prospectus.
(5)Percentage is based on net assets of $517,544 as of March 31, 2023.
(6)Denotes that all or a portion of the assets are owned by CLO-I, which serve as collateral for the 2022 Debt Securitization. See Note 5 "Secured Debt".
(7)This portfolio company is not domiciled in the United States. The principal place of business for Specialized Packing Group and Phaidon International is Canada and the United Kingdom, respectively.
(8)Security acquired in transaction exempt from registration under the Securities Act, and may be deemed to be a “restricted security” under the Securities Act. As of March 31, 2023, the Company held thirty-two restricted securities with an aggregate fair value of $22,276, or 4.30% of the Company’s net assets.
(9)Investment is a unitranche position.
(10)The investment is considered as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company cannot acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of March 31, 2023, total non-qualifying assets at fair value represented 2.63% of the Company's total assets calculated in accordance with the 1940 Act.
(11)Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. See Note 6 "Commitments and Contingencies" in our financial statements included elsewhere in this prospectus. The investment may be subject to unused commitment fees.
(12)Cash equivalents balance represents amounts held in interest-bearing money market funds issued by U.S. Bank National Association.
(13)Denotes that all or a portion of the assets are owned by SPV II and/or SPV III. SPV II has entered into the SMBC Financing Facility. The lenders of the SMBC Financing Facility have a first lien security interest in substantially all of the assets of SPV II. Accordingly, such assets are not available to other creditors of the Company. SPV III has entered into the Wells Fargo Financing Facility. The lenders of the Wells Fargo Financing Facility have a first lien security interest in substantially all of the assets of SPV III. Accordingly, such assets are not available to other creditors of the Company.
(14)Equity investments are non-income producing securities unless otherwise noted.
(15)Investments valued using observable inputs (Level 2). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" in our financial statements included elsewhere in this prospectus for more information.
(16)Loan was on non-accrual status as of March 31, 2023.

MANAGEMENT
The Adviser is responsible for the overall management of our activities pursuant to the Investment Advisory Agreement. The Adviser has delegated substantially all of its day-to-day portfolio-management obligations as set forth in the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement. Under the terms of the Sub-Advisory Agreement and subject to the overall supervision of our Board, Churchill: (i) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (ii) closes and monitors investments; and (iii) determines the securities and other assets to be purchased, retained or sold. Churchill or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. The Adviser has general oversight over the investment process on our behalf and manages our capital structure, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for our performance under the terms of the Investment Advisory Agreement.
Our Board consists of seven members, five of whom we have determined are independent directors in accordance with the 1940 Act and the NYSE corporate governance rules. The Board is divided into three classes, with the members of each class serving staggered, three-year terms; however, the initial members of the three classes had initial terms of one, two and three years, respectively.
Biographical Information
Brief biographies of the members of our Board are set forth below. Also included below following each biography is a brief discussion of the specific experience, qualifications, attributes or skills that led our Board to conclude that the applicable director should serve on our Board at this time. In addition, set forth further below is a biography of each of our executive officers who is not a director.

Name	Age	Position	Expiration of Term	Director Since
Independent Directors
Stephen Potter	66	Director	2026	2019
David Kirchheimer	67	Director	2024	2019
Kenneth Miranda	62	Director	2024	2019
Reena Aggarwal	65	Director	2025	2019
James Ritchie	68	Director	2025	2019
Interested Directors
Kenneth Kencel	64	Chief Executive Officer, President, Chairman of the Board	2026	2019
Michael Perry	56	Director	2024	2019
The address for each director is c/o Nuveen Churchill Direct Lending Corp., 430 Park Avenue, 14th Floor, New York, NY 10022.
Independent Directors
Stephen Potter has served as a director of the Company since December 2019 and a director of Nuveen Churchill Private Capital Income Fund since March 2022. From 2008-2017, prior to his retirement, Mr. Potter served as President of Northern Trust Asset Management (NTAM), a large global asset management firm, and as CEO of Northern Trust Investments, a registered investment adviser. From 2001-2008, Mr. Potter served as CEO of Northern Trust Global Services, Ltd. and led all of Northern Trust’s business activities outside the United States. In his various leadership roles at Northern Trust Corporation, Mr. Potter actively engaged with the board of directors and regulators focused on business strategy, risk management and long term talent development. Mr. Potter currently serves on the boards of Miami Corporation, Rush University Medical Center, Duke University Trinity College, the British American Business Council, the Solti Foundation, the American School in London US Foundation, Japan America Society of Chicago, Rush System for Health, Walter Scott & Partners in Edinburgh and the Social & Economic Advisory Board of the RAND Corporation in Santa Monica, CA. Mr. Potter is currently

Chairman of the Japan America Society of Chicago. Mr. Potter holds an A.B. in Economics and History from Duke University and an M.B.A. in Finance and Marketing from Northwestern University.
We believe Mr. Potter’s management positions and experiences with business strategy and risk management provide the Board with valuable skills and insight.
David M. Kirchheimer has served as a director of the Company since December 2019 and a director of NC SLF Inc. since May 2021. Mr. Kirchheimer has served as an Advisory Partner at Oaktree Capital Management (an honorary position) (“Oaktree”) since his retirement from Oaktree in March 2017. Prior thereto, he was the Chief Financial Officer of Oaktree and a director of its then-publicly owned affiliate. Before joining Oaktree at its founding in 1995 as Chief Administrative and Financial Officer, Mr. Kirchheimer’s 16 years of experience consisted primarily of serving as Executive VP and CFO of Republic Pictures Corporation, a then-publicly held entertainment company, and PricewaterhouseCoopers, where he became a Certified Public Accountant (now inactive) and rose to senior audit manager. Mr. Kirchheimer currently serves on the board of CURO Group Holdings Corp. where he is the Lead Independent Director and Chair of its Audit Committee. He also is a director of Huntington Hospital in Pasadena, CA, a trustee of its trust and a director of Cedars-Sinai Health System, its parent entity. Additionally, with his restaurateur son, Mr. Kirchheimer owns and manages a small collection of restaurants in Utah. Mr. Kirchheimer served on the financial advisory panel of The Aerospace Corporation from June 2018 until June 2021, when the panel was dissolved. He graduated Phi Beta Kappa and summa cum laude with a B.A. degree in economics from Colorado College and earned an M.B.A. in accounting and finance from the Booth School of Business of the University of Chicago.
We believe Mr. Kirchheimer’s numerous management positions and broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on the Board.
Kenneth M. Miranda has served as a director of the Company since December 2019. He was appointed Cornell University’s Chief Investment Officer effective July 1, 2016. Prior to this, he had been the Director of the International Monetary Fund’s Investment Office and has served as a visiting scholar at the International Monetary Fund. He also served as an advisor to the Administration Committee of the IMF Staff Retirement Plan. He currently serves as a member of the Advisory Committee on Investments for the Food and Agriculture Organization, and up until June 30, 2016, was a member of the Investment Committee of Cornell University. In addition, he served on the Investment Sub-Committee of the National Geographic Society. Formerly, he was the President of the Board of Directors of the Bank-Fund Staff Federal Credit Union and a Senior Advisor on the George Washington University Committee on Investments. He holds a Ph.D. in Economics from the University of Chicago, a B.S. in Foreign Service from Georgetown University, and is a CFA charter holder.
We believe Mr. Miranda’s investment experience, including serving as chief investment officer for a large endowment, provide an important skillset and knowledge base to the Board.
Reena Aggarwal has served as a director of the Company since December 2019. Dr. Aggarwal is currently the Robert E. McDonough Professor of Finance at Georgetown University and the Director of Georgetown’s Psaros Center for Financial Markets and Policy. She has been on the faculty of Georgetown University since 1986. Her focus is in the areas of corporate governance, ESG, capital raising, IPOs, institutional investors, ETFs, private equity, valuation, global financial markets and securities market regulation. Dr. Aggarwal has previously held various positions including Vice Provost for Faculty, Interim Dean and Deputy Dean of Georgetown's McDonough School of Business; Visiting Professor of Finance at MIT's Sloan School of Management; FINRA Academic Fellow; Academic Fellow at the U.S. SEC; Visiting Research Scholar at the International Monetary Fund; Fulbright Scholar to Brazil; and World Economic Forum Global Agenda Council on the Future of Financing and Capital; and a Distinguished Scholar at the Reserve Bank of India’s CAFRAL. Dr. Aggarwal serves on the Board of Cohen and Steers and Dimensional Funds. Dr. Aggarwal previously served on the Board of New York Life Investment Management IndexIQ (2008-2021), Brightwood Capital Advisors, LLC (2013-2020), and REAN Cloud (2015-2018). She received a Ph.D. in finance from the University of Maryland and M.M.S. from BITS Pilani, India.

We believe Dr. Aggarwal’s depth of knowledge of financial issues and corporate governance experience provide her with skills and valuable insight in serving on the board of an investment company, which make her well-qualified to serve on the Board.
James J. Ritchie has served as a director of the Company since December 2019, a director of NC SLF Inc. since March 2021 and a director of Nuveen Churchill Private Capital Income Fund since March 2022. He also currently serves on the board of Kinsale Capital Group, Inc., a Richmond-based specialty insurance company. At various times from 2007 to 2018, he served as chairman of the boards of Brightsphere Investment Group plc, a global asset management firm, F&G Life Insurance Company, a life & annuity insurance company and Quanta Capital Holdings, Ltd., a property and casualty insurance holding company. Prior to serving as chairman of the boards of these firms, he chaired their respective audit committees as well as those of KMG America Corporation, a life and health insurance company, Ceres Group, Inc., a health insurance company, Lloyds Syndicate 4000 and Old Mutual Bermuda, a Bermuda-based financial services company. From 2001 to 2003, he served as CFO of White Mountains Insurance Group, Ltd., a Bermuda-based insurance holding company. Prior thereto, he held senior management positions in Cigna Corporation and Price Waterhouse (now PricewaterhouseCoopers). He is a member of the National Association of Corporate Directors and the American Institute of Certified Public Accountants. Mr. Ritchie received an MBA from the Rutgers Graduate School of Business Administration and an AB economics degree with honors from Rutgers College.
We believe Mr. Ritchie’s broad experiences in the financial services and accounting sectors provide him with skills and valuable insight in handling complex financial transactions and accounting issues, all of which make him well qualified to serve on the Board.
Interested Directors
Kenneth Kencel has served as Chief Executive Officer, President and Chairman of the Board of the Company since December 2019 and has served as President and Chief Executive Officer of Churchill since 2015. Mr. Kencel has served as the Chief Executive Officer, President and Chairman of the Board of NC SLF Inc., a closed-end fund registered under the 1940 Act, since March 2021, and Nuveen Churchill Private Capital Income Fund, a BDC, since March 2022. Throughout his over 35-year career in the investment industry, Mr. Kencel has accrued a broad range of experience in leading private credit investment businesses. Previously, Mr. Kencel served as a Managing Director of The Carlyle Group, and from May 2014 to April 2015, he also served as President and a Director of TCG BDC, Inc. (Carlyle’s publicly traded business development company). Previously, he founded and was President and CEO of Churchill Financial Group; and served as Head of Leveraged Finance for Royal Bank of Canada as well as Head of Indosuez Capital—a leading middle market merchant banking and asset management business in partnership with Credit Agricole Group. Mr. Kencel also helped to found the high yield finance business at Chase Securities (now JP Morgan Chase). He began his career in the Mergers & Acquisitions Group at Drexel Burnham Lambert.
Mr. Kencel serves on the Pension Investment Advisory Committee for the Archdiocese of New York, the Board of Trustees and Chairman of the Investment Committee of Canisius High School and the Advisory Board of Teach for America (Connecticut). Mr. Kencel is a guest lecturer at Boston University Questrom School of Business and a former member of the Board of Advisors and Adjunct Professor at the McDonough School of Business at Georgetown University. He earned his B.S. in Business Administration, magna cum laude, from Georgetown University and his J.D. from Northwestern University Pritzker School of Law.
We believe Mr. Kencel’s numerous management positions, as well as his depth of experience with corporate finance and middle market investments, give the Board valuable industry-specific knowledge and expertise on these and other matters, and his history with Churchill provides an important skillset and knowledge base to the Board.
Michael A. Perry has served as a director of the Company since December 2019. Mr. Perry is an Executive Vice President and the Head of the Global Client Group for Nuveen, which is responsible for deploying Nuveen’s insights, capabilities and solutions to best serve Wealth and Institutional clients. Mr. Perry also has served as a trustee of Nuveen Churchill Private Capital Income Fund, also managed by the Adviser, since March 2023. He is a member of Nuveen’s Executive Leadership Team, providing expertise across Nuveen’s asset management business with a focus on growing revenue through new business opportunities and expanded relationships with current clients. Previously, he led Nuveen’s U.S. and Global distribution teams, and was head of Global Product where he helped build and grow the firm’s closed-end fund and alternative investment businesses. Before joining Nuveen in 2015, he spent five years at UBS Wealth Management, where he was a member of the Executive Committee responsible for investment advisory programs and manager research, planning, funds, alternative investments, insurance and the UBS Trust Company. Prior to that, he spent 15 years at Merrill Lynch as a senior executive leading a number of capital market and investment advisory businesses focused on the wealth management channel. Mr. Perry graduated with a B.S. in Industrial and Operations Engineering from the University of Michigan and an M.B.A. from the New York University Stern School of Business. He is a board member for Youth, Inc., a non-profit that empowers organizations serving New York City youth.
Mr. Perry is a valuable member of the Board because of his extensive experience with alternative investments and retail, high net worth and institutional client channels. We believe Mr. Perry’s depth of experience in corporate finance, capital markets and financial services gives the Board valuable industry-specific knowledge and expertise on these and other matters, and his history with Nuveen provides an important skillset and knowledge base to the Board.
Information About Executive Officers Who Are Not Directors

Name	Age	Position	Officer Since
Shai Vichness	40	Chief Financial Officer and Treasurer	2019
John McCally	43	Chief Compliance Officer, Vice President and Secretary	2019
Marissa Short	40	Controller	2019
The address for each of our executive officers is c/o Nuveen Churchill Direct Lending Corp., 430 Park Avenue, 14th Floor, New York, NY 10022.
Shai Vichness serves as Chief Financial Officer and Treasurer of the Company, NC SLF Inc. and Nuveen Churchill Private Capital Income Fund and as a Senior Managing Director and Chief Financial Officer of Churchill. Previously, as Managing Director and Head of Senior Leveraged Lending for Nuveen, Mr. Vichness was responsible for initiating Nuveen’s investment program in middle market senior loans and was directly involved in the launch of Churchill as an affiliate in 2015. Since the launch of Churchill, Mr. Vichness has been a member of Churchill’s Investment Committee and has been actively engaged in the management of the firm, including the development of its infrastructure and operations. Mr. Vichness joined Nuveen in 2005 and has spent his entire career in the private debt markets, with a significant amount of time spent in the firm’s workout and restructuring department. Mr. Vichness holds a B.B.A. from Baruch College, CUNY and is a CFA charterholder.
John McCally is the Chief Compliance Officer, a Vice President and the Secretary of the Company, NC SLF Inc. and Nuveen Churchill Private Capital Income Fund and serves as the General Counsel for Churchill after establishing Churchill with the Churchill Financial Founders in 2015. Mr. McCally was appointed the Chief Compliance Officer in April 2023. Mr. McCally has served in the TIAA and Nuveen legal departments since 2010, including as the head of legal for Nuveen Leveraged Finance. Mr. McCally also provides legal support for various investment and asset management teams within the Nuveen and TIAA businesses, including those engaged in public and private fixed income, derivatives and structured products. Prior to joining the organization in 2010, Mr. McCally was an associate with Cadwalader, Wickersham & Taft LLP, specializing in derivatives, structured products and investment management, based in its Washington, DC office. Mr. McCally received a B.A. from Duke University and a juris doctor from The George Washington University Law School.
Marissa Short joined Churchill in 2018 and currently serves as Controller of the Company, NC SLF Inc. and Nuveen Churchill Private Capital Income Fund, and as Managing Director, Funds Controller of Churchill. Previously, she was a senior manager in the Wealth and Asset Management Practice at Ernst & Young LLP, responsible for the planning, implementation, and completion of financial statement audits for top tier SEC and non-SEC clients. Ms. Short received her B.S. in Accounting and Business Administration from Lehigh University and is a Certified Public Accountant in the State of New York.

Our Board of Directors
Meetings and Attendance
Our Board met six times during the fiscal year ended December 31, 2022 and took action on various occasions by unanimous written consent. Each of the incumbent directors attended at least 75% of the aggregate of the Board meetings and meetings of the committee(s) on which he or she served during the last fiscal year and while he or she served as a director.
Board Attendance at the Annual Meeting of Shareholders
Our policy is to encourage our directors to attend each annual meeting of shareholders; however, such attendance is not required at this time. A majority of the directors attended the 2022 annual meeting of shareholders.
Board Leadership Structure
Our Board monitors and performs an oversight role with respect to our business and affairs, compliance with regulatory requirements and the services, expenses and performance of its service providers. Among other things, our Board approves the appointment of, and reviews and monitors the services and activities performed by, our Advisers, our Administrator and our officers, and approves the engagement, and reviews the performance of, our independent registered public accounting firm.
Under our Bylaws, our Board may designate a chair to preside over the meetings of our Board and meetings of our shareholders and to perform such other duties as may be assigned to the chairman by the Board. We do not have a fixed policy as to whether the chairman of our Board should be an independent director and believe that the flexibility to select our chairman and reorganize our leadership structure, from time to time, based on the criteria that is in the best interests of us and our shareholders, is appropriate for at this time.
Kenneth Kencel currently serves as the chairman of our Board. Mr. Kencel is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act because he is an officer of the Company and Churchill. We believe that Mr. Kencel’s history as co-founder of Churchill, familiarity with our investment objective and investment strategies, and extensive knowledge of the financial services industry and the investment valuation process in particular qualify him to serve as the chairman of our Board. We believe that, at present, we are best served through this leadership structure, as Mr. Kencel’s relationship with Churchill provides an effective bridge and encourages an open dialogue between our management and our Board, ensuring that all groups act with a common purpose. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of the interested directors; the establishment of the Audit Committee, the Nominating Committee and the Special Transactions Committee, which are comprised solely of independent directors; and the appointment of a Chief Compliance Officer, with whom the independent directors meet regularly without the presence of the interested directors and other members of management, and who is responsible for administering our compliance policies and procedures. Our Board also believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that encourages effective oversight. Our Board also believes that its size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between the Advisers and our Board. We recognize that different board leadership structures are appropriate for companies in different situations. We intend to continue to re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Our Board currently does not have a designated lead independent director. However, Mr. Ritchie, the chairman of the Audit Committee, is an independent director and acts as a liaison between the independent directors and management between meetings of the Board and is involved in the preparation of agendas for Board and committee meetings.

The Board’s Role in Risk Oversight and Compliance
Our Board performs its risk oversight function primarily through (a) the Audit Committee, the Nominating Committee and the Special Transactions Committee (collectively, the “Committees”), which report to the entire Board and are comprised solely of independent directors, and (b) reports received from our Chief Compliance Officer in accordance with our compliance policies and procedures.
The Audit Committee, the Nominating and Corporate Governance Committee, and the Special Transactions Committee assist our Board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting and audits of our financial statements and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. The Nominating Committee’s risk oversight responsibilities include nominating directors for election by the shareholders in the event of director vacancies, developing and recommending to our Board a set of corporate governance principles and overseeing the evaluation of our Board and the Committees. The Special Transactions Committee’s risk oversight responsibilities include reviewing and making certain findings in respect of co-investment transactions and monitoring compliance with the conditions of the Order, as well as certain other matters pertaining to potential or actual conflicts of interest.
Our Board also performs its risk oversight responsibilities with the assistance of our Chief Compliance Officer. Our Chief Compliance Officer prepares a written report quarterly discussing the adequacy and effectiveness of our compliance policies and procedures and certain of our service providers. Our Chief Compliance Officer’s report, which our Board reviews quarterly, addresses at a minimum: (a) the operation of our compliance policies and procedures and certain of our service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of our Chief Compliance Officer’s review; and (d) any compliance matter that has occurred since the date of the last report about which our Board would reasonably need to know to oversee our compliance activities and risks. In addition, our Chief Compliance Officer meets separately in executive session with the independent directors periodically, but in no event less than once each year.
We believe the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. Specifically, as a BDC, we must comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that its asset coverage must equal at least 150% immediately after we incur such indebtedness. In addition, we have elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under the Code. As a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements.
Our Board believes its existing role in risk oversight is appropriate. However, our Board re-examines the manner in which it administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.
Board Committees
Audit Committee
The Audit Committee held nine formal meetings during the fiscal year ended December 31, 2022 and took action by unanimous written consent.
The Audit Committee is composed of Reena Aggarwal, David Kirchheimer, Kenneth Miranda, Stephen Potter and James Ritchie, each of whom is an independent director. Mr. Ritchie serves as chair of the Audit Committee. The Board has determined that each of Dr. Aggarwal, Mr. Kirchheimer and Mr. Ritchie is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Our Audit Committee members also meet the current independence and experience requirements of Rule 10A-3 of the Exchange Act.

The Audit Committee operates pursuant to a charter approved by our Board, which sets forth the responsibilities of the Audit Committee. The Audit Committee (a) assists our Board in overseeing the integrity of our financial statements, the independent registered public accounting firm’s independence, qualifications and performance, and our compliance with legal and regulatory requirements; (b) reviews and approves the Audit Committee report, as required by the SEC, to be included in our annual proxy statement; (c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and policies and internal controls over financial reporting; (d) establishes guidelines and makes recommendations to our Board regarding the valuation of our investments, and is responsible for aiding our Board in determining the fair value of portfolio securities for which current market values are not readily available; (e) determines the selection, appointment, retention and termination of our independent registered public accounting firm, as well as approving the compensation thereof; (f) reviews reports regarding compliance with our Code of Business Conduct and Ethics; (g) pre-approves all audit and non-audit services provided to us by such independent registered public accounting firm; and (h) acts as a liaison between our independent registered public accounting firm and our Board.
Nominating and Corporate Governance Committee
The Nominating Committee held one formal meeting during the fiscal year ended December 31, 2022.
The Nominating Committee is comprised of Reena Aggarwal, David Kirchheimer, Kenneth Miranda, Stephen Potter and James Ritchie, each of whom is an independent director. Mr. Kirchheimer serves as chair of the Nominating Committee.
The Nominating Committee operates pursuant to a charter approved by our Board, which sets forth the responsibilities of the Nominating Committee. The Nominating Committee recommends to our Board persons to be nominated by our Board for election on an annual basis and in the event any vacancy on our Board may arise. The Nominating Committee will consider for nomination to our Board candidates submitted by our Shareholders or from other sources it deems appropriate. In considering whether to recommend any particular candidate for inclusion in our Board’s slate of recommended director nominees, the Nominating Committee applies the criteria included in its charter. These criteria include the candidate’s standards of character and integrity, knowledge of our business and industry, conflicts of interest, willingness to devote time to us and ability to act in the interests of all shareholders. The Nominating Committee does not assign specific weight to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board does not have a specific diversity policy, but considers diversity of race, religion, national origin, gender, sexual orientation, disability, cultural background and professional experiences in evaluating candidates for board membership. Our Board believes diversity is important because a variety of viewpoints contributes to an effective decision-making process.
The Nominating Committee also makes recommendations with regard to the tenure of the directors and is responsible for overseeing an annual evaluation of our Board and its committee structure to determine whether the structure is operating effectively.
Director Nominations
Nomination for election as a director may be made by, or at the direction of, the Nominating and Corporate Governance Committee or by shareholders in compliance with the procedures set forth in our Bylaws. In evaluating director nominees, the Nominating and Corporate Governance Committee considers, among others, the following factors:
•whether the individual possesses high standards of character and integrity, relevant experience, a willingness to ask hard questions and the ability to work well with others;
•whether the individual is free of conflicts of interest that would violate applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
•whether the individual is willing and able to devote sufficient time to our business affairs and be diligent in fulfilling the responsibilities of a director and a Committee member;

•whether the individual has the capacity and desire to represent the balanced, best interests of the shareholder as a whole and not a special interest group or constituency; and
•whether the individual possesses the skills, experiences (such as current business experience or other such current involvement in public service, academia or scientific communities), particular areas of expertise, particular backgrounds, and other characteristics that will help ensure the effectiveness of our Board and our Committees.
The Nominating and Corporate Governance Committee’s goal is to assemble a board that brings to us a variety of perspectives and skills derived from high-quality business and professional experience.
Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider other factors as they may deem are in our best interests and the best interests of our shareholders. Our Board also believes it is appropriate for certain key members of our management to participate as members of our Board.
The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of our Board who are willing to continue in service. Current members of our Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of our Board does not wish to continue in service or if the Nominating and Corporate Governance Committee decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The members of our Board are polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary.
Special Transactions Committee
The Special Transactions Committee took action by unanimous written consent during the fiscal year ended December 31, 2022.
The Special Transactions Committee is comprised of Reena Aggarwal, David Kirchheimer, Kenneth Miranda, Stephen Potter and James Ritchie, each of whom is an independent director. Mr. Potter serves as chair of the Special Transactions Committee.
The Special Transactions Committee is responsible for reviewing and making certain findings in respect of co-investment transactions under the conditions of the Order as well as certain other matters pertaining to actual or potential conflicts of interest.
Compensation Committee
We currently do not have a compensation committee because our executive officers do not receive compensation from us. Our Board, as a whole, is responsible for reviewing the reimbursement by us to the Administrator of the allocable portion of the cost of our Chief Financial Officer and his staff and also participates in the consideration of the independent directors’ compensation. Following the consummation of this offering, our Board will establish a Compensation Committee comprised of Reena Aggarwal, David Kirchheimer, Kenneth Miranda, Stephen Potter and James Ritchie, each of whom is an independent director.                         will serve as the chair of the Compensation Committee.

Compensation and Insider Participation
Compensation
Directors
No compensation will be paid to our interested directors. Currently, each independent director receives a retainer of $75,000 annually for serving on our Board. Following the consummation of this offering, each independent director will receive a retainer of $100,000 annually for serving on our Board. Currently, the chair of the Audit Committee receives an additional $7,500 annual fee. Following the consummation of this offering, the chair of the Audit Committee will receive an additional $10,000 annual fee. We also reimburse each of the independent directors for all reasonable out-of-pocket expenses incurred in connection with each meeting attended.
The table below sets forth the compensation received by each director from the Company for service during the fiscal year ended December 31, 2022:

	Fees Earned and Paid in Cash	Total Compensation
Reena Aggarwal	$75,000	$75,000
David Kirchheimer	$75,000	$75,000
Kenneth Miranda	$75,000	$75,000
Stephen Potter	$75,000	$75,000
James Ritchie	$82,500	$82,500
Compensation of Executive Officers
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Churchill, the Administrator, or their affiliates, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, as applicable. Our day-to-day investment and administrative operations are managed by Churchill. Most of the services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by Churchill or its affiliates.
None of our executive officers will receive direct compensation from us. We will reimburse the Administrator the allocable portion of the compensation paid by the Administrator (or its affiliates) to our Chief Financial Officer and his staff (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). Members of the Investment Committee (as defined below), through their financial interests in the Advisers, are entitled to a portion of the profits earned by the Advisers, which includes any fees payable to the Advisers under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, less expenses incurred by the Advisers in performing their services under the Investment Advisory Agreement and the Sub-Advisory Agreement.

PORTFOLIO MANAGEMENT
Subject to the overall supervision of our Board, Churchill will manage the day-to-day operations of, and provide investment advisory and management services to, us. All investment decisions for us require the unanimous approval of the members of the Investment Committee comprised of senior investment personnel of the Investment Teams. The members of the Investment Committee are Kenneth Kencel, Jason Strife, Mathew Linett and Randy Schwimmer, each of whom is considered to be a portfolio manager. The Investment Committee is also advised by the Senior Loan Investment Committee and the PEJC Investment Committee, respectively. The Senior Loan Investment Committee is currently comprised of Kenneth Kencel, Randy Schwimmer, Shai Vichness, Christopher Cox and Mathew Linett. The PEJC Investment Committee is currently comprised of Kenneth Kencel, Jason Strife, Derek Fricke, Anne Philpott, and Nicholas Lawler.
None of Churchill’s investment professionals receive any direct compensation from us in connection with the management of our portfolio. Certain members of the Investment Committee, through their financial interests in the Advisers, are entitled to a portion of the profits earned by the Advisers, which includes any fees payable to the Advisers under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, less expenses incurred by the Advisers in performing its services under the Investment Advisory Agreement and Sub-Advisory Agreement.
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for our day-to-day management also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2022: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Kenneth Kencel

Type of Account	Number of Accounts	Assets of Accounts ($ in million)(2)	Number of Accounts Subject to a Performance Fee(3)	Assets Subject to a Performance Fee ($ in millions)
Registered investment companies	1	$324	—	—
Other pooled investment vehicles:(1)	27	$10,296	23	$10,092
Other accounts	7	$21,201	5	$1,681
Jason Strife

Type of Account	Number of Accounts	Assets of Accounts ($ in millions)(2)	Number of Accounts Subject to a Performance Fee(3)	Assets Subject to a Performance Fee ($ in millions}
Registered investment companies	1	$324	—	—
Other pooled investment vehicles:(1)	14	$3,807	13	$3,789
Other accounts	1	$13,581	—	$—

Mathew Linett

Type of Account	Number of Accounts	Assets of Accounts ($ in millions)(2)	Number of Accounts Subject to a Performance Fee(3)	Assets Subject to a Performance Fee ($ in millions)
Registered investment companies	1	$324	—	—
Other pooled investment vehicles:(1)	17	$7,019	13	$6,815
Other accounts	7	$7,620	5	$1,681

Randy Schwimmer

Type of Account	Number of Accounts	Assets of Accounts ($ in millions)(2)	Number of Accounts Subject to a Performance Fee(3)	Assets Subject to a Performance Fee ($ in millions)
Registered investment companies	1	$324	—	—
Other pooled investment vehicles:(1)	17	$7,019	13	$6,815
Other accounts	7	$7,620	5	$1,681
__________________
(1)Includes investment companies that have elected to be regulated as business development companies under the 1940 Act.
(2)Total assets includes commitments to acquire limited partner interests in private funds that may not be fully funded as of the date set forth above.
(3)In the case of Nuveen Churchill Private Capital Income Fund, Churchill has agreed to waive its management fee until the expiry of twelve months from the date on which the fund broke escrow, which occurred on June 1, 2023.
Members of the Investment Committee Who Are Not Our Directors or Executive Officers
Randy Schwimmer, Senior Managing Director, Co-Head of Senior Lending, Churchill
Senior Managing Director Durant D. (“Randy”) Schwimmer serves as Co-Head of Senior Lending and supervises origination and capital markets for Churchill’s Senior Loan Investment Team. He is widely credited with developing loan syndications for middle market companies. Mr. Schwimmer brings 30 years of experience in middle market finance to Churchill, having served as a Senior Managing Director and Head of Capital Markets & Indirect Origination at Churchill Financial. In those positions, he took responsibility for all loan capital markets activities and for managing the firm’s indirect origination platform. Before then, Mr. Schwimmer worked as Managing Director and Head of Leveraged Finance Syndication for BNP Paribas. He spent 15 years at JP Morgan Chase in Corporate Banking and Loan Syndications, where he originated, structured, and syndicated leveraged loans. Mr. Schwimmer graduated from Trinity College with a cum laude B.A. He earned his M.A. from the University of Chicago.
Jason Strife, Senior Managing Director, Head of Junior Capital & Private Equity Solutions, Churchill
Jason Strife serves as Senior Managing Director and Head of Private Equity & Junior Capital at Churchill. Jason Strife is responsible for sourcing, executing, portfolio construction and monitoring Churchill’s middle market private equity and junior capital investment efforts, including fund commitments, equity co-investments and junior debt investments. Prior to joining Nuveen, Mr. Strife was a Principal at Bison Capital, a Los Angeles-based private equity firm focused on structured junior capital investments in lower middle market companies. Prior to Bison Capital, Mr. Strife was an investment professional at Weston Presidio, a Boston and San Francisco-based middle market private equity firm focused on growth capital and leveraged buyout investing. Prior to Weston Presidio, Mr. Strife worked in the Mergers and Acquisitions group of Wachovia Securities, executing primarily sell side transactions on behalf of private equity clients.

Mr. Strife graduated with a Master’s degree in Accounting and a Bachelor’s degree in Analytical Finance from Wake Forest University.
Mathew Linett, Senior Managing Director, Co-Head of Senior Lending, Churchill
Mathew Linett serves as Senior Managing Director, Co-Head of Senior Lending and supervises underwriting and portfolio management for Churchill’s Senior Loan Investment Team. He brings approximately 25 years of leveraged finance experience with a strong emphasis on the middle market. He has invested at all levels of the capital structure including senior secured loans, public and private mezzanine debt, as well as private equity co-investments. In addition, he has significant distressed debt experience both as an investor in the secondary market as well as through direct workouts of middle market loans. Previously, he was a Credit Portfolio Manager at Loeb King Capital and Havens Advisors, a Senior Vice President at Jefferies & Co., as well as a Vice President at Indosuez Capital – a middle market merchant banking and asset management business. Mr. Linett and Mr. Kencel worked closely together at Indosuez Capital.
Mr. Linett graduated cum laude from the University of Pennsylvania’s dual degree program with a B.S. in economics from the Wharton School and a B.A. (honors) in international relations from the College of Arts and Sciences.
Other Senior Investment Professionals:
David Heilbrunn, Senior Managing Director, Head of Product Development & Capital Raising, Churchill
Senior Managing Director David A. Heilbrunn leads product development and capital raising for Churchill, focusing on strategic initiatives, structuring new products and developing important institutional client relationships. He is also responsible for optimizing the firm’s various financing arrangements and supervises Churchill’s CLO platform. Prior to joining in 2017, Mr. Heilbrunn held senior roles at several firms, including managing director of Fifth Street Asset Management; managing director of The Carlyle Group; senior managing director and Head of Corporate Strategy & Development for Churchill Financial; and managing director and CDO Group Head for Bear Stearns & Co. and JP Morgan. Mr. Heilbrunn received an M.B.A., with Distinction, from the Ross School of Business at the University of Michigan and a B.S. in accounting, magna cum laude, from The State University of New York at Albany in 1987.
Christopher Cox, Senior Managing Director, Chief Risk Officer, Churchill
Christopher Cox serves as Chief Risk Officer of Churchill. Previously, he was a principal of Carlyle Secured Lending, Inc., formerly known as TCG BDC, Inc. and Carlyle GMS Finance (Carlyle’s publicly traded BDC) and was a managing director and Chief Risk Officer for Churchill Financial, which he joined in 2006. In this role, he was responsible for overseeing the company’s risk management infrastructure, including all risk management process and policies. Prior to this, Mr. Cox was a senior vice president at GE Commercial Finance (a division of GE Capital) from 1997 to 2006, where he held various risk management roles within the corporate lending group, focusing on middle market transactions. Mr. Cox also worked at Gibbs & Cox, Inc. in New York, NY. Mr. Cox received his B.S. in civil engineering from Tufts University and his MBA from Fordham University.
Kelli Marti, Senior Managing Director, Head of CLO Management
Kelli Marti serves as Churchill’s Head of CLO Management and is responsible for the management and growth of Churchill’s middle market CLO platform, including day-to-day vehicle oversight, assisting in the sourcing of assets and trading strategy development, as well as participating in fundraising initiatives. Before joining Churchill, Ms. Marti spent eighteen years at Crestline Denali Capital, a CLO asset manager. Most recently, Ms. Marti served as Crestline Denali’s Managing Director and Chief Credit Officer where she was responsible for overseeing the firm’s entire credit function including new business underwriting and portfolio management. Ms. Marti also served on the firm’s Investment Committee. Prior to joining Crestline Denali, Ms. Marti was a Vice President at Heller Financial where she was responsible for underwriting and managing middle market loans. Prior to joining Heller, she was an Assistant Vice President at First Source Financial where she underwrote direct middle market transactions on behalf of the firm’s CLO portfolio. She began her career as an auditor at KPMG in Chicago.

Ms. Marti graduated magna cum laude with a B.S. in Accounting from the University of Notre Dame and received her MBA with high honors from the Kellogg School of Management at Northwestern University. Ms. Marti previously earned her CPA certification.
PEJC Investment Team Senior Investment Professionals
Derek Fricke, Managing Director, Junior Capital & Private Equity Solutions, Churchill
Derek Fricke serves as Managing Director on the PEJC Investment Team for Churchill, where he is actively involved in sourcing and executing investments in junior capital and equity co-investments, as well as investments in private equity funds. Mr. Fricke initially joined the team in 2013, when the group was operating as part of Churchill’s parent company, TIAA, and subsequently Nuveen. Prior to joining the organization, he spent several years as an investment team member at Chrysalis Ventures, a $400 million venture capital firm investing in early stage healthcare services, business services, and technology companies. Previously, Mr. Fricke was an active mezzanine capital and equity investor in middle market media and technology companies as an investment team member at BIA Digital Partners. Mr. Fricke began his career in investment banking in Atlanta, GA with SunTrust Robinson Humphrey. Mr. Fricke is a graduate of the University of North Carolina at Chapel Hill, where he earned a BS degree in Business Administration from the Kenan-Flagler School of Business.
Anne Philpott, Managing Director, Junior Capital & Private Equity Solutions, Churchill
Anne Philpott is a Managing Director on the PEJC Investment Team for Churchill. Her responsibilities include origination and portfolio management activities for private equity funds, mezzanine capital and direct equity co-investments. Previously, Ms. Philpott was a Senior Director on the PEJC Investment Team at Nuveen. She joined TIAA in 2005 and began her career as an Associate in the Private Placements group. As part of the Private Placements group, she acted as a lead originator and portfolio manager for a variety of domestic and international high grade corporate debt investments. Ms. Philpott holds a B.S. in Economics from the University of Pennsylvania. She is a CFA charter holder and a member of the CFA Institute.
Nicholas Lawler, Managing Director, Head of Secondaries on the PEJC Investment Team at Churchill
Nicholas Lawler is a Managing Director on the PEJC Investment Team at Churchill. His responsibilities include oversight of origination, underwriting and portfolio management activities for secondary investments. Prior to joining Churchill in 2022, Mr. Lawler spent 10 years at 50 South Capital Advisors, LLC, the alternative investment arm of Northern Trust Corporation, where he was a Senior Vice President and helped build and lead the firm’s secondaries business. Mr. Lawler also served on 50 South Capital’s Diversity, Equity, and Inclusion Committee. Before joining 50 South Capital, he was a member of Northern Trust’s Global Opportunities in Leadership Development program on the Investments Track – Northern’s functional and management training program. Nick joined Northern Trust in 2008 and began his career in Wealth Management. Mr. Lawler holds a B.A. in political science and minor in history from Boston College, where he was a member of the men’s varsity golf team, competing in the Atlantic Coast Conference.
The table below shows the dollar range of shares of our common stock to be beneficially owned by our portfolio managers as of June 28, 2023 stated as one of the following dollar ranges: None; $1-$10,000; $10,001- $50,000; $50,001-$100,000; or Over $100,000:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Company (1)(2)
Kenneth Kencel	Over $100,000
Jason Strife	Over $100,000
Mathew Linett	$50,001 - $100,000
Randy Schwimmer	$50,001 - $100,000
_______________
(1)Beneficial ownership determined in accordance with Rule 16a-1(a)(2) promulgated under the Exchange Act.

(2)The dollar range of equity securities of the Company beneficially owned by directors of the Company, if applicable, is calculated by multiplying the NAV per share of the Company as of March 31, 2023 times the number of shares beneficially owned.

MANAGEMENT AND OTHER AGREEMENTS
Investment Advisory Agreement
The description below of the Investment Advisory Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Investment Advisory Agreement.
The Adviser is responsible for the overall management of our activities pursuant to the Investment Advisory Agreement, which includes determining the composition of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes. The Adviser has general oversight over the investment process on our behalf and manages our capital structure, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for our performance under the terms of the Investment Advisory Agreement. The Adviser has delegated substantially all of its day-to-day portfolio-management obligations under the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement. See “— Sub-Advisory Agreement” below.
The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.
Term
Most recently, our Board approved the renewal of the Investment Advisory Agreement on November 1, 2022, as described further below under “Board Approval of the Investment Advisory Agreement.” Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year-to-year if approved annually by a majority of our Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent directors.
The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of penalty, we may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our Board or the shareholders holding a Majority of the Outstanding Shares (as defined below). “Majority of the Outstanding Shares” means the lesser of (1) 67% or more of the outstanding shares of common stock present at a meeting, if the holders of more than 50% of the outstanding shares of common stock are present or represented by proxy or (2) a majority of outstanding shares of common stock. In addition, without payment of penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice.
Removal of Adviser
The Adviser may be removed by the Board or by the affirmative vote of a Majority of the Outstanding Shares.
Compensation of the Adviser
Pursuant to the Investment Advisory Agreement, we will pay a management fee (before and after this offering) and incentive fees (only after this offering) to the Adviser, as described below. The cost of both the management fee and the incentive fees will ultimately be borne by our shareholders.
The management fee is payable quarterly in arrears. Prior to the consummation of this offering, the management fee will be calculated at an annual rate of 0.75% of Average Total Assets, at the end of the two most recently completed calendar quarters. For purposes of this calculation, cash and cash equivalents include any temporary investments in cash-equivalents, U.S. government securities and other high quality investment grade debt investments that mature in 12 months or less from the date of investment. Following this offering, the management fee will be calculated at an annual rate of 1.25% of Average Total Assets.
The Adviser retains 32.5% of the management fee. The remaining amount will be paid by the Adviser to Churchill as compensation for services provided by Churchill pursuant to the Sub-Advisory Agreement.

Following this offering, we will pay an incentive fee to the Adviser that will consist of two parts. The first part will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income at the end of the immediately preceding calendar quarter commencing with the first calendar quarter after this offering. We will pay the Adviser with respect to pre-incentive fee net investment income commencing with the first calendar quarter following this offering as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter following this offering. We refer to this portion of our pre-incentive fee net investment income as the “catch-up” provision. Following this offering, the catch-up is meant to provide the Adviser with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and
•15% of the amount of pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter following this offering.
Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income will include, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred shares with PIK dividends and zero-coupon securities, accrued income that we have not yet received in cash. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued interest that we never receive.
Pre-incentive fee net investment income will not include any realized capital gains, realized capital losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter in which it incurs a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.
To determine whether the pre-incentive fee net investment income exceeds the hurdle rate, pre-incentive fee net investment income is expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following this offering. Because of the structure of the incentive fee on income, it is possible that we may pay an incentive fee in a calendar quarter in which we incur a loss. For example, if we receive pre- incentive fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in our net assets due to realized or unrealized capital losses in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood of us paying an incentive fee for that calendar quarter. In addition, if market interest rates rise, we may be able to invest in debt instruments that provide for a higher return, which would increase pre-incentive fee net investment income and make it easier for the Adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:
These calculations will be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
The portion of the incentive fee based on capital gains will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15.0% of our realized capital gains as of the end of the fiscal year following this offering. In determining the capital gains incentive fee payable to the Adviser, we will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 15.0% of such amount, as applicable, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years following this offering.
The Adviser will retain 32.5% of the incentive fee. The remaining amount will be paid by the Adviser to Churchill as compensation for services provided by Churchill pursuant to the Sub-Advisory Agreement.
Examples of the two-part incentive fee:
Example 1: Income Related Portion of Incentive Fee:1,2
Alternative 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.00%
Hurdle rate3 = 1.50%
Management fee4 = 0.31%
Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%
Pre-Incentive Fee net investment income
(investment income - (management fee + other expenses)) = 1.49%
Pre-incentive net investment income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.25%
Hurdle rate3 = 1.50%
Management fee4 = 0.31%
Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%
Pre-Incentive Fee net investment income
(investment income - (management fee + other expenses)) = 1.74%
Incentive Fee = 100% × pre-Incentive Fee net investment income, subject to the “catch-up”6
= 100% × (1.74% - 1.5%)
= 0.24%
Alternative 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.50%
Hurdle rate3 = 1.50%
Management fee4 = 0.31%
Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%
Pre-Incentive Fee net investment income
(investment income - (management fee + other expenses)) = 1.99%
Incentive Fee = 15.00% × pre-Incentive Fee net investment income, subject to “catch-up”6
Incentive Fee = 100% × “catch-up” + (15.00% × (pre-Incentive Fee net investment income - 1.76%))
Catch-up = 1.76% - 1.5% = 0.26%
Incentive Fee = (100% × 0.26%) + (15.00% × (1.99% - 1.76%))
= 0.26% + (15.00% × 0.23%)
= 0.26% + 0.0345%
= 0.2945%
______________
1This example assumes that this offering has occurred.
2The hypothetical amount of pre-Incentive Fee net investment income shown is based on a percentage of total net assets.
3Represents 6.0% annualized hurdle rate.
4Represents 1.25% annualized management fee.
5Excludes organizational and offering expenses.
6The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 15.00% on all of the Company’s pre-Incentive Fee net investment income as if a hurdle rate did not apply. The “catch-up” portion of the Company’s pre-Incentive Fee net investment income is the portion that exceeds the 1.5% hurdle rate but is less than or equal to 1.76% in any quarter.

Example 2: Capital Gains Portion of Incentive Fee:
Assumptions
•Year 1: The Listing Date is the last day of the first calendar quarter. Prior to the last day of the first calendar quarter the Company has made an investment in Company A (“Investment A”), an investment in Company B (“Investment B”), an investment in Company C (“Investment C”), an investment in Company D (“Investment D”) and an investment in Company E (“Investment E”). On the last day of the first calendar quarter the fair market value (“FMV”) of each of Investment A, Investment B, Investment C, Investment D and Investment E is $10 million. For purposes of calculating the Capital Gains Incentive Fee, the cost basis of each of Investment A, Investment B, Investment C, Investment D and Investment E is considered to be its FMV as of the last day of the first calendar quarter; provided, however, that in no event will the Capital Gains Incentive Fee payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
•Year 2: Investment A sold for $20 million, fair market value (“FMV”) of Investment B determined to be $8 million, FMV of Investment C determined to be $12 million, and FMV of Investments D and E each determined to be $10 million.
•Year 3: FMV of Investment of B determined to be $8 million, FMV of Investment C determined to be $14 million, FMV of Investment D determined to be $14 million and FMV of Investment E determined to be $16 million.
•Year 4: $10 million investment made in Company F (“Investment F”), Investment D sold for $12 million, FMV of Investment B determined to be $10 million, FMV of Investment C determined to be $16 million and FMV of Investment E determined to be $14 million.
•Year 5: Investment C sold for $20 million, FMV of Investment B determined to be $14 million, FMV of Investment E determined to be $10 million and FMV of Investment F determined to $12 million.
•Year 6: Investment B sold for $16 million, FMV of Investment E determined to be $8 million and FMV of Investment F determined to be $15 million.
•Year 7: Investment E sold for $8 million and FMV of Investment F determined to be $17 million.
•Year 8: Investment F sold for $18 million.
These assumptions are summarized in the following chart:

	Investment A	Investment B	Investment C	Investment D	Investment E	Investment F	Cumulative Unrealized Capital Depreciation	Cumulative Realized Capital Losses	Cumulative Realized Capital Gains
Year 1	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	—	—	—	—
Year 2	$20 million (sale price)	$8 million FMV	$12 million FMV	$10 million FMV	$10 million FMV	—	$2 million	—	$10 million
Year 3	—	$8 million FMV	$14 million FMV	$14 million FMV	$16 million FMV	—	$2 million	—	$10 million
Year 4	—	$10 million FMV	$16 million FMV	$12 million (sale price)	$14 million FMV	$10 million (cost basis)	—	—	$12 million
Year 5	—	$14 million FMV	$20 million (sale price)	—	$10 million FMV	$12 million FMV	—	—	$22 million
Year 6	—	$16 million (sale price)	—	—	$8 million FMV	$15 million FMV	$2 million	—	$28 million
Year 7	—	—	—	—	$8 million (sale price)	$17 million FMV	—	$2 million	$28 million
Year 8	—	—	—	—	—	$18 million (sale price)	—	$2 million	$36 million
The capital gains portion of the Incentive Fee would be:
•Year 1: None
•Year 2:

Capital Gains Incentive Fee = 15.00% multiplied by ($10 million realized capital gains on sale of Investment A less $2 million cumulative capital depreciation) = $1.2 million
•Year 3:
Capital Gains Incentive Fee = 15.00% multiplied by ($10 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $1.2 million cumulative Capital Gains Incentive Fee previously paid = $1.2 million less $1.2 million = $0.00
•Year 4:
Capital Gains Incentive Fee = (15.00% multiplied by ($12 million cumulative realized capital gains)) less $1.2 million cumulative Capital Incentive Gains Fee previously paid = $1.8 million less $1.2 million = $0.6 million
•Year 5:
Capital Gains Incentive Fee = (15.00% multiplied by ($22 million cumulative realized capital gains)) less $1.8 million cumulative Capital Gains Incentive Fee previously paid = $3.3 million less $1.8 million = $1.5 million
•Year 6:
Capital Gains Incentive Fee = (15.00% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $3.3 million cumulative Capital Gains Incentive Fee previously paid = $3.9 million less $3.3 million = $0.60 million
•Year 7:
Capital Gains Incentive Fee = (15.00% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $3.9 million cumulative Capital Gains Incentive Fee previously paid = $3.9 million less $3.90 million = $0.00
•Year 8:
Capital Gains Incentive Fee = (15.00% multiplied by ($36 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $3.90 million cumulative Capital Gains Incentive Fee previously paid = $5.1 million less $3.90 million = $1.20 million
Limitations of Liability and Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Our Charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Charter also permits us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Board Approval of the Investment Advisory Agreement
Most recently, on November 1, 2022, at an in-person meeting, our Board, including all of our independent directors, approved the renewal of the Investment Advisory Agreement for an additional one-year term expiring on December 31, 2023. In its consideration of the renewal of the Investment Advisory Agreement, our Board focused on information it had received relating to, among other things:
•the nature, quality and extent of the advisory and other services to be provided to us by the Adviser;
•the investment performance of individuals affiliated with us and the Adviser;
•comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives, reflected in a chart previously provided to our Board;
•our projected operating expenses and expense ratio compared to BDCs with similar investment objectives;
•any existing and potential sources of indirect income to the Adviser from its relationships with us and the profitability of those relationships;
•information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement;
•the organizational capability and financial condition of the Adviser and its affiliates;
•the Adviser’s practices regarding the selection and compensation of brokers that may execute portfolio transactions for us and the brokers’ provision of brokerage and research services to the Adviser; and
•the possibility of obtaining similar services from other third party service providers or through an internally managed structure.
Based on the information reviewed and the discussions detailed above, our Board, including all of our independent directors, concluded that the fees payable to the Adviser pursuant to the Investment Advisory Agreement were reasonable, and comparable to the fees paid by other BDCs with similar investment objectives, in relation to the services to be provided. Our Board did not assign relative weights to the above factors or the other factors considered by it. Individual members of our Board may have given different weights to different factors.

Sub-Advisory Agreement
The description below of the Sub-Advisory Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Sub-Advisory Agreement.
Churchill serves as our sub-adviser pursuant to the Sub-Advisory Agreement. Churchill provides investment advisory and management services to us. Under the terms of the Sub-Advisory Agreement, Churchill: (i) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (ii) closes and monitors investments; and (iii) determines the securities and other assets to be purchased, retained or sold. The Adviser and Churchill have entered into the Sub-Advisory Agreement, which has been approved by our Board, and the terms of which provide Churchill with broad delegated authority to oversee our portfolio.
Most recently, on November 1, 2022, at an in-person meeting, our Board, including all of our independent directors, approved the renewal of the Sub-Advisory Agreement for an additional one-year term expiring on December 31, 2023. In its consideration of the renewal of the Sub-Advisory Agreement, our Board focused on information it had received relating to, among other things:
•the nature, quality and extent of the advisory and other services to be provided to us by Churchill;
•the investment performance of individuals affiliated with us and Churchill;
•comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives, reflected in a chart previously provided to our Board;
•our projected operating expenses and expense ratio compared to BDCs with similar investment objectives;
•any existing and potential sources of indirect income to Churchill from its relationships with us and the profitability of those relationships;
•information about the services to be performed and the personnel performing such services under the Sub- Advisory Agreement;
•the organizational capability and financial condition of Churchill and its affiliates;
•Churchill’s practices regarding the selection and compensation of brokers that may execute portfolio transactions for us and the brokers’ provision of brokerage and research services to Churchill; and
•the possibility of obtaining similar services from other third party service providers or through an internally managed structure.
Based on the information reviewed and the discussions detailed above, our Board, including all of our independent directors, concluded that the fees payable to Churchill pursuant to the Sub-Advisory Agreement were reasonable, and comparable to the fees paid by other BDCs with similar investment objectives, in relation to the services to be provided. Our Board did not assign relative weights to the above factors or the other factors considered by it. Individual members of our Board may have given different weights to different factors.
Administration Agreement
The description below of the Administration Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Administration Agreement.
On December 31, 2019, we entered into the Administration Agreement, which was approved by our Board. Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, assisting us with the preparation of the financial records that we are required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. At the request of the Adviser or Churchill, the

Administrator also may provide significant managerial assistance on our behalf to those portfolio companies that have accepted an offer to provide such assistance. U.S. Bank, provides use with certain fund administration and bookkeeping services pursuant to a sub-administration agreement with the Administrator.
The continuation of the Administration Agreement was most recently approved by our Board on November 1, 2022 for an additional one-year term expiring on December 31, 2023. Unless earlier terminated as described below, the Administration Agreement will remain in effect for year-to-year if approved annually by a majority of our Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of our independent directors. We may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our Board or the shareholders holding a majority of the outstanding shares of our common stock. In addition, the Adviser may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. To the extent that the Adviser outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Adviser.
Payment of Our Expenses under the Investment Advisory and Administration Agreements
The Adviser, the Sub-Adviser and their affiliates are responsible for bearing the compensation and routine overhead expenses allocable to personnel providing investment advisory and management services to us. We bear all other out-of-pocket costs and expenses of our operations and transactions, including those costs and expenses incidental to the provision of investment advisory and management services to us (such as items in the third and fourth bullets listed below).
•our organizational costs;
•calculating NAV (including the cost and expenses of any independent valuation firm);
•expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisers, or members of their investment teams or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing our rights;
•fees and expenses incurred by the Advisers (and their affiliates) or the Administrator (or its affiliates) payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring investments and portfolio companies on an ongoing basis;
•costs and expenses incurred in connection with the incurrence of leverage and indebtedness, including borrowings, credit facilities, securitizations, margin financing, and including any principal or interest on our borrowings and indebtedness;
•offerings, sales, and repurchases of our shares and other securities;
•fees and expenses payable under any underwriting, dealer manager or placement agent agreements;
•investment advisory fees payable under the Investment Advisory Agreement;
•administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and the Administrator, based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer, and their respective staffs);
•any applicable administrative agent fees or loan arranging fees incurred with respect to portfolio investments by the Advisers, the Administrator or an affiliate thereof;

•costs and expenses incurred in implementing or maintaining third-party or proprietary software tools, programs or other technology;
•transfer agent, dividend agent and custodial fees and expenses;
•federal and state registration fees;
•all costs of registration and listing our shares on any securities exchange;
•federal, state and local taxes;
•independent directors’ fees and expenses, including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent directors;
•costs of preparing and filing reports or other documents required by the SEC or other regulators, and all fees, costs and expenses related to compliance-related matters and regulatory filings related to our activities and/or other regulatory filings, notices or disclosures of the Advisers and their affiliates relating to us and its activities;
•costs of any reports, proxy statements or other notices to shareholders, including printing costs;
•fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;
•direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors, tax preparers and outside legal costs;
•proxy voting expenses;
•all expenses relating to payments of dividends or interest or distributions in cash or any other form made or caused to be made by our Board to or on account of holders of our securities, including in connection with any dividend reinvestment plan or direct stock purchase plan;
•costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;
•the allocated costs incurred by the Advisers and/or the Administrator in providing managerial assistance to those portfolio companies that request;
•allocable fees and expenses associated with marketing efforts on our behalf;
•all fees, costs and expenses of any litigation involving us or our portfolio companies and the amount of any judgments or settlements paid in connection therewith, directors and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to our affairs;
•fees, costs and expenses of winding up and liquidating our assets; and
•all other expenses incurred by us, the Advisers or the Administrator in connection with administering our business.
Expense Support Agreement
On December 31, 20219, we entered into the Expense Support Agreement with the Adviser. The Adviser may pay certain of our expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any of our interest expense. Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates. Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. “Available Operating Fund” means the sum of (i) net investment income (including net realized short-term capital gains reduced by net realized long-term capital losses), (ii) net capital gains (including the excess of net realized long-term capital gains over net realized short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by us to the Adviser.
No Reimbursement Payment will be made for any quarter if: (1) the annualized rate (based on a 365-day year) of regular cash distributions per share of common stock declared by our Board exclusive of returns of capital, distribution rate reductions due to any fees (including to a transfer agent) payable in connection with distributions, and any declared special dividends or distributions (the “Effective Rate of Distributions Per Share”) declared by us at the time of such Reimbursement Payment, is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The “Operating Expense Ratio” is calculated by dividing Operating Expenses (as defined below), less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by our net assets. “Operating Expenses” means all of our operating costs and expenses incurred, as determined in accordance with U.S. GAAP. The Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar quarter, in which case such Reimbursement Payment may be reimbursable in a future calendar quarter.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of our directors who are not interested person, and in some case, the prior approval of the SEC. We, the Advisers and certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates were granted the Order that permits us to co-invest in portfolio companies with certain funds and entities managed by the Advisers or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. We believe that the ability to co-invest with similar investment structures and accounts sponsored or managed by either of the Advisers and their affiliates will provide additional investment opportunities and the ability to achieve greater diversification. Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objective and strategies. Our Board will regularly review the allocation policy of Churchill.

RELATED-PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS
In the ordinary course of business, we may enter into transactions with affiliates and portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any transactions with any persons affiliated with us that are prohibited under the 1940 Act, we have implemented certain policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, and/or certain of our affiliates. We will not enter into any agreements related to any such transactions unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek Board review and approval or exemptive relief for such transaction. Our Board will review such procedures on an annual basis.
Transactions with Related Persons
Investment Advisory Agreement
The Adviser is responsible for the overall management of our activities pursuant to the Investment Advisory Agreement, which includes determining the composition of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes. The Adviser has general oversight over the investment process on our behalf and manages our capital structure, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for our performance under the terms of the Investment Advisory Agreement. The Adviser has delegated substantially all of its day-to-day portfolio-management obligations under the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement.
Most recently, our Board approved the renewal of the Investment Advisory Agreement on November 1, 2022 for an additional one-year term ending December 31, 2023, as described further under “Management and Other Agreements — Board Approval of the Investment Advisory Agreement.” Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year-to-year if approved annually by a majority of our Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of our independent directors.
See “Management and Other Agreements — Investment Advisory Agreement” for more information.
Sub-Advisory Agreement
Churchill serves as our sub-adviser pursuant to the Sub-Advisory Agreement. Churchill provides investment advisory and management services to us. Under the terms of the Sub-Advisory Agreement, Churchill: (i) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (ii) closes and monitors investments; and (iii) determines the securities and other assets to be purchased, retained or sold. The Adviser and Churchill have entered into the Sub-Advisory Agreement, which has been approved by our Board, and the terms of which provide Churchill with broad delegated authority to oversee our portfolio.
Most recently, our Board approved the renewal of the Sub-Advisory Agreement on November 1, 2022 for an additional one-year term ending December 31, 2023, as described further under “Management and Other Agreements — Sub-Advisory Agreement.” Unless earlier terminated as described below, the Sub-Advisory Agreement will remain in effect from year-to-year if approved annually by a majority of our Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of our independent directors.
See “Management and Other Agreements — Sub-Advisory Agreement” for more information.
Administration Agreement
Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, assisting us with the preparation of the financial records that we are required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. The Administrator also assists us in determining and publishing our NAV, overseeing the preparation and filing of tax returns, printing and disseminating reports to shareholders and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to us by others. At the request of the Adviser or the Sub-Adviser, the Administrator will also provide managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance. U.S. Bank provides us with certain fund administration and bookkeeping services pursuant to a sub-administration agreement with the Administrator.
The continuation of the Administration Agreement was most recently approved by the Board on November 1, 2022 for an additional one-year term expiring on December 31, 2023. Unless earlier terminated as described below, the Administration Agreement will remain in effect for year-to-year if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent directors. We may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority of the outstanding shares of our common stock. In addition, the Adviser may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. To the extent that the Adviser outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Adviser.
See “Management and Other Agreements — Administration Agreement” for more information.
Expense Support Agreement
On December 31, 20219, we have entered into the Expense Support Agreement with the Adviser. The Adviser may pay certain of our expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any of our interest expense. Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates. Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. “Available Operating Fund” means the sum of (i) net investment income (including net realized short-term capital gains reduced by net realized long-term capital losses), (ii) net capital gains (including the excess of net realized long-term capital gains over net realized short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by us to the Adviser.
No Reimbursement Payment will be made for any quarter if: (1) the annualized rate (based on a 365-day year) of regular cash distributions per share of common stock declared by our Board exclusive of returns of capital, distribution rate reductions due to any fees (including to a transfer agent) payable in connection with distributions, and any declared special dividends or distributions (the “Effective Rate of Distributions Per Share”) declared by us at the time of such Reimbursement Payment, is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The “Operating Expense Ratio” is calculated by dividing Operating Expenses (as defined below), less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by our net assets. “Operating Expenses” means all of our operating costs and expenses incurred, as determined in accordance with U.S. GAAP. The Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar quarter, in which case such Reimbursement Payment may be reimbursable in a future calendar quarter.

Certain Business Relationships
Certain of our current directors and officers are directors or officers of Churchill or its affiliates. See “Management — Biographical Information.”
Relationship with the Adviser and Churchill and Potential Conflicts of Interest
We, the Adviser and Churchill, and our officers, directors, employees, agents and affiliates may be subject to certain potential conflicts of interest in connection with our activities and investments. For example, the terms of the Investment Advisory Agreement with respect to management and incentive fees may create an incentive for the Adviser to approve and cause us to make more speculative investments than we would otherwise make in the absence of such fee structure. In addition, certain personnel of the Adviser and/or Churchill serve, or may serve, as officers, directors, members or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts or investment vehicles sponsored or managed by them. Similarly, Churchill may have other clients or other accounts with similar, different or competing investment objectives as us. In serving in these multiple capacities, they may have obligations to other clients, other accounts or investors in those entities, the fulfillment of which may not be in the best interests of us or our shareholders. The conflicts of interest described in this prospectus could prevent us from making or disposing of certain investments or making or disposing of certain investments on the terms desired.
Churchill or its affiliates also may earn additional fees related to the securities in which we invest, which may result in conflicts of interests for the senior investment professionals and members of the investment committee making investment decisions. For example, Churchill and its affiliates may act as an arranger, syndication agent, or in a similar capacity with respect to securities in which we invest, in which case Churchill and its affiliates receive compensation from the issuers of such securities, which compensation would be paid to them separately from management fees paid by us. Additionally, affiliates of Churchill may act as the administrative agent on credit facilities under which such securities are issued, which may contemplate additional compensation to such affiliates for the service of acting as administrative agent thereunder. Churchill has separate account, fund-of-one, or other managed account arrangements in place with TIAA or subsidiaries thereof. Consistent with Churchill’s investment allocation policies and the Order, Churchill also may be managing certain securities for us and allocating the same investments to TIAA (or subsidiaries thereof) pursuant to such arrangements, which may lead to conflicts of interest.
The conflicts of interest described herein could prevent us from making or disposing of certain investments or making or disposing of certain investments on the terms desired. In certain instances, it is possible that other entities managed by Churchill or a proprietary account of TIAA may be invested in the same or similar loans or securities as those held by us, and which may be acquired at different times at lower or higher prices. Those investments also may be in securities or other instruments in different parts of the company’s capital structure that differ significantly from the investments held by us, including with respect to material terms and conditions, including, without limitation, seniority, interest rates, dividends, voting rights and participation in liquidation proceeds. To the extent such a conflict occurs, Churchill will attempt to resolve the conflict in a fair and equitable manner. However, there can be no assurance that conflicts will be resolved in our favor. Consequently, in certain instances, these investments may be in positions or interests that are potentially adverse to those taken or held by us. In such circumstances, measures will be taken to address such actual or potential conflicts, which may include, as appropriate, establishing an information barrier between or among the applicable personnel of the relevant affiliated entities (including as between officers of Churchill), requiring recusal of certain personnel from participating in decisions that give rise to such conflicts, or other protective measures as will be established from time to time to address such conflicts.
Further, an affiliate of TIAA may serve as the administrative or other named agent on behalf of the lenders with respect to investments by us and/or one or more of its affiliates. In some cases, investments that are originated or otherwise sourced by Churchill may be funded by a loan syndicate organized by Churchill (“Loan Syndicate”) or its affiliates. The participants in a Loan Syndicate (the “Loan Syndicate Participants”), in addition to us and our affiliates, may include other lenders and various institutional and sophisticated investors (through private investment vehicles in which they invest). The entity acting as agent may serve as an agent with respect to loans made at varying levels of a borrower’s capital structure. Loan Syndicate Participants may hold investments in the same or distinct tranches in the loan facilities of which the portfolio investment is a part or in different positions in the capital structure under such portfolio investment. As is typical in such agency arrangements, the agent is the party responsible for administering and enforcing the terms of the loan facility, may take certain actions and make certain decisions in its discretion, and generally may take material actions only in accordance with the instructions of a designated percentage of the lenders. In the case of loan facilities that include both senior and subordinate tranches, the agent may take actions in accordance with the instructions of the holders of one or more of the senior tranches without any right to vote or consent (except in certain limited circumstances) by the subordinated tranches of such indebtedness. Churchill expects that the portfolio investments held by us and our affiliates may represent less than the amount of debt sufficient to direct, initiate or prevent actions with respect to such loan facility, or a tranche thereof, of which our investment is a part (other than preventing those that require the consent of each lender). As a result of an affiliate of TIAA acting as agent for an agented loan where a Loan Syndicate Participant may own more of the related indebtedness of the obligor or hold indebtedness in a position in the capital structure of an obligor different from that of us and our affiliates, such Loan Syndicate Participants will be in a position to exercise more control with respect to the related loan facility than that which Churchill could exercise on our behalf, and may exercise such control in a manner adverse to our interests.
In addition, TIAA and other client accounts of Churchill, in connection with an advisory relationship with Churchill, may be a limited partner investor in many of the private equity funds that own the portfolio companies in which we will invest, or TIAA (and other private clients managed by Churchill and its affiliates) may otherwise have a relationship with the private equity funds or portfolio companies in which we invest, which may give rise to certain conflicts or limit our ability to invest in such portfolio companies. TIAA (and other private clients managed by Churchill and its affiliates) may also hold passive equity co-investments in such private equity funds or portfolio companies owned by such fund, or in holding companies elsewhere in the capital structure of the private equity fund or portfolio company, which may give rise to certain conflicts for the investment professionals when making investment decisions.
Allocation of Investment Opportunities
Churchill and its affiliates have procedures and policies in place designed to manage the potential conflicts of interest between their fiduciary obligations to us and their similar fiduciary obligations to other clients. An investment opportunity that is suitable for multiple clients of Churchill and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that Churchill’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.
In order to address these issues, Churchill has put in place an investment allocation policy that addresses the restrictions under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities. In the absence of using the Order from the SEC that permits greater flexibility relating to co-investments, Churchill will apply the investment allocation policy to determine which entities will proceed with an investment. When we engage in permitted co-investments, we will do so in a manner consistent with Churchill’s allocation policy. In situations where co-investment with other entities managed by Churchill or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, Churchill will need to decide whether we or such other entity or entities will proceed with the investment. Churchill will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.
Churchill’s allocation policy sets target holds for us and the other accounts managed by Churchill in the ordinary course. The target hold amounts are designed to achieve a high level of diversification in the Company and the other accounts managed by Churchill, generally in the one percent (1%) – two percent (2%) range (but may be greater or lesser than that from time to time, depending on marketing conditions). Target holds may be less than the maximum hold position permitted under the investment restrictions applicable to such account (including the Company), and as a result of the application of the target hold, additional investment capacity may exist, which may go towards co-investment vehicles.

Affiliated Transaction
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of our directors who are not interested persons, and in some case, the prior approval of the SEC. We, the Advisers and certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates were granted the Order, permitting the Company to co-invest in portfolio companies with certain funds and entities managed by the Advisers or their affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. We believe that the ability to co-invest with similar investment structures and accounts sponsored or managed by either of the Advisers and their affiliates will provide additional investment opportunities and the ability to achieve greater diversification. Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objective and strategies. Our Board will regularly review the allocation policy of Churchill.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our shares of common stock, according to information furnished to us by such persons or publicly available filings, as of June 28, 2023 by: (1) our directors; (2) our executive officers; (3) our executive officers and directors as a group; and (4) each person known to us to beneficially own 5% or more of our outstanding shares. Ownership information for those persons who beneficially own 5% or more of the outstanding Shares is based upon filings by such persons with the SEC and other information obtained from such persons. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The percentage ownership is based on 31,099,618 shares of common stock outstanding as of June 28, 2023. The number of shares of common stock held by beneficial owners of 5% or more of our outstanding common stock is as of the date of the applicable SEC filing made by those owners (unless otherwise noted). To our knowledge, except as indicated in the footnotes to the table, each of the shareholders listed below has sole voting and/or investment power with respect to our shares beneficially owned by such shareholder.

Name and Address	Number of Shares Owned	Percentage of Class Outstanding	Percentage of Class Outstanding Immediately After this Offering**
5% Owners
Teachers Insurance and Annuity Association of America (1)	3,671,631	11.81%
Kuvare Insurance Services LP (2)	2,203,203	7.08%
Cresset Partners BDC Fund I, LLC (3)	1,978,238	6.36%
Interested Directors
Kenneth Kencel (4)	19,440	*
Michael Perry (5)	13,609	*
Independent Directors
Reena Aggarwal (6)	7,775	*
David Kirchheimer	47,991	*
Kenneth Miranda (7)	5,832	*
Stephen Potter (8)	19,440	*
James Ritchie	46,637	*
Executive Officers
Shai Vichness (9)	3,888	*
John McCally(10)	2,981	*
Marissa Short	389	*
All officers and directors as a group (10 persons) (11)	167,982	*
_________________
*Less than 1%
**Assumes the issuance of       shares of common stock in this offering.
(1)The address of TIAA is 730 Third Avenue, New York, NY 10017. In connection with our formation, the Company issued and sold 50 shares of our common stock to TIAA for an aggregate purchase price of $1,000. Immediately prior to the Company’s election to be regulated as a BDC under the 1940 Act, SPV I acquired all of the economic equity interests of the Predecessor Entity, a Cayman exempt limited company managed as a collateralized loan obligation vehicle that was managed by Nuveen Alternatives Advisors LLC and sub-advised by Churchill. In connection with the consummation of the Merger, and prior to our election to be regulated as a BDC under the 1940 Act, the Company issued 3,310,540 shares of our common stock to TIAA in exchange for all of the outstanding preference shares of the Predecessor Entity, which was then merged into SPV I, as a result of which the Predecessor Entity became our wholly owned consolidated subsidiary (through its successor-in-interest, SPV I). On May 20, 2022, SPV I changed its name to Churchill NCDLC CLO-I, LLC
(2)The address of Kuvare Insurance Services LP is 55 W. Monroe St., Suite 1930, Chicago, IL 60641.
(3)The address of Cresset Partners BDC Fund I, LLC is 444 W. Lake St. Ste. 4700, Chicago, IL 60606.

(4)Mr. Kencel holds all of his shares of our common stock indirectly through a joint account, pursuant to which he has shared voting and dispositive power. All of Mr. Kencel’s shares of our common stock are pledged as security in a margin loan account. The Adviser consented to such pledge in accordance with the Company’s subscription agreement.
(5)Mr. Perry holds all of his shares of our common stock indirectly through an individual retirement account.
(6)Dr. Aggarwal holds all of her shares of our common stock indirectly through Aggarwal LLC, of which she is CEO and retains sole voting and dispositive power with respect to such shares of our common stock.
(7)All of Mr. Miranda’s shares of our common stock are pledged as security in a margin loan account. The Adviser consented to such pledge in accordance with the Company’s subscription agreement.
(8)Mr. Potter holds all of his shares of our common stock directly through a trust.
(9)All of Mr. Vichness’s shares of our common stock are pledged as security in a margin loan account. The Adviser consented to such pledge in accordance with the Company’s subscription agreement.
(10)Mr. McCally holds all of his shares of our common stock indirectly through a joint account, pursuant to which he has shared voting and dispositive power.
(11)The address for each of the directors and officers of the Company is c/o Nuveen Churchill Direct Lending Corp., 430 Park Avenue, 14th Floor, New York, NY 10022.
Equity Owned by Directors in the Company
The table below shows the dollar range of our equity securities and the aggregate dollar range of equity securities of the Fund Complex that were beneficially owned by each director as of June 28, 2023 stated as one of the following dollar ranges: None; $1-$10,000; $10,001- $50,000; $50,001-$100,000; or Over $100,000.

Name	Dollar Range of Equity Securities Beneficially Owned (1)(2)
Interested Directors
Kenneth Kencel	Over $100,000
Michael Perry	Over $100,000
Independent Directors
Reena Aggarwal	Over $100,000
David Kirchheimer	Over $100,000
Kenneth Miranda	Over $100,000
Stephen Potter	Over $100,000
James Ritchie	Over $100,000
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(1)Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)Dollar ranges were determined using the number of shares of common stock that are beneficially owned as of June 28, 2023, multiplied by our NAV per share as of March 31, 2023, which was $18.01.

DETERMINATION OF NET ASSET VALUE
Investments are valued in accordance with the fair value principles established by FASB ASC Topic 820, Fair Value Measurement (“ASC Topic 820”) and in accordance with the 1940 Act. ASC Topic 820’s definition of fair value focuses on the amount that would be received to sell the asset or paid to transfer the liability in the principal or most advantageous market, and prioritizes the use of market-based inputs (observable) over entity-specific inputs (unobservable) within a measurement of fair value.
ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings, and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:
•Level 1 — Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
•Level 2 — Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of observable input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
Active, publicly traded instruments are classified as Level 1 and their values are generally based on quoted market prices, even if both the market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.
Fair value is generally determined as the price that would be received for an investment in a current sale, which assumes an orderly market is available for the market participants at the measurement date. If available, fair value of investments is based on directly observable market prices or on market data derived from comparable assets. The Company’s valuation policy considers the fact that no ready market may exist for many of the securities in which it invests and that fair value for its investments must be determined using unobservable inputs.
Our Board designated the Adviser as our valuation designee (the “Valuation Designee”) pursuant to Rule 2a-5 under the 1940 Act to determine the fair value of our investments that do not have readily available market quotations, effective beginning in the fiscal quarter ended March 31, 2023. Pursuant to our valuation policy approved by our Board, a valuation committee comprised of employees of the Adviser (the “Valuation Committee”) is responsible for determining the fair value of our assets for which market quotations are not readily available, subject to the oversight of our Board.
With respect to investments for which market quotations are not readily available (Level 3), the Valuation Designee undertakes a multi-step valuation process each quarter, as follows:
•the quarterly valuation process will begin with each portfolio company or investment being initially valued either by the professionals of the applicable investment team or by an independent third-party valuation firm;
•an independent third-party valuation firm, engaged by, or on behalf of, the Company, will value certain portfolio companies and investments;
•to the extent an independent third-party valuation firm has not been engaged by, or on behalf of, the Company to value 100% of the portfolio then a third-party valuation firm engaged by, or on behalf of, the

Company will provide positive assurance on portions of the portfolio each quarter (such that each performing investment will be reviewed by a third-party valuation firm at least once on a rolling 12-month basis and each watch list investment will be reviewed each quarter), including a review of management’s preliminary valuation and conclusion on fair value;
•the Valuation Committee will then review and discuss the valuations with any input, where appropriate, from the independent valuation firms, and determine the fair value of each investment in our portfolio in good faith based on our valuation policy, subject to the oversight of our Board; and
•the Valuation Designee will provide our Board with the information relating to the fair value determination pursuant to our valuation policy in connection with each quarterly Board meeting and discuss with our Board its determination of the fair value of each investment in our portfolio in good faith.
The Valuation Designee makes this fair value determination on a quarterly basis and in such other instances when a decision regarding the fair value of the portfolio investments is required. Factors considered by the Valuation Designee as part of the valuation of investments include credit ratings/risk, the portfolio company's current and projected earnings, current and expected leverage, ability to make interest and principal payments, the estimated remaining life of the investment, liquidity, compliance with applicable loan covenants, price to earnings (or other financial) ratios of the portfolio company and other comparable companies, current market yields and interest rate spreads of similar securities as of the measurement date. Other factors taken into account include changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade. The Valuation Designee may also base its valuation of an investment on recent investments and securities with similar structure and risk characteristics. Churchill obtains market data from its ongoing investment purchase efforts, in addition to monitoring transactions that have closed and are announced in industry publications. External information may include (but is not limited to) observable market data derived from the U.S. loan and equity markets. As part of compiling market data as an indication of current market conditions, management may utilize third-party sources.
The value assigned to these investments is based upon available information and may fluctuate from period to period. In addition, it does not necessarily represent the amount that ultimately might be realized upon a portfolio investment's sale. Due to the inherent uncertainty of valuation, the estimated fair value of an investment may differ from the value that would have been used had a ready market for the security existed, and the difference could be material.
Our Board is responsible for overseeing the Valuation Designee’s process for determining the fair value of the Company’s assets for which market quotations are not readily available, taking into account our valuation risks. To facilitate our Board’s oversight of the valuation process, the Valuation Designee will provide our Board with quarterly reports, annual reports, and prompt reporting of material matters affecting the Valuation Designee’s determination of fair value. As part of our Board’s oversight role, our Board may request and review additional information as may be necessary to be informed of the Valuation Committee’s process for determining the fair value of our investments.
Determinations in Connection with Offerings
In connection with each offering of our shares, to the extent we do not have shareholder approval to sell below NAV, the Valuation Designee will be required to make a good faith determination that we are not selling our shares at a price below the then current NAV of our shares at the time at which the sale is made, as required by Section 63 of the 1940 Act. The Valuation Designee will consider the following factors, among others, in making such determination:
•the NAV of our shares disclosed in the most recent periodic report we filed with the SEC;
•management’s assessment of whether any material change in the NAV of our shares has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV of our shares and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our shares; and

•the magnitude of the difference between (i) a value that the Valuation Designee has determined reflects the current (as of a time within 48 hours excluding Sundays and holidays) NAV of our shares, which is based upon the NAV of our shares disclosed in the most recent periodic report we filed with the SEC, as adjusted to reflect management’s assessment of any material change in the NAV of our shares since the date of the most recently disclosed NAV of our shares, and (ii) the offering price of our shares in the proposed offering.
Moreover, to the extent that there is a possibility that we may (i) issue share of common stock at a price per share below the then current NAV per share at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the NAV per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the NAV per share of common stock within two days prior to any such sale to ensure that such sale will not be below our then current NAV per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the NAV per share to ensure that such undertaking has not been triggered.
These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN
We currently have adopted an “opt in” dividend reinvestment plan. Following the consummation of this offering, we expect to adopt an “opt out” dividend reinvestment plan. As a result of the foregoing, if our Board authorizes, and we declare, a cash dividend or distribution, shareholders that acquire their shares in this offering and do not “opt out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash. Any fractional share otherwise issuable to a participant in the dividend reinvestment plan will instead be paid in cash.
If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per share at the close of regular trading on the NYSE on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed NAV per share, we will issue shares at the greater of (i) the most recently computed NAV per share and (ii) % of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed NAV per share). For example, if the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $24.00 per share, we will issue shares at $24.00 per share. If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $27.00 per share, we will issue shares at $ per share ( % of the current market price). If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $26.00 per share, we will issue shares at $25.00 per share.
If shares are purchased in the open market to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the dollar amount of the cash dividend payable to such shareholder by the weighted average price per share for all shares purchased by the plan administrator in the open market in connection with the dividend.
Following the consummation of this offering, no action will be required on the part of a registered shareholder to have his, her or its distribution paid in shares. A registered shareholder is able to elect to have their dividends and other distributions in cash by notifying us and U.S. Bank (the “Plan Administrator”) in writing so that such notice is received no later than ten calendar days prior to the record date for distributions to the shareholders.
There are no brokerage charges or other charges to shareholders who participate in the dividend reinvestment plan.
The dividend reinvestment plan is terminable by us upon notice in writing mailed to each shareholder of record at least 30 days prior to any record date for the payment of any distribution by us.
During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the dividend reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the dividend reinvestment plan on a Form 1099-DIV that is mailed to shareholders. We reserve the right to amend, suspend or terminate the dividend reinvestment plan. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid under the Investment Advisory Agreement. U.S. Bank acts as the administrator of the dividend reinvestment plan.
For additional discussion regarding the tax implications of participation in the dividend reinvestment plan, see “Certain U.S. Federal Income Tax Considerations.”
Additional information about the dividend reinvestment plan will be available to holders following the consummation of this offering.

DESCRIPTION OF OUR CAPITAL STOCK
The following is a brief description of our securities registered pursuant to Section 12 of the Exchange Act. As of March 31, 2023 and the date hereof, our common stock is the only class of our securities registered under Section 12 of the Exchange Act. This description of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of MGCL, and the full text of our charter and bylaws.
Capital Stock
The authorized stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share, all of which are initially designated as common stock. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under the MGCL, our shareholders generally are not personally liable for our debts or obligations.
Under our Charter, our Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining shareholder approval. As permitted by the MGCL, our Charter provides that the Board, without any action by our shareholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
The following presents our outstanding classes of securities as of June 28, 2023:

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Held by Us or for Our Account
Common Stock	500,000,000	—	31,099,618
Common Stock
All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to our shareholders if, as and when authorized by our Board and declared by us out of assets legally available therefor. Our shares of common stock have no preemptive, conversion or redemption rights and may not be transferred without the consent of the Adviser and may not be transferred if restricted by federal and state securities laws or otherwise by contract. In the event of our liquidation, dissolution or winding up, each Share would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each Share is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our shares of common stock will possess exclusive voting power.
Following this offering, without the prior written consent of the Board:
•for 365 days following this offering (which will include this offering), a shareholder that is affiliated with the Advisers is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any shares of common stock held by such shareholder prior to the date of this offering;
•for 180 days following this offering (which will include this offering), a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 50% of the shares of common stock held by such shareholder prior to the date of this offering; and

•for 270 days following this offering (which will include this offering), a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber the remaining 50% of the shares of common stock held by such shareholder prior to the date of this offering.
This means that, as a result of these transfer restrictions, without the consent of the Board, a shareholder (other than certain individuals and entities affiliated with the Advisers) who owned 100 shares of common stock on the date of this offering could not sell any of such shares for 180 days following this offering; 181 days following this offering, such shareholder could only sell up to 50 of such shares; 271 days following this offering, such shareholder could sell all of such shares.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Our Charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our Charter also permits us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The MGCL and our Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise, the material ones of which are discussed below. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We expect the benefits of these provisions to outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Classified Board of Directors
Our Board is divided into three classes of directors serving staggered terms currently expiring in 2024, 2025, and 2026. Upon expiration of their terms, directors of each class will be elected to serve for three-year terms and until their respective successors are duly elected and qualify, and each year one class of directors will be elected by the shareholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board will help to ensure the continuity and stability of our management and policies.
Election of Directors
Our Bylaws, as authorized by our Charter, provide that the affirmative vote of the holders of a plurality of all votes cast at a meeting of shareholders duly called, and at which a quorum is present, will be required to elect a director. Pursuant to our Charter, our Board may amend the bylaws to alter the vote required to elect directors.
Number of Directors; Vacancies; Removal
Our Charter provides that the number of directors will be set only by the Board in accordance with our Bylaws. Our Bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our Bylaws are amended, the number of directors may never be less than one nor more than nine. Our Charter provides that, at such time as we have at least three independent directors and our shares of our common stock are registered under the Exchange Act, as amended, we will elect to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on the Board. Accordingly, at such time, except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
Our Charter provides that a director may be removed only for cause, as defined in the Charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.
Action by Shareholders
Under the MGCL, shareholder action can be taken only at an annual or special meeting of shareholders or (unless the charter provides for shareholder action by less than unanimous written consent, which our Charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our Bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal indefinitely.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
Our Bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the Board and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the Board or (3) by a shareholder of the Company who is a shareholder of record both at the time of giving of notice provided for in our Bylaws and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) by or at the direction of the Board or (2) provided that the Board has determined that directors will be elected at the meeting, by a shareholder of the Company who is a shareholder of record both at the time of giving of notice provided for in our Bylaws and at the time of the special meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.
The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our Board any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Calling of Special Meetings of Shareholders
Our Bylaws provide that special meetings of shareholders may be called by our Board and certain of our officers. Additionally, our Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter generally provides for approval of charter amendments and extraordinary transactions by the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our Charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the shareholders entitled to cast at least 75% of the votes entitled to be cast on such matter (provided, however, that in connection with subscribing to purchase shares of our common stock prior to the consummation of this offering, each shareholder will grant an irrevocable proxy to our Board to vote their Shares in favor of liquidating or dissolving the Company if the Company does not effectuate this offering within 5 years of the initial closing of the Company’s private offering, subject to up to two 1-year extensions in the discretion of the Board). However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board or (3) any successor directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.
Our Charter and Bylaws provide that the Board will have the exclusive power to make, alter, amend or repeal any provision of our Bylaws.
No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Control Share Act (as defined and discussed below), as permitted by the MGCL, our Charter provides that shareholders will not be entitled to exercise appraisal rights unless a majority of the Board determines such rights apply.
Control Share Acquisitions
The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
The requisite shareholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the Board of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our Bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our Bylaws to be subject to the Control Share Act only if the Board determines that it would be in our best interests to do so.

Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:
•any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.
A person is not an interested shareholder under this statute if the Board approved in advance the transaction by which the shareholder otherwise would have become an interested shareholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the Board of the corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.
These super-majority vote requirements do not apply if the corporation’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board before the time that the interested shareholder becomes an interested shareholder. We expect our Board to adopt a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board, including a majority of the directors who are not “interested persons” as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time; however, our Board will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the Board determines that it would be in our best interests and if the Securities and Exchange Commission staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Conflict with 1940 Act
Our Bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Act (if we amend our Bylaws to be subject to such Act) and the Business Combination Act, or any provision of our Charter or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.
Exclusive Forum
Our Charter and Bylaws provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, the Charter or Bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine will be a federal or state court located in the state of Maryland, provided that to the extent the appropriate court located in the state of Maryland determines that it does not have jurisdiction over such action, then the sole and exclusive forum will be any federal or state court located in the state of Maryland. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the shareholder at the shareholder’s address as it appears on the records of the Company, with postage thereon prepaid.
Transfer and Resale Restrictions
Following this offering, our shareholders will be subject to lock-up restrictions pursuant to which they will be prohibited from selling shares of our common stock for a certain period after the date of this offering. The specific terms of this restriction and any other limitations on the sale of our shares of common stock in connection with or following this offering will be agreed in advance between our board of directors and our Adviser, acting on behalf of our investors, and the underwriters of this offering or other similar institutions, acting on our behalf, in connection with a listing.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our common stock. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, this discussion does not describe tax consequences that we have assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including persons who hold our common stock as part of a straddle or a hedging, integrated or constructive sale transaction, persons subject to the alternative minimum tax, tax-exempt organizations, insurance companies, brokers or dealers in securities, pension plans and trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire an interest in the Company in connection with the performance of services, and financial institutions. Such persons should consult with their own tax advisers as to the U.S. federal income tax consequences of an investment in our common stock, which may differ substantially from those described herein. This discussion assumes that shareholders hold our common stock as capital assets (within the meaning of the Code).
The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this Registration Statement and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding any matter discussed herein. Prospective investors should be aware that, although we intend to adopt positions we believe are in accord with current interpretations of the U.S. federal income tax laws, the Internal Revenue Service (“IRS”) may not agree with the tax positions taken by us and that, if challenged by the IRS, our tax positions might not be sustained by the courts. This summary does not discuss any aspects of U.S. estate, alternative minimum, or gift tax or foreign, state or local tax. It also does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
For purposes of this discussion, a “U.S. Shareholder” generally is a beneficial owner of our common stock that is for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation (or other entity treated as a corporation) organized in or under the laws of the U.S. or of any political subdivision thereof;
•a trust if either (i) a court within the United States is able exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A “Non-U.S. Shareholder” is a beneficial owner of our common stock that is not a U.S. Shareholder or a partnership for U.S. tax purposes.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding our common stock should consult its tax advisers with respect to the purchase, ownership and disposition of such shares.
Tax matters are very complicated and the tax consequences to an investor of an investment in our common stock will depend on the facts of his, her or its particular situation.
Taxation as a Regulated Investment Company
We have elected to be treated, and intend to qualify each year, as a RIC. As a RIC, we generally will not be subject to U.S. federal income tax on any ordinary income or capital gains that we distribute to our shareholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax benefits, we generally must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).
If we:
•qualify as a RIC; and
•satisfy the Annual Distribution Requirement,
then we will not be subject to U.S. federal income tax on the portion of our income we timely distribute (or are deemed to distribute) to our shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.
In addition, we will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (i) 98% of our net ordinary income for each calendar year, (ii) 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) certain undistributed amounts from previous years on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While we intend to distribute any income and capital gains in order to avoid imposition of this 4% U.S. federal excise tax, we may not be successful in avoiding entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
•continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and
•diversify our holdings so that at the end of each quarter of the taxable year:
◦at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
◦no more than 25% of the value of our assets is invested in the (i) securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) securities, other than securities of other RICS, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).
We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount.

Although we do not presently expect to do so, we are authorized to borrow funds, to sell assets and to make taxable distributions of our stock and debt securities in order to satisfy distribution requirements. Our ability to dispose of assets to meet our distribution requirements may be limited by (i) the illiquid nature of our portfolio and/or (ii) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. If we are unable to obtain cash from other sources to satisfy the Annual Distribution Requirement, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.
Under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If we are prohibited from making distributions, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effect of these provisions.
A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may, for U.S. federal income tax purposes, have aggregate taxable income for several years that we are required to distribute and that is taxable to our shareholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a shareholder may receive a larger capital gain distribution than it would have received in the absence of such transactions.
Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty can be as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its shareholders.
If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if we make a distribution in an amount equal to any "excess distribution" or gain from the disposition of such shares as a taxable dividend by us to our shareholders. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. We intend to limit and/or manage our holdings in PFICs to minimize our liability for any taxes and related interest charges.
If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation or 10% or more of the total value of all classes of shares of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and such income will be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax.
Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our shareholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.
A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. In accordance with certain applicable Treasury regulations and guidance published by the IRS, a publicly offered RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all shareholders must be at least 20% of the aggregate declared distribution. If too many shareholders elect to receive cash, the cash available for distribution must be allocated among shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any shareholder, electing to receive cash, receive less than the lesser of (a) the portion of the distribution such shareholder elected to receive in cash, or (b) an amount equal to his or her entire distribution times the percentage limitation on cash available for distribution. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or published guidance.
Failure to Qualify as a RIC
If we fail to qualify for treatment as a RIC, and certain curative provisions are not applicable, we would be subject to tax on all of our taxable income (including our net capital gains) at regular corporate rates. We would not be able to deduct distributions to our shareholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain holding period and other limitations under the Code, our corporate shareholders may be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate shareholders generally may be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings attributable to the period we failed to qualify as a RIC by the end of the first year that we intend to requalify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.
The remainder of this discussion assumes that we qualify for RIC tax treatment for each taxable year.
Taxation of U.S. Shareholders
Distributions by us generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to our shareholders taxed at individual rates are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of our shareholders taxed at individual rates, regardless of the U.S. Shareholder’s holding period for his, her or its shares of our common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such shareholder’s shares of our common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.
We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s adjusted tax basis for his, her or its shares of our common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a deemed distribution.
For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to our shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the dividend was declared.

With respect to the reinvestment of dividends, if a U.S. Shareholder owns shares of our common stock registered in its own name, the U.S. Shareholder will have all cash distributions automatically reinvested in additional shares of our common stock unless the U.S. Shareholder opts out of the reinvestment of dividends by delivering a written notice to our dividend paying agent no later than ten calendar days prior to the record date of the next dividend or distribution. Any distributions reinvested will nevertheless remain taxable to the U.S. Shareholder. The U.S. Shareholder will have an adjusted tax basis in the additional shares of our common stock purchased through the reinvestment equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. Shareholder’s account.
If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution. However, the shareholder will be taxed on the distribution as described above, despite the fact that, economically, it may represent a return of his, her or its investment.
A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in our common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
In general, U.S. Shareholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of recognized net long-term capital gains over recognized net short-term capital losses, subject to certain adjustments), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. Shareholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes gross income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses), reduced by certain deductions allocable to such income. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
Under applicable Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. Shareholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.
We (or the applicable withholding agent) will send to each of our U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.
We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to certain U.S. Shareholders (i) who fail to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies us that such shareholder furnished an incorrect taxpayer identification number or failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number generally is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.
If we are not a publicly offered RIC for any period, a non-corporate U.S. Shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the shareholder and will not be deductible for non-corporate U.S. taxpayers for taxable years beginning before January 1, 2026. For taxable years beginning after December 31, 2025, these expenses will be deductible to non-corporate U.S. taxpayers only to the extent they exceed 2% of such a shareholder’s adjusted gross income.
A U.S. Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Shareholder of the activities we propose to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Shareholder generally should not be subject to U.S. taxation solely as a result of the shareholder’s ownership of our common stock and receipt of dividends with respect to such common stock. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Shareholder. Therefore, a tax-exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and dividends we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Legislation has been introduced in Congress in the past, and may be introduced again in the future, which would change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate mortgage investment conduits, which we do not currently plan to do, that could result in a tax-exempt U.S. Shareholder recognizing income that would be treated as UBTI.
Taxation of Non-U.S. Shareholders
The following discussion only applies to certain Non-U.S. Shareholders. Whether an investment in the shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisers before investing in our common stock.
Distributions of our “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Shareholders directly) will be subject to U.S. withholding of federal tax imposed at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding is required with respect to certain distributions if (i) the distributions are properly reported as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be provided as to whether any of our distributions will be reported as eligible for this exemption. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and if an income tax treaty applies, such distributions are attributable to a permanent establishment maintained by the Non-U.S. Shareholder within the United States), we will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)
Actual or deemed distributions of our net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale of our common stock, will generally not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and if an income tax treaty applies, such distributions or gains are attributable to a permanent establishment maintained by the Non-U.S. Shareholder within the United States).
Under our reinvestment of dividends policy, if a Non-U.S. Shareholder owns shares of our common stock registered in its own name, the Non-U.S. Shareholder will have all cash distributions automatically reinvested in additional shares of our common stock unless it opts out of the reinvestment of dividends by delivering a written notice to our dividend paying agent no later than ten calendar days prior to the record date of the next dividend or distribution. If the distribution is a distribution of our investment company taxable income, is not designated by us as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Shareholder within the United States), the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax imposed at a rate of 30% (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in our common stock. The Non-U.S. Shareholder will have an adjusted tax basis in the additional common stock purchased through the reinvestment equal to the amount reinvested. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the Non-U.S. Shareholder’s account.
The tax consequences to Non-U.S. Shareholders that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. Shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.
If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a refund claim even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Shareholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be advisable for a Non-U.S. Shareholder.
We must generally report to our Non-U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Information reporting requirements may apply even if no withholding was required, for example if the distributions were effectively connected with the Non-U.S. Shareholder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 24%). Backup withholding, however, generally will not apply to distributions to a Non-U.S. Shareholder of our common stock, provided the Non-U.S. Shareholder furnishes to us the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a Non-U.S. Shareholder’s U.S. federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that either fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners), or that reside in a jurisdiction that has not entered into an agreement with the United States to collect and share such information. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in subsequent proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and certain transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a Non-U.S. Shareholder and the status of the intermediaries through which they hold their shares, Non-U.S. Shareholders could be subject to this 30% withholding tax with respect to distributions on their shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.
Non-U.S. Shareholders should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

REGULATION
We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.
In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.
We are not generally able to issue and sell our common stock at a price below NAV per share. We may, however, issue and sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if (1) our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and (2) our shareholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.
Under the 1940 Act, the ratio of a BDC’s total assets (less total liabilities other than indebtedness represented by senior securities) to its total indebtedness represented by senior securities plus preferred stock, if any, must be at least 200%. However, the Small Business Credit Availability Act, enacted in March 2018, has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. In that regard, our Board and TIAA (as the Company’s initial shareholder) approved a proposal to adopt an asset coverage ratio of 150% in connection with the organization of the Company. The 150% asset coverage ratio became applicable to the Company on December 26, 2019. This means that generally, we can borrow up to $2 for every $1 of investor equity). We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, prior approval by the SEC.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, if any, it should be noted that such investments might subject our shareholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental, and thus may be changed without shareholder approval.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:
(1)Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
(a)is organized under the laws of, and has its principal place of business in, the United States;
(b)is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)satisfies any of the following:
(i)does not have any class of securities that is traded on a national securities exchange;
(ii)has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or
(iv)is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)Securities of any eligible portfolio company controlled by us.
(3)Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(5)Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company, but may exist in other circumstances based on the facts and circumstances.
The regulations defining qualifying assets may change over time. The Company may adjust its investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions

Managerial Assistance to Portfolio Companies
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. A BDC must also offer to make available to the issuer of the qualifying assets significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance. The Administrator or its affiliate provides such services on our behalf to portfolio companies that accept our offer of managerial assistance.
Temporary Investments
Pending investment in other types of qualifying assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be qualifying assets. We may invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. government or its agencies.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares of capital stock that it may have outstanding at any time. Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) shareholders authorize the proposal to issue such warrants, and our Board approves such issuance on the basis that the issuance is in our best interests and the shareholders best interests and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock.
Senior Securities; Asset Coverage Ratio
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if immediately after such borrowing or issuance, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150%. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to the Company’s Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.”
We currently have in place the Subscription Facility, the Wells Fargo Financing Facility, the SMBC Financing Facility, the SMBC Revolving Facility, and the 2022 Debt Securitization. In the future, we may enter into additional credit facilities and term debt securitizations. Shareholders will indirectly bear the costs associated with any borrowings under our credit facilities, including increased management fees payable to the Adviser as a result of such borrowings. In connection with our credit facilities and the 2022 Debt Securitizations, we have pledged assets, commitments and/or drawdowns and are subject to positive or negative covenants that could have an effect on our operations.
Codes of Ethics
We and each of the Advisers are each subject to a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions by our officers and the Adviser’s employees. We have also adopted a separate code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions by our independent directors. Individuals subject to these codes are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with such code’s requirements. You may obtain copies of these codes of ethics by e-mailing our Adviser at NCDL-IR@churchillam.com, or by writing to our Adviser at Investor Relations c/o Churchill Asset Management, 430 Park Avenue, 14th Floor, New York, NY 10022. The code of ethics is also available on the EDGAR database on the SEC’s Internet site at www.sec.gov.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of our directors who are not interested person, and in some case, the prior approval of the SEC. We, the Advisers and certain other funds and accounts sponsored or managed by either of the Advisers and/or their affiliates were granted the Order permitting us to co-invest in portfolio companies with certain funds and entities managed by the Advisers or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the Order. We believe that the ability to co-invest with similar investment structures and accounts sponsored or managed by either of the Advisers and their affiliates will provide additional investment opportunities and the ability to achieve greater diversification. Pursuant to the Order, we are permitted to co-invest with our affiliates if a ‘‘required majority’’ (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including, but not limited to, that (1) the terms of the potential co-investment transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned, and (2) the potential co-investment transaction is consistent with the interests of our shareholders and is consistent with our then-current investment objective and strategies. Our Board regularly reviews the allocation policy of Churchill.
Proxy Voting Policies and Procedures
The Board has delegated the responsibility for voting proxies relating to portfolio securities held by the Company to the Adviser, and has approved the delegation of such responsibility from the Adviser to Churchill, and has directed Churchill to vote proxies relating to portfolio securities held by the Company consistent with the duties and procedures set forth in Churchill’s policies and procedures. Churchill may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner consistent with the duties and procedures set forth in such policies and procedures, to ensure that such proxies are voted on a timely basis and to provide reporting and/or record retention services in connection with proxy voting for the Company.
Churchill acts as a fiduciary of the Company and must vote proxies in a manner consistent with the best interests of the Company and its shareholders. In discharging this fiduciary duty, Churchill must maintain and adhere to its policies and procedures for addressing conflicts of interest and must vote proxies in a manner substantially consistent with its policies, procedures and guidelines, as presented to the Board.
Any actual or potential conflicts of interest between the Company and Churchill arising from the proxy voting process will be addressed by the application of Churchill’s proxy voting procedures. In the event Churchill determines that a conflict of interest cannot be resolved under Churchill’s proxy voting procedures, Churchill is responsible for notifying the Board or the Audit Committee of such irreconcilable conflict of interest and assisting the Board or the Audit Committee with any actions it determines are necessary.

Proxy Policies
Churchill will vote all proxies relating to our portfolio securities in the best interest of our shareholders. Churchill reviews on a case-by-case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by the Company. Although Churchill will generally vote against proposals that may have a negative impact on our clients’ portfolio securities, Churchill may vote for such a proposal if there exist compelling long-term reasons to do so. Churchill will abstain from voting only in unusual circumstances and where there is a compelling reason to do so. Churchill may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner consistent with the duties and procedures set forth in its policies and procedures, to ensure that such proxies are voted on a timely basis and to provide reporting and/or record retention services in connection with proxy voting for the Company.
Churchill’s proxy voting decisions are made by members of the applicable Investment Team who are responsible for monitoring each of our investments. Any actual or potential conflicts of interest between the Company and Churchill arising from the proxy voting process will be addressed by the application of the Churchill’s proxy voting procedures. In the event Churchill determines that a conflict of interest cannot be resolved under Churchill’s proxy voting procedures, Churchill will be responsible for notifying the Board or the audit committee of the Board of such irreconcilable conflict of interest and assisting the Board or the audit committee of the Board with any actions it determines are necessary.
Proxy Voting Records
You may obtain information about how Churchill voted proxies by making a written request for proxy voting information to: Nuveen Churchill Direct Lending Corp., 430 Park Avenue, 14th Floor, New York, NY 10022, Attention: Chief Compliance Officer, John D. McCally or by emailing our investor relations team at NCDL-IR@churchillam.com.
Privacy Policy
The following information is provided to help investors understand what personal information the Company collects, how the Company protects that information and why, in certain cases, the Company may share information with select other parties.
In order to provide you with individualized service, the Company collects certain nonpublic personal information about you from information you provide on your subscription agreement or other forms (such as your address and social security number), and information about your account transactions with the Company (such as purchases of our shares and account balances). The Company may also collect such information through your account inquiries by mail, email, telephone, or web site.
The Company does not disclose any nonpublic personal information about you to anyone, except as permitted by law. Specifically, so that the Company, the Advisers and their affiliates may continue to offer services that best meet your investing needs, the Company may disclose the information we collect, as described above, to companies that perform administrative or marketing services on behalf of the Company, such as transfer agents, or printers and mailers that assist us in the distribution of investor materials. These companies will use this information only for the services for which they have been hired, and are not permitted to use or share this information for any other purpose.
We will continue to adhere to the privacy policies and practices described in this notice if you no longer hold our shares of the Company.
The Company and the Advisers maintain internal security procedures to restrict access to your personal and account information to those officers and employees who need to know that information to service your account. The Company maintains physical, electronic and procedural safeguards to protect your nonpublic personal information.

Reporting Obligations
We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law. We are required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Exchange Act.
Other
We expect to be periodically examined by the SEC for compliance with the 1940 Act and the Exchange Act, and are subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We intend to operate as a non-diversified management investment company; however, we are currently and may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the 1940 Act.
We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish them to, the SEC.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.
Prior to this offering, we had          shares of our common stock outstanding. Upon completion of this offering          shares of our common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares of our common stock,          shares of our common stock will be issued and outstanding immediately after the completion of this offering.
Rule 144
Prior to the consummation of this offering, up to          shares of our common stock outstanding will not be considered “restricted” securities under the meaning of Rule 144 and will be eligible for resale pursuant to Rule 144 and shares of our common stock outstanding will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below. See “Risk Factors—Risks Related to an Investment in Our Common Stock—Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.”
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).
Transfer Restrictions
Pursuant to the terms of the subscription agreements entered into with our investors, following this offering, without the prior written consent of the Board:
•for 365 days following the consummation of this offering, a shareholder that is affiliated with the Advisers is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any shares of common stock held by such shareholder prior to the date of this offering;
•for 180 days following the consummation of this offering, a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 50% of the shares of common stock held by such shareholder prior to the date of this offering; and

•for 270 days following the consummation of this offering, a shareholder (other than certain individuals and entities affiliated with the Advisers) is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber the remaining 50% of the shares of common stock held by such shareholder prior to the date of this offering.
This means that, as a result of these transfer restrictions, without the consent of the Board, a shareholder (other than certain individuals and entities affiliated with the Advisers) who owned 100 shares of common stock on the date of this offering could not sell any of such shares for 180 days following this offering; 181 days following this offering, such shareholder could only sell up to 50 of such shares; 271 days following this offering, such shareholder could only sell all of such shares.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters.          and          are acting as representatives of the several underwriters. We have entered into an underwriting agreement with            , as representatives of the several underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
The underwriters have an option to buy up to          additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows

the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares	With option to purchase additional shares
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, and up to $        reimbursement of certain underwriters’ counsel fees in connection with the review of the terms of this offering by the Financial Industry Regulatory Authority, Inc., but excluding the underwriting discounts and commissions, will be approximately $        million.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We and our executive officers and directors have agreed for a period of days after the date of this prospectus, subject to certain customary exceptions, (i) not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock or (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of our common stock or other securities, in cash or otherwise, without the prior written consent of the representatives on behalf of the underwriters. In addition, the existing transfer restrictions imposed upon certain of our shareholders may not be amended or terminated without the consent of the representatives of the underwriters. For a discussion on the existing transfer restrictions of certain of our shareholders, see “Risk Factors – Risks Related to an Investment in our Common Stock - Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply to have our shares of common stock listed on the NYSE under the symbol “NCDL.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.
The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Principal Business Addresses
The principal business address of           is          .
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors In Canada
Common Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of Common Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors In Singapore
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the

SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
1.to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
2.where no consideration is or will be given for the transfer;
3.where the transfer is by operation of law;
4.as specified in Section 276(7) of the SFA; or
5.as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors In The Dubai International Finance Centre
This document relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).
The DFSA has not approved this document nor has any responsibility for reviewing or verifying any document or other documents in connection with this company. Accordingly, the DFSA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.
The shares have not been offered and will not be offered to any persons in the Dubai International Financial Centre except on that basis that an offer is:
i.an ‘‘Exempt Offer’’ in accordance with the Markets Rules (MKT) module of the DFSA; and
ii.made only to persons who meet the Professional Client criteria set out in Rule 2.3.2 of the DFSA Conduct of Business Module
This documents must not, therefore, be delivered to, or relied on by, any other type of person.
The fund to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective purchasers should conduct their own due diligence on the Fund.
The DFSA has not taken steps to verify the information set out in this document, and has no responsibility for it. If you do not understand the contents of this document you should consult an authorised financial adviser.
Notice to Prospective Investors In Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This

Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.
The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.
This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors In Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
Our securities and loan documents are held by U.S. Bank pursuant to a custody agreement, and also serves as our transfer agent, distribution paying agent and registrar. The principal business address of U.S. Bank is One Federal Street, 3rd Floor, Boston, MA 02110.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our Board, Churchill will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Churchill does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. Churchill generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, Churchill may select a broker based upon brokerage or research services provided to Churchill and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if Churchill determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS
The validity of the common stock offered hereby and certain legal matters for us in connection with the offering will be passed upon for us by Eversheds Sutherland (US) LLP. Eversheds Sutherland (US) LLP also represents the Advisers. Certain legal matters in connection with the offering will be passed upon for the underwriters by Ropes & Gray LLP.
EXPERTS
The financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 and the senior securities table under the heading “Senior Securities,” included in this Prospectus have been so included in reliance on the reports of , an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the shares of our common stock offered by this prospectus. The registration statement contains additional information about us and the shares of our common stock being offered by this prospectus.
We also file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.
We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.
We make available on our website (www.churchillam.com/nuveen-churchill-direct-lending-corp) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website and in our reports filed with the SEC is not a part of this registration statement.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nuveen Churchill Direct Lending Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Nuveen Churchill Direct Lending Corp. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2022 and 2021 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2023
We have served as the Company’s auditor since 2019.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(dollars in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets
Investments
Non-controlled/non-affiliated company investments, at fair value (amortized cost of $1,225,573 and $770,298, respectively)	$1,200,376	$773,013
Cash and cash equivalents	39,270	35,186
Restricted cash	50	50
Due from adviser expense support (See Note 4)	1,147	2,651
Interest receivable	11,898	4,748
Receivable for investments sold	719	5,207
Contribution receivable	458	—
Prepaid expenses	41	64
Total assets	$1,253,959	$820,919
Liabilities
Secured borrowings (net of $5,675 and $3,682 deferred financing costs, respectively) (See Note 5)	$699,772	$406,365
Payable for investments purchased	56	25,744
Interest payable	8,812	2,073
Due to adviser expense support (See Note 4)	1,147	2,651
Management fees payable	2,211	1,376
Distributions payable	14,325	7,640
Directors’ fees payable	96	96
Accounts payable and accrued expenses	2,583	923
Total liabilities	$729,002	$446,868
Commitments and contingencies (See Note 6)
Net Assets: (See Note 7)
Common shares, $0.01 par value, 500,000,000 and 500,000,000 shares authorized, 28,650,548 and 19,293,813 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	$287	$193
Paid-in-capital in excess of par value	548,600	370,426
Total distributable earnings (loss)	(23,930)	3,432
Total net assets	$524,957	$374,051
Total liabilities and net assets	$1,253,959	$820,919
Net asset value per share (See Note 8)	$18.32	$19.39

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2022	2021	2020
Investment income:
Non-controlled/non-affiliated company investments:
Interest income	$79,868	$34,902	$13,018
Payment-in-kind interest income	789	113	28
Dividend income	225	213	—
Other income	1,571	1,062	257
Total investment income	82,453	36,290	13,303
Expenses:
Interest and debt financing expenses	25,695	9,827	4,486
Management fees (See Note 4)	7,464	4,049	1,522
Professional fees	1,811	1,316	1,299
Directors' fees	383	383	383
Administration fees (See Note 4)	1,111	660	534
Other general and administrative expenses	708	324	288
Total expenses before expense support	37,172	16,559	8,512
Expense support (See Note 4)	(179)	(522)	(424)
Net expenses after expense support	36,993	16,037	8,088
Net investment income	45,460	20,253	5,215
Realized and unrealized gain (loss) on investments:
Net realized gain (loss) on non-controlled/non-affiliated company investments	(262)	819	409
Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments	(27,912)	6,194	(3,479)
Total net realized and unrealized gain (loss) on investments	(28,174)	7,013	(3,070)
Net increase (decrease) in net assets resulting from operations	$17,286	$27,266	$2,145
Per share data:
Net investment income per share - basic and diluted	$1.95	$1.58	$1.05
Net increase (decrease) in net assets resulting from operations per share - basic and diluted	$0.74	$2.12	$0.43
Weighted average common shares outstanding - basic and diluted	23,279,341	12,849,333	4,964,753

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2022	2021	2020
Increase (decrease) in net assets resulting from operations:
Net investment income	$45,460	$20,253	$5,215
Net realized gain (loss) on investments	(262)	819	409
Net change in unrealized appreciation (depreciation) on investments	(27,912)	6,194	(3,479)
Net increase (decrease) in net assets resulting from operations	17,286	27,266	2,145
Shareholder distributions:
Distributions declared from earnings (1)	(44,567)	(20,320)	(5,637)
Net increase (decrease) in net assets resulting from shareholder distributions	(44,567)	(20,320)	(5,637)
Capital share transactions:
Issuance of common shares, net	174,964	209,140	94,920
Reinvestment of shareholder distributions	3,223	324	2
Net increase (decrease) in net assets resulting from capital share transactions	178,187	209,464	94,922
Total increase (decrease) in net assets	150,906	216,410	91,430
Net assets, at beginning of period	374,051	157,641	66,211
Net assets, at end of period	$524,957	$374,051	$157,641
_______________
(1)For the years ended December 31, 2022, 2021 and 2020, distributions declared from earnings were derived from net investment income and capital gains. Refer to "Note 9. Income Tax" for further details.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$17,286	$27,266	$2,145
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities
Purchase of investments	(502,250)	(610,690)	(211,197)
Proceeds from principal repayments and sales of investments	49,264	181,074	51,942
Payment-in-kind interest	(789)	(112)	(16)
Amortization of premium/accretion of discount, net	(1,762)	(1,013)	(278)
Net realized (gain) loss on investments	262	(819)	(409)
Net change in unrealized (appreciation) depreciation on investments	27,912	(6,194)	3,479
Amortization of deferred financing costs	1,408	889	315
Amortization of offering costs	(82)	(68)	(77)
Changes in operating assets and liabilities:
Due from adviser expense support	1,504	(248)	(707)
Interest receivable	(7,150)	(2,720)	(183)
Receivable for investments sold	4,488	(4,261)	1,630
Prepaid expenses	23	(26)	(38)
Other assets	—	128	(128)
Payable for investments purchased	(25,688)	25,744	—
Interest payable	6,739	797	77
Due to adviser expense support	(1,504)	248	707
Due to affiliate	—	—	(9)
Management fees payable	835	848	197
Directors’ fees payable	—	—	73
Accounts payable and accrued expenses	1,660	38	334
Net cash provided by (used in) operating activities	(427,844)	(389,119)	(152,143)
Cash flows from financing activities:
Proceeds from issuance of common shares	174,588	209,208	94,997
Shareholder distributions	(34,659)	(14,712)	(3,279)
Proceeds from secured borrowings	762,200	329,400	147,747
Repayments of secured borrowings	(466,800)	(111,535)	(74,000)
Payments of deferred financing costs	(3,401)	(664)	(4,135)
Net cash provided by (used in) financing activities	431,928	411,697	161,330
Net increase (decrease) in Cash and Cash Equivalents and Restricted Cash	4,084	22,578	9,187
Cash and Cash Equivalents and Restricted Cash, beginning of period	35,236	12,658	3,471
Cash and Cash Equivalents and Restricted Cash, end of period	$39,320	$35,236	$12,658
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$17,548	$9,735	$4,248
Cash paid during the period for taxes	$—	$—	$4
Supplemental disclosure of non-cash flow Information:
Reinvestment of shareholder distributions	$3,223	$324	$2

The following tables provide a reconciliation of cash and cash equivalents and restricted cash reported on the consolidated Statements of Assets and Liabilities that sum to the total of comparable amounts on the Consolidated Statements of Cash Flows (dollars in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$39,270	$35,186	$12,608
Restricted cash	50	50	50
Total cash and cash equivalents and restricted cash shown on the Consolidated Statements of Cash Flows	$39,320	$35,236	$12,658

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Investments
Debt Investments
Aerospace & Defense
AEgis Technologies	(6) (13)	First Lien Term Loan	L + 6.00%	10.77%	10/31/2025	$14,807	$14,700	$14,375	2.74%
Arotech	(6) (13)	First Lien Term Loan	L + 6.25%	10.64%	10/22/2026	9,297	9,200	8,614	1.64%
Arotech (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.25%	11.02%	10/22/2026	452	450	419	0.08%
Loc Performance Products	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	12/22/2026	7,350	7,272	6,954	1.33%
Valkyrie		Subordinated Debt	N/A	10.50% (Cash) 1.00%(PIK)	11/17/2027	2,808	2,754	2,748	0.52%
Total Aerospace & Defense							34,376	33,110	6.31%

Automotive
American Auto Auction Group	(6) (13) (15)	First Lien Term Loan	S + 5.00%	9.59%	12/30/2027	10,627	10,533	8,348	1.59%
Classic Collision (Delayed Draw) (Incremental)	(6) (11) (13)	First Lien Term Loan	L + 5.75%	10.89%	1/14/2026	7,010	6,293	6,093	1.16%
Classic Collision (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.89%	1/14/2026	7,830	7,766	7,607	1.45%
Collision Right	(13)	First Lien Term Loan	S + 4.75%	9.34%	4/14/2028	4,838	4,808	4,733	0.90%
Collision Right (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.34%	4/14/2028	506	(4)	(11)	—%
Covercraft		Subordinated Debt	N/A	10.00% (Cash) 0.75%(PIK)	2/21/2028	7,422	7,299	7,167	1.37%
Covercraft (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 0.75%(PIK)	2/21/2028	4,386	—	(150)	(0.03%)
JEGS Automotive	(6)	First Lien Term Loan	L + 6.00%	10.77%	12/22/2027	4,029	3,995	3,773	0.72%
JEGS Automotive (Delayed Draw)	(11)	First Lien Term Loan	L + 5.75%	10.52%	12/22/2027	930	—	(59)	(0.01%)
OEP Glass Purchaser	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	4/18/2028	14,888	14,751	14,443	2.75%
Randys Holdings, Inc	(9) (13)	First Lien Term Loan	S + 6.50%	11.09%	11/1/2028	11,250	11,028	11,031	2.10%
Randys Holdings, Inc (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.50%	11.09%	11/1/2028	3,750	—	(73)	(0.01%)
S&S Truck Parts	(6) (13)	First Lien Term Loan	S + 4.75%	9.34%	3/1/2029	6,928	6,865	6,890	1.31%
S&S Truck Parts	(13)	First Lien Term Loan	S + 4.75%	9.11%	3/1/2029	1,171	1,160	1,164	0.22%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.34%	3/1/2029	98	—	(1)	—%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.11%	3/1/2029	1,740	1,592	1,583	0.30%
Total Automotive							76,086	72,538	13.82%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Banking, Finance, Insurance, Real Estate
Allied Benefit Systems	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	11/18/2026	5,991	5,951	5,889	1.12%
Bankruptcy Management Solutions Inc	(6)	First Lien Term Loan	S + 4.50%	8.86%	2/28/2025	3,850	3,869	3,824	0.73%
Coding Solutions Acquisitions	(6) (9) (13)	First Lien Term Loan	S + 5.50%	9.86%	5/11/2028	6,497	6,436	6,367	1.21%
Coding Solutions Acquisitions (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.11%	5/11/2028	1,967	—	(39)	(0.01%)
Long Term Care Group	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/8/2027	6,654	6,598	6,521	1.25%
Patriot Growth Insurance Service (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 5.75%	10.52%	10/14/2028	7,199	450	319	0.06%
Risk Strategies (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.09%	11/1/2026	11,045	332	145	0.03%
Risk Strategies (Delayed Draw)	(9)	First Lien Term Loan	S + 5.50%	10.09%	11/1/2026	3,945	3,945	3,839	0.73%
Vensure Employer Services	(6) (13)	First Lien Term Loan	S + 4.75%	9.34%	3/26/2027	14,806	14,754	14,486	2.76%
World Insurance Associates	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	1,981	1,965	1,912	0.36%
World Insurance Associates (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	5,005	2,472	2,298	0.44%
World Insurance Associates (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	8,000	8,000	7,721	1.47%
Total Banking, Finance, Insurance, Real Estate							54,772	53,282	10.15%

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC		Subordinated Debt	S + 7.75%	12.34%	8/30/2027	9,300	9,125	9,216	1.76%
Death Wish Coffee	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.52%	9/28/2027	9,900	9,819	9,832	1.87%
Dessert Holdings	(6)	Subordinated Debt	L + 7.25%	12.02%	6/8/2029	9,000	8,860	8,325	1.59%
Fresh Edge		Subordinated Debt	S + 9.00%	13.36%	4/3/2029	3,770	3,679	3,679	0.70%
GA Foods	(13) (16)	First Lien Term Loan	L + 5.50%	9.77% (Cash) 0.50%(PIK)	12/1/2026	14,781	14,676	8,898	1.69%
Handgards	(6) (13)	First Lien Term Loan	L + 7.00%	11.77%	10/14/2026	14,663	14,466	14,663	2.79%
KSLB Holdings LLC	(13)	First Lien Term Loan	L + 4.50%	8.89%	7/30/2025	2,888	2,867	2,633	0.50%
Rise Baking	(6) (9) (13)	First Lien Term Loan	L + 6.50%	11.27%	8/13/2027	14,850	14,672	13,769	2.62%
Watermill Express, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	4/20/2027	3,290	3,264	3,225	0.62%
Watermill Express, LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.27%	4/20/2027	318	197	191	0.04%
Total Beverage, Food & Tobacco							81,625	74,431	14.18%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Capital Equipment
Blackbird Purchaser Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	4/8/2026	7,201	7,159	7,018	1.34%
Blackbird Purchaser Inc. (Delayed Draw)	(11)	First Lien Term Loan	L + 4.50%	8.89%	4/8/2026	2,709	(22)	(69)	(0.01%)
Crete Mechanical Group	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	5/19/2028	4,872	4,825	4,785	0.91%
Crete Mechanical Group (Delayed Draw)	(6)	First Lien Term Loan	S + 5.25%	9.84%	5/19/2028	2,875	2,828	2,824	0.54%
Crete Mechanical Group (Delayed Draw)	(11)	First Lien Term Loan	S + 5.00%	9.59%	5/19/2028	7,211	4,484	4,356	0.83%
Heartland Home Services	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	12/15/2026	6,534	6,486	6,368	1.21%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	12/15/2026	5,665	5,642	5,521	1.05%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	12/15/2026	2,598	2,598	2,532	0.48%
PT Intermediate Holdings III, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	11/1/2028	8,824	8,790	8,624	1.64%
PT Intermediate Holdings III, LLC (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	11/1/2028	1,079	1,069	1,054	0.20%
Repipe Specialists		Subordinated Debt	N/A	10.00% (Cash) 1.00%(PIK)	3/18/2029	2,408	2,364	2,292	0.44%
Repipe Specialists (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00%(PIK)	3/18/2029	900	—	(44)	(0.01%)
Total Capital Equipment							46,223	45,261	8.62%

Chemicals, Plastics, & Rubber
Ascensus	(9)	Subordinated Debt	L + 6.50%	11.27%	8/2/2029	9,000	8,929	8,447	1.61%
Ascensus Specialties	(6) (9) (13)	First Lien Term Loan	L + 4.25%	8.64%	6/30/2028	9,831	9,669	9,504	1.81%
Boulder Scientific Company LLC	(6)	First Lien Term Loan	L + 4.25%	9.02%	12/29/2025	2,088	2,098	2,061	0.39%
Spartech	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.52%	5/8/2028	14,919	14,837	14,517	2.77%
Total Chemicals, Plastics, & Rubber							35,533	34,529	6.58%

Construction & Building
Erie Construction	(6) (13)	First Lien Term Loan	S + 4.75%	9.53%	7/30/2027	10,702	10,612	10,702	2.04%
Gannett Fleming	(13)	First Lien Term Loan	S + 6.50%	11.09%	12/20/2028	10,000	9,801	9,801	1.87%
Sciens Building Solutions, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/15/2027	9,410	9,250	8,917	1.70%
Sciens Building Solutions, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/15/2027	4,938	1,594	1,377	0.26%
Total Construction & Building							31,257	30,797	5.87%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Consumer Goods: Durable
Halo Buyer Inc	(6) (15)	First Lien Term Loan	L + 4.50%	8.89%	6/30/2025	5,728	5,686	5,062	0.97%
Petmate	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/15/2028	9,900	9,815	7,951	1.51%
Xpressmyself.com LLC (a/k/a SmartSign)	(13)	First Lien Term Loan	S + 5.00%	9.59%	9/7/2028	9,975	9,881	9,881	1.88%
Total Consumer Goods: Durable							25,382	22,894	4.36%

Consumer Goods: Non-durable
Arcadia Consumer Health	(6) (9) (13)	First Lien Term Loan	S + 4.75%	9.11%	9/10/2027	12,733	12,628	12,609	2.40%
Badger Sportswear Acquisition Inc	(6)	First Lien Term Loan	L + 4.50%	8.89%	12/24/2023	3,842	3,816	3,746	0.71%
Elevation Labs	(13)	First Lien Term Loan	S + 5.25%	9.84%	6/30/2028	6,858	6,793	6,784	1.29%
Elevation Labs (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	9.84%	6/30/2028	3,125	(29)	(34)	(0.01%)
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	3/1/2027	7,823	7,762	7,055	1.35%
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	3/1/2027	6,951	6,897	6,269	1.20%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/29/2026	2,531	2,510	2,531	0.48%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/29/2026	7,350	7,324	7,350	1.40%
Ultima Health Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 1.50%(PIK)	3/12/2029	1,708	1,676	1,671	0.32%
Total Consumer Goods: Non-durable							49,377	47,981	9.14%

Containers, Packaging & Glass
B2B Packaging	(6) (13)	First Lien Term Loan	S + 6.75%	11.34%	10/7/2026	12,613	12,571	12,313	2.35%
B2B Packaging (Delayed Draw)	(13)	First Lien Term Loan	S + 6.75%	11.53%	10/7/2026	2,232	2,232	2,179	0.41%
B2B Packaging (Delayed Draw)	(6)	First Lien Term Loan	S + 6.75%	11.34%	10/7/2026	118	115	115	0.02%
Five Star Packing	(6) (13)	First Lien Term Loan	S + 4.25%	9.03%	5/5/2029	7,653	7,545	7,516	1.43%
Good2Grow	(6) (13)	First Lien Term Loan	L + 4.50%	9.27%	12/1/2027	9,925	9,842	9,720	1.85%
Oliver Packaging		Subordinated Debt	N/A	10.00% (Cash) 1.00%(PIK)	1/6/2029	2,523	2,476	2,395	0.46%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/17/2025	3,013	2,992	2,995	0.57%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/17/2025	7,350	7,301	7,304	1.39%
Total Containers, Packaging & Glass							45,074	44,537	8.48%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Environmental Industries
Cadmus	(6)	First Lien Term Loan	S + 5.25%	9.84%	9/14/2027	3,292	3,266	3,208	0.61%
Cadmus (Delayed Draw)	(11)	First Lien Term Loan	L + 5.25%	9.64%	9/14/2027	1,663	1,152	1,110	0.21%
Nutrition 101 Buyer LLC (a/k/a 101, Inc.)	(13)	First Lien Term Loan	S + 5.25%	9.61%	8/31/2028	6,715	6,651	6,649	1.27%
The Facilities Group	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.14%	11/30/2027	4,922	4,879	4,810	0.92%
The Facilities Group (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.52%	11/30/2027	4,996	4,114	4,001	0.76%
Total Environmental Industries							20,062	19,778	3.77%

Healthcare & Pharmaceuticals
Affinity Hospice	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	12/17/2027	7,953	7,885	7,731	1.47%
Affinity Hospice (Delayed Draw)	(11)	First Lien Term Loan	L + 4.75%	9.52%	12/17/2027	1,981	—	(55)	(0.01%)
Anne Arundel		Subordinated Debt	N/A	12.75% (PIK)	10/16/2026	2,888	2,838	2,688	0.51%
Anne Arundel		Subordinated Debt	N/A	11.00%	4/16/2026	1,838	1,815	1,734	0.33%
Anne Arundel (Delayed Draw)	(11)	Subordinated Debt	N/A	11.00%	4/16/2026	2,258	1,880	1,730	0.33%
Forefront Dermatology	(6) (9) (13)	First Lien Term Loan	S + 4.25%	8.61%	4/2/2029	5,360	5,259	5,222	0.99%
Forefront Dermatology (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 4.25%	8.61%	4/2/2029	1,007	895	869	0.17%
Genesee Scientific	(6) (9)	First Lien Term Loan	L + 5.00%	9.77%	9/30/2027	6,019	5,971	5,897	1.12%
Genesee Scientific (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.27%	9/30/2027	2,027	—	(41)	(0.01%)
GHR Healthcare	(6) (9)	First Lien Term Loan	S + 4.75%	9.34%	12/9/2027	6,467	6,411	6,467	1.23%
GHR Healthcare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	S + 4.75%	9.34%	12/9/2027	3,444	2,023	2,023	0.39%
GHR Healthcare (Incremental)	(9) (13)	First Lien Term Loan	S + 4.75%	9.53%	12/9/2027	5,033	4,938	5,033	0.96%
Heartland Veterinary Partners LLC (Incremental)		Subordinated Debt	S + 7.50%	12.09%	12/10/2027	1,900	1,865	1,862	0.35%
Heartland Veterinary Partners LLC (Incremental) (Delayed Draw)	(11)	Subordinated Debt	S + 7.50%	12.09%	12/10/2027	9,500	—	(190)	(0.04%)
InfuCare RX	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	1/4/2028	9,900	9,814	9,695	1.85%
Midwest Eye Consultants	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	8/20/2027	9,113	9,039	8,579	1.63%
PromptCare	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/1/2027	8,288	8,169	8,031	1.53%
PromptCare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/1/2027	3,025	777	711	0.14%
Quorum Health Resources, LLC	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	5/28/2027	7,759	7,695	7,445	1.42%
Sandlot Buyer, LLC (Prime Time Healthcare)	(13)	First Lien Term Loan	S + 6.00%	10.78%	9/19/2028	9,875	9,587	9,589	1.83%
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners)	(13)	First Lien Term Loan	S + 5.75%	10.34%	10/5/2029	7,549	7,475	7,404	1.41%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

SCP Eye Care Holdco, LLC (DBA EyeSouth Partners) (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.34%	10/5/2029	2,451	—	(47)	(0.01%)
SM Wellness Holdings, Inc	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	4/17/2028	14,815	14,704	14,254	2.72%
Wellspring Pharmaceutical	(13)	First Lien Term Loan	S + 5.75%	10.53%	8/22/2028	3,413	3,348	3,350	0.64%
Wellspring Pharmaceutical (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.53%	8/22/2028	1,579	(11)	(29)	(0.01%)
Total Healthcare & Pharmaceuticals							112,377	109,952	20.94%

High Tech Industries
Argano, LLC	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	5,691	5,648	5,508	1.05%
Argano, LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	2,520	2,520	2,439	0.47%
Argano, LLC (Delayed Draw) (Incremental)	(6)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	1,722	1,683	1,666	0.32%
Diligent Corporation	(6) (9)	First Lien Term Loan	L + 6.25%	11.39%	8/4/2025	12,599	12,570	12,136	2.31%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.52%	8/4/2025	3,422	3,399	3,269	0.62%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.89%	8/4/2025	1,491	1,481	1,425	0.27%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.02%	8/4/2025	170	170	163	0.03%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.02%	8/4/2025	107	107	103	0.02%
Eliassen Group LLC	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/14/2028	12,192	12,080	12,021	2.29%
Eliassen Group LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	4/14/2028	2,777	409	377	0.07%
Exterro	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	5/31/2024	9,474	9,435	9,474	1.81%
Fineline Merger		Subordinated Debt	L + 8.75%	13.52%	8/22/2028	2,941	2,905	2,926	0.56%
Go Engineer	(6) (9) (13)	First Lien Term Loan	S + 5.63%	10.21%	12/21/2027	11,690	11,590	11,260	2.14%
Go Engineer (Delayed Draw)	(9)	First Lien Term Loan	S + 5.63%	9.98%	12/21/2027	3,184	3,157	3,066	0.58%
Infobase Acquisition, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.09%	6/14/2028	4,375	4,334	4,319	0.82%
Infobase Acquisition, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	6/14/2028	721	—	(9)	—%
ITSavvy LLC	(6) (13)	First Lien Term Loan	S + 5.25%	10.03%	8/8/2028	7,873	7,797	7,871	1.50%
ITSavvy LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	8/8/2028	2,107	(20)	—	—%
North Haven CS Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.02%	1/23/2025	5,857	5,857	5,857	1.12%
Northern Star Industries Inc	(6)	First Lien Term Loan	L + 4.50%	8.89%	3/28/2025	3,286	3,275	3,227	0.62%
Prosci, Inc.	(6)	First Lien Term Loan	L + 4.50%	8.89%	10/21/2026	4,733	4,695	4,665	0.89%
Revalize (Delayed Draw)	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	4,286	4,273	3,985	0.76%
Revalize (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	1,101	1,092	1,023	0.19%
Revalize (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	244	243	227	0.04%
SmartWave	(6) (13)	First Lien Term Loan	L + 6.00%	10.77%	11/5/2026	9,309	9,223	8,116	1.55%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Solve Industrial Motion Group		Subordinated Debt	N/A	10.75%	6/28/2028	1,763	1,732	1,669	0.32%
Solve Industrial Motion Group (Delayed Draw)		Subordinated Debt	N/A	10.75%	6/28/2028	2,019	2,019	1,912	0.36%
Total High Tech Industries							111,674	108,695	20.71%

Media: Advertising, Printing & Publishing
Tinuiti	(6) (9) (13)	First Lien Term Loan	L + 4.50%	9.27%	12/10/2026	2,978	2,953	2,933	0.56%
Tinuiti (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 4.50%	8.89%	12/10/2026	1,946	1,945	1,916	0.36%
Tinuiti (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 4.50%	9.27%	12/10/2026	9,963	5,935	5,781	1.10%
Wpromote	(13)	First Lien Term Loan	S + 6.00%	10.36%	10/23/2028	4,412	4,325	4,326	0.83%
Wpromote (Delayed Draw)	(11)	First Lien Term Loan	S + 6.00%	10.36%	10/23/2028	588	(4)	(11)	—%
Total Media: Advertising, Printing & Publishing							15,154	14,945	2.85%

Media: Diversified & Production
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	8/12/2027	2,916	2,893	2,842	0.54%
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	8/12/2027	2,563	2,529	2,498	0.48%
Spectrio II	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	8,123	8,067	7,784	1.48%
Spectrio II (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	2,886	2,866	2,765	0.53%
Spectrio II (Delayed Draw)	(9) (11) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	3,820	426	287	0.05%
Total Media: Diversified & Production							16,781	16,176	3.08%

Retail
Syndigo	(6) (9) (13)	First Lien Term Loan	L + 4.50%	8.89%	12/15/2027	5,895	5,916	5,612	1.07%
Total Retail							5,916	5,612	1.07%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Services: Business
Big Truck Rental		Subordinated Debt	L + 8.00%	12.39%	9/30/2027	10,000	9,832	9,988	1.90%
Big Truck Rental		Subordinated Debt	L + 8.00%	12.39%	9/23/2027	2,500	2,500	2,497	0.48%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	5,402	5,357	5,003	0.95%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	2,211	2,191	2,048	0.39%
Bounteous (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	2,796	2,774	2,589	0.49%
Bounteous (Delayed Draw)	(11)	First Lien Term Loan	L + 5.00%	9.77%	8/2/2027	4,467	—	(330)	(0.06%)
BroadcastMed Holdco, LLC		Subordinated Debt	N/A	10.00% (Cash) 3.75% (PIK)	11/12/2027	3,451	3,383	3,384	0.64%
Bullhorn Inc	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.52%	9/30/2026	13,848	13,722	13,848	2.63%
BusinesSolver	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/1/2027	7,820	7,753	7,678	1.46%
BusinesSolver (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.64%	12/1/2027	2,121	173	143	0.03%
Career Now		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/30/2027	3,055	3,005	2,981	0.57%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	9.89%	9/24/2026	311	309	311	0.06%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/24/2026	2,319	2,303	2,319	0.44%
Cornerstone Advisors of Arizona LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/24/2026	212	212	212	0.04%
CrossCountry Consulting	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	6/1/2029	8,257	8,103	8,153	1.55%
CrossCountry Consulting (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/1/2029	3,320	(30)	(42)	(0.01%)
D&H United Fueling Solutions	(13)	First Lien Term Loan	S + 5.25%	9.84%	9/16/2028	7,567	7,422	7,415	1.41%
D&H United Fueling Solutions (Delayed Draw)		First Lien Term Loan	S + 5.25%	9.84%	9/16/2028	2,408	2,386	2,360	0.45%
E78	(6)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	5,657	5,608	5,556	1.06%
E78	(13)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	1,452	1,439	1,427	0.27%
E78 (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	4,253	4,217	4,178	0.80%
E78 (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	3,559	604	540	0.10%
Evergreen Services Group	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.59%	6/15/2029	12,087	11,859	11,799	2.25%
Evergreen Services Group (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	6/15/2029	2,883	2,063	2,021	0.38%
Gabriel Partners LLC	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/21/2026	9,337	9,271	9,337	1.78%
Gabriel Partners LLC (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	9/21/2026	1,555	1,555	1,555	0.30%
Gabriel Partners LLC (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	10.77%	9/21/2026	3,854	3,824	3,854	0.73%
Hasa Inc		Subordinated Debt	N/A	10.50% (Cash) 1.50%(PIK)	1/16/2026	2,498	2,467	2,498	0.48%
Lion Merger Sub Inc	(9) (13)	First Lien Term Loan	L + 6.50%	11.27%	12/17/2025	7,358	7,307	7,203	1.37%
Lion Merger Sub Inc (Incremental)	(9) (13)	First Lien Term Loan	L + 6.50%	11.27%	12/17/2025	7,387	7,290	7,232	1.38%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

LSCS Holdings Inc.	(6) (13) (15)	First Lien Term Loan	L + 4.50%	8.89%	12/16/2028	9,900	9,855	9,554	1.82%
LYNX FRANCHISING, LLC	(6) (9) (13)	First Lien Term Loan	L + 6.25%	11.02%	12/23/2026	9,900	9,816	9,664	1.84%
Output Services Group, Inc.		First Lien Term Loan	S + 6.75%	9.84% (Cash) 1.50% (PIK)	6/29/2026	3,863	3,349	3,057	0.58%
Phaidon International	(7) (10) (13)	First Lien Term Loan	S + 5.50%	9.86%	8/22/2029	15,000	14,855	14,820	2.82%
Plaze		Subordinated Debt	L + 7.50%	11.89%	7/7/2028	15,000	14,617	14,318	2.73%
RoadOne	(11)	Subordinated Debt	N/A	8.75% (Cash) 5.00%(PIK)	6/30/2029	1,397	(21)	(42)	(0.01%)
RoadOne		Subordinated Debt	N/A	8.75% (Cash) 5.00%(PIK)	6/30/2029	4,469	4,335	4,335	0.83%
Scaled Agile	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.09%	12/15/2028	8,016	7,946	7,797	1.49%
Scaled Agile (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.09%	12/15/2028	1,923	—	(53)	(0.01%)
Smile Brands		Subordinated Debt	L + 8.50%	13.64%	4/13/2026	9,597	9,489	8,765	1.67%
Smile Brands (Delayed Draw)	(11)	Subordinated Debt	L + 8.50%	13.64%	4/13/2026	1,959	—	(170)	(0.03%)
Soliant Health	(6) (13)	First Lien Term Loan	L + 4.00%	8.39%	3/31/2028	8,461	8,410	8,519	1.62%
Technical Safety Services	(13)	First Lien Term Loan	S + 4.50%	9.09%	6/22/2029	6,841	6,776	6,757	1.29%
Technical Safety Services (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.09%	6/22/2029	3,125	1,052	1,043	0.20%
TouchTunes Interactive	(6) (13)	First Lien Term Loan	S + 5.00%	9.78%	4/2/2029	9,975	9,881	9,743	1.86%
Trilon Group, LLC	(13)	First Lien Term Loan	S + 6.25%	10.84%	5/28/2029	3,000	2,970	2,964	0.56%
Trilon Group, LLC	(13)	First Lien Term Loan	S + 5.75%	10.11%	5/27/2029	7,481	7,411	7,202	1.37%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 5.75%	10.11%	5/27/2029	7,500	7,499	7,220	1.38%
Trilon Group, LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	10.84%	5/28/2029	2,000	184	160	0.03%
Vital Records Control	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	6/29/2027	4,629	4,582	4,461	0.85%
Vital Records Control	(9) (13)	First Lien Term Loan	S + 5.50%	10.28%	6/29/2027	152	150	148	0.03%
Vital Records Control (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/29/2027	185	60	57	0.01%
Worldwide Clinical Trials Holdings Inc	(6)	First Lien Term Loan	L + 4.25%	9.02%	12/5/2024	3,858	3,846	3,824	0.73%
Worldwide Clinical Trials Holdings Inc (Incremental)	(6) (13)	First Lien Term Loan	L + 4.25%	8.64%	12/5/2024	6,120	6,087	6,067	1.16%
Total Services: Business							262,048	257,967	49.14%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	8,314	8,314	8,233	1.56%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	257	—	(3)	0.00%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	1,714	—	(17)	0.00%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	1,714	—	(17)	0.00%
All My Sons	(6) (13)	First Lien Term Loan	L + 4.75%	9.14%	10/25/2028	5,318	5,273	5,252	1.00%
Apex Services Partners, LLC (Delayed Draw) (Incremental)	(9)	First Lien Term Loan	S + 5.50%	10.09%	7/31/2025	5,000	4,999	4,968	0.95%
Apex Services Partners, LLC (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.09%	7/31/2025	5,000	4,955	4,968	0.95%
Excel Fitness	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	4/27/2029	9,975	9,867	9,483	1.81%
Fairway Lawns		Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	2,628	2,549	2,549	0.49%
Fairway Lawns	(11)	Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	6,171	—	(185)	(0.04%)
Liberty Buyer	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	6/15/2028	3,969	3,932	3,942	0.75%
Liberty Buyer (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/15/2028	747	298	293	0.05%
NJEye LLC	(6)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	5,382	5,363	5,247	1.00%
NJEye LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	705	705	687	0.13%
NJEye LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	2,272	1,774	1,726	0.33%
North Haven Spartan US Holdco LLC	(6)	First Lien Term Loan	S + 6.25%	10.84%	6/6/2025	2,529	2,526	2,459	0.47%
North Haven Spartan US Holdco LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 6.25%	10.84%	6/6/2025	219	219	213	0.04%
One World Fitness PFF LLC	(6)	First Lien Term Loan	L + 5.25%	10.02%	11/26/2025	3,884	3,885	3,636	0.69%
Total Services: Consumer							54,659	53,434	10.18%

Sovereign & Public Finance
LMI Consulting, LLC (LMI)	(13)	First Lien Term Loan	S + 6.50%	11.09%	7/18/2028	4,395	4,311	4,254	0.81%
LMI Consulting, LLC (LMI) (Incremental)	(6)	First Lien Term Loan	S + 6.50%	11.09%	7/18/2028	4,988	4,988	4,828	0.92%
Total Sovereign & Public Finance							9,299	9,082	1.73%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Telecommunications
BCM One	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	11/17/2027	6,138	6,138	5,906	1.13%
BCM One (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.50%	8.89%	11/17/2027	1,845	1,775	1,705	0.32%
Corbett Technology Solutions, Inc. ("CTSI")	(6) (10) (13)	First Lien Term Loan	S + 5.00%	9.59%	10/29/2027	5,815	5,766	5,589	1.06%
Corbett Technology Solutions, Inc. ("CTSI") (Delayed Draw)	(6) (10) (13)	First Lien Term Loan	S + 5.00%	9.59%	10/29/2027	4,085	4,085	3,927	0.75%
Mobile Communications America, Inc.	(6)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	3,856	3,862	3,781	0.72%
Mobile Communications America, Inc.	(13)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	4,313	4,236	4,198	0.80%
Mobile Communications America, Inc. (Incremental)	(6)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	685	684	672	0.13%
Momentum Telecom II	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.89%	4/16/2027	10,157	10,080	9,815	1.87%
Sapphire Telecom Inc	(6) (9)	First Lien Term Loan	L + 5.25%	10.02%	11/20/2025	6,720	6,683	6,514	1.24%
Tyto Athene, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	4/3/2028	7,568	7,502	6,967	1.33%
Total Telecommunications							50,811	49,074	9.35%

Transportation: Cargo
FSK Pallet Holding Corp. (DBA Kamps Pallets)	(13)	First Lien Term Loan	L + 5.00%	9.77%	12/23/2026	9,975	9,783	9,781	1.86%
Kenco Group, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.09%	11/15/2029	8,584	8,415	8,416	1.60%
Kenco Group, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	11/15/2029	1,416	(28)	(28)	(0.01%)
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.50%	11.09%	5/5/2025	260	259	257	0.05%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	5/5/2025	904	898	889	0.17%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.25%	10.84%	5/5/2025	183	181	181	0.03%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.50%	11.09%	5/5/2025	4,412	4,386	4,363	0.83%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.25%	10.84%	5/5/2025	1,372	1,347	1,357	0.26%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	13.77%	6/30/2027	5,805	5,715	5,805	1.11%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	13.77%	6/30/2027	4,029	3,962	4,029	0.77%
SEKO Global Logistics	(6)	First Lien Term Loan	L + 4.75%	9.52%	12/30/2026	1,137	1,128	1,116	0.21%
SEKO Global Logistics (Delayed Draw) (Incremental)	(11)	First Lien Term Loan	L + 5.00%	9.77%	12/30/2026	4,516	992	910	0.17%
SEKO Global Logistics (Incremental)	(13)	First Lien Term Loan	L + 5.00%	9.77%	12/30/2026	1,533	1,518	1,505	0.29%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

TI ACQUISITION NC LLC	(6)	First Lien Term Loan	L + 4.50%	9.64%	3/19/2027	2,809	2,732	2,770	0.53%
Total Transportation: Cargo							41,288	41,351	7.87%

Utilities: Electric
TPC Wire & Cable		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	2,194	2,170	2,132	0.41%
TPC Wire & Cable (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	940	776	757	0.14%
Warrior Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.02%	9/15/2026	1,946	1,925	1,841	0.35%
Total Utilities: Electric							4,871	4,730	0.90%

Wholesale
ISG Merger Sub, LLC (dba Industrial Service Group)	(13)	First Lien Term Loan	S + 6.25%	10.61%	12/7/2028	6,591	6,459	6,461	1.23%
ISG Merger Sub, LLC (dba Industrial Service Group) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	10.61%	12/7/2028	3,409	(17)	(67)	(0.01%)
Wittichen Supply	(6)	First Lien Term Loan	S + 4.50%	9.09%	7/30/2027	4,992	4,946	4,992	0.95%
Wittichen Supply		Subordinated Debt	N/A	9.50% (Cash) 1.50% (PIK)	7/31/2028	4,242	4,173	4,242	0.81%
Wittichen Supply		Subordinated Debt	N/A	12.00% (PIK)	7/30/2029	1,798	1,766	1,798	0.34%
Wittichen Supply (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.09%	7/31/2028	2,482	1,974	1,996	0.38%
Wittichen Supply (Delayed Draw) (Incremental)	(11)	Subordinated Debt	N/A	9.00% (Cash) 1.00% (PIK)	7/31/2028	3,360	—	—	—%
Wittichen Supply (Incremental)		Subordinated Debt	N/A	9.00% (Cash) 1.00% (PIK)	7/31/2028	3,485	3,419	3,485	0.66%
Total Wholesale							22,720	22,907	4.36%

Total Debt Investments							1,207,365	1,173,063	223.46%

Equity Investments
Automotive
Covercraft	(8) (14)	Equity Investments	N/A	N/A	N/A	1	768	777	0.15%
S&S Truck Parts	(8) (14)	Equity Investments	N/A	N/A	N/A	—	378	353	0.07%
S&S Truck Parts	(8) (14)	Equity Investments	N/A	N/A	N/A	79	79	73	0.01%
Total Automotive							1,225	1,203	0.23%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC	(8) (14)	Equity Investments	N/A	N/A	N/A	15	1,860	1,860	0.36%
Fresh Edge - Common	(8) (14)	Class B Units	N/A	N/A	N/A	1	—	—	—%
Fresh Edge - Preferred	(8) (14)	Preferred Units	N/A	N/A	N/A	1	592	592	0.11%
Total Beverage, Food & Tobacco							2,452	2,452	0.47%

Capital Equipment
Crete Mechanical Group	(8) (14)	Equity Investments	N/A	N/A	N/A	—	230	326	0.06%
Precision Surfacing - Common	(8) (14)	Preferred Units	N/A	N/A	N/A	3,750	3,750	3,840	0.73%
Repipe Specialists	(8) (14)	Equity Investments	N/A	N/A	N/A	—	239	216	0.04%
Total Capital Equipment							4,219	4,382	0.83%

Construction & Building
Erie Construction	(8) (14)	Equity Investments	N/A	N/A	N/A	—	166	585	0.11%
Gannett Fleming	(8) (14)	Limited Partnership Interest	N/A	N/A	N/A	425	425	425	0.08%
Total Construction & Building							591	1,010	0.19%

Consumer Goods: Non-durable
FoodScience	(8) (14)	Equity Investments	N/A	N/A	N/A	—	98	41	0.01%
FoodScience	(8) (14)	Equity Investments	N/A	N/A	N/A	5	5	—	—%
Ultima Health Holdings, LLC	(8) (14)	Preferred Units	N/A	N/A	N/A	—	170	170	0.03%
Total Consumer Goods: Non-durable							273	211	0.04%

Containers, Packaging & Glass
Oliver Packaging	(8) (14)	Class A Common Units	N/A	N/A	N/A	9	930	975	0.19%
Specialized Packaging Group	(7) (8) (10) (14)	Class A Common Units	N/A	N/A	N/A	148	148	112	0.02%
Total Containers, Packaging & Glass							1,078	1,087	0.21%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Healthcare & Pharmaceuticals
Anne Arundel	(8) (14)	Equity Investments	N/A	N/A	N/A	10	816	629	0.12%
Total Healthcare & Pharmaceuticals							816	629	0.12%

High Tech Industries
ITSavvy LLC	(8) (14)	Class A Common Units	N/A	N/A	N/A	1	522	694	0.13%
Solve Industrial Motion Group	(8) (14)	Equity Investments	N/A	N/A	N/A	—	313	266	0.05%
Total High Tech Industries							835	960	0.18%

Services: Business
BroadcastMed Holdco, LLC	(8) (14)	Preferred Units	N/A	N/A	N/A	57	853	853	0.16%
Career Now	(8) (14)	Equity Investments	N/A	N/A	N/A	6	624	720	0.14%
E78	(8) (14)	Equity Investments	N/A	N/A	N/A	1	523	619	0.12%
Hasa Inc	(8) (14)	Equity Investments	N/A	N/A	N/A	6	645	1,954	0.37%
RoadOne - Common	(8) (14)	Equity Investments	N/A	N/A	N/A	1,173	939	1,173	0.22%
Total Services: Business							3,584	5,319	1.01%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(8) (14)	Equity Investments	N/A	N/A	N/A	2	243	258	0.05%
Total Services: Consumer							243	258	0.05%

Sovereign & Public Finance
LMI Renaissance	(8) (14)	Limited Partnership Interest	N/A	N/A	N/A	649	649	1,092	0.21%
Total Sovereign & Public Finance							649	1,092	0.21%

Transportation: Cargo
SEKO Global Logistics	(8) (14)	Equity Investments	N/A	N/A	N/A	671	332	2,061	0.39%
Total Transportation: Cargo							332	2,061	0.39%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate(3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value(4)	% of Net Assets(5)

Wholesale
Wittichen Supply	(8) (14)	Equity Investments	N/A	N/A	N/A	2	1,911	6,649	1.27%
Total Wholesale							1,911	6,649	1.27%

Total Equity Investments							18,208	27,313	5.20%
Cash equivalents	(12)						17,572	17,572	3.35%
Total Investments and Cash Equivalents							$1,243,145	$1,217,948	232.01%
_______________
(1)All investments are non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act classifies investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when the Company owns 25% or less of the portfolio company’s voting securities and “controlled” when the Company owns more than 25% of the portfolio company’s voting securities. The 1940 Act also classifies investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when the Company owns less than 5% of a portfolio company’s voting securities and “affiliated” when the Company owns 5% or more of a portfolio company’s voting securities.
(2)Unless otherwise indicated, issuers of debt and equity held by the Company are domiciled in the United States.
(3)The majority of the investments bear interest at rates that may be determined by reference to London Interbank Offered Rate (“LIBOR” or "L"), as well as Secured Overnight Financing Rate ("SOFR" or "S"), which reset monthly or quarterly. For each such investment, the Company has provided the spread over LIBOR and SOFR and the current contractual interest rate in effect at December 31, 2022. As of December 31, 2022, effective rates for 1M L, 3M L, 6M L and 12M L are 4.39%, 4.77%,5.14% and 5.48% respectively. As of December 31, 2022, rate for 1M S, 3M S, 6M S, 12M S ("SOFR") are 4.36%, 4.59%, 4.78%, and 4.87% respectively. For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of December 31, 2022. Certain investments are subject to a LIBOR floor. For fixed rate loans, a spread above a reference rate is not applicable.
(4)Investment valued using unobservable inputs (Level 3). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(5)Percentage is based on net assets of $524,957 as of December 31, 2022.
(6)Denotes that all or a portion of the assets are owned by CLO-I (as defined in the Notes), which serve as collateral for the 2022 Debt (as defined in the Notes). See Note 5 "Secured Debt".
(7)This portfolio company is not domiciled in the United States. The principal place of business for Specialized Packing Group is Canada. The principal place of business for Phaidon International is the United Kingdom. A portfolio company that is not domiciled in the United States is considered a non-qualifying asset under Section 55(a) of the 1940 Act.
(8)Security acquired in transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be a “restricted security” under the Securities Act. As of December 31, 2022, the Company held twenty-eight restricted securities with an aggregate fair value of $27,313, or 5.20% of the Company’s net assets. The acquisition dates of these securities were as follows: Hasa Inc. - July 15, 2020, Anne Arundel - October 16, 2020, Specialized Packaging Group - December 17, 2020, October 22, 2021 and February 9, 2022, SEKO Global Logistics - December 30, 2020, FoodScience - March 1, 2021, Solve Industrial Motion Group - June 30, 2021, Wittichen Supply - July 27, 2021, Erie Construction - July 30, 2021, Career Now - September 30, 2021, Covercraft - August 20, 2021, E78 - December 1, 2021, S&S Truck Parts - March 31, 2022 and August 1, 2022, Repipe Specialists - March 31, 2022, Crete Mechanical Group - May 19, 2022, LMI Renaissance - June 30, 2022, Oliver Packaging - July 12, 2022, Bardstown PPC Holdings LLC - July 13, 2022, ITSavy LLC - August 8, 2022, ADPD Holdings,LLC (a/k/a NearU) August 11, 2022 and Ultima Health Holdings LLC - September 12,2022, Gennett Fleming- December 20,2022, BroadcastMedHoldco, LLC - October 4, 2022 , Fresh Edge-Preferred- October 3,2022, Fresh Edge-Common- October 3, 2022 , RoadOne- Common- December 29, 2022.
(9)Investment is a unitranche position.
(10)The investment is considered as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company cannot acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2022, total non-qualifying assets at fair value represented 2.77% of the Company's total assets calculated in accordance with the 1940 Act.
(11)Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. See Note 6 "Commitments and Contingencies". The investment may be subject to unused commitment fees.
(12)Cash equivalents balance represents amounts held in interest-bearing money market funds issued by U.S. Bank National Association.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2022
(dollar amounts in thousands, including share data)
(13)Denotes that all or a portion of the assets are owned by SPV II and/or SPV III (each as defined in the Notes). SPV II has entered into a senior secured revolving credit facility (the “SMBC Financing Facility”). The lenders of the SMBC Financing Facility have a first lien security interest in substantially all of the assets of SPV II. Accordingly, such assets are not available to other creditors of the Company. SPV III has entered into a senior secured revolving credit facility (the “Wells Fargo Financing Facility”). The lenders of the Wells Fargo Financing Facility have a first lien security interest in substantially all of the assets of SPV III. Accordingly, such assets are not available to other creditors of the Company.
(14)Equity investments are non-income producing securities unless otherwise noted.
(15)Investments valued using observable inputs (Level 2). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(16)Loan was on non-accrual status as of December 31, 2022.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Investments
Debt Investments
Aerospace & Defense
AEgis Technologies	(6) (13)	First Lien Term Loan	L + 6.00%	7.00%	10/31/2025	$14,957	$14,818	$14,867	4.0%
Arotech	(6) (13)	First Lien Term Loan	L + 6.00%	7.00%	10/22/2026	9,391	9,276	9,485	2.5%
Arotech (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 6.00%	7.00%	10/22/2026	3,514	436	492	0.1%
Loc Performance Products	(6) (13)	First Lien Term Loan	L + 5.25%	6.25%	12/10/2026	7,425	7,331	7,327	2.0%
Total Aerospace & Defense							31,861	32,171	8.6%

Automotive
Classic Collision (Incremental)	(6) (13)	First Lien Term Loan	L + 5.00%	6.00%	1/14/2026	7,910	7,833	7,868	2.1%
Classic Collision (Delayed Draw) (Incremental)	(6) (11) (13)	First Lien Term Loan	L + 5.00%	6.00%	1/14/2026	7,063	4,099	4,062	1.1%
Covercraft		Subordinated Debt	N/A	10.00% (Cash) 0.75%(PIK)	2/21/2028	7,367	7,225	7,293	1.9%
Covercraft (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 0.75%(PIK)	2/21/2028	4,386	—	(44)	—%
JEGS Automotive	(6)	First Lien Term Loan	L + 5.75%	6.75%	12/22/2027	4,070	4,029	4,029	1.1%
JEGS Automotive (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 5.75%	6.75%	12/22/2027	930	—	(9)	—%
Tailwind Randy's LLC	(6) (9)	First Lien Term Loan	S + 5.50%	6.50%	5/16/2025	3,250	3,234	3,221	0.9%
Tailwind Randy's LLC	(9) (13)	First Lien Term Loan	S + 5.50%	6.50%	5/16/2025	1,084	1,075	1,075	0.3%
Tailwind Randy's LLC	(6) (9) (13)	First Lien Term Loan	S + 5.50%	6.50%	5/16/2025	4,994	4,944	4,950	1.3%
Tailwind Randy's LLC (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.50%	6.50%	5/16/2025	660	656	654	0.1%
Total Automotive							33,095	33,099	8.8%

Banking, Finance, Insurance, Real Estate
Allied Benefit Systems	(6) (13)	First Lien Term Loan	L + 4.50%	5.50%	11/18/2026	6,052	6,005	6,052	1.6%
Bankruptcy Management Solutions Inc	(6)	First Lien Term Loan	L + 4.50%	4.60%	2/28/2025	3,890	3,909	3,859	1.0%
Long Term Care Group	(6) (9) (13)	First Lien Term Loan	L + 6.00%	6.75%	9/8/2027	6,721	6,657	6,681	1.8%
Vensure Employer Services	(6) (13)	First Lien Term Loan	L + 4.75%	5.50%	3/26/2027	10,711	10,650	10,711	2.9%
Vensure Employer Services (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 4.75%	5.50%	3/26/2027	4,239	693	693	0.2%
Total Banking, Finance, Insurance, Real Estate							27,914	27,996	7.5%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Beverage, Food & Tobacco
Death Wish Coffee	(6) (9) (13)	First Lien Term Loan	L + 5.25%	6.25%	9/28/2027	10,000	9,904	9,895	2.7%
GA Foods	(6) (13)	First Lien Term Loan	L + 5.00%	6.00%	12/1/2026	14,888	14,761	14,705	3.9%
Handgards	(6) (13)	First Lien Term Loan	L + 7.00%	8.00%	10/14/2026	14,813	14,568	14,961	4.0%
KSLB Holdings LLC	(6)	First Lien Term Loan	L + 4.50%	5.50%	7/30/2025	2,910	2,882	2,682	0.7%
Rise Baking	(6) (9) (13)	First Lien Term Loan	L + 6.25%	7.25%	8/13/2027	15,000	14,789	14,754	3.9%
Watermill Express, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.25%	6.25%	4/20/2027	3,323	3,293	3,328	0.9%
Watermill Express, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.25%	6.25%	4/20/2027	318	—	—	—%
Total Beverage, Food & Tobacco							60,197	60,325	16.1%

Capital Equipment
Blackbird Purchaser Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	5.25%	4/8/2026	6,170	6,117	6,132	1.6%
Blackbird Purchaser Inc. (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 4.50%	5.25%	4/8/2026	2,708	(27)	(17)	—%
Blackbird Purchaser Inc (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 4.50%	5.25%	4/8/2026	1,110	(11)	(7)	—%
Heartland Home Services	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/15/2026	6,600	6,542	6,666	1.8%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/15/2026	2,624	2,624	2,650	0.7%
Heartland Home Services (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/15/2026	5,722	2,905	2,991	0.8%
PT Intermediate Holdings III, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.50%	6.25%	11/1/2028	8,913	8,824	8,829	2.4%
Total Capital Equipment							26,974	27,244	7.3%

Chemicals, Plastics, & Rubber
Ascensus	(9) (15)	Subordinated Debt	L + 6.50%	7.00%	8/2/2029	8,000	7,922	8,043	2.2%
Ascensus Specialties	(6) (9) (13)	First Lien Term Loan	L + 4.25%	5.00%	6/30/2028	9,930	9,742	9,850	2.6%
Boulder Scientific Company LLC	(6)	First Lien Term Loan	L + 4.50%	5.50%	12/29/2025	2,242	2,252	2,226	0.6%
Spartech	(6) (9) (13)	First Lien Term Loan	L + 4.75%	5.50%	5/5/2028	10,058	9,963	10,132	2.7%
Total Chemicals, Plastics, & Rubber							29,879	30,251	8.1%

Construction & Building
Erie Construction	(6) (13)	First Lien Term Loan	L + 4.75%	5.75%	7/30/2027	11,032	10,924	11,032	2.9%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Sciens Building Solutions, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	6.50%	12/15/2027	9,505	9,316	9,316	2.5%
Sciens Building Solutions, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	6.50%	12/15/2027	4,950	(49)	(98)	—%
Total Construction & Building							20,191	20,250	5.4%

Consumer Goods: Durable
All My Sons	(6) (13)	First Lien Term Loan	L + 5.00%	5.75%	10/25/2028	5,710	5,654	5,657	1.5%
Halo Buyer Inc	(6) (15)	First Lien Term Loan	L + 4.50%	5.50%	6/30/2025	5,789	5,732	5,456	1.5%
Petmate	(6) (13)	First Lien Term Loan	L + 5.50%	6.25%	9/15/2028	10,000	9,900	9,906	2.6%
Total Consumer Goods: Durable							21,286	21,019	5.6%

Consumer Goods: Non-durable
Arcadia Consumer Health	(6) (9) (13)	First Lien Term Loan	L + 5.00%	5.75%	9/10/2027	12,862	12,740	12,762	3.4%
Badger Sportswear Acquisition Inc	(6)	First Lien Term Loan	L + 4.50%	5.75%	9/11/2023	3,860	3,811	3,697	1.0%
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	5.75%	3/1/2027	7,903	7,831	7,902	2.1%
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	5.75%	3/1/2027	7,022	6,955	7,021	1.9%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/29/2026	7,425	7,391	7,425	2.0%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.75%	6.75%	12/29/2026	2,556	2,531	2,556	0.7%
Total Consumer Goods: Non-durable							41,259	41,363	11.1%

Containers, Packaging & Glass
B2B Packaging	(6) (13)	First Lien Term Loan	L + 6.50%	7.50%	10/7/2026	4,111	4,060	4,123	1.1%
B2B Packaging (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.50%	7.50%	10/7/2026	1,359	1,342	1,363	0.4%
B2B Packaging (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.50%	7.50%	10/7/2026	6,218	6,218	6,236	1.7%
B2B Packaging (Delayed Draw)	(11) (13)	First Lien Term Loan	L + 6.50%	7.50%	10/7/2026	3,258	923	933	0.2%
Good2Grow	(6) (9) (13)	First Lien Term Loan	L + 4.50%	5.50%	12/1/2027	10,000	9,900	9,903	2.7%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/17/2025	3,044	3,017	3,075	0.8%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/17/2025	7,425	7,364	7,499	2.0%
Total Containers, Packaging & Glass							32,824	33,132	8.9%

Environmental Industries
Cadmus	(6)	First Lien Term Loan	L + 5.00%	6.00%	9/14/2027	3,333	3,302	3,332	0.9%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Cadmus (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.75%	6.00%	9/14/2027	1,667	—	(1)	—%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

The Facilities Group	(6) (9) (13)	First Lien Term Loan	L + 5.75%	6.75%	11/30/2027	4,971	4,922	4,923	1.3%
The Facilities Group (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	6.75%	11/30/2027	5,029	2,514	2,465	0.7%
Total Environmental Industries							10,738	10,719	2.9%

Healthcare & Pharmaceuticals
Affinity Hospice	(6) (9) (13)	First Lien Term Loan	L + 4.75%	5.75%	12/17/2027	6,190	6,110	6,129	1.6%
Affinity Hospice (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 4.75%	5.75%	12/17/2027	3,809	—	(38)	—%
Anne Arundel		First Lien Term Loan	N/A	11.00%	4/16/2026	2,193	2,128	2,128	0.6%
Anne Arundel		Subordinated Debt	N/A	11.00%	4/16/2026	1,838	1,808	1,800	0.5%
Anne Arundel (Delayed Draw)	(11)	Subordinated Debt	N/A	11.00%	4/16/2026	2,258	1,289	1,257	0.3%
Genesee Scientific	(6) (9) (13)	First Lien Term Loan	L + 4.50%	7.75%	9/30/2027	6,080	6,022	6,002	1.6%
Genesee Scientific (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 4.50%	5.50%	9/30/2027	2,027	—	(26)	—%
GHR Healthcare	(6) (13)	First Lien Term Loan	L + 5.25%	6.25%	12/9/2027	6,532	6,467	6,468	1.7%
GHR Healthcare	(6) (11) (13)	First Lien Term Loan	L + 5.25%	6.25%	12/9/2027	3,458	—	(34)	—%
Midwest Eye Consultants	(6) (13)	First Lien Term Loan	L + 4.50%	5.50%	8/20/2027	9,198	9,110	9,095	2.4%
PromptCare	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	9/1/2027	8,372	8,218	8,234	2.2%
PromptCare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	7.00%	9/1/2027	3,551	729	706	0.2%
Quorum Health Resources, LLC	(6) (13)	First Lien Term Loan	L + 5.25%	6.25%	5/28/2027	7,837	7,763	7,785	2.1%
SM Wellness Holdings, Inc	(6) (13)	First Lien Term Loan	L + 4.75%	5.50%	4/17/2028	13,811	13,682	13,754	3.7%
SM Wellness Holdings, Inc (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 4.75%	5.50%	4/17/2028	1,154	877	872	0.2%
Total Healthcare & Pharmaceuticals							64,203	64,132	17.1%

High Tech Industries
Argano, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	6/10/2026	5,749	5,697	5,706	1.5%
Argano, LLC (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 5.50%	6.50%	6/10/2026	2,539	1,498	1,479	0.4%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	6.75%	7/31/2025	1,506	1,493	1,496	0.4%
Diligent Corporation	(6) (9)	First Lien Term Loan	L + 6.25%	7.25%	8/4/2025	12,728	12,690	12,841	3.4%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	6.75%	8/4/2025	3,456	3,427	3,432	0.9%
Diligent Corporation (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 6.25%	7.25%	7/31/2025	502	99	112	—%
Eliassen Group LLC	(6) (13)	First Lien Term Loan	L + 4.25%	4.35%	11/5/2024	8,729	8,695	8,729	2.3%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Exterro	(6) (9) (13)	First Lien Term Loan	L + 5.50%	6.50%	6/3/2024	9,474	9,408	9,529	2.6%
Fineline Merger		Subordinated Debt	L + 9.00%	10.00%	8/22/2028	2,941	2,901	2,971	0.8%
Northern Star Industries Inc	(6)	First Lien Term Loan	L + 4.75%	5.75%	3/28/2025	3,321	3,305	3,304	0.9%
North Haven CS Acquisition Inc		First Lien Term Loan	L + 5.25%	6.25%	1/23/2025	6,808	6,807	6,762	1.8%
Prosci, Inc.	(6)	First Lien Term Loan	L + 4.75%	5.75%	10/21/2026	4,933	4,885	4,887	1.3%
Revalize (Delayed Draw)	(9) (13)	First Lien Term Loan	L + 5.25%	6.25%	4/15/2027	4,326	4,311	4,278	1.1%
Revalize (Delayed Draw)	(6) (9)	First Lien Term Loan	L + 5.25%	6.25%	4/15/2027	1,078	1,067	1,066	0.3%
Revalize (Delayed Draw)	(6) (9) (11)	First Lien Term Loan	L + 5.75%	6.75%	4/15/2027	1,627	(8)	(18)	—%
Solve Industrial Motion Group		Subordinated Debt	N/A	10.75%	6/30/2028	1,763	1,728	1,733	0.5%
Solve Industrial Motion Group (Delayed Draw)	(11)	Subordinated Debt	N/A	10.75%	6/30/2028	1,175	911	891	0.2%
SmartWave	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	11/2/2026	9,404	9,303	9,404	2.5%
Total High Tech Industries							78,217	78,602	20.9%

Media: Advertising, Printing & Publishing
Tinuiti	(6) (9) (13)	First Lien Term Loan	L + 4.50%	5.50%	12/10/2026	3,009	2,977	3,009	0.8%
Tinuiti Inc (Delayed Draw) (Incremental)	(6) (9) (11) (13)	First Lien Term Loan	L + 4.50%	5.50%	12/10/2026	10,008	—	—	—%
Tinuiti (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 4.50%	5.50%	12/10/2026	1,958	387	389	0.1%
Total Media: Advertising, Printing & Publishing							3,364	3,398	0.9%

Media: Diversified & Production
CVI Parent	(6) (13)	First Lien Term Loan	L + 4.50%	5.50%	8/12/2027	2,946	2,918	2,926	0.8%
Spectrio II	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/9/2026	8,206	8,135	8,288	2.2%
Spectrio II (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/9/2026	2,915	2,891	2,945	0.8%
Spectrio II (Delayed Draw)	(9) (11) (13)	First Lien Term Loan	L + 6.00%	7.00%	12/9/2026	3,823	(18)	38	—%
Total Media: Diversified & Production							13,926	14,197	3.8%

Retail
Syndigo	(6) (9) (13)	First Lien Term Loan	L + 4.50%	5.25%	12/10/2027	5,955	5,981	5,955	1.6%
Total Retail							5,981	5,955	1.6%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Services: Business
Big Truck Rental		Subordinated Debt	L + 8.00%	9.00%	9/23/2027	12,500	12,257	12,258	3.3%
Bounteous	(6) (9) (13)	First Lien Term Loan	L + 5.00%	6.00%	8/2/2027	5,457	5,404	5,414	1.4%
Bounteous	(6) (9) (13)	First Lien Term Loan	L + 5.00%	6.00%	8/2/2027	2,233	2,211	2,216	0.6%
Bounteous (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.00%	6.00%	8/2/2027	4,466	—	(35)	—%
Bounteous (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 5.00%	6.00%	8/2/2027	2,822	2,796	2,800	0.7%
Bullhorn Inc	(6) (9) (13)	First Lien Term Loan	L + 5.75%	6.75%	9/30/2026	12,679	12,526	12,743	3.4%
Bullhorn (Delayed Draw)	(9) (11) (13)	First Lien Term Loan	L + 5.75%	6.75%	9/30/2026	1,300	(6)	7	—%
BusinesSolver	(6) (9) (13)	First Lien Term Loan	L + 5.75%	6.50%	12/1/2027	7,879	7,801	7,802	2.1%
BusinesSolver (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	6.50%	12/1/2027	2,121	(11)	(21)	—%
Career Now		Subordinated Debt	N/A	10.00% (Cash) 1.00%(PIK)	3/30/2027	3,024	2,965	2,967	0.8%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	9/24/2026	2,342	2,323	2,366	0.6%
Cornerstone Advisors of Arizona, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	9/24/2026	315	312	318	0.1%
Cornerstone Advisors of Arizona LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	9/24/2026	215	214	217	0.1%
E78	(6) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/1/2027	5,714	5,657	5,659	1.5%
E78 (Delayed Draw)	(6) (11) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/1/2027	4,286	(42)	(42)	—%
Gabriel Partners LLC	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	9/21/2026	9,433	9,351	9,433	2.5%
Gabriel Partners, LLC (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	7.00%	9/21/2026	3,893	3,857	3,893	1.0%
Gabriel Partners LLC (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	7.00%	9/21/2026	1,571	1,571	1,571	0.4%
Hasa Inc		Subordinated Debt	N/A	10.50% (Cash) 1.50% PIK	1/16/2026	2,471	2,432	2,535	0.7%
Lion Merger Sub Inc	(6) (9) (13)	First Lien Term Loan	L + 6.50%	7.50%	12/17/2025	14,745	14,553	14,697	3.9%
LSCS Holdings Inc	(6) (13)	First Lien Term Loan	L + 4.50%	5.00%	12/16/2028	10,000	9,950	9,955	2.7%
LYNX FRANCHISING, LLC	(6) (9) (13)	First Lien Term Loan	L + 6.25%	7.25%	12/23/2026	10,000	9,900	9,901	2.6%
Output Services Group Inc	(6)	First Lien Term Loan	L + 4.50%	5.50%	3/27/2024	3,869	3,860	3,331	0.9%
Plaze		Subordinated Debt	L + 7.50%	8.50%	7/7/2028	15,000	14,568	14,719	3.9%
Scaled Agile	(6) (9) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/15/2028	8,077	7,997	7,997	2.1%
Scaled Agile (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/15/2028	1,923	—	(19)	—%
Smile Brands		Subordinated Debt	L + 8.50%	9.25%	4/13/2026	9,597	9,462	9,503	2.5%
Smile Brands (Delayed Draw)	(11)	Subordinated Debt	L + 8.50%	9.25%	4/13/2026	1,959	—	(19)	—%
Soliant Health	(6) (13)	First Lien Term Loan	L + 4.25%	5.00%	3/31/2028	9,325	9,260	9,309	2.5%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Vital Records Control	(6) (9) (13)	First Lien Term Loan	L + 5.50%	6.25%	6/29/2027	4,003	3,947	3,944	1.1%
Vital Records Control (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.50%	6.25%	6/29/2027	670	255	255	0.1%
Worldwide Clinical Trials Holdings Inc	(6)	First Lien Term Loan	L + 4.50%	5.50%	12/5/2024	3,898	3,879	3,898	1.0%
Worldwide Clinical Trials Holdings Inc (Incremental)	(6) (13)	First Lien Term Loan	L + 4.50%	5.50%	12/5/2024	6,183	6,131	6,183	1.7%
Total Services: Business							165,380	165,755	44.2%

Services: Consumer
NJEye LLC	(6)	First Lien Term Loan	L + 5.25%	6.25%	9/17/2024	5,382	5,353	5,214	1.4%
NJEye LLC (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 5.25%	6.25%	9/16/2024	2,982	690	612	0.2%
North Haven Spartan US Holdco LLC	(6)	First Lien Term Loan	L + 5.00%	6.00%	6/6/2025	2,555	2,550	2,308	0.6%
North Haven Spartan US Holdco LLC (Delayed Draw)	(6)	First Lien Term Loan	L + 5.00%	6.00%	6/6/2025	222	221	200	0.1%
One World Fitness PFF LLC	(6)	First Lien Term Loan	L + 5.25%	6.25%	11/26/2025	3,916	3,915	3,265	0.9%
Total Services: Consumer							12,729	11,599	3.2%

Telecommunications
BCM One	(6) (13)	First Lien Term Loan	L + 4.50%	5.50%	11/17/2027	6,388	6,388	6,342	1.7%
BCM One (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.50%	5.50%	11/17/2027	1,858	—	(13)	—%
Corbett Technology Solutions, Inc. ("CTSI")	(6) (13)	First Lien Term Loan	L + 5.00%	6.00%	10/29/2027	5,873	5,816	5,818	1.6%
Corbett Technology Solutions, Inc. ("CTSI") (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.00%	6.00%	10/29/2027	4,126	4,126	4,088	1.1%
Mobile Communications America Inc (Incremental)	(6)	First Lien Term Loan	L + 5.00%	6.00%	3/4/2025	690	688	690	0.2%
Mobile Communications America Inc	(6)	First Lien Term Loan	L + 4.25%	5.25%	3/4/2025	3,896	3,905	3,847	1.0%
Momentum Telecom II	(6) (9) (13)	First Lien Term Loan	L + 5.75%	6.75%	4/16/2027	10,260	10,166	10,233	2.7%
Sapphire Telecom Inc	(6) (9)	First Lien Term Loan	L + 5.25%	6.25% (Cash) 1.00% (PIK)	11/20/2025	6,775	6,727	5,713	1.5%
Tyto Athene, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	6.25%	4/3/2028	7,644	7,571	7,644	2.1%
Total Telecommunications							45,387	44,362	11.9%

Transportation: Cargo
A&R Logistics Holdings Inc	(6) (9)	First Lien Term Loan	L + 6.50%	7.50%	5/3/2025	4,457	4,422	4,502	1.2%

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

A&R Logistics Holdings, Inc (Incremental)	(6) (9)	First Lien Term Loan	L + 6.50%	7.50%	5/3/2025	263	261	266	0.1%
A&R Logistics Holdings, Inc (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	7.00%	5/3/2025	913	904	913	0.2%
SEKO Global Logistics	(6)	First Lien Term Loan	L + 5.00%	6.00%	12/30/2026	1,148	1,137	1,149	0.3%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	10.00%	6/30/2027	9,834	9,651	9,932	2.7%
SEKO Global Logistics (Delayed Draw)	(11)	Subordinated Debt	L + 9.00%	10.00%	6/30/2027	907	—	9	—%
TI ACQUISITION NC LLC	(6)	First Lien Term Loan	L + 4.25%	5.25%	3/19/2027	2,838	2,744	2,832	0.8%
Wittichen Supply		Subordinated Debt	N/A	10.00% (Cash) 2.00% (PIK)	7/31/2028	4,172	4,094	4,108	1.1%
Wittichen Supply (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 2.00% (PIK)	7/31/2028	2,311	—	(35)	—%
Total Transportation: Cargo							23,213	23,676	6.4%

Utilities: Electric
TPC Wire & Cable		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	2,167	2,139	2,136	0.6%
TPC Wire & Cable (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	938	(8)	(13)	—%
Warrior Acquisition Inc	(6)	First Lien Term Loan	L + 5.50%	6.50%	9/16/2026	1,966	1,940	1,880	0.5%
Warrior Acquisition Inc (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 5.50%	6.50%	9/16/2026	622	—	(27)	—%
Total Utilities: Electric							4,071	3,976	1.1%

Wholesale
Go Engineer	(6) (9) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/21/2027	11,808	11,691	11,691	3.1%
Go Engineer	(6) (9) (11) (13)	First Lien Term Loan	L + 5.50%	6.50%	12/21/2027	3,191	(32)	(32)	—%
Total Wholesale							11,659	11,659	3.1%

Total Debt Investments							764,348	764,880	204.5%

Equity Investments
Automotive

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Covercraft	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	1	768	873	0.2%
Total Automotive							768	873	0.2%

Construction & Building
Erie Construction	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	—	166	270	0.1%
Total Construction & Building							166	270	0.1%

Consumer Goods: Non-durable
FoodScience	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	—	98	118	—%
FoodScience	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	5	5	6	—%
Total Consumer Goods: Non-durable							103	124	—%

Containers, Packaging & Glass
Specialized Packaging Group	(7) (8) (10) (14)	Limited Partnership Interest	N/A	—%	N/A	122	122	155	—%
Specialized Packaging Group	(7) (8) (10) (14)	Limited Partnership Interest	N/A	—%	N/A	11	11	11	—%
Total Containers, Packaging & Glass							133	166	—%

Healthcare & Pharmaceuticals
Anne Arundel	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	645	645	761	0.2%
Total Healthcare & Pharmaceuticals							645	761	0.2%

High Tech Industries
Solve Industrial Motion Group	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	—	313	327	0.1%
Total High Tech Industries							313	327	0.1%

Services: Business

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Career Now	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	624	624	629	0.2%
E78	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	—	310	310	0.1%
Hasa Inc	(8)	Limited Partnership Interest	N/A	—%	N/A	645	645	958	0.3%
Total Services: Business							1,579	1,897	0.6%

Transportation: Cargo
SEKO Global Logistics	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	671	332	1,651	0.4%
Wittichen Supply	(8) (14)	Limited Partnership Interest	N/A	—%	N/A	2	1,911	2,064	0.6%
Total Transportation: Cargo							2,243	3,715	1.0%

Total Equity Investments							5,950	8,133	2.2%

Cash equivalents	(12)						34,691	34,691	9.3%
Total Investments							$804,989	$807,704	216.0%
__________________
(1)All investments are non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act classifies investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when the Company owns 25% or less of the portfolio company’s voting securities and “controlled” when the Company owns more than 25% of the portfolio company’s voting securities. The 1940 Act also classifies investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when the Company owns less than 5% of a portfolio company’s voting securities and “affiliated” when the Company owns 5% or more of a portfolio company’s voting securities.
(2)Unless otherwise indicated, issuers of debt and equity held by the Company are domiciled in the United States.
(3) The majority of the investments bear interest at rates that may be determined by reference to London Interbank Offered Rate (“LIBOR” or "L"), as well as Secured Overnight Financing Rate ("SOFR" or "S"), which reset monthly or quarterly. For each such investment, the Company has provided the spread over LIBOR and SOFR and the current contractual interest rate in effect at December 31, 2021. As of December 31, 2021, rates for 1M L, 2M L, 3M L, 6M L and 12M L are 0.10%, 0.15%, 0.21%, 0.34% and 0.58% respectively. As of December 31, 2021, rate for 1M S ("SOFR") is 0.05%. For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of December 31, 2021. Certain investments are subject to a LIBOR floor. For fixed rate loans, a spread above a reference rate is not applicable.
(4)All investments valued using unobservable inputs (Level 3), unless otherwise noted. See Note 3 “Fair Value Measurements” for more information.
(5)Percentage is based on net assets of $374,051 as of December 31, 2021.
(6)Denotes that all or a portion of the assets are owned by CLO-I (as defined in the Notes). CLO-I has entered into a senior secured revolving credit facility (the “Wells Fargo Financing Facility”). The lenders of the Wells Fargo Financing Facility have a first lien security interest in substantially all of the assets of CLO-I. Accordingly, such assets are not available to creditors of the Company.
(7)This portfolio company is not domiciled in the United States. The principal place of business for Specialized Packing Group is Canada.
(8)Security acquired in transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be a “restricted security” under the Securities Act. As of December 31, 2021, the Company held thirteen restricted securities with an aggregate fair value of $8,133, or 2.2% of the Company’s net assets. The acquisition dates of these securities were as follows: Hasa Inc. - July 15, 2020, Anne Arundel - October 16, 2020, Specialized Packaging Group - December 17, 2020 & October 22, 2021, SEKO Global Logistics - December 30,

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2021
(dollar amounts in thousands, including share data)
2020, FoodScience - March 1, 2021, Solve Industrial Motion Group - June 30, 2021, Wittichen Supply - July 27, 2021, Erie Construction - July 30, 2021, Career Now - September 30, 2021, Covercraft - August 20, 2021, and E78 - December 1, 2021.
(9)Investment is a unitranche position.
(10)The investment is considered as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company cannot acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2021, total non-qualifying assets at fair value represented 1.3% of the Company's total assets calculated in accordance with the 1940 Act.
(11)Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. See Note 6 "Commitments and Contingencies". The investment may be subject to unused commitment fees.
(12)Cash equivalents balance represents amounts held in an interest-bearing money market fund issued by U.S. Bank National Association.
(13)Denotes that all or a portion of the assets are owned by SPV II and SPV III (as defined in the Notes). SPV II has entered into a senior secured revolving credit facility (the “SPV II Financing Facility”). The lenders of the SPV II Financing Facility have a first lien security interest in substantially all of the assets of SPV II. Accordingly, such assets are not available to creditors of the Company.
(14)Investment is non-income producing.
(15)Investments valued using observable inputs (Level 2).

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)

1.ORGANIZATION
Nuveen Churchill Direct Lending Corp. (the “Company”) was formed on March 13, 2018, as a limited liability company under the laws of the State of Delaware and was converted into a Maryland corporation on June 18, 2019 prior to the commencement of operations. The Company is a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected, and intends to qualify annually thereafter, to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”). Effective June 1, 2020, the Company changed its name from “Nuveen Churchill BDC, Inc.” to “Nuveen Churchill Direct Lending Corp.”
On December 31, 2019, immediately prior to the BDC election, the Company’s wholly owned subsidiary Nuveen Churchill BDC SPV I, LLC (“SPV I”) merged with Churchill Middle Market CLO V Ltd. (the “Predecessor Entity”), leaving SPV I as the surviving entity (the “Merger”). SPV I is a Delaware limited liability company that was formed on November 13, 2019. SPV I had no assets or operations prior to completion of the Merger and as a result, the historical books and records of the Predecessor Entity have become the books and records of the surviving entity. The Predecessor Entity was a Cayman exempt limited company and was formed under the laws of the Cayman Islands on November 14, 2017 and commenced operations on January 12, 2018. The Predecessor Entity and SPV I were entities under common control prior to the Merger. On May 20, 2022, SPV I completed a term debt securitization and, in connection therewith, changed its name to Churchill NCDLC CLO-I, LLC (“CLO-I”). See Note 5, Secured Debt. The Company has consolidated its investments in CLO-I, in accordance with its consolidation policy discussed in Note 2.
The Company’s investment objective is to generate attractive risk-adjusted returns primarily through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies, which the Company defines as companies with approximately $10.0 million to $100.0 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company focuses on privately originated debt to performing U.S. middle market companies, with a portfolio comprised primarily of first-lien senior secured debt and unitranche loans (other than last-out positions in unitranche loans) (collectively “Senior Loans”). The Company also opportunistically invests in junior capital opportunities (second-lien loans, subordinated debt, last-out positions in unitranche loans and equity-related securities) (collectively “Junior Capital Investments”).
The Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with Nuveen Churchill Advisors LLC (the “Adviser”), under which the Adviser has delegated substantially all of its day-to-day portfolio management obligations through a sub-advisory agreement, which was originally entered into on December 31, 2019 and was amended and restated on December 11, 2020, October 7, 2021 and March 8, 2022 (as amended and restated, the “Sub-Advisory Agreement” and, together with the Investment Advisory Agreement, the “Advisory Agreements”), with Churchill Asset Management LLC (the “Sub-Adviser” together with the Adviser, the "Advisers"). Under an administration agreement (the “Administration Agreement”), the Company is provided with certain services by an administrator, Nuveen Churchill Administration LLC (the “Administrator”). The Advisers and Administrator are all affiliates and subsidiaries of Nuveen, LLC, a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). See Note 4, Related Party Transactions.
Nuveen Churchill BDC SPV II, LLC (“SPV II”) and Nuveen Churchill BDC SPV III, LLC ("SPV III") are Delaware limited liability companies that were each formed on March 19, 2020 and commenced operations on September 21, 2020, the date of their first investment transaction. SPV II and SPV III primarily invest in Senior Loans. NCDL Equity Holdings LLC ("NCDL Equity Holdings") was formed on June 13, 2022 and commenced operations on October 5, 2022 the date of its first investment transaction. NCDL Equity Holdings was formed to hold certain equity-related securities. SPV II, SPV III and NCDL Equity Holdings are wholly owned subsidiaries of the Company and are consolidated in these consolidated financial statements commencing from the date of their formation, in accordance with the Company's consolidation policy discussed in Note 2.
The Company may from time to time conduct a private offering of its common stock to “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
"Securities Act"), in reliance on exemptions from the registration requirements of the Securities Act (the “Private Offering”). Each investor will purchase shares pursuant to a subscription agreement entered into with the Company. The initial closing of the Private Offering was held on March 13, 2020 (the "Initial Closing"). The Company held additional closings (each a “Subsequent Closing”) after the Initial Closing (the “Initial Fundraising Period”). On September 1, 2021, the Company's board of directors (the "Board") determined to extend the Initial Fundraising Period from 18 months to 24 months after the Initial Closing. As a result of the foregoing, the Company extended the period during which it may hold Subsequent Closings from September 13, 2021 to March 13, 2022. On March 8, 2022, the Company’s board of directors determined to conduct a follow-on offering of the Company's shares of common stock following the end of the Initial Fundraising Period, which ended on March 13, 2022 (the “Follow-on Offering”). The Company held its final closing of the Follow-on Offering on June 15, 2022. The Board may, in its sole discretion, extend the Follow-on Offering. If the Company is unable to list its shares on a national securities exchange (an "Exchange Listing") or effectuate another permissible liquidity event (as described in the Company's offering documents) within five years of the Initial Closing, subject to up to two one-year extensions at the discretion of the Board, then the Company will use its best efforts to wind down and/or liquidate and dissolve.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“US GAAP”). The Company is an investment company for the purposes of accounting and financial reporting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC 946”), and pursuant to Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair statement of the consolidated financial statements for the periods presented, have been included. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation. US GAAP for an investment company requires investments to be recorded at fair value. The carrying value for all other assets and liabilities approximates their fair value, unless otherwise disclosed within.
Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash, Cash Equivalents and Restricted Cash
Cash and restricted cash represent cash deposits held at financial institutions, which at times may exceed U.S. federally insured limits. The Company has restrictions on the uses of the cash held by SPV III based on the terms of the Wells Fargo Financing Facility (as defined below) (refer to Note 5). Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to cash and have original maturities of three months or less. Cash, restricted cash and cash equivalents are carried at cost, which approximates fair value.
Valuation of Portfolio Investments
Investments are valued in accordance with the fair value principles established by FASB ASC Topic 820, Fair Value Measurement (“ASC Topic 820”) and in accordance with the 1940 Act. ASC Topic 820’s definition of fair value focuses on the amount that would be received to sell the asset or paid to transfer the liability in the principal or most advantageous market, and prioritizes the use of market-based inputs (observable) over entity-specific inputs (unobservable) within a measurement of fair value.
ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy,

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
which prioritizes information used to measure fair value and the effect of fair value measurements on earnings, and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:
•Level 1 — Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
•Level 2 — Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of observable input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
Active, publicly traded instruments are classified as Level 1 and their values are generally based on quoted market prices, even if both the market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.
Fair value is generally determined as the price that would be received for an investment in a current sale, which assumes an orderly market is available for the market participants at the measurement date. If available, fair value of investments is based on directly observable market prices or on market data derived from comparable assets. The Company’s valuation policy considers the fact that no ready market may exist for many of the securities in which it invests and that fair value for its investments must be determined using unobservable inputs.
With respect to investments for which market quotations are not readily available (Level 3), the Board, defined further below in Note 4, undertakes a multi-step valuation process each quarter, as follows:
i.the quarterly valuation process begins with each portfolio company or investment being initially valued by either the professionals of the applicable investment team that are responsible for the portfolio investment or an independent third-party valuation firm;
ii.preliminary valuation conclusions are documented and approved by the applicable investment team’s investment committee;
iii.to the extent that an independent third-party valuation firm has not been engaged by, or on behalf of, the Board to value 100% of the portfolio, then at a minimum, an independent third-party valuation firm will be engaged by, or on behalf of, the Company will provide positive assurance of the portfolio each quarter (such that each investment is reviewed by a third-party valuation firm at least once on a rolling 12-month basis), including a review of management’s preliminary valuation and recommendation of fair value;
iv.the audit committee of the Board (the "Audit Committee") reviews the valuations approved by the applicable investment team’s investment committee and, where appropriate, the independent valuation firms, and recommends those values to the Board; and
v.the Board discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of the applicable Investment Team or the respective independent valuation firms and, where appropriate, the Audit Committee.
The Board makes this fair value determination on a quarterly basis and in such other instances when a decision regarding the fair value of the portfolio investments is required. Factors considered by the Board as part of the valuation of investments include credit ratings/risk, the portfolio company's current and projected earnings, current and expected leverage, ability to make interest and principal payments, the estimated remaining life of the investment, liquidity, compliance with applicable loan covenants, price to earnings (or other financial) ratios of the

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
portfolio company and other comparable companies, current market yields and interest rate spreads of similar securities as of the measurement date. Other factors taken into account include changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade. The Board may also base its valuation of an investment on recent investments and securities with similar structure and risk characteristics. The Sub-Adviser obtains market data from its ongoing investment purchase efforts, in addition to monitoring transactions that have closed and are announced in industry publications. External information may include (but is not limited to) observable market data derived from the U.S. loan and equity markets. As part of compiling market data as an indication of current market conditions, management may utilize third-party sources.
The value assigned to these investments is based upon available information and may fluctuate from period to period. In addition, it does not necessarily represent the amount that ultimately might be realized upon a portfolio investment's sale. Due to the inherent uncertainty of valuation, the estimated fair value of an investment may differ from the value that would have been used had a ready market for the security existed, and the difference could be material.
Investment Transactions and Revenue Recognition
Investment transactions are recorded on the applicable trade date. Any amounts related to purchases, sales and principal paydowns that have traded, but not settled, are reflected as either a receivable for investments sold or payable for investments purchased on the consolidated statements of assets and liabilities. Realized gains and losses on investment transactions are determined on a specific identification basis and are included as net realized gain (loss) on investments in the consolidated statements of operations. Net change in unrealized appreciation (depreciation) on investments is recognized in the consolidated statements of operations and reflects the period-to-period change in fair value and cost of investments.
Interest income, including amortization of premium and accretion of discount on loans, and expenses are recorded on the accrual basis. The Company accrues interest income if it expects that ultimately it will be able to collect such income.
The Company may have loans in its portfolio that contain payment-in-kind (“PIK”) income provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. This non-cash source of income is included when determining what must be paid out to stockholders in the form of distributions in order for the Company to maintain its status as a RIC, even though the Company has not yet collected cash. As of December 31, 2022 and December 31, 2021, the fair value of the loans in the portfolio with PIK income provisions was $58,656 and $24,660, respectively, which represents approximately 4.89% and 3.19% of total investments at fair value, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company earned $789, $113, and $28, respectively, in PIK income provisions.
Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. For the years ended December 31, 2022 and 2021, the Company earned $225 and $213, respectively, of dividend income on its equity investments. For the year ended December 31, 2020, the Company earned no dividend income on its equity investments.
Other income may include income such as consent, waiver, amendment, unused, and prepayment fees associated with the Company’s investment activities, as well as any fees for managerial assistance services rendered by the Company to its portfolio companies. Such fees are recognized as income when earned or the services are rendered. For the years ended December 31, 2022, 2021, and 2020 other income of $1,571, $1,062, and $257, respectively, was earned, primarily related to prepayment and amendment fees.
Loans are generally placed on non-accrual status when a payment default occurs or if management otherwise believes that the issuer of the loan will not be able to make contractual interest payments or principal payments. The Company will cease recognizing interest income on that loan until all principal and interest is current through payment or until a restructuring occurs, such that the interest income is deemed to be collectible. However, the

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
Company remains contractually entitled to this interest. The Company may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. Accrued interest is written-off when it becomes probable that the interest will not be collected and the amount of uncollectible interest can be reasonably estimated. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through PIK income. As of December 31, 2022, the fair value of the loan on non-accrual status was $8,898, which represents approximately 0.74% of total investments at fair value. As of December 31, 2021, there were no loans in the Company's portfolio on non-accrual status.
Deferred Financing Costs
Deferred financing costs include capitalized expenses related to the closing or amendments of borrowings. Amortization of deferred financing costs is computed on the straight-line basis over the term of the borrowings. The unamortized balance of such costs is included as a direct deduction from the related liability in the accompanying consolidated statements of assets and liabilities. The amortization of such costs is included in interest and debt financing expenses in the accompanying consolidated statements of operations.
Organization and Offering Costs
Organization costs consist of primarily legal, incorporation and accounting fees incurred in connection with the organization of the Company. Organization costs are expensed as incurred and are shown in the Company's consolidated statements of operations. Refer to Note 4 for further details on the Expense Support Agreement.
Offering costs consist primarily of fees and expenses incurred in connection with the offering of shares, as well as legal, printing and other costs associated with the preparation and filing of applicable registration statements and offering materials. Offering costs are recognized as a deferred charge, are amortized on a straight-line basis over 12 months and are shown in the Company's consolidated statements of operations. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of paid-in capital upon each such offering. For the years ended December 31, 2022, 2021, and 2020, the Company incurred offering costs of $82, $68 and $77, respectively.
Income Taxes
For U.S. federal income tax purposes, the Company has elected, and intends to qualify annually, to be treated as a RIC under the Code. In order to qualify as a RIC, the Company must meet certain minimum distribution, source-of-income and asset diversification requirements. If such requirements are met, then the Company is generally required to pay U.S. federal income taxes only on the portion of its taxable income and gains it does not distribute.
The minimum distribution requirements applicable to RICs require the Company to distribute to its shareholders at least 90% of its investment company taxable income (“ICTI”), as defined by the Code, each year. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.
In addition, based on the excise distribution requirements, the Company is subject to a 4% U.S. nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ended October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding year. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to U.S. federal income tax at corporate rates is considered to have been distributed. The Company intends to timely distribute to our shareholders substantially all of our annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely than not” to be sustained by the

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
applicable tax authority. SPV I, SPV II and SPV III are disregarded entities for tax purposes and are consolidated with the tax return of the Company. NCDL Equity Holdings has elected to be classified as a corporation for U.S. federal income tax purposes. All penalties and interest associated with income taxes, if any, are included in income tax expense. For the years ended December 31, 2022, 2021 and 2020, the Company did not incur any excise tax expense.
Dividends and Distributions to Common Shareholders
To the extent that the Company has taxable income available, the Company intends to continue to make quarterly distributions to its common shareholders. Dividends and distributions to common shareholders are recorded on the applicable record date. The amount to be distributed to common shareholders is determined by the Board each quarter and is generally based upon the taxable earnings estimated by management and available cash. Net realized capital gains, if any, will generally be distributed at least annually, although the Company may decide to retain such capital gains for investment.
The Company has adopted a dividend reinvestment plan under which shareholders will automatically receive dividends and other distributions in cash unless they elect to have their dividends and other distributions reinvested in additional shares. As a result of the foregoing, if the Board authorizes, and we declare, a cash dividend or distribution, shareholders that have “opted in” to our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash.
Functional Currency
The functional currency of the Company is the U.S. Dollar and all transactions were in U.S. Dollars.
Recent Accounting Standards Updates
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting in March 2020. This update provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls reference rate reform, if certain criteria are met. This guidance was effective upon issuance and generally can be applied through December 31, 2022. The Company has agreements that have LIBOR as a reference rate with certain portfolio companies. Many of these agreements include an alternative successor rate or language for choosing an alternative successor rate if LIBOR reference is no longer considered to be appropriate. With respect to other agreements, the Company intends to work with its portfolio companies to modify agreements to choose an alternative successor rate. Contract modifications may be required to be evaluated in determining whether the modifications result in the establishment of new contracts or the continuation of existing contracts. The Company plans to adopt this amendment and apply this update, where applicable, to account for contract modifications due to changes in reference rates when LIBOR reference is no longer used. The Company did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the fiscal year ended December 31, 2022.
In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”). The amendments in ASU 2022-06 extend the period of time preparers can utilize the reference rate reform relief guidance. ASU 2022-06 became effective for all entities upon issuance. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The company continues to evaluate the impact that the amendments in this update will have on the Company's consolidated financial statements and disclosures when applied.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
SEC Disclosure Update and Simplification
In December 2020, the U.S. Securities and Exchange Commission (the “SEC”) adopted a new rule providing a framework for fund valuation practices. New Rule 2a-5 under the 1940 Act (“Rule 2a-5”) establishes requirements for determining fair value in good faith for purposes of the 1940 Act. Rule 2a-5 will permit boards, subject to board oversight and certain other conditions, to designate certain parties to perform fair value determinations. Rule 2a-5 also defines when market quotations are “readily available” for purposes of the 1940 Act and the threshold for determining whether a fund must determine the fair value of a security. The SEC also adopted new Rule 31a-4 under the 1940 Act (“Rule 31a-4”), which provides the recordkeeping requirements associated with fair value determinations. Finally, the SEC is rescinding previously issued guidance on related issues, including the role of the board in determining fair value and the accounting and auditing of fund investments. Rule 2a-5 and Rule 31a-4 became effective on March 8, 2021, and have a compliance date of September 8, 2022. An investment company may voluntarily comply with the rules after the effective date, and in advance of the compliance date, under certain conditions. As of December 31, 2022, the Board has not designated the Adviser to perform fair value determinations. The Company has adopted certain revisions to its valuation policies and procedures in order to comply with the applicable requirements of Rule 2a-5 and Rule 31a-4.
3.FAIR VALUE MEASUREMENTS
Fair Value Disclosures
The following tables present fair value measurements of investments, by major class, and cash equivalents as of December 31, 2022 and 2021, according to the fair value hierarchy:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets:
First Lien Term Loans	$—	$22,964	$1,016,856	$1,039,820
Subordinated Debt	—	—	133,243	133,243
Equity Investments	—	—	27,313	27,313
Cash Equivalents	17,572	—	—	17,572
Total	$17,572	$22,964	$1,177,412	$1,217,948

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets:
First Lien Term Loans	$—	$5,456	$677,380	$682,836
Subordinated Debt	—	8,043	74,001	82,044
Equity Investments	—	—	8,133	8,133
Cash Equivalents	34,691	—	—	34,691
Total	$34,691	$13,499	$759,514	$807,704

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
The following tables provide a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the years ended December 31, 2022 and 2021:

	First Lien Term Loans	Subordinated Debt	Equity Investments	Total
Balance as of December 31, 2021	$677,380	$74,001	$8,133	$759,514
Purchase of investments	421,363	58,003	12,257	491,623
Proceeds from principal repayments and sales of investments	(44,866)	(4,131)	—	(48,997)
Payment-in-kind interest	51	738	—	789
Amortization of premium/accretion of discount, net	1,407	324	—	1,731
Net realized gain (loss) on investments	(340)	78	—	(262)
Net change in unrealized appreciation (depreciation) on investments	(28,184)	(3,813)	6,923	(25,074)
Transfers out of Level 3 (1)	(9,955)	—	—	(9,955)
Transfers to Level 3 (1)	—	8,043	—	8,043
Balance as of December 31, 2022	$1,016,856	$133,243	$27,313	$1,177,412

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held as of December 31, 2022	$(28,852)	$(3,836)	$6,923	$(25,765)
__________________
(1)Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the year ended December 31, 2022, transfers into Level 3 from Level 2 were a result of changes in the observability of significant inputs for certain portfolio companies.

	First Lien Term Loans	Subordinated Debt	Equity Investments	Total
Balance as of December 31, 2020	$323,427	$9,749	$2,083	$335,259
Purchase of investments	534,610	63,956	4,204	602,770
Proceeds from principal repayments and sales of investments	(175,330)	(462)	(338)	(176,130)
Payment-in-kind interest	—	112	—	112
Amortization of premium/accretion of discount, net	901	86	—	987
Net realized gain (loss) on investments	791	9	—	800
Net change in unrealized appreciation (depreciation) on investments	3,581	551	2,184	6,316
Transfers out of Level 3 (1)	(10,600)	—	—	(10,600)
Balance as of December 31, 2021	$677,380	$74,001	$8,133	$759,514

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held as of December 31, 2021	$3,373	$551	$2,184	$6,108
__________________
(1)Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the year ended December 31, 2021, transfers into Level 3 from Level 2 were a result of changes in the observability of significant inputs for certain portfolio companies.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
Significant Unobservable Inputs
ASC Topic 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. The valuation techniques and significant unobservable inputs used in Level 3 fair value measurements of assets as of December 31, 2022 and 2021 were as follows:

Investment Type	Fair Value at December 31, 2022	Valuation Techniques	Unobservable Inputs	Ranges		Weighted Average
First Lien Term Loans	$943,976	Yield Method	Market Yield Discount Rates	8.00%	20.73%	10.64%
First Lien Term Loan	8,898	Recovery Analysis	Recovery Rate	60.20	60.20	60.20
First Lien Term Loans	63,982	Recent Transactions	Transaction Price	98.01	100.00	98.23
Subordinated Debt	107,500	Yield Method	Market Yield Discount Rates	11.72%	17.40%	13.19%
Subordinated Debt	25,743	Recent Transactions	Transaction Price	97.00	100.00	98.40
Equity	15,667	Enterprise Value	EBITDA Multiple	6.50x	19.50x	7.78x
Total	$1,165,766
Equity investments in the amount of $11,646 at December 31, 2022 have been excluded from the table above as the investments are valued using a recent transaction.

Investment Type	Fair Value at December 31, 2021	Valuation Techniques	Unobservable Inputs	Ranges		Weighted Average
First Lien Term Loans	$539,291	Yield Method	Implied Discount Rate	5.62%	12.71%	7.08%
First Lien Term Loans	138,089	Recent Transactions	Transaction Price	86.08	99.60	98.70
Subordinated Debt	74,001	Yield Method	Implied Discount Rate	6.64%	13.22%	10.87%
Equity	7,812	Enterprise Value	EBITDA Multiple	6.00x	14.00x	10.50x
Equity	321	Recent Transactions	Transaction Price	100.00	100.00	100.00
Total	$759,514
Debt investments are generally valued using an income analysis, which weighs market yield and credit performance discount rates. The market yield analysis compares market yield movements from the date of the closing of the investment to the reporting date. The credit performance analysis determines a yield per unit of leverage at closing and compares that to a current yield per unit of leverage (factoring any change in pricing and change in leverage as a result of the borrower’s actual performance) as of the reporting date. Material underperformance will typically require an increase in the weighting towards the credit performance analysis. The yield method calculates an implied discount rate at closing and compares that to a current implied discount rate as of the reporting date. Implied discount rates are determined using a combination of market yield data and borrower performance. A recent market trade, if applicable, will also be factored into the valuation.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
Equity investments are generally valued using a market analysis, which utilizes market value multiples (EBITDA or revenue) of publicly traded comparable companies and available precedent sales transactions of comparable companies. The selected multiple is used to estimate the enterprise value of the underlying investment.
Alternative valuation methodologies may be used as appropriate for debt or equity investments, and can include a market analysis, income analysis, or liquidation (recovery) analysis. A recent transaction, if applicable, may also be factored into the valuation if the transaction price is believed to be an indicator of value.
Weighted average inputs are calculated based on the relative fair value of the investments. Significant increases (decreases) in discount rates could result in lower (higher) fair value measurements. Significant decreases (increases) in comparable multiples may result in lower (higher) fair value measurements.
Financial Instruments disclosed but not carried at fair value
The fair value of the Company's credit facilities, which would be categorized as Level 3 within the fair value hierarchy approximates their carrying values. The fair value of the 2022 Notes (as defined in Note 5) was based on market quotations(s) received from broker/dealer(s). These fair value measurements were based on significant inputs not observable and thus represent Level 3 measurements. The carrying value and fair value of the Company’s debt obligations were as follows:

	December 31, 2022		December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Wells Fargo Financing Facility (1)	$111,300	$111,300	$231,600	$231,600
Subscription Facility (1)	—	—	34,000	34,000
SMBC Financing Facility (1)	252,147	252,147	144,447	144,447
Class A-1 Notes (1)	199,000	193,627	—	—
Class A-1F Notes (1)	34,250	31,705	—	—
Class A-L Notes (1)	30,000	29,190	—	—
Class B Notes (1)	47,250	44,888	—	—
Class C Notes (1)	31,500	29,295	—	—
Total	$705,447	$692,152	$410,047	$410,047
__________________
(1)Carrying value on the consolidated statements of assets and liabilities are net of deferred financing costs.
4.RELATED PARTY TRANSACTIONS
Advisory Agreements
On December 31, 2019, immediately prior to its election to be regulated as a BDC, the Company entered into the Investment Advisory Agreement with the Adviser. The Board, including all of the directors who are not “interested persons” (as defined in the 1940 Act) of the Company (the “Independent Directors”), approved the Investment Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act.
On December 31, 2019, immediately prior to the Company’s election to be regulated as a BDC, the Adviser entered into the Sub-Advisory Agreement with Churchill, which was subsequently amended and restated on December 11, 2020, October 7, 2021 and March 8, 2022. The Board, including all of the Independent Directors, also approved the Sub-Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act. The Adviser has delegated substantially all of its day-to-day portfolio-management obligations under the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement. The Adviser has general oversight over the investment process on behalf of the Company and manages the capital structure of the Company, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for the Company’s performance under the terms of the Investment Advisory Agreement.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
Unless terminated earlier as described below, each Advisory Agreement will remain in effect for an initial period of two years and will remain in effect on a year-to-year basis thereafter if approved annually either by the Board or by the affirmative vote of the holders of a majority of our outstanding voting securities and, in each case, a majority of our Independent Directors. Most recently, on November 1, 2022, the Board, including all of the Independent Directors, approved the renewal of the Investment Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act for an additional one-year term expiring on December 31, 2023. Each of the Advisory Agreements will automatically terminate in the event of its assignment, as defined in the 1940 Act, by the applicable Adviser and may be terminated by either the Company or the applicable Adviser without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate any of the Advisory Agreements without penalty. The Adviser will retain a portion of the management fee and incentive fee payable under the Investment Advisory Agreement. The remaining amounts will be paid by the Adviser to Churchill as compensation for services provided pursuant to the Sub-Advisory Agreement.
Prior to any Exchange Listing or any listing of the Company's securities on any other public trading market, the base management fee is calculated and payable quarterly in arrears at an annual rate of 0.75% of average total assets, excluding cash and cash equivalents and undrawn capital commitments and including assets financed using leverage ("Average Total Assets"), at the end of the two most recently completed calendar quarters. For purposes of this calculation, cash and cash equivalents include any temporary investments in cash-equivalents, U.S. government securities and other high quality investment grade debt investments that mature in 12 months or less from the date of investment. Following an Exchange Listing, the base management fee will be calculated at an annual rate of 1.25% of Average Total Assets.
Prior to an Exchange Listing, or any listing of its securities on any other public trading market, the Company will pay no incentive fee to the Adviser.
Following an Exchange Listing, the Company will pay an incentive fee to the Adviser that will consist of two parts. The first part will be calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the preceding quarter. The second part of the incentive fee is a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year.
Pre-incentive fee net investment income will not include any realized capital gains, realized capital losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter in which it incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, the Company will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.50% per quarter (6.0% annually).
Pursuant to the Investment Advisory Agreement, following an Exchange Listing, the Company will pay its Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6.0% annually);
•100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter following an Exchange Listing. The Company refers to this portion of the Company’s pre-incentive fee net investment income as the “catch-up” provision. Following an Exchange Listing, the catch-

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
up is meant to provide the Adviser with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and
•15% of the amount of pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter following an Exchange Listing.
Following an Exchange Listing, the second part of the incentive fee is a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15% of the Company’s realized capital gains as of the end of the fiscal year following an Exchange Listing. In determining the capital gains incentive fee payable to the Adviser, the Company will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 15% of such amount, as applicable, less the aggregate amount of any capital gains incentive fees paid in respect of the Company’s portfolio in all prior years following an Exchange Listing.
For the years ended December 31, 2022, 2021, and 2020 base management fees were $7,464, $4,049, and $1,522, respectively. As of December 31, 2022 and 2021, $2,211 and $1,376, respectively, of such fees, were unpaid and are included in Management fees payable in the accompanying consolidated statements of assets and liabilities.As of December 31, 2022 and 2021, the Company was not entitled to any incentive fees under the Investment Advisory Agreement.
Administration Agreement
On December 31, 2019, the Company entered into the Administration Agreement, which was approved by the Board. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, the required administrative services, which include, among other things, assisting the Company with the preparation of the financial records that the Company is required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. At the request of the Adviser or the Sub-Adviser, the Administrator also may provide significant managerial assistance on the Company’s behalf to those portfolio companies that have accepted the Company’s offer to provide such assistance. U.S. Bank Trust Company, National Association (as successor in interest to U.S Bank National Association), provides the Company with certain fund administration and bookkeeping services pursuant to a sub-administration agreement with the Administrator.
For the years ended December 31, 2022, 2021, and 2020, the Company incurred $1,111, $660, and $534, respectively, in fees under the Administration Agreement, which are included in administration fees in the accompanying consolidated statements of operations. As of December 31, 2022 and 2021, fees of $808 and $418, respectively, were unpaid and included in accrued expenses in the accompanying consolidated statements of assets and liabilities.
Expense Support Agreement
On December 31, 2019, the Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may pay certain expenses of the Company, provided that no portion of the payment will be used to pay any interest expense of the Company (each,

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
an “Expense Payment”). Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Available Operating Funds means the sum of (i) the Company’s net investment income (including net realized short-term capital gains reduced by net realized long-term capital losses), (ii) the Company’s net capital gains (including the excess of net realized long-term capital gains over net realized short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Company to the Adviser.
No Reimbursement Payment for any calendar quarter shall be made if (1) the annualized rate of regular cash distributions declared by the Company on record dates in the applicable calendar quarter of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the Company on record dates in the calendar quarter in which the Expense Payment was committed to which such Reimbursement Payment relates, or (2) the Company’s Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The Operating Expense Ratio is calculated by dividing the Company’s operating costs and expenses incurred, less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by the Company’s net assets. The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter, except to the extent the Adviser has waived its right to receive such payment for the applicable quarter.
The following table presents a cumulative summary of the Expense Payments that may be subject to reimbursement pursuant to the Expense Support Agreement:

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Expired Expense Support	Unreimbursed Expense Payments	Reimbursement Eligibility Expiration
December 31, 2019	$1,696	$—	$(1,696)	$—	December 31, 2022
March 31, 2020	182	—	—	182	March 31, 2023
June 30, 2020	3	—	—	3	June 30, 2023
September 30, 2020	466	—	—	466	September 30, 2023
December 31, 2020	56	—	—	56	December 31, 2023
March 31, 2021	97	—	—	97	March 31, 2024
June 30, 2021	62	—	—	62	June 30, 2024
September 30, 2021	47	—	—	47	September 30, 2024
December 31, 2021	42	—	—	42	December 31, 2024
March 31, 2022	71	—	—	71	March 31, 2025
June 30, 2022	54	—	—	54	June 30, 2025
September 30, 2022	67	—	—	67	September 30, 2025
Total	$2,843	$—	$(1,696)	$1,147
The cumulative amount of expense payments by the Adviser as of December 31, 2022 and 2021, are $2,843 and $2,651, respectively.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
For the years ended December 31, 2022, 2021, and 2020, the Company received $179, $522, and $424, respectively, in expense support from the Adviser relating to legal fees, offering costs and debt financing expenses.
Directors' Fees
The Board consists of seven members, five of whom are Independent Directors. On December 9, 2019, the Board established an Audit Committee, a Nominating and Corporate Governance Committee and a Special Transactions Committee, each consisting solely of the Independent Directors, and may establish additional committees in the future. For the years ended December 31, 2022, 2021, and 2020, the Company incurred $383, $383, and $383, respectively, in fees which are included in Directors’ fees in the accompanying consolidated statements of operations. As of December 31, 2022 and 2021, $96 and $96, respectively, were unpaid and are included in Directors’ fees payable in the accompanying consolidated statements of assets and liabilities.
Other Related Party Transactions
From time to time, the Sub-Adviser and the Administrator may pay amounts owed by the Company to third-party providers of goods or services and the Company will subsequently reimburse the Sub-Adviser and Administrator for such amounts paid on its behalf. Amounts payable to the Sub-Adviser and Administrator are settled in the normal course of business without formal payment terms. As of December 31, 2022 and 2021, the Company owed the Sub-Adviser and the Administrator $1,264 and $440 for reimbursements including the Company''s allocable portion of overhead, which are included in Accounts payable and accrued expenses in the accompanying consolidated statements of assets and liabilities.
5.SECURED DEBT
The Company, CLO-I, SPV II, and SPV III are party to credit facilities as described below. In accordance with the 1940 Act, the Company is currently only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is maintained at a level of at least 150% after such borrowings. As of December 31, 2022 and 2021, asset coverage was 174.41% and 191.22%, respectively. The Company, CLO-I, SPV II, and SPV III were in compliance with all covenants and other requirements of their respective credit facility agreements.
Wells Fargo Financing Facility
The Predecessor Entity borrowed funds under a credit agreement (the “Agreement”) executed on October 23, 2018. The Agreement was originally executed among the Predecessor Entity, Nuveen Alternatives Advisors LLC, as the original collateral manager to the Predecessor Entity, TIAA, as the sole preference shareholder (the “Preference Shareholder”), and Wells Fargo Bank, N.A., as lender (the “Lender”) and administrative agent. As part of the Agreement, the Predecessor Entity issued to the Lender a $175,000 variable funding note ("Wells Fargo Financing Facility"). Effective on the date of the Merger, the Agreement with the Lender was transferred to SPV I and the borrowings under the Agreement were assumed by SPV I and the Company serves as the collateral management (the "Wells Fargo Financing Facility Agreement").
The Wells Fargo Financing Facility Agreement was amended on October 28, 2020 and March 31, 2022. The most recent amendment on March 31, 2022 extended the reinvestment period from October 28, 2023 to March 31, 2025 and the maturity date from October 28, 2025 to March 31, 2027, and changed the interest rate payable under the Agreement to the sum of 2.20% plus SOFR, among other changes.
On May 5, 2022, SPV III entered into the borrower joinder agreement (the “Joinder”) to become party to the Wells Fargo Financing Facility Agreement. Effective May 20, 2022, following the closing of the term debt securitization (discussed further below), the maximum facility amount available was reduced to $275,000 from $350,000 and SPV III began borrowing on the Wells Fargo Financing Facility.
The Wells Fargo Financing Facility, as amended, also requires the Company to maintain an asset coverage ratio equal to at least 1.50:1.00. The amount of the borrowings under the Wells Fargo Financing Facility equals the amount of the outstanding advances. Advances under the Wells Fargo Financing Facility may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the facility amount prior

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
to the first anniversary of the date of the amendment (subject to certain exceptions) is subject to a commitment reduction fee of 1%.
As of December 31, 2022 the Wells Fargo Financing Facility bore interest at a rate of SOFR, reset daily plus 2.20%, per annum. As of December 31, 2021, the Wells Fargo Financing Facility bore interest at monthly LIBOR rate, reset daily plus 2.50%, per annum.
CLO-I and SPV III, beginning May 5, 2022, have pledged their assets to the collateral agent to secure its obligations under the Wells Fargo Financing Facility. Each of the Company, CLO-I, and SPV III have made customary representations and warranties and are required to comply with various financial covenants related to liquidity and other maintenance covenants, reporting requirements and other customary requirements for similar facilities.
Subscription Facility
On September 10, 2020, the Company entered into a revolving credit agreement (the ‘‘Subscription Facility’’) with Sumitomo Mitsui Banking Corporation (“SMBC”), as the administrative agent for certain secured parties, the syndication agent, the lead arranger, the book manager, the letter of credit issuer and the lender. The Subscription Facility was subsequently amended on August 12, 2021, September 10, 2021, and September 1, 2022. The most recent amendment on September 1, 2022, among other things, extended the maturity date from September 9, 2022 to September 8, 2023, and changed the underlying benchmark used to compute interest from LIBOR to SOFR.
The Subscription Facility has a maximum commitment of $50,000, subject to availability under the "Borrowing Base". The Borrowing Base is calculated based on the unfunded capital commitments of certain investors that have subscribed to purchase shares of the Company, to the extent the capital commitments of such investors also have been approved by SMBC for inclusion in the Borrowing Base and meet certain additional criteria.
As of December 31, 2022 and 2021, the Subscription Facility bore interest at a rate of SOFR, plus 1.75% and LIBOR plus 1.75%, respectively, per annum. The Company also pays an unused commitment fee of 0.25% per annum.
The Subscription Facility is structured as a revolving credit facility secured by the capital commitments of the Company’s subscribed investors. The Subscription Facility contains certain financial covenants and events of default.
SMBC Financing Facility
On November 24, 2020, SPV II entered into a senior secured revolving credit facility (the “SMBC Financing Facility”) with SMBC, as the administrative agent, the collateral agent and the lender.
The SMBC Financing Facility Agreement was amended on December 23, 2021 and June 29, 2022. The most recent amendment on June 29, 2022 increased the maximum facility amount available from $225,000 to $300,000 (the “Maximum Facility Amount”), and changed the benchmark used to compute interest from LIBOR plus 2.15% to SOFR plus 2.15%, among other changes. In addition to the interest rate payable, there is a structuring fee of 1.00% and an unused commitment fee of 0.50% per annum on the undrawn amount. Advances under the SMBC Financing Facility Agreement may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the Maximum Facility Amount prior to the second anniversary of the closing date (subject to certain exceptions) is subject to a commitment reduction fee of 0.75%.
Under the SMBC Financing Facility, which matures on November 24, 2025, the lender has agreed to extend credit to SPV II in an aggregate principal amount up to the Maximum Facility Amount. The Company's ability to draw under the SMBC Financing Facility is scheduled to terminate on November 24, 2023. As of December 31, 2022 and 2021, the SMBC Financing Facility bore interest at one-month SOFR plus 2.15% and one month LIBOR plus 2.15%, respectively, per annum.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
SPV II has pledged all of its assets to the collateral agent to secure its obligations under the SMBC Financing Facility. Both the Company and SPV II have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities.
CLO-I
On May 20, 2022 (the “Closing Date”), the Company completed a $448,325 term debt securitization (the “2022 Debt Securitization”). Term debt securitization is also known as a collateralized loan obligation and is a form of secured financing incurred by the Company.
The notes offered in the 2022 Debt Securitization (the “2022 Notes”) were issued by CLO-I, an indirect, wholly-owned, consolidated subsidiary of the Company. The 2022 Notes consist of $199,000 of AAA Class A-1 2022 Notes, which bear interest at the three-month Term SOFR plus 1.80%; $34,250 of AAA Class A-1F 2022 Notes, which bear interest at 4.42%; $47,250 of AA Class B 2022 Notes, which bear interest at the three-month Term SOFR plus 2.30%; $31,500 of A Class C 2022 Notes, which bear interest at the three-month Term SOFR plus 3.15%; $27,000 of BBB Class D 2022 Notes, which bear interest at the three-month Term SOFR plus 4.15%; and $79,325 of Subordinated 2022 Notes, which do not bear interest. The Company directly owns all of the BBB Class D 2022 Notes and the Subordinated 2022 Notes and as such, these notes are eliminated in consolidation.
As part of the 2022 Debt Securitization, CLO-I also entered into a loan agreement (the “CLO-I Loan Agreement”) on the Closing Date, pursuant to which various financial institutions and other persons which are, or may become, parties thereto as lenders (the “Lenders”) committed to make $30,000 of AAA Class A-L 2022 Loans to CLO-I (the “2022 Loans” and, together with the 2022 Notes, the “2022 Debt”). The 2022 Loans bear interest at the three-month Term SOFR plus 1.80% and were fully drawn upon the closing of the transactions. Any Lender may elect to convert all of the Class A-L 2022 Loans held by such Lenders into Class A-1 2022 Notes upon written notice to CLO-I in accordance with the CLO-I Loan Agreement.
The 2022 Debt is backed by a diversified portfolio of senior secured and second lien loans. Through April 20, 2026, all principal collections received on the underlying collateral may be used by CLO-I to purchase new collateral under the direction of the Company, in its capacity as collateral manager of CLO-I and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the 2022 Debt Securitization. The 2022 Notes are due on April 20, 2034. The 2022 Loans are scheduled to mature, and, unless earlier repaid, the entire unpaid principal balance thereof is due and payable on April 20, 2034.
The 2022 Debt is the secured obligation of CLO-I, and the indenture and the CLO-I Loan Agreement, as applicable, governing the 2022 Debt includes customary covenants and events of default. The 2022 Debt has not been, and will not be, registered under the Securities Act of 1933, as amended, or any state “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or applicable exemption from registration.
The Company serves as collateral manager to CLO-I under a collateral management agreement (the “Collateral Management Agreement”) and has waived the management fee due to it in consideration for providing these services.
Summary of Secured Debt
The Company's debt obligations consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	111,300	—	252,147	342,000	705,447
Unused Portion (2)	163,700	50,000	47,853	—	261,553
Amount Available (3)	158,916	50,000	44,981	—	253,897

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
__________________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion on the credit facilities is the amount upon which commitment fees are based.
(3)Available for borrowing on the credit facilities based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.

	December 31, 2021
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	Total
Total Commitment	$275,000	$50,000	$225,000	$550,000
Amount Outstanding (1)	231,600	34,000	144,447	410,047
Unused Portion (2)	43,400	16,000	80,553	139,953
Amount Available (3)	7,951	16,000	62,144	86,095
__________________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion is the amount upon which commitment fees are based.
(3)Available for borrowing based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.

	For the Years Ended December 31,
	2022	2021	2020
Interest expense	$23,424	$7,398	$3,325
Unused fees	863	1,277	730
Amortization of deferred financing costs (1)	1,408	1,152	431
Total interest and debt financing expenses	$25,695	$9,827	$4,486
Average interest rate (2)	4.29%	3.00%	3.50%
Average daily borrowings	$566,195	$287,288	$116,942
_________________
(1)For the years ended December 31, 2022, 2021, and 2020, $0 , $271, and $116, respectively, of deferred financing costs were designated for reimbursement pursuant to the Expense Support Agreement (see Note 4), respectively.
(2)Average interest rate includes borrowing interest expense and unused fees.
Contractual Obligations
The following tables show the contractual maturities of the Company's debt obligations as of December 31, 2022 and 2021:

	Payments Due by Period
As of December 31, 2022	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$111,300	$—	$—	$111,300	$—
Subscription Facility	—	—	—	—	—
SMBC Financing Facility	252,147	—	252,147	—	—
CLO-I	342,000	—	—	—	342,000
Total debt obligations	$705,447	$—	$252,147	$111,300	$342,000

	Payments Due by Period
As of December 31, 2021	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$231,600	$—	$—	$231,600	$—
Subscription Facility	34,000	34,000	—	—	—
SMBC Financing Facility	144,447	—	—	144,447	—
Total debt obligations	$410,047	$34,000	$—	$376,047	$—

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
6.COMMITMENTS AND CONTINGENCIES
In the ordinary course of its business, the Company enters into contracts or agreements that contain indemnifications or warranties. Future events could occur that might lead to the enforcement of these provisions against the Company. The Company believes that the likelihood of such an event is remote; however, the maximum potential exposure is unknown. No accrual has been made in the consolidated financial statements as of December 31, 2022 and 2021 for any such exposure.
As of December 31, 2022 and 2021, the Company had the following unfunded commitments to fund delayed draw loans:

Portfolio Company	December 31, 2022	December 31, 2021
ADPD Holdings, LLC	$3,686	$—
Affinity Hospice	1,981	3,810
Anne Arundel	366	954
Argano, LLC	—	1,041
Arotech	—	3,057
B2B Packaging	—	2,335
BCM One	70	1,858
Blackbird Purchaser, Inc.	2,709	3,819
Bounteous	4,467	4,467
Bullhorn, Inc.	—	1,300
BusinesSolver	1,939	2,121
Cadmus	511	1,667
Classic Collision	717	2,964
CMG HoldCo, LLC	2,726	—
Coding Solutions Acquisitions	1,967	—
Calienger Holdings, L.L.C	588	—
Collision Right	506	—
Covercraft	4,386	4,386
CrossCountry Consulting	3,320	—
Diligent Corporation	—	394
E78	2,955	4,286
Elevation Labs	3,125	—
Eliassen Group LLC	2,361	—
Evergreen Services Group	793	—
Fairway Lawns	6,171	—
Forefront Dermatology	112	—
Genesee Scientific	2,027	2,027
GHR Healthcare	1,422	3,458
Go Engineer	—	3,191
Heartland Home Services	—	2,788
Heartland Veterinary Partners LLC	9,500
Infobase Acquisition, Inc.	721	—
ISG Enterprises, LLC	3,409	—
ITSavvy LLC	2,107	—
JEGS Automotive	930	930

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)

Kenco PPC Buyer LLC	1,416	—
Liberty Buyer	449	—
NJEye LLC	489	2,277
Patriot Growth Insurance Service	6,682	—
PromptCare	2,220	2,786
R1 Holdings LLC	1,397	—
Randys Holdings, Inc.	3,750	—
Repipe Specialists	900	—
Revalize	—	1,627
Risk Strategies	10,603	—
S&S Truck Parts	246	—
Scaled Agile	1,923	1,923
Sciens Building Solutions, LLC	3,303	4,950
SCP Eye Care Services, LLC	2,451	—
SEKO Global Logistics	3,524	907
SM Wellness Holdings, Inc.	—	277
Smile Brands	1,959	1,959
Solve Industrial Motion Group	—	264
Spectrio II	3,380	3,823
Technical Safety Services	2,044	—
The Facilities Group	882	2,514
Tinuiti Inc.	4,028	11,576
TPC Wire & Cable	157	938
Trilon	1,816	—
Vensure Employer Services	—	3,545
Vital Records Control	122	406
Warrior Acquisition Inc	—	622
Watermill Express, LLC	121	318
Wellspring Pharmaceutical	1,579	—
Wittichen Supply	3,846	2,311
World Insurance Associates	2,532	—
Total unfunded commitments	$127,391	$93,876
The Company believes its assets will provide adequate coverage to satisfy these unfunded commitments. As of December 31, 2022, the Company had cash and cash equivalents of $39,270, unused borrowings under its credit facilities of $261,553 and undrawn capital commitments from its shareholders of $359,716.
7.NET ASSETS
The Company has the authority to issue 500,000,000 shares of common stock, par value $0.01 per share. On December 19, 2019, the Company issued its initial 50 shares to TIAA in connection with the formation of the Company. On December 31, 2019, as a result of the Merger, the Preference Shares issued by the Predecessor Entity were converted and exchanged for 3,310,540 shares of common stock of the Company, and the Predecessor Entity's ordinary shares were dissolved at the time of the Merger.
In connection with the Initial Fundraising Period, the Company held its Initial Closing on March 13, 2020 and entered into subscription agreements with a number of investors providing for the private placement of the Company's shares. The Company has held several Subsequent Closings since the Initial Closing until March 13,

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
2022. On March 8, 2022, the Company’s board of directors determined to conduct a follow-on offering of the Company's shares of common stock following the end of the Initial Fundraising Period, which ended on March 13, 2022 (the “Follow-on Offering”). The Company held its final closing of the Follow-on Offering on June 15, 2022. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase the Company's shares of common stock up to the amount of their respective capital commitment each time the Company delivers a drawdown notice. As of December 31, 2022, the Company had received capital commitments totaling $905,178 ($359,716 remaining undrawn), of which $100,000 ($26,741 remaining undrawn) is from an affiliated entity of the Company, TIAA. As of December 31, 2022, TIAA owned 3,671,631 shares of the Company's common stock.
The following table summarizes total shares issued and proceeds received related to capital activity from inception through December 31, 2022:

Date	Shares Issued	Proceeds Received	Issuance Price per Share
December 21, 2022	3,193,195	$60,000	$18.79
August 1, 2022	2,652,775	$50,082	$18.88
April 25, 2022	1,800,426	$34,964	$19.42
January 21, 2022	1,541,568	$30,000	$19.46
December 9, 2021	1,491,676	$29,207	$19.58
November 1, 2021	1,546,427	$30,000	$19.40
August 23, 2021	2,593,357	$50,000	$19.28
July 26, 2021	1,564,928	$30,000	$19.17
June 22, 2021	1,034,668	$20,000	$19.33
April 23, 2021	1,845,984	$35,000	$18.96
March 11, 2021	785,751	$15,000	$19.09
November 6, 2020	1,870,660	$35,000	$18.71
October 16, 2020	1,057,641	$20,000	$18.91
August 6, 2020	1,105,425	$20,000	$18.09
May 7, 2020	1,069,522	$20,000	$18.70
December 31, 2019	3,310,540	$66,211	$20.00
December 19, 2019	50	$1	$20.00
The following table summarizes the Company's dividends declared from inception through December 31, 2022:

Date Declared	Record Date	Payment Date	Dividend per Share
December 29, 2022	December 29, 2022	January 17, 2023	$0.50
September 28, 2022	September 28, 2022	October 11, 2022	$0.47
June 30, 2022	June 30, 2022	July 12, 2022	$0.43
March 30, 2022	March 31, 2022	April 12, 2022	$0.41
December 29, 2021	December 29, 2021	January 18, 2022	$0.40
September 29, 2021	September 29, 2021	October 11, 2021	$0.38
June 29, 2021	June 29, 2021	July 12, 2021	$0.31
March 29, 2021	March 29, 2021	April 19, 2021	$0.30
December 29, 2020	December 29, 2020	January 18, 2021	$0.28
November 4, 2020	November 4, 2020	November 11, 2020	$0.23
August 4, 2020	August 4, 2020	August 11, 2020	$0.28
April 16, 2020	April 16, 2020	April 21, 2020	$0.17

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
The following table reflects the shares issued pursuant to the dividend reinvestment from inception through December 31, 2022:

Date Declared	Record Date	Payment Date	Shares Issued
December 29, 2022	December 29, 2022	January 17, 2023	93,329
September 28, 2022	September 28, 2022	October 11, 2022	68,093
June 30, 2022	June 30, 2022	July 12, 2022	45,341
March 30, 2022	March 31, 2022	April 12, 2022	32,320
December 29, 2021	December 29, 2021	January 18, 2022	23,017
September 29, 2021	September 29, 2021	October 11, 2021	10,639
June 29, 2021	June 29, 2021	July 12, 2021	3,039
March 29, 2021	March 29, 2021	April 19, 2021	1,824
December 29, 2020	December 29, 2020	January 18, 2021	1,550
November 4, 2020	November 4, 2020	November 11, 2020	98
August 4, 2020	August 4, 2020	August 11, 2020	34

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
8.CONSOLIDATED FINANCIAL HIGHLIGHTS
The following is a schedule of financial highlights for the years ended December 31, 2022, 2021, 2020, 2019 and 2018:

	For the Years Ended December 31,				For the period from January 12, 2018 (Commencement of Operations) through December 31,
	2022	2021	2020	2019	2018
Per share data:
Net asset value at beginning of period	$19.39	$18.74	$20.00	$19.48	$—
Net investment income (1)	1.95	1.58	1.05	1.58	0.86
Net realized gain (loss) (1)	(0.01)	0.06	0.08	0.12	—
Net change in unrealized appreciation (depreciation) (1)	(1.20)	0.48	(0.70)	0.09	(0.14)
Net increase (decrease) in net assets resulting from operations (1)	0.74	2.12	0.43	1.79	0.72
Shareholder distributions from income (2)	(1.81)	(1.39)	(0.68)	(1.46)	(0.33)
Issuance of preference shares	—	—	—	—	19.33
Other (3)	—	(0.08)	(1.01)	0.19	(0.24)
Net asset value at end of period	$18.32	$19.39	$18.74	$20.00	$19.48

Net assets at end of period	$524.957	$374,051	$157,641	$66,211	$70,753
Shares outstanding at end of period(1)	28,650,548	19,293,813	8,413,970	3,310,590	3,631,300
Total return (4)	3.83%	11.22%	(2.88)%	10.39%	2.48%

Ratio/Supplemental data:
Ratio of net expenses to average net assets (5) (6)	8.41%	6.42%	8.60%	11.71%	6.01%
Ratio of net investment income to average net assets (5)	10.34%	8.11%	5.55%	8.37%	3.67%
Portfolio turnover rate (7)	5.04%	33.87%	24.53%	46.17%	13.56%
__________________
(1)The per share data was derived by using the weighted average shares outstanding during the period. For all periods prior to the Merger on December 31, 2019, the number of shares outstanding has been reduced retroactively by a factor of 0.0517. This factor represents the effective impact of the reduction in shares resulting from the Merger, as all entities are under common control.
(2)The per share data for distributions reflects the actual amount of distributions declared during the period.
(3)Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.
(4)Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share, if any, divided by the beginning NAV per share. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at the quarter end NAV per share preceding the distribution.
(5)Ratios are annualized except for expense support amounts relating to organizational costs. The ratio of total expenses to average net assets was 8.45%, 6.63%, 9.05%, 13.92% and 6.01% for the years and period ended December 31, 2022, 2021, 2020, 2019 and 2018, respectively, on an annualized basis, excluding the effect of expense support which represented (0.04)%, (0.21)%, (0.45)%, (2.21)% and 0.00% of average net assets, respectively. Average net assets is calculated utilizing quarterly net assets.
(6)The ratio of interest and debt financing expenses to average net assets for the years and period ended December 31, 2022, 2021, 2020, 2019 and 2018 was 5.84%, 3.93%, 4.77%, 8.80% and 4.73%, respectively. Average net assets is calculated utilizing quarterly net assets.
(7)Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value for the periods reported.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
9.INCOME TAX
The Company elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code beginning with its taxable year ending December 31, 2019 and intends to continue to qualify annually as a RIC. As a result, the Company must timely distribute substantially all of its net taxable income each tax year as dividends to its shareholders. Accordingly, no provision for federal income tax has been made in the consolidated financial statements.
The Company will file income tax returns in U.S. federal and applicable state and local jurisdictions. The Company’s federal income tax return is generally subject to examination for a period of three fiscal years after being filed. State and local tax returns may be subject to examination for an additional period of time depending on the jurisdiction. Management has analyzed the Company’s tax positions taken for the open tax year and has concluded that no provision for income tax is required in the Company’s consolidated financial statements.
Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to the timing of temporary and permanent differences in the recognition of gains and losses on investment transactions. Temporary differences do not require reclassification. For the years ended December 31, 2022 and 2021, permanent differences that resulted in reclassifications among the components of net assets resulting from operations relate primarily to offering costs, paydowns, amendment fees, amortization of organization costs, investments in partnerships, and distribution reallocations. Temporary and permanent differences have no impact on the Company’s net assets.
For the years ended December 31, 2022 and 2021, the Company's cost of investments for federal income tax purposes and gross unrealized appreciation and depreciation on investments were as follows:

	December 31, 2022	December 31, 2021
Tax cost of investments	$1,224,737	$770,085
Gross unrealized appreciation on investments	11,333	7,120
Gross unrealized depreciation on investments	(35,694)	(4,192)
Net unrealized appreciation (depreciation) on investments	$(24,361)	$2,928
As of December 31, 2022 and 2021, the components of Accumulated Earnings (Losses) on a tax basis were as follows:

	December 31, 2022	December 31, 2021
Undistributed Ordinary Income - Net	854	146
Undistributed Long-Term Income - Net	—	331
Total Undistributed Earnings	$854	$477
Capital loss carryforward	(449)	—
Unrealized Earnings (Losses) - Net	(25,170)	2,742
Other book-to-tax differences	835	213
Total Accumulated Earnings (Losses) - Net	$(23,930)	$3,432
Capital losses in excess of capital gains earned in a tax year generally may be carried forward and used to offset capital gains, subject to certain limitations. Under the Regulated Investment Company Modernization Act of 2010, capital losses incurred after September 30, 2011 will not be subject to expiration. As of December 31, 2022, the Company had $(449) of capital loss carryforward available for use in future tax years.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data)
For income tax purposes, dividends paid and distributions made to the Company's shareholders are reported by the Company to the shareholders as ordinary income, capital gains, or a combination thereof. The tax character of the distributions paid for the years ended December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021
Distributions paid from:
Ordinary income	$44,236	$19,929
Net long-term capital gains	331	390
Total taxable distributions	$44,567	$20,319
The Company is subject to a 4.0% nondeductible federal excise tax on certain undistributed income unless the Company distributes, in a timely manner as required by the Code, an amount at least equal to the sum of (1) 98.0% of its respective net ordinary income earned for the calendar year and (2) 98.2% of its respective capital gain net income for the one-year period ending October 31 in the calendar year. For the years ended December 31, 2022 and 2021 the Company incurred $0 and $0, respectively, in excise tax expense.
The Company accounts for income taxes in conformity with ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740.
10.SUBSEQUENT EVENTS
The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of December 31, 2022, except as discussed below.
On March 7, 2023, the Board has designated the Adviser as its valuation designee pursuant to Rule 2a-5 under the 1940 Act to determine the fair value of the Company's investments that do not have readily available market quotations.
On March 7, 2023, the Board determined to conduct a follow-on private offering of its shares of common stock (the "Follow-on Offering"). The initial closing of the Follow-on Offering is expected to occur during the fiscal year ending March 31, 2023 and to hold additional closings until the conclusion of fiscal quarter ending June 30, 2023.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(dollars in thousands, except share and per share data)

	March 31, 2023	December 31, 2022
	(Unaudited)
Assets
Investments
Non-controlled/non-affiliated company investments, at fair value (amortized cost of $1,293,592 and $1,225,573, respectively)	$1,257,258	$1,200,376
Cash and cash equivalents	49,568	39,270
Restricted cash	50	50
Due from adviser expense support (See Note 4)	965	1,147
Interest receivable	11,900	11,898
Receivable for investments sold	621	719
Contribution receivable	—	458
Prepaid expenses	126	41
Total assets	$1,320,488	$1,253,959

Liabilities
Secured borrowings (net of $5,240 and $5,675 deferred financing costs, respectively) (See Note 5)	$763,707	$699,772
Payable for investments purchased	56	56
Interest payable	10,157	8,812
Due to adviser expense support (See Note 4)	965	1,147
Management fees payable	2,306	2,211
Distributions payable	21,845	14,325
Directors’ fees payable	96	96
Accounts payable and accrued expenses	3,812	2,583
Total liabilities	$802,944	$729,002

Commitments and contingencies (See Note 6)

Net Assets: (See Note 7)
Common shares, $0.01 par value, 500,000,000 and 500,000,000 shares authorized, 28,743,877 and 28,650,548 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	$287	$287
Paid-in-capital in excess of par value	550,314	548,600
Total distributable earnings (loss)	(33,057)	(23,930)
Total net assets	$517,544	$524,957

Total liabilities and net assets	$1,320,488	$1,253,959

Net asset value per share (See Note 8)	$18.01	$18.32

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Investment income:
Non-controlled/non-affiliated company investments:
Interest income	$33,387	$13,784
Payment-in-kind interest income	321	142
Dividend income	16	—
Other income	236	213
Total investment income	$33,960	$14,139

Expenses:
Interest and debt financing expenses	$12,743	$3,021
Management fees (See Note 4)	2,306	1,520
Professional fees	590	181
Directors' fees	96	96
Administration fees (See Note 4)	309	216
Other general and administrative expenses	557	59
Total expenses before expense support	16,601	5,093
Expense support (See Note 4)	(14)	(51)
Net expenses after expense support	16,587	5,042
Net investment income	17,373	9,097

Realized and unrealized gain (loss) on investments:
Net realized gain (loss) on non-controlled/non-affiliated company investments	6,481	36
Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments	(11,137)	(2,382)
Total net realized and unrealized gain (loss) on investments	(4,656)	(2,346)

Net increase (decrease) in net assets resulting from operations	$12,717	$6,751

Per share data:
Net investment income per share - basic and diluted	$0.60	$0.44
Net increase (decrease) in net assets resulting from operations per share - basic and diluted	$0.44	$0.33
Weighted average common shares outstanding - basic and diluted	28,727,285	20,511,480

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
(dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Increase (decrease) in net assets resulting from operations:
Net investment income	$17,373	$9,097
Net realized gain (loss) on investments	6,481	36
Net change in unrealized appreciation (depreciation) on investments	(11,137)	(2,382)
Net increase (decrease) in net assets resulting from operations	12,717	6,751
Shareholder distributions:
Distributions declared from earnings (1)	(15,809)	(8,552)
Distributions declared from realized gains (1)	(6,036)	—
Net increase (decrease) in net assets resulting from shareholder distributions	(21,845)	(8,552)
Capital share transactions:
Issuance of common shares, net	—	29,984
Reinvestment of shareholder distributions, net	1,715	443
Net increase (decrease) in net assets resulting from capital share transactions	1,715	30,427
Total increase (decrease) in net assets	(7,413)	28,626
Net assets, at beginning of period	524,957	374,051
Net assets, at end of period	$517,544	$402,677
__________________
(1)For the three months ended March 31, 2023 distributions declared from earnings were derived from net investment income and realized gains. For the three months ended March 31, 2022, distributions declared from earnings were derived from net investment income.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$12,717	$6,751

Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities
Purchase of investments	(99,914)	(62,437)
Proceeds from principal repayments and sales of investments	39,602	5,467
Payment-in-kind interest	(321)	(133)
Amortization of premium/accretion of discount, net	(905)	(518)
Net realized (gain) loss on investments	(6,481)	(36)
Net change in unrealized (appreciation) depreciation on investments	11,137	2,382
Amortization of deferred financing costs	435	226
Amortization of offering costs	(15)	(16)
Changes in operating assets and liabilities:
Due from adviser expense support	182	(71)
Interest receivable	(2)	(1,429)
Receivable for investments sold	98	(13,545)
Prepaid expenses	(85)	(57)
Payable for investments purchased	—	(6,647)
Interest payable	1,345	176
Due to adviser expense support	(182)	71
Management fees payable	95	144
Accounts payable and accrued expenses	1,229	226
Net cash provided by (used in) operating activities	(41,065)	(69,446)

Cash flows from financing activities:
Proceeds from issuance of common shares	473	30,000
Shareholder distributions	(12,610)	(7,197)
Proceeds from secured borrowings	85,000	68,600
Repayments of secured borrowings	(21,500)	(33,800)
Net cash provided by (used in) financing activities	51,363	57,603

Net increase (decrease) in Cash and Cash Equivalents and Restricted Cash	10,298	(11,843)
Net increase (decrease) in Cash and Cash Equivalents and Restricted Cash	39,320	35,236
Cash and Cash Equivalents and Restricted Cash, end of period	$49,618	$23,393

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$10,963	$2,971

Supplemental disclosure of non-cash flow Information:
Reinvestment of shareholder distributions	$1,730	$443
Financing costs payable	$—	$406

The following tables provide a reconciliation of cash and cash equivalents and restricted cash reported on the consolidated statements of assets and liabilities that sum to the total of comparable amounts on the consolidated statements of cash flows (dollars in thousands):

	March 31, 2023	March 31, 2022
Cash and cash equivalents	$49,568	$23,343
Restricted cash	50	50
Total cash and cash equivalents and restricted cash shown on the Consolidated Statements of Cash Flows	$49,618	$23,393

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)
March 31, 2023
(dollar amounts in thousands)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Investments
Debt Investments
Aerospace & Defense
AEgis Technologies	(6) (13)	First Lien Term Loan	L + 6.00%	11.19%	10/31/2025	$14,769	$14,676	$14,399	2.78%
Arotech	(6) (13)	First Lien Term Loan	L + 6.25%	11.11%	10/22/2026	9,273	9,184	8,733	1.69%
Arotech (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.25%	11.44%	10/22/2026	451	449	425	0.08%
Loc Performance Products	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	12/22/2026	6,614	6,549	6,230	1.20%
Valkyrie		Subordinated Debt	N/A	10.50% (Cash) 1.00% (PIK)	11/17/2027	2,815	2,764	2,731	0.53%
Total Aerospace & Defense							33,622	32,518	6.28%

Automotive
American Auto Auction Group	(6) (13) (15)	First Lien Term Loan	S + 5.00%	9.91%	12/30/2027	10,600	10,514	9,233	1.78%
Classic Collision (Delayed Draw) (Incremental)	(6) (11) (13)	First Lien Term Loan	L + 5.75%	11.06%	1/14/2026	6,994	6,276	6,071	1.17%
Classic Collision (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	11.06%	1/14/2026	7,810	7,753	7,581	1.46%
Collision Right	(13)	First Lien Term Loan	S + 4.75%	9.66%	4/14/2028	4,828	4,801	4,717	0.91%
Collision Right		Subordinated Debt	N/A	9.00% (Cash) 3.75% (PIK)	10/14/2028	1,380	1,346	1,346	0.26%
Collision Right (Delayed Draw)		First Lien Term Loan	S + 4.75%	9.66%	4/14/2028	506	503	495	0.10%
Collision Right (Delayed Draw)		Subordinated Debt	N/A	9.00% (Cash) 3.75% (PIK)	10/14/2028	978	966	953	0.18%
Covercraft		Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	7,436	7,319	7,068	1.37%
Covercraft (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	4,386	—	(217)	(0.04%)
JEGS Automotive	(6)	First Lien Term Loan	L + 6.00%	11.19%	12/22/2027	4,019	3,987	3,521	0.68%
JEGS Automotive (Delayed Draw)	(11)	First Lien Term Loan	L + 6.00%	11.19%	12/22/2027	930	—	(115)	(0.02%)
OEP Glass Purchaser	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	4/18/2028	14,850	14,722	14,421	2.79%
Randys Holdings, Inc	(9) (13)	First Lien Term Loan	S + 6.50%	11.41%	11/1/2028	11,222	11,007	11,005	2.13%
Randys Holdings, Inc (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.50%	11.41%	11/1/2028	3,750	—	(72)	(0.01%)
S&S Truck Parts	(6) (13)	First Lien Term Loan	S + 4.75%	9.66%	3/1/2029	6,910	6,851	6,749	1.30%
S&S Truck Parts	(13)	First Lien Term Loan	S + 4.75%	9.55%	3/1/2029	1,168	1,158	1,140	0.22%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.66%	3/1/2029	98	—	(2)	—%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.55%	3/1/2029	1,736	1,588	1,547	0.30%
Total Automotive							78,791	75,441	14.58%

Banking, Finance, Insurance, Real Estate
Allied Benefit Systems	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	11/18/2026	5,975	5,939	5,868	1.13%
Bankruptcy Management Solutions Inc	(6)	First Lien Term Loan	S + 4.50%	9.30%	2/28/2025	3,840	3,859	3,839	0.74%
Coding Solutions Acquisitions	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.30%	5/11/2028	6,480	6,424	6,354	1.23%
Coding Solutions Acquisitions (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.30%	5/11/2028	1,967	—	(38)	(0.01%)
Long Term Care Group	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/8/2027	6,637	6,585	5,850	1.13%
Patriot Growth Insurance Service (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 5.75%	10.94%	10/14/2028	7,194	1,641	1,507	0.29%
Risk Strategies (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	11/1/2026	7,863	726	587	0.11%
Risk Strategies (Delayed Draw)	(9)	First Lien Term Loan	S + 5.50%	10.41%	11/1/2026	7,109	7,109	6,926	1.34%
Vensure Employer Services	(6) (13)	First Lien Term Loan	S + 4.75%	9.66%	3/26/2027	14,768	14,728	14,365	2.78%
World Insurance Associates	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	1,976	1,962	1,892	0.37%
World Insurance Associates (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	5,005	3,652	3,441	0.67%
World Insurance Associates (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.66%	4/1/2026	8,000	8,000	7,662	1.48%
Total Banking, Finance, Insurance, Real Estate							60,625	58,253	11.26%

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC		Subordinated Debt	S + 7.75%	12.66%	8/30/2027	9,300	9,135	9,219	1.78%
Death Wish Coffee	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.94%	9/28/2027	9,875	9,800	9,847	1.90%
Dessert Holdings	(6)	Subordinated Debt	L + 7.25%	12.44%	6/8/2029	9,000	8,866	8,118	1.57%
Fresh Edge		Subordinated Debt	S + 9.00%	13.91%	4/3/2029	3,770	3,682	3,680	0.71%
GA Foods	(16)	First Lien Term Loan	L + 5.50%	10.47% (Cash) 0.50% (PIK)	12/1/2026	14,769	14,674	8,374	1.62%
Handgards	(6) (13)	First Lien Term Loan	L + 7.00%	12.19%	10/14/2026	14,625	14,444	14,625	2.83%
Harvest Hill Beverage Company		Subordinated Debt	S + 9.00%	13.80%	2/28/2029	3,640	3,533	3,532	0.68%
KSLB Holdings LLC	(13)	First Lien Term Loan	L + 4.50%	9.36%	7/30/2025	2,873	2,854	2,680	0.52%
Rise Baking	(6) (9) (13)	First Lien Term Loan	L + 6.50%	11.69%	8/13/2027	14,813	14,649	14,082	2.72%
Watermill Express, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.25%	10.44%	4/20/2027	3,281	3,258	3,207	0.62%
Watermill Express, LLC (Delayed Draw)	(9)	First Lien Term Loan	L + 5.25%	10.44%	4/20/2027	317	317	310	0.06%
Total Beverage, Food & Tobacco							85,212	77,674	15.01%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Capital Equipment
Blackbird Purchaser Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	4/8/2026	8,268	8,213	8,046	1.55%
Blackbird Purchaser Inc. (Delayed Draw)	(11)	First Lien Term Loan	L + 4.50%	9.36%	4/8/2026	1,620	—	—	—%
Crete Mechanical Group	(6) (13)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	4,859	4,816	4,775	0.92%
Crete Mechanical Group (Delayed Draw)	(6)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	2,868	2,824	2,818	0.54%
Crete Mechanical Group (Delayed Draw)	(11)	First Lien Term Loan	S + 5.00%	9.91%	5/19/2028	7,189	4,463	4,339	0.84%
EFC Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 2.50% (PIK)	5/1/2028	3,127	3,034	3,034	0.59%
Heartland Home Services	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	6,517	6,472	6,290	1.22%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	5,651	5,629	5,454	1.05%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	12/15/2026	2,591	2,591	2,501	0.48%
Ovation Holdings, Inc.	(13)	First Lien Term Loan	S + 6.25%	11.16%	2/3/2029	8,096	7,921	7,918	1.53%
Ovation Holdings, Inc.	(11)	First Lien Term Loan	S + 6.25%	11.16%	2/3/2029	1,904	(23)	(42)	(0.01%)
PT Intermediate Holdings III, LLC	(6) (9) (11) (13)	First Lien Term Loan	S + 5.98%	10.88%	11/1/2028	8,802	8,772	8,465	1.64%
PT Intermediate Holdings III, LLC (Incremental)	(6) (9) (13)	First Lien Term Loan	S + 5.98%	10.88%	11/1/2028	1,076	1,067	1,035	0.20%
Repipe Specialists		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	2,414	2,372	2,301	0.45%
Repipe Specialists (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	900	—	(42)	(0.01%)
Total Capital Equipment							58,151	56,892	10.99%

Chemicals, Plastics, & Rubber
Ascensus	(9)	Subordinated Debt	L + 6.50%	11.69%	8/2/2029	9,000	8,933	8,188	1.58%
Ascensus Specialties	(6) (9) (13)	First Lien Term Loan	L + 4.25%	9.11%	6/30/2028	9,806	9,648	9,477	1.83%
Boulder Scientific Company LLC	(6) (11)	First Lien Term Loan	L + 4.25%	9.44%	12/29/2025	2,082	2,092	2,057	0.40%
Spartech	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.94%	5/8/2028	14,882	14,805	14,456	2.79%
Total Chemicals, Plastics, & Rubber							35,478	34,178	6.60%

Construction & Building
Erie Construction	(6) (13)	First Lien Term Loan	S + 4.75%	9.65%	7/30/2027	10,565	10,482	10,548	2.04%
Gannett Fleming	(13)	First Lien Term Loan	S + 6.50%	11.41%	12/20/2028	9,975	9,788	9,781	1.89%
Sciens Building Solutions, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/15/2027	9,386	9,235	8,885	1.72%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Sciens Building Solutions, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/15/2027	4,934	1,592	1,367	0.26%
Total Construction & Building							31,097	30,581	5.91%

Consumer Goods: Durable
Halo Buyer Inc	(6) (15)	First Lien Term Loan	L + 4.50%	9.36%	6/30/2025	5,713	5,677	5,145	0.99%
Petmate	(6) (9) (13) (15)	First Lien Term Loan	L + 5.50%	10.69%	9/15/2028	9,875	9,796	6,448	1.25%
Xpressmyself.com LLC (a/k/a SmartSign)	(13)	First Lien Term Loan	S + 5.00%	9.91%	9/7/2028	9,950	9,862	9,858	1.90%
Total Consumer Goods: Durable							25,335	21,451	4.14%

Consumer Goods: Non-durable
Arcadia Consumer Health	(6) (9) (13)	First Lien Term Loan	S + 4.50%	9.30%	9/10/2027	12,701	12,604	12,442	2.40%
Badger Sportswear Acquisition Inc	(6)	First Lien Term Loan	L + 4.50%	9.36%	12/24/2023	3,832	3,813	3,749	0.73%
Elevation Labs	(13)	First Lien Term Loan	S + 5.25%	10.16%	6/30/2028	6,841	6,778	6,756	1.31%
Elevation Labs (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	10.16%	6/30/2028	3,125	(27)	(39)	(0.01%)
FoodScience	(6) (13)	First Lien Term Loan	L + 5.00%	10.19%	3/1/2027	7,804	7,747	6,941	1.34%
FoodScience	(6) (13)	First Lien Term Loan	L + 5.00%	10.19%	3/1/2027	6,933	6,882	6,167	1.19%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	12/29/2026	2,524	2,505	2,508	0.48%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	12/29/2026	7,331	7,309	7,284	1.41%
Ultima Health Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 1.50% (PIK)	3/12/2029	1,714	1,684	1,668	0.32%
Total Consumer Goods: Non-durable							49,295	47,476	9.17%

Containers, Packaging & Glass
B2B Packaging	(6) (13)	First Lien Term Loan	S + 6.75%	11.66%	10/7/2026	12,582	12,543	12,266	2.37%
B2B Packaging (Delayed Draw)	(13)	First Lien Term Loan	S + 6.75%	11.65%	10/7/2026	2,226	2,226	2,170	0.42%
B2B Packaging (Delayed Draw)	(6)	First Lien Term Loan	S + 6.75%	11.66%	10/7/2026	117	115	114	0.02%
Five Star Packing	(6) (13)	First Lien Term Loan	S + 4.25%	9.15%	5/5/2029	7,634	7,531	7,500	1.45%
Good2Grow	(6) (13)	First Lien Term Loan	L + 4.50%	9.69%	12/1/2027	9,642	9,567	9,506	1.84%
Oliver Packaging		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	1/6/2029	2,529	2,484	2,431	0.47%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/17/2025	3,006	2,986	2,986	0.58%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/17/2025	7,331	7,286	7,284	1.40%
Total Containers, Packaging & Glass							44,738	44,257	8.55%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Environmental Industries
Impact Parent Corporation (d/b/a Impact Environmental Group)	(13)	First Lien Term Loan	S + 6.00%	10.90%	3/23/2029	6,827	6,691	6,691	1.29%
Impact Parent Corporation (d/b/a Impact Environmental Group) (Delayed Draw	(11)	First Lien Term Loan	S + 6.00%	10.90%	3/23/2029	3,173	(16)	(63)	(0.01%)
Nutrition 101 Buyer LLC (a/k/a 101, Inc.)	(13)	First Lien Term Loan	S + 5.25%	10.05%	8/31/2028	6,698	6,640	6,637	1.28%
The Facilities Group	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.61%	11/30/2027	4,909	4,871	4,708	0.91%
The Facilities Group (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.94%	11/30/2027	4,986	4,371	4,167	0.81%
Total Environmental Industries							22,557	22,140	4.28%

Healthcare & Pharmaceuticals
Affinity Hospice	(6) (13)	First Lien Term Loan	L + 4.75%	9.94%	12/17/2027	7,933	7,869	7,755	1.50%
Affinity Hospice (Delayed Draw)	(11)	First Lien Term Loan	L + 4.75%	9.94%	12/17/2027	1,981	—	(44)	(0.01%)
Anne Arundel		Subordinated Debt	N/A	12.75% (PIK)	10/16/2026	2,981	2,935	2,787	0.54%
Anne Arundel		Subordinated Debt	N/A	11.00%	4/16/2026	1,838	1,817	1,741	0.34%
Anne Arundel (Delayed Draw)	(11)	Subordinated Debt	N/A	11.00%	4/16/2026	2,258	1,881	1,771	0.34%
Forefront Dermatology	(6) (9) (13)	First Lien Term Loan	S + 4.25%	9.05%	4/2/2029	5,346	5,249	5,186	1.00%
Forefront Dermatology (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 4.25%	9.05%	4/2/2029	1,007	971	941	0.18%
Genesee Scientific	(6) (9)	First Lien Term Loan	L + 5.25%	10.44%	9/30/2027	6,004	5,961	5,803	1.12%
Genesee Scientific (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.25%	10.44%	9/30/2027	2,027	1,419	1,351	0.26%
GHR Healthcare	(6) (9)	First Lien Term Loan	S + 4.75%	9.66%	12/9/2027	6,450	6,402	6,428	1.24%
GHR Healthcare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	S + 4.75%	9.66%	12/9/2027	3,439	2,018	2,006	0.39%
GHR Healthcare (Incremental)	(9) (13)	First Lien Term Loan	S + 4.75%	9.65%	12/9/2027	5,021	4,930	5,003	0.97%
Health Management Associates	(13)	First Lien Term Loan	S + 6.50%	11.30%	3/30/2029	8,492	8,322	8,322	1.61%
Health Management Associates (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.30%	3/30/2029	1,508	(30)	(30)	(0.01%)
Heartland Veterinary Partners LLC (Incremental)		Subordinated Debt	S + 7.50%	12.41%	12/10/2027	1,900	1,868	1,854	0.36%
Heartland Veterinary Partners LLC (Incremental) (Delayed Draw)	(11)	Subordinated Debt	S + 7.50%	12.41%	12/10/2027	9,500	—	(228)	(0.04%)
InfuCare RX	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	1/4/2028	9,875	9,796	9,574	1.85%
MDC Intermediate Holdings II, LLC (Delayed Draw)		Subordinated Debt	N/A	10.00% (Cash), 2.25% (PIK)	2/7/2030	1,735	1,693	1,692	0.33%
MDC Intermediate Holdings II, LLC (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash), 2.25% (PIK)	2/7/2030	720	(9)	(18)	—%
Midwest Eye Consultants	(6) (13)	First Lien Term Loan	S + 4.50%	9.41%	8/20/2027	9,090	9,021	8,570	1.66%
PromptCare	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/1/2027	8,267	8,159	8,079	1.56%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

PromptCare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	10.86%	9/1/2027	3,023	1,109	1,068	0.21%
Quorum Health Resources, LLC	(6) (13)	First Lien Term Loan	L + 5.75%	10.94%	5/28/2027	7,739	7,679	7,413	1.43%
Sandlot Buyer, LLC (Prime Time Healthcare)	(13)	First Lien Term Loan	S + 6.00%	10.90%	9/19/2028	9,750	9,473	9,655	1.87%
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners)	(13)	First Lien Term Loan	S + 5.75%	10.66%	10/5/2029	7,530	7,459	7,386	1.43%
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners) (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.66%	10/5/2029	2,451	—	(47)	(0.01%)
SM Wellness Holdings, Inc	(6) (13)	First Lien Term Loan	L + 4.75%	9.94%	4/17/2028	14,778	14,675	13,665	2.64%
Wellspring Pharmaceutical	(13)	First Lien Term Loan	S + 5.75%	10.65%	8/22/2028	3,404	3,342	3,300	0.64%
Wellspring Pharmaceutical (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.65%	8/22/2028	1,579	(11)	(48)	(0.01%)
Total Healthcare & Pharmaceuticals							123,998	120,935	23.39%

High Tech Industries
Argano, LLC	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	5,677	5,639	5,419	1.05%
Argano, LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	2,513	2,513	2,399	0.46%
Argano, LLC (Delayed Draw) (Incremental)	(6)	First Lien Term Loan	S + 5.50%	10.30%	6/10/2026	1,717	1,682	1,639	0.32%
Diligent Corporation	(6) (9)	First Lien Term Loan	L + 6.25%	11.56%	8/4/2025	12,566	12,541	12,062	2.33%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	8/4/2025	3,413	3,394	3,244	0.63%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	11.06%	8/4/2025	1,487	1,479	1,413	0.27%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.44%	8/4/2025	169	169	162	0.03%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.44%	8/4/2025	107	107	102	0.02%
Eliassen Group LLC	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.41%	4/14/2028	12,161	12,057	11,989	2.32%
Eliassen Group LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	4/14/2028	2,776	409	375	0.07%
Exterro	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.69%	5/31/2024	9,474	9,443	9,538	1.84%
Fineline Merger		Subordinated Debt	L + 9.00%	14.19%	8/22/2028	2,941	2,907	2,893	0.56%
Go Engineer	(6) (9) (13)	First Lien Term Loan	S + 5.63%	10.53%	12/21/2027	11,661	11,569	11,217	2.17%
Go Engineer (Delayed Draw)	(9)	First Lien Term Loan	S + 5.63%	10.43%	12/21/2027	3,176	3,151	3,055	0.59%
Infinite Bidco LLC (Infinite Electronics) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.25%	11.16%	3/2/2028	6,377	6,192	6,189	1.20%
Infobase Acquisition, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	6/14/2028	4,364	4,326	4,292	0.83%
Infobase Acquisition, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.41%	6/14/2028	721	—	(12)	—%
ITSavvy LLC	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	8/8/2028	7,853	7,781	7,813	1.51%
ITSavvy LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	10.16%	8/8/2028	1,897	1,722	1,729	0.33%
North Haven CS Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.44%	1/23/2025	5,839	5,839	5,839	1.13%
Northern Star Industries Inc	(6)	First Lien Term Loan	L + 4.50%	9.36%	3/28/2025	3,278	3,269	3,256	0.63%
Prosci, Inc.	(6)	First Lien Term Loan	L + 4.50%	9.36%	10/21/2026	4,733	4,698	4,673	0.90%
Revalize (Delayed Draw)	(9) (13)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	4,275	4,264	3,954	0.76%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Revalize (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	1,098	1,090	1,016	0.20%
Revalize (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.66%	4/15/2027	244	243	226	0.04%
SmartWave	(6) (13)	First Lien Term Loan	L + 6.00%	11.19%	11/5/2026	9,285	9,206	8,265	1.60%
Solve Industrial Motion Group		Subordinated Debt	N/A	10.75%	6/28/2028	1,768	1,739	1,700	0.33%
Solve Industrial Motion Group		Subordinated Debt	N/A	12.50%	6/28/2028	753	738	738	0.14%
Solve Industrial Motion Group (Delayed Draw)		Subordinated Debt	N/A	10.75%	6/28/2028	2,025	2,025	1,947	0.38%
Total High Tech Industries							120,192	117,132	22.64%

Media: Advertising, Printing & Publishing
Tinuiti	(6) (9) (13)	First Lien Term Loan	L + 5.00%	10.19%	12/10/2026	2,971	2,947	2,879	0.55%
Tinuiti (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 5.00%	9.86%	12/10/2026	1,941	1,940	1,881	0.36%
Tinuiti (Delayed Draw) (Incremental)	(6) (9)	First Lien Term Loan	L + 5.00%	10.19%	12/10/2026	9,938	9,938	9,632	1.86%
Wpromote	(13)	First Lien Term Loan	S + 6.00%	10.80%	10/23/2028	4,412	4,330	4,327	0.84%
Wpromote (Delayed Draw)	(11)	First Lien Term Loan	S + 6.00%	10.80%	10/23/2028	588	(4)	(11)	—%
Total Media: Advertising, Printing & Publishing							19,151	18,708	3.61%

Media: Diversified & Production
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	8/12/2027	2,909	2,887	2,790	0.54%
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	8/12/2027	2,557	2,525	2,452	0.47%
Spectrio II	(6) (9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/9/2026	8,103	8,052	7,757	1.50%
Spectrio II (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/9/2026	2,879	2,860	2,756	0.53%
Spectrio II (Delayed Draw)	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	12/9/2026	439	437	417	0.08%
Total Media: Diversified & Production							16,761	16,172	3.12%

Retail
Syndigo	(6) (9) (13)	First Lien Term Loan	L + 4.50%	9.36%	12/15/2027	5,880	5,900	5,608	1.08%
Total Retail							5,900	5,608	1.08%

Services: Business
Apex Companies Holdings, LLC		Subordinated Debt	N/A	10.00% (Cash) 2.50% (PIK)	1/31/2029	3,873	3,779	3,778	0.73%
Apex Companies Holdings, LLC (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 2.50% (PIK)	1/31/2029	1,195	66	51	0.01%
Big Truck Rental		Subordinated Debt	L + 8.00%	12.86%	9/30/2027	10,000	9,843	9,940	1.92%
Big Truck Rental		Subordinated Debt	L + 8.00%	12.86%	9/30/2027	2,500	2,500	2,485	0.48%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	5,388	5,346	4,992	0.97%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	2,205	2,188	2,043	0.39%
Bounteous (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	2,789	2,769	2,584	0.50%
Bounteous (Delayed Draw)	(11)	First Lien Term Loan	L + 5.25%	10.44%	8/2/2027	4,467	—	(328)	(0.06%)
BroadcastMed Holdco, LLC		Subordinated Debt	N/A	10.00% (Cash) 3.75% (PIK)	11/12/2027	3,483	3,418	3,415	0.66%
Bullhorn Inc	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/30/2026	13,812	13,698	13,812	2.67%
BusinesSolver	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.81%	12/1/2027	7,800	7,738	7,646	1.48%
BusinesSolver (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.81%	12/1/2027	2,120	173	139	0.03%
Career Now		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/30/2027	3,062	3,016	2,970	0.57%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.36%	9/24/2026	311	308	311	0.06%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	9/24/2026	2,313	2,299	2,313	0.45%
Cornerstone Advisors of Arizona LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	9/24/2026	212	211	212	0.04%
CrossCountry Consulting	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.66%	6/1/2029	8,237	8,088	8,135	1.57%
CrossCountry Consulting (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	6/1/2029	3,320	(29)	(41)	(0.01%)
D&H United Fueling Solutions	(13)	First Lien Term Loan	S + 5.25%	10.16%	9/16/2028	7,548	7,410	7,386	1.43%
D&H United Fueling Solutions (Delayed Draw)	(6)	First Lien Term Loan	S + 5.25%	10.16%	9/16/2028	2,402	2,381	2,351	0.46%
E78	(6)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	5,643	5,598	5,508	1.06%
E78	(13)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	1,449	1,436	1,414	0.27%
E78 (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	4,243	4,209	4,141	0.80%
E78 (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.30%	12/1/2027	3,557	602	517	0.10%
Evergreen Services Group	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.91%	6/15/2029	12,057	11,839	11,692	2.26%
Evergreen Services Group (Delayed Draw)	(9)	First Lien Term Loan	S + 6.00%	10.91%	6/15/2029	2,883	2,857	2,795	0.54%
Gabriel Partners LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.61%	9/21/2026	9,313	9,255	9,313	1.80%
Gabriel Partners LLC (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/21/2026	1,551	1,551	1,551	0.30%
Gabriel Partners LLC (Incremental)	(9) (13)	First Lien Term Loan	L + 5.75%	10.94%	9/21/2026	3,844	3,817	3,844	0.74%
Lion Merger Sub Inc	(9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/17/2025	7,358	7,312	7,218	1.40%
Lion Merger Sub Inc (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	11.19%	12/17/2025	7,354	7,267	7,215	1.39%
LSCS Holdings Inc.	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	12/16/2028	9,875	9,833	9,548	1.84%
LYNX FRANCHISING, LLC	(6) (9) (13)	First Lien Term Loan	L + 6.25%	11.44%	12/23/2026	9,875	9,799	9,674	1.87%
Output Services Group, Inc.		First Lien Term Loan	S + 6.75%	10.16% (Cash) 1.50% (PIK)	6/29/2026	3,867	3,385	2,397	0.46%
Phaidon International	(7) (10) (13)	First Lien Term Loan	S + 5.50%	10.30%	8/22/2029	14,813	14,680	14,812	2.86%
Plaze		Subordinated Debt	L + 7.50%	12.36%	7/7/2028	15,000	14,636	13,742	2.66%
RoadOne	(11)	Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	1,397	(19)	(41)	(0.01%)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

RoadOne		Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	4,526	4,405	4,393	0.85%
Scaled Agile		First Lien Term Loan	S + 5.50%	10.41%	12/15/2028	7,996	7,930	7,684	1.48%
Scaled Agile (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	12/15/2028	1,923	—	(75)	(0.01%)
Smile Brands		Subordinated Debt	L + 8.50%	13.81%	4/13/2026	9,597	9,498	8,523	1.65%
Soliant Health	(6) (13)	First Lien Term Loan	L + 4.00%	8.86%	3/31/2028	8,461	8,415	8,428	1.63%
Technical Safety Services	(13)	First Lien Term Loan	S + 4.50%	9.41%	6/22/2029	6,823	6,763	6,742	1.30%
Technical Safety Services (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.41%	6/22/2029	3,122	2,079	2,069	0.40%
TouchTunes Interactive	(6) (13)	First Lien Term Loan	S + 5.00%	9.90%	4/2/2029	9,950	9,862	9,722	1.88%
Transit Buyer LLC (dba“Propark”)	(13)	First Lien Term Loan	S + 6.25%	11.15%	1/31/2029	6,875	6,744	6,741	1.30%
Transit Buyer LLC (dba“Propark”) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	11.15%	1/31/2029	3,125	(60)	(61)	(0.01%)
Trilon Group, LLC	(13)	First Lien Term Loan	S + 6.25%	11.16%	5/28/2029	3,000	2,977	2,965	0.57%
Trilon Group, LLC	(13)	First Lien Term Loan	S + 5.75%	10.66%	5/27/2029	7,463	7,396	7,209	1.39%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 5.75%	10.66%	5/27/2029	7,481	7,481	7,227	1.40%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 6.25%	11.16%	5/28/2029	2,000	2,000	1,977	0.38%
Vital Records Control	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.69%	6/29/2027	4,617	4,573	4,447	0.86%
Vital Records Control	(9) (13)	First Lien Term Loan	S + 5.75%	10.65%	6/29/2027	152	150	148	0.03%
Vital Records Control (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.66%	6/29/2027	184	161	159	0.03%
Worldwide Clinical Trials Holdings Inc	(6)	First Lien Term Loan	L + 4.25%	9.44%	12/5/2024	3,848	3,838	3,818	0.74%
Worldwide Clinical Trials Holdings Inc (Incremental)	(6) (13)	First Lien Term Loan	L + 4.25%	9.11%	12/5/2024	6,105	6,076	6,057	1.17%
Total Services: Business							273,547	267,707	51.73%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	8,379	8,379	8,239	1.59%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	1,714	—	(29)	(0.01%)
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.91%	8/16/2028	1,714	—	(29)	(0.01%)
All My Sons	(6) (13)	First Lien Term Loan	L + 4.75%	9.61%	10/25/2028	5,304	5,262	5,231	1.01%
Apex Services Partners, LLC (Delayed Draw) (Incremental)	(9)	First Lien Term Loan	S + 5.50%	10.41%	7/31/2025	4,975	4,975	4,944	0.95%
Apex Services Partners, LLC (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	7/31/2025	4,975	4,936	4,944	0.96%
Excel Fitness	(6) (13)	First Lien Term Loan	S + 5.25%	10.16%	4/27/2029	9,950	9,848	9,456	1.83%
Fairway Lawns		Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	2,662	2,586	2,585	0.50%
Fairway Lawns	(11)	Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	6,187	3,340	3,161	0.61%
Legacy Service Partners, LLC (“LSP”)	(13)	First Lien Term Loan	S + 6.50%	11.41%	1/9/2029	10,238	10,042	10,041	1.94%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Legacy Service Partners, LLC (“LSP”) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.41%	1/9/2029	4,762	1,477	1,408	0.27%
Liberty Buyer	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	6/15/2028	3,959	3,925	3,927	0.76%
Liberty Buyer (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.41%	6/15/2028	746	298	292	0.06%
NJEye LLC	(6)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	5,382	5,365	5,274	1.02%
NJEye LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	705	705	691	0.13%
NJEye LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	1,373	881	857	0.17%
NJEye LLC (Delayed Draw)		First Lien Term Loan	S + 4.75%	9.65%	9/16/2024	897	897	879	0.17%
North Haven Spartan US Holdco LLC	(6)	First Lien Term Loan	S + 6.25%	11.16%	6/6/2025	2,522	2,520	2,487	0.48%
North Haven Spartan US Holdco LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 6.25%	11.16%	6/6/2025	219	218	216	0.04%
One World Fitness PFF LLC	(6)	First Lien Term Loan	L + 5.25%	10.44%	11/26/2025	3,876	3,878	3,559	0.69%
Total Services: Consumer							69,532	68,133	13.16%

Sovereign & Public Finance
LMI Consulting, LLC (LMI)	(13)	First Lien Term Loan	S + 6.50%	11.41%	7/18/2028	4,384	4,305	4,253	0.82%
LMI Consulting, LLC (LMI) (Incremental)	(6)	First Lien Term Loan	S + 6.50%	11.41%	7/18/2028	4,975	4,975	4,827	0.93%
Total Sovereign & Public Finance							9,280	9,080	1.75%

Telecommunications
BCM One	(6) (13)	First Lien Term Loan	L + 4.50%	9.36%	11/17/2027	6,122	6,122	5,885	1.14%
BCM One (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.50%	9.36%	11/17/2027	1,840	1,771	1,699	0.33%
Corbett Technology Solutions, Inc. ("CTSI")	(6) (10) (13)	First Lien Term Loan	S + 5.75%	10.66%	10/29/2027	5,800	5,755	5,618	1.09%
Corbett Technology Solutions, Inc. ("CTSI") (Delayed Draw)	(6) (10) (13)	First Lien Term Loan	S + 5.75%	10.66%	10/29/2027	4,075	4,075	3,947	0.76%
Mobile Communications America, Inc.	(6)	First Lien Term Loan	S + 5.38%	10.29%	3/4/2025	3,846	3,852	3,799	0.73%
Mobile Communications America, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	3/4/2025	4,292	4,223	4,211	0.81%
Mobile Communications America, Inc. (Incremental)	(6)	First Lien Term Loan	S + 5.38%	10.29%	3/4/2025	681	680	673	0.13%
Momentum Telecom II	(6) (9) (13)	First Lien Term Loan	L + 5.75%	11.06%	4/16/2027	10,131	10,062	9,772	1.89%
Sapphire Telecom Inc	(6) (9)	First Lien Term Loan	L + 5.25%	10.44%	11/20/2025	6,703	6,670	6,371	1.23%
Tyto Athene, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.69%	4/3/2028	7,549	7,488	6,777	1.31%
Total Telecommunications							50,698	48,752	9.42%

Transportation: Cargo

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

FSK Pallet Holding Corp. (DBA Kamps Pallets)	(13)	First Lien Term Loan	S + 5.50%	10.41%	12/23/2026	9,950	9,768	9,707	1.88%
Kenco Group, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.41%	11/15/2029	8,562	8,399	8,396	1.62%
Kenco Group, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.41%	11/15/2029	1,416	(27)	(27)	(0.01%)
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	260	258	258	0.05%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.41%	5/5/2025	901	897	896	0.17%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	182	181	181	0.04%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	4,401	4,378	4,368	0.85%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.00%	10.91%	5/5/2025	1,369	1,346	1,359	0.26%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	14.19%	6/30/2027	5,805	5,723	5,805	1.12%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	14.19%	6/30/2027	4,029	3,967	4,029	0.78%
SEKO Global Logistics	(6)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	1,134	1,126	1,112	0.21%
SEKO Global Logistics (Delayed Draw) (Incremental)	(11)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	4,512	1,698	1,610	0.31%
SEKO Global Logistics (Incremental)	(13)	First Lien Term Loan	L + 4.75%	9.94%	12/30/2026	1,529	1,516	1,499	0.29%
TI ACQUISITION NC LLC	(6)	First Lien Term Loan	L + 4.50%	9.81%	3/19/2027	2,802	2,729	2,765	0.54%
Total Transportation: Cargo							41,959	41,958	8.11%

Utilities: Electric
TPC Wire & Cable		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	2,200	2,177	2,139	0.41%
TPC Wire & Cable (Delayed Draw)		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	1,775	1,770	1,727	0.34%
Warrior Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.44%	9/15/2026	1,941	1,922	1,859	0.36%
Total Utilities: Electric							5,869	5,725	1.11%

Wholesale
INS Intermediate II, LLC (Ergotech Controls, Inc. – d/b/a INS)	(13)	First Lien Term Loan	S + 6.50%	11.41%	1/19/2029	8,021	7,867	7,866	1.52%
INS Intermediate II, LLC (Ergotech Controls, Inc. – d/b/a INS) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.50%	11.41%	1/19/2029	1,979	(38)	(38)	(0.01%)
ISG Merger Sub, LLC (dba Industrial Service Group)	(13)	First Lien Term Loan	S + 6.25%	11.05%	12/7/2028	6,574	6,448	6,448	1.24%
ISG Merger Sub, LLC (dba Industrial Service Group) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	11.05%	12/7/2028	3,409	(16)	(65)	(0.01%)
Total Wholesale							14,261	14,211	2.74%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Total Debt Investments							1,276,049	1,234,982	238.63%

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Equity Investments
Automotive
Covercraft	(8) (14)	Equity Investments	8/20/2021	768	768	638	0.12%
S&S Truck Parts	(8) (14)	Equity Investments	3/31/2022	4	378	360	0.07%
S&S Truck Parts	(8) (14)	Equity Investments	8/1/2022	78,541	79	75	0.02%
Total Automotive					1,225	1,073	0.21%

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC	(8) (14)	Equity Investments	7/13/2022	14,777	1,860	1,839	0.36%
Fresh Edge - Common	(8) (14)	Class B Units	10/3/2022	592	—	64	0.01%
Fresh Edge - Preferred	(8) (14)	Preferred Units	10/3/2022	592	592	622	0.12%
Total Beverage, Food & Tobacco					2,452	2,525	0.49%

Capital Equipment
Crete Mechanical Group	(8) (14)	Equity Investments	5/19/2022	23	230	344	0.07%
EFC Holdings, LLC	(8) (14)	Common Units	3/1/2023	148	60	60	0.01%
EFC Holdings, LLC	(8) (14)	Preferred Units	3/1/2023	148	148	148	0.03%
Precision Surfacing - Common	(8) (14)	Preferred Units	10/5/2022	3,750,000	3,750	5,269	1.02%
Repipe Specialists	(8) (14)	Equity Investments	3/31/2022	239	239	216	0.04%
Total Capital Equipment					4,427	6,037	1.17%

Construction & Building
Erie Construction	(8) (14)	Equity Investments	7/30/2021	166	166	549	0.11%
Gannett Fleming	(8) (14)	Limited Partnership Interest	12/20/2022	424,742	425	494	0.09%
Total Construction & Building					591	1,043	0.20%

Consumer Goods: Non-durable

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)
FoodScience	(8) (14)	Equity Investments	3/1/2021	98	98	31	0.01%
FoodScience	(8) (14)	Equity Investments	3/1/2021	5,168	5	—	—%
Ultima Health Holdings, LLC	(8) (14)	Preferred Units	9/12/2022	15	170	162	0.03%
Total Consumer Goods: Non-durable					273	193	0.04%

Containers, Packaging & Glass
Oliver Packaging	(8) (14)	Class A Common Units	7/12/2022	10,230	1,023	1,023	0.20%
Specialized Packaging Group	(7) (8) (10) (14)	Class A Common Units	12/17/2020	147,708	148	112	0.02%
Total Containers, Packaging & Glass					1,171	1,135	0.22%

Healthcare & Pharmaceuticals
AG MDC Holdings, Inc	(8) (14)	Equity Investments	2/7/2023	245	245	245	0.04%
Anne Arundel	(8) (14)	Equity Investments	10/16/2020	10,061	816	616	0.12%
Health Management Associates	(8) (14)	Class A Common Units	3/31/2023	399,904	400	400	0.08%
Total Healthcare & Pharmaceuticals					1,461	1,261	0.24%

High Tech Industries
ITSavvy LLC	(8) (14)	Class A Common Units	8/8/2022	522	522	699	0.13%
Solve Industrial Motion Group	(8) (14)	Equity Investments	6/30/2021	313	313	293	0.06%
Total High Tech Industries					835	992	0.19%

Services: Business
Apex Companies Holdings, LLC	(8) (14)	Equity Investments	1/31/2023	1,173	117	117	0.02%
BroadcastMed Holdco, LLC	(8) (14)	Preferred Units	10/4/2022	56,899	853	1,075	0.21%
Career Now	(8) (14)	Equity Investments	9/30/2021	624	624	578	0.11%
E78	(8) (14)	Equity Investments	12/1/2021	816	860	981	0.19%
RoadOne - Common	(8) (14)	Equity Investments	12/29/2022	1,173,220	939	1,185	0.23%
Total Services: Business					3,393	3,936	0.76%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(8) (14)	Equity Investments	8/11/2022	2,432	243	254	0.05%
Legacy Service Partners, LLC (“LSP”)	(8) (14)	Class B Units	1/9/2023	4,907	491	491	0.09%
Total Services: Consumer					734	745	0.14%

Sovereign & Public Finance

Portfolio Company (1) (2)	Footnotes	Investment	Acquisition Date	Shares/Units	Amortized Cost	Fair Value (4)	% of Net Assets (5)
LMI Renaissance	(8) (14)	Limited Partnership Interest	6/30/2022	648,627	649	1,054	0.20%
Total Sovereign & Public Finance					649	1,054	0.20%

Transportation: Cargo
SEKO Global Logistics	(8) (14)	Equity Investments	12/30/2020	671,203	332	2,282	0.44%
Total Transportation: Cargo					332	2,282	0.44%

Total Equity Investments					17,543	22,276	4.30%
Cash equivalents	(12)				48,860	48,860	9.44%
Total Investments and Cash Equivalents					$1,342,452	$1,306,118	252.37%
_________________
(1)All investments are non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act classifies investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when the Company owns 25% or less of the portfolio company’s voting securities and “controlled” when the Company owns more than 25% of the portfolio company’s voting securities. The 1940 Act also classifies investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when the Company owns less than 5% of a portfolio company’s voting securities and “affiliated” when the Company owns 5% or more of a portfolio company’s voting securities.
(2)Unless otherwise indicated, issuers of debt and equity held by the Company are domiciled in the United States.
(3)The majority of the investments bear interest at rates that may be determined by reference to London Interbank Offered Rate (“LIBOR” or "L"), as well as Secured Overnight Financing Rate ("SOFR" or "S"), which reset monthly or quarterly. For each such investment, the Company has provided the spread over LIBOR and SOFR and the current contractual interest rate in effect at March 31, 2023. As of March 31, 2023, effective rates for 1M L, 3M L, 6M L and 12M L are 4.86%, 5.19%, 5.31% and 5.31% respectively. As of March 31, 2023, rate for 1M S, 3M S, 6M S, 12M S ("SOFR") are 4.80%, 4.91%, 4.90%, and 4.73% respectively. For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of March 31, 2023. Certain investments are subject to a LIBOR floor. For fixed rate loans, a spread above a reference rate is not applicable.
(4)Investment valued using unobservable inputs (Level 3). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(5)Percentage is based on net assets of $517,544 as of March 31, 2023.
(6)Denotes that all or a portion of the assets are owned by CLO-I (as defined in the Notes), which serve as collateral for the 2022 Debt Securitization (as defined in the Notes). See Note 5 "Secured Debt".
(7)This portfolio company is not domiciled in the United States. The principal place of business for Specialized Packing Group and Phaidon International is Canada and the United Kingdom, respectively.
(8)Security acquired in transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be a “restricted security” under the Securities Act. As of March 31, 2023, the Company held thirty-two restricted securities with an aggregate fair value of $22,276, or 4.30% of the Company’s net assets.
(9)Investment is a unitranche position.
(10)The investment is considered as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company cannot acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of March 31, 2023, total non-qualifying assets at fair value represented 2.63% of the Company's total assets calculated in accordance with the 1940 Act.
(11)Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. See Note 6 "Commitments and Contingencies". The investment may be subject to unused commitment fees.
(12)Cash equivalents balance represents amounts held in interest-bearing money market funds issued by U.S. Bank National Association.
(13)Denotes that all or a portion of the assets are owned by SPV II and/or SPV III (each as defined in the Notes). SPV II has entered into a senior secured revolving credit facility (the “SMBC Financing Facility”). The lenders of the SMBC Financing Facility have a first lien security interest in substantially all of the assets of SPV II. Accordingly, such assets are not available to other creditors of the Company. SPV III has entered into a senior secured revolving credit facility (the “Wells Fargo Financing Facility”). The lenders of the Wells Fargo Financing Facility have a first lien security interest in substantially all of the assets of SPV III. Accordingly, such assets are not available to other creditors of the Company.
(14)Equity investments are non-income producing securities unless otherwise noted.

(15)Investments valued using observable inputs (Level 2). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(16)Loan was on non-accrual status as of March 31, 2023.

NUVEEN CHURCHILL DIRECT LENDING CORP.
CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)
March 31, 2023
(dollar amounts in thousands)

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Investments
Debt Investments
Aerospace & Defense
AEgis Technologies	(6) (13)	First Lien Term Loan	L + 6.00%	10.77%	10/31/2025	$14,807	$14,700	$14,375	2.74%
Arotech	(6) (13)	First Lien Term Loan	L + 6.25%	10.64%	10/22/2026	9,297	9,200	8,614	1.64%
Arotech (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 6.25%	11.02%	10/22/2026	452	450	419	0.08%
Loc Performance Products	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	12/22/2026	7,350	7,272	6,954	1.33%
Valkyrie		Subordinated Debt	N/A	10.50% (Cash) 1.00% (PIK)	11/17/2027	2,808	2,754	2,748	0.52%
Total Aerospace & Defense							34,376	33,110	6.31%

Automotive
American Auto Auction Group	(6) (13) (15)	First Lien Term Loan	S + 5.00%	9.59%	12/30/2027	10,627	10,533	8,348	1.59%
Classic Collision (Delayed Draw) (Incremental)	(6) (11) (13)	First Lien Term Loan	L + 5.75%	10.89%	1/14/2026	7,010	6,293	6,093	1.16%
Classic Collision (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.89%	1/14/2026	7,830	7,766	7,607	1.45%
Collision Right	(13)	First Lien Term Loan	S + 4.75%	9.34%	4/14/2028	4,838	4,808	4,733	0.90%
Collision Right (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.34%	4/14/2028	506	(4)	(11)	—%
Covercraft		Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	7,422	7,299	7,167	1.37%
Covercraft (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 0.75% (PIK)	2/21/2028	4,386	—	(150)	(0.03%)
JEGS Automotive	(6)	First Lien Term Loan	L + 6.00%	10.77%	12/22/2027	4,029	3,995	3,773	0.72%
JEGS Automotive (Delayed Draw)	(11)	First Lien Term Loan	L + 5.75%	10.52%	12/22/2027	930	—	(59)	(0.01%)
OEP Glass Purchaser	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	4/18/2028	14,888	14,751	14,443	2.75%
Randys Holdings, Inc	(9) (13)	First Lien Term Loan	S + 6.50%	11.09%	11/1/2028	11,250	11,028	11,031	2.10%
Randys Holdings, Inc (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.50%	11.09%	11/1/2028	3,750	—	(73)	(0.01%)
S&S Truck Parts	(6) (13)	First Lien Term Loan	S + 4.75%	9.34%	3/1/2029	6,928	6,865	6,890	1.31%
S&S Truck Parts	(13)	First Lien Term Loan	S + 4.75%	9.11%	3/1/2029	1,171	1,160	1,164	0.22%
S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.34%	3/1/2029	98	—	(1)	—%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

S&S Truck Parts (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.11%	3/1/2029	1,740	1,592	1,583	0.30%
Total Automotive							76,086	72,538	13.82%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Banking, Finance, Insurance, Real Estate
Allied Benefit Systems	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	11/18/2026	5,991	5,951	5,889	1.12%
Bankruptcy Management Solutions Inc	(6)	First Lien Term Loan	S + 4.50%	8.86%	2/28/2025	3,850	3,869	3,824	0.73%
Coding Solutions Acquisitions	(6) (9) (13)	First Lien Term Loan	S + 5.50%	9.86%	5/11/2028	6,497	6,436	6,367	1.21%
Coding Solutions Acquisitions (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.11%	5/11/2028	1,967	—	(39)	(0.01%)
Long Term Care Group	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/8/2027	6,654	6,598	6,521	1.25%
Patriot Growth Insurance Service (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 5.75%	10.52%	10/14/2028	7,199	450	319	0.06%
Risk Strategies (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.09%	11/1/2026	11,045	332	145	0.03%
Risk Strategies (Delayed Draw)	(9)	First Lien Term Loan	S + 5.50%	10.09%	11/1/2026	3,945	3,945	3,839	0.73%
Vensure Employer Services	(6) (13)	First Lien Term Loan	S + 4.75%	9.34%	3/26/2027	14,806	14,754	14,486	2.76%
World Insurance Associates	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	1,981	1,965	1,912	0.36%
World Insurance Associates (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	5,005	2,472	2,298	0.44%
World Insurance Associates (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.34%	4/1/2026	8,000	8,000	7,721	1.47%
Total Banking, Finance, Insurance, Real Estate							54,772	53,282	10.15%

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC		Subordinated Debt	S + 7.75%	12.34%	8/30/2027	9,300	9,125	9,216	1.76%
Death Wish Coffee	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.52%	9/28/2027	9,900	9,819	9,832	1.87%
Dessert Holdings	(6)	Subordinated Debt	L + 7.25%	12.02%	6/8/2029	9,000	8,860	8,325	1.59%
Fresh Edge		Subordinated Debt	S + 9.00%	13.36%	4/3/2029	3,770	3,679	3,679	0.70%
GA Foods	(13) (16)	First Lien Term Loan	L + 5.50%	9.77% (Cash) 0.50% (PIK)	12/1/2026	14,781	14,676	8,898	1.69%
Handgards	(6) (13)	First Lien Term Loan	L + 7.00%	11.77%	10/14/2026	14,663	14,466	14,663	2.79%
KSLB Holdings LLC	(13)	First Lien Term Loan	L + 4.50%	8.89%	7/30/2025	2,888	2,867	2,633	0.50%
Rise Baking	(6) (9) (13)	First Lien Term Loan	L + 6.50%	11.27%	8/13/2027	14,850	14,672	13,769	2.62%
Watermill Express, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	4/20/2027	3,290	3,264	3,225	0.62%
Watermill Express, LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.27%	4/20/2027	318	197	191	0.04%
Total Beverage, Food & Tobacco							81,625	74,431	14.18%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Capital Equipment
Blackbird Purchaser Inc.	(6) (13)	First Lien Term Loan	L +4.50%	8.89%	4/8/2026	7,201	7,159	7,018	1.34%
Blackbird Purchaser Inc. (Delayed Draw)	(11)	First Lien Term Loan	L +4.50%	8.89%	4/8/2026	2,709	(22)	(69)	(0.01%)
Crete Mechanical Group	(6) (13)	First Lien Term Loan	S +5.25%	9.84%	5/19/2028	4,872	4,825	4,785	0.91%
Crete Mechanical Group (Delayed Draw)	(6)	First Lien Term Loan	S + 5.25%	9.84%	5/19/2028	2,875	2,828	2,824	0.54%
Crete Mechanical Group (Delayed Draw)	(11)	First Lien Term Loan	S + 5.00%	9.59%	5/19/2028	7,211	4,484	4,356	0.83%
Heartland Home Services	(6) (9) (13)	First Lien Term Loan	L +6.00%	10.39%	12/15/2026	6,534	6,486	6,368	1.21%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	12/15/2026	5,665	5,642	5,521	1.05%
Heartland Home Services (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	12/15/2026	2,598	2,598	2,532	0.48%
PT Intermediate Holdings III, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	11/1/2028	8,824	8,790	8,624	1.64%
PT Intermediate Holdings III, LLC (Incremental)	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	11/1/2028	1,079	1,069	1,054	0.20%
Repipe Specialists		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	2,408	2,364	2,292	0.44%
Repipe Specialists (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/18/2029	900	—	(44)	(0.01%)
Total Capital Equipment							46,223	45,261	8.62%

Chemicals, Plastics, & Rubber
Ascensus	(9)	Subordinated Debt	L + 6.50%	11.27%	8/2/2029	9,000	8,929	8,447	1.61%
Ascensus Specialties	(6) (9) (13)	First Lien Term Loan	L + 4.25%	8.64%	6/30/2028	9,831	9,669	9,504	1.81%
Boulder Scientific Company LLC	(6)	First Lien Term Loan	L + 4.25%	9.02%	12/29/2025	2,088	2,098	2,061	0.39%
Spartech	(6) (9) (13)	First Lien Term Loan	L + 4.75%	9.52%	5/8/2028	14,919	14,837	14,517	2.77%
Total Chemicals, Plastics, & Rubber							35,533	34,529	6.58%

Construction & Building
Erie Construction	(6) (13)	First Lien Term Loan	S + 4.75%	9.53%	7/30/2027	10,702	10,612	10,702	2.04%
Gannett Fleming	(13)	First Lien Term Loan	S + 6.50%	11.09%	12/20/2028	10,000	9,801	9,801	1.87%
Sciens Building Solutions, LLC	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/15/2027	9,410	9,250	8,917	1.70%
Sciens Building Solutions, LLC (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/15/2027	4,938	1,594	1,377	0.26%
Total Construction & Building							31,257	30,797	5.87%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Consumer Goods: Durable
Halo Buyer Inc	(6) (15)	First Lien Term Loan	L + 4.50%	8.89%	6/30/2025	5,728	5,686	5,062	0.97%
Petmate	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/15/2028	9,900	9,815	7,951	1.51%
Xpressmyself.com LLC (a/k/a SmartSign)	(13)	First Lien Term Loan	S + 5.00%	9.59%	9/7/2028	9,975	9,881	9,881	1.88%
Total Consumer Goods: Durable							25,382	22,894	4.36%

Consumer Goods: Non-durable
Arcadia Consumer Health	(6) (9) (13)	First Lien Term Loan	S + 4.75%	9.11%	9/10/2027	12,733	12,628	12,609	2.40%
Badger Sportswear Acquisition Inc	(6)	First Lien Term Loan	L + 4.50%	8.89%	12/24/2023	3,842	3,816	3,746	0.71%
Elevation Labs	(13)	First Lien Term Loan	S + 5.25%	9.84%	6/30/2028	6,858	6,793	6,784	1.29%
Elevation Labs (Delayed Draw)	(11)	First Lien Term Loan	S + 5.25%	9.84%	6/30/2028	3,125	(29)	(34)	(0.01%)
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	3/1/2027	7,823	7,762	7,055	1.35%
FoodScience	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	3/1/2027	6,951	6,897	6,269	1.20%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/29/2026	2,531	2,510	2,531	0.48%
Market Performance Group	(6) (13)	First Lien Term Loan	L + 5.75%	10.52%	12/29/2026	7,350	7,324	7,350	1.40%
Ultima Health Holdings, LLC		Subordinated Debt	N/A	11.00% (Cash) 1.50% (PIK)	3/12/2029	1,708	1,676	1,671	0.32%
Total Consumer Goods: Non-durable							49,377	47,981	9.14%

Containers, Packaging & Glass
B2B Packaging	(6) (13)	First Lien Term Loan	S + 6.75%	11.34%	10/7/2026	12,613	12,571	12,313	2.35%
B2B Packaging (Delayed Draw)	(13)	First Lien Term Loan	S + 6.75%	11.53%	10/7/2026	2,232	2,232	2,179	0.41%
B2B Packaging (Delayed Draw)	(6)	First Lien Term Loan	S + 6.75%	11.34%	10/7/2026	118	115	115	0.02%
Five Star Packing	(6) (13)	First Lien Term Loan	S + 4.25%	9.03%	5/5/2029	7,653	7,545	7,516	1.43%
Good2Grow	(6) (13)	First Lien Term Loan	L + 4.50%	9.27%	12/1/2027	9,925	9,842	9,720	1.85%
Oliver Packaging		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	1/6/2029	2,523	2,476	2,395	0.46%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/17/2025	3,013	2,992	2,995	0.57%
Specialized Packaging Group	(6) (7) (10) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/17/2025	7,350	7,301	7,304	1.39%
Total Containers, Packaging & Glass							45,074	44,537	8.48%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Environmental Industries
Cadmus	(6)	First Lien Term Loan	S + 5.25%	9.84%	9/14/2027	3,292	3,266	3,208	0.61%
Cadmus (Delayed Draw)	(11)	First Lien Term Loan	L + 5.25%	9.64%	9/14/2027	1,663	1,152	1,110	0.21%
Nutrition 101 Buyer LLC (a/k/a 101, Inc.)	(13)	First Lien Term Loan	S + 5.25%	9.61%	8/31/2028	6,715	6,651	6,649	1.27%
The Facilities Group	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.14%	11/30/2027	4,922	4,879	4,810	0.92%
The Facilities Group (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 5.75%	10.52%	11/30/2027	4,996	4,114	4,001	0.76%
Total Environmental Industries							20,062	19,778	3.77%

Healthcare & Pharmaceuticals
Affinity Hospice	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	12/17/2027	7,953	7,885	7,731	1.47%
Affinity Hospice (Delayed Draw)	(11)	First Lien Term Loan	L + 4.75%	9.52%	12/17/2027	1,981	—	(55)	(0.01%)
Anne Arundel		Subordinated Debt	N/A	12.75% (PIK)	10/16/2026	2,888	2,838	2,688	0.51%
Anne Arundel		Subordinated Debt	N/A	11.00%	4/16/2026	1,838	1,815	1,734	0.33%
Anne Arundel (Delayed Draw)	(11)	Subordinated Debt	N/A	11.00%	4/16/2026	2,258	1,880	1,730	0.33%
Forefront Dermatology	(6) (9) (13)	First Lien Term Loan	S + 4.25%	8.61%	4/2/2029	5,360	5,259	5,222	0.99%
Forefront Dermatology (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 4.25%	8.61%	4/2/2029	1,007	895	869	0.17%
Genesee Scientific	(6) (9)	First Lien Term Loan	L + 5.00%	9.77%	9/30/2027	6,019	5,971	5,897	1.12%
Genesee Scientific (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.27%	9/30/2027	2,027	—	(41)	(0.01%)
GHR Healthcare	(6) (9)	First Lien Term Loan	S + 4.75%	9.34%	12/9/2027	6,467	6,411	6,467	1.23%
GHR Healthcare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	S + 4.75%	9.34%	12/9/2027	3,444	2,023	2,023	0.39%
GHR Healthcare (Incremental)	(9) (13)	First Lien Term Loan	S + 4.75%	9.53%	12/9/2027	5,033	4,938	5,033	0.96%
Heartland Veterinary Partners LLC (Incremental)		Subordinated Debt	S + 7.50%	12.09%	12/10/2027	1,900	1,865	1,862	0.35%
Heartland Veterinary Partners LLC (Incremental) (Delayed Draw)	(11)	Subordinated Debt	S + 7.50%	12.09%	12/10/2027	9,500	—	(190)	(0.04%)
InfuCare RX	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	1/4/2028	9,900	9,814	9,695	1.85%
Midwest Eye Consultants	(6) (13)	First Lien Term Loan	S + 4.50%	9.09%	8/20/2027	9,113	9,039	8,579	1.63%
PromptCare	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/1/2027	8,288	8,169	8,031	1.53%
PromptCare (Delayed Draw)	(6) (9) (11) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/1/2027	3,025	777	711	0.14%
Quorum Health Resources, LLC	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	5/28/2027	7,759	7,695	7,445	1.42%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Sandlot Buyer, LLC (Prime Time Healthcare)	(13)	First Lien Term Loan	S + 6.00%	10.78%	9/19/2028	9,875	9,587	9,589	1.83%
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners)	(13)	First Lien Term Loan	S + 5.75%	10.34%	10/5/2029	7,549	7,475	7,404	1.41%
SCP Eye Care Holdco, LLC (DBA EyeSouth Partners) (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.34%	10/5/2029	2,451	—	(47)	(0.01%)
SM Wellness Holdings, Inc	(6) (13)	First Lien Term Loan	L + 4.75%	9.52%	4/17/2028	14,815	14,704	14,254	2.72%
Wellspring Pharmaceutical	(13)	First Lien Term Loan	S + 5.75%	10.53%	8/22/2028	3,413	3,348	3,350	0.64%
Wellspring Pharmaceutical (Delayed Draw)	(11)	First Lien Term Loan	S + 5.75%	10.53%	8/22/2028	1,579	(11)	(29)	(0.01%)
Total Healthcare & Pharmaceuticals							112,377	109,952	20.94%

High Tech Industries
Argano, LLC	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	5,691	5,648	5,508	1.05%
Argano, LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	2,520	2,520	2,439	0.47%
Argano, LLC (Delayed Draw) (Incremental)	(6)	First Lien Term Loan	S + 5.50%	9.86%	6/10/2026	1,722	1,683	1,666	0.32%
Diligent Corporation	(6) (9)	First Lien Term Loan	L + 6.25%	11.39%	8/4/2025	12,599	12,570	12,136	2.31%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.52%	8/4/2025	3,422	3,399	3,269	0.62%
Diligent Corporation	(9) (13)	First Lien Term Loan	L + 5.75%	10.89%	8/4/2025	1,491	1,481	1,425	0.27%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.02%	8/4/2025	170	170	163	0.03%
Diligent Corporation (Delayed Draw)	(9)	First Lien Term Loan	L + 6.25%	11.02%	8/4/2025	107	107	103	0.02%
Eliassen Group LLC	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/14/2028	12,192	12,080	12,021	2.29%
Eliassen Group LLC (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	4/14/2028	2,777	409	377	0.07%
Exterro	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	5/31/2024	9,474	9,435	9,474	1.81%
Fineline Merger		Subordinated Debt	L + 8.75%	13.52%	8/22/2028	2,941	2,905	2,926	0.56%
Go Engineer	(6) (9) (13)	First Lien Term Loan	S + 5.63%	10.21%	12/21/2027	11,690	11,590	11,260	2.14%
Go Engineer (Delayed Draw)	(9)	First Lien Term Loan	S + 5.63%	9.98%	12/21/2027	3,184	3,157	3,066	0.58%
Infobase Acquisition, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.09%	6/14/2028	4,375	4,334	4,319	0.82%
Infobase Acquisition, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	6/14/2028	721	—	(9)	—%
ITSavvy LLC	(6) (13)	First Lien Term Loan	S + 5.25%	10.03%	8/8/2028	7,873	7,797	7,871	1.50%
ITSavvy LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	8/8/2028	2,107	(20)	—	—%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

North Haven CS Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.02%	1/23/2025	5,857	5,857	5,857	1.12%
Northern Star Industries Inc	(6)	First Lien Term Loan	L + 4.50%	8.89%	3/28/2025	3,286	3,275	3,227	0.62%
Prosci, Inc.	(6)	First Lien Term Loan	L + 4.50%	8.89%	10/21/2026	4,733	4,695	4,665	0.89%
Revalize (Delayed Draw)	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	4,286	4,273	3,985	0.76%
Revalize (Delayed Draw)	(6) (9)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	1,101	1,092	1,023	0.19%
Revalize (Delayed Draw)	(9)	First Lien Term Loan	S + 5.75%	10.34%	4/15/2027	244	243	227	0.04%
SmartWave	(6) (13)	First Lien Term Loan	L + 6.00%	10.77%	11/5/2026	9,309	9,223	8,116	1.55%
Solve Industrial Motion Group		Subordinated Debt	N/A	10.75%	6/28/2028	1,763	1,732	1,669	0.32%
Solve Industrial Motion Group (Delayed Draw)		Subordinated Debt	N/A	10.75%	6/28/2028	2,019	2,019	1,912	0.36%
Total High Tech Industries							111,674	108,695	20.71%

Media: Advertising, Printing & Publishing
Tinuiti	(6) (9) (13)	First Lien Term Loan	L + 4.50%	9.27%	12/10/2026	2,978	2,953	2,933	0.56%
Tinuiti (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 4.50%	8.89%	12/10/2026	1,946	1,945	1,916	0.36%
Tinuiti (Delayed Draw) (Incremental)	(9) (11)	First Lien Term Loan	L + 4.50%	9.27%	12/10/2026	9,963	5,935	5,781	1.10%
Wpromote	(13)	First Lien Term Loan	S + 6.00%	10.36%	10/23/2028	4,412	4,325	4,326	0.83%
Wpromote (Delayed Draw)	(11)	First Lien Term Loan	S + 6.00%	10.36%	10/23/2028	588	(4)	(11)	—%
Total Media: Advertising, Printing & Publishing							15,154	14,945	2.85%

Media: Diversified & Production
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	8/12/2027	2,916	2,893	2,842	0.54%
Corporate Visions	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	8/12/2027	2,563	2,529	2,498	0.48%
Spectrio II	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	8,123	8,067	7,784	1.48%
Spectrio II (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	2,886	2,866	2,765	0.53%
Spectrio II (Delayed Draw)	(9) (11) (13)	First Lien Term Loan	L + 6.00%	10.77%	12/9/2026	3,820	426	287	0.05%
Total Media: Diversified & Production							16,781	16,176	3.08%

Retail
Syndigo	(6) (9) (13)	First Lien Term Loan	L + 4.50%	8.89%	12/15/2027	5,895	5,916	5,612	1.07%
Total Retail							5,916	5,612	1.07%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Services: Business
Big Truck Rental		Subordinated Debt	L + 8.00%	12.39%	9/30/2027	10,000	9,832	9,988	1.90%
Big Truck Rental		Subordinated Debt	L + 8.00%	12.39%	9/23/2027	2,500	2,500	2,497	0.48%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	5,402	5,357	5,003	0.95%
Bounteous	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	2,211	2,191	2,048	0.39%
Bounteous (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.25%	10.02%	8/2/2027	2,796	2,774	2,589	0.49%
Bounteous (Delayed Draw)	(11)	First Lien Term Loan	L + 5.00%	9.77%	8/2/2027	4,467	—	(330)	(0.06%)
BroadcastMed Holdco, LLC		Subordinated Debt	N/A	10.00% (Cash)) 3.75% (PIK)	11/12/2027	3,451	3,383	3,384	0.64%
Bullhorn Inc	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.52%	9/30/2026	13,848	13,722	13,848	2.63%
BusinesSolver	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.64%	12/1/2027	7,820	7,753	7,678	1.46%
BusinesSolver (Delayed Draw)	(9) (11)	First Lien Term Loan	L + 5.50%	10.64%	12/1/2027	2,121	173	143	0.03%
Career Now		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	3/30/2027	3,055	3,005	2,981	0.57%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	9.89%	9/24/2026	311	309	311	0.06%
Cornerstone Advisors of Arizona LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/24/2026	2,319	2,303	2,319	0.44%
Cornerstone Advisors of Arizona LLC (Delayed Draw)	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	9/24/2026	212	212	212	0.04%
CrossCountry Consulting	(6) (9) (13)	First Lien Term Loan	S + 5.75%	10.34%	6/1/2029	8,257	8,103	8,153	1.55%
CrossCountry Consulting (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/1/2029	3,320	(30)	(42)	(0.01%)
D&H United Fueling Solutions	(13)	First Lien Term Loan	S + 5.25%	9.84%	9/16/2028	7,567	7,422	7,415	1.41%
D&H United Fueling Solutions (Delayed Draw)		First Lien Term Loan	S + 5.25%	9.84%	9/16/2028	2,408	2,386	2,360	0.45%
E78	(6)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	5,657	5,608	5,556	1.06%
E78	(13)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	1,452	1,439	1,427	0.27%
E78 (Delayed Draw)	(6) (13)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	4,253	4,217	4,178	0.80%
E78 (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	9.86%	12/1/2027	3,559	604	540	0.10%
Evergreen Services Group	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.59%	6/15/2029	12,087	11,859	11,799	2.25%
Evergreen Services Group (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	6/15/2029	2,883	2,063	2,021	0.38%
Gabriel Partners LLC	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.39%	9/21/2026	9,337	9,271	9,337	1.78%
Gabriel Partners LLC (Delayed Draw)	(6) (9) (13)	First Lien Term Loan	L + 6.00%	10.77%	9/21/2026	1,555	1,555	1,555	0.30%
Gabriel Partners LLC (Incremental)	(9) (13)	First Lien Term Loan	L + 6.00%	10.77%	9/21/2026	3,854	3,824	3,854	0.73%
Hasa Inc		Subordinated Debt	N/A	10.50% (Cash) 1.50% (PIK)	1/16/2026	2,498	2,467	2,498	0.48%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Lion Merger Sub Inc	(9) (13)	First Lien Term Loan	L + 6.50%	11.27%	12/17/2025	7,358	7,307	7,203	1.37%
Lion Merger Sub Inc (Incremental)	(9) (13)	First Lien Term Loan	L + 6.50%	11.27%	12/17/2025	7,387	7,290	7,232	1.38%
LSCS Holdings Inc.	(6) (13) (15)	First Lien Term Loan	L + 4.50%	8.89%	12/16/2028	9,900	9,855	9,554	1.82%
LYNX FRANCHISING, LLC	(6) (9) (13)	First Lien Term Loan	L + 6.25%	11.02%	12/23/2026	9,900	9,816	9,664	1.84%
Output Services Group, Inc.		First Lien Term Loan	S + 6.75%	9.84% (Cash) 1.50% (PIK)	6/29/2026	3,863	3,349	3,057	0.58%
Phaidon International	(7) (10) (13)	First Lien Term Loan	S + 5.50%	9.86%	8/22/2029	15,000	14,855	14,820	2.82%
Plaze		Subordinated Debt	L + 7.50%	11.89%	7/7/2028	15,000	14,617	14,318	2.73%
RoadOne	(11)	Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	1,397	(21)	(42)	(0.01%)
RoadOne		Subordinated Debt	N/A	8.75% (Cash) 5.00% (PIK)	6/30/2029	4,469	4,335	4,335	0.83%
Scaled Agile	(6) (9) (13)	First Lien Term Loan	S + 5.50%	10.09%	12/15/2028	8,016	7,946	7,797	1.49%
Scaled Agile (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.50%	10.09%	12/15/2028	1,923	—	(53)	(0.01%)
Smile Brands		Subordinated Debt	L + 8.50%	13.64%	4/13/2026	9,597	9,489	8,765	1.67%
Smile Brands (Delayed Draw)	(11)	Subordinated Debt	L + 8.50%	13.64%	4/13/2026	1,959	—	(170)	(0.03%)
Soliant Health	(6) (13)	First Lien Term Loan	L + 4.00%	8.39%	3/31/2028	8,461	8,410	8,519	1.62%
Technical Safety Services	(13)	First Lien Term Loan	S + 4.50%	9.09%	6/22/2029	6,841	6,776	6,757	1.29%
Technical Safety Services (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.09%	6/22/2029	3,125	1,052	1,043	0.20%
TouchTunes Interactive	(6) (13)	First Lien Term Loan	S + 5.00%	9.78%	4/2/2029	9,975	9,881	9,743	1.86%
Trilon Group, LLC	(13)	First Lien Term Loan	S + 6.25%	10.84%	5/28/2029	3,000	2,970	2,964	0.56%
Trilon Group, LLC	(13)	First Lien Term Loan	S + 5.75%	10.11%	5/27/2029	7,481	7,411	7,202	1.37%
Trilon Group, LLC (Delayed Draw)		First Lien Term Loan	S + 5.75%	10.11%	5/27/2029	7,500	7,499	7,220	1.38%
Trilon Group, LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	10.84%	5/28/2029	2,000	184	160	0.03%
Vital Records Control	(6) (9) (13)	First Lien Term Loan	L + 5.50%	10.27%	6/29/2027	4,629	4,582	4,461	0.85%
Vital Records Control	(9) (13)	First Lien Term Loan	S + 5.50%	10.28%	6/29/2027	152	150	148	0.03%
Vital Records Control (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/29/2027	185	60	57	0.01%
Worldwide Clinical Trials Holdings Inc	(6)	First Lien Term Loan	L + 4.25%	9.02%	12/5/2024	3,858	3,846	3,824	0.73%
Worldwide Clinical Trials Holdings Inc (Incremental)	(6) (13)	First Lien Term Loan	L + 4.25%	8.64%	12/5/2024	6,120	6,087	6,067	1.16%
Total Services: Business							262,048	257,967	49.14%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(6) (9) (13)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	8,314	8,314	8,233	1.56%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	257	—	(3)	0.00%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	1,714	—	(17)	0.00%
ADPD Holdings, LLC (a/k/a NearU) (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 6.00%	10.59%	8/16/2028	1,714	—	(17)	0.00%
All My Sons	(6) (13)	First Lien Term Loan	L + 4.75%	9.14%	10/25/2028	5,318	5,273	5,252	1.00%
Apex Services Partners, LLC (Delayed Draw) (Incremental)	(9)	First Lien Term Loan	S + 5.50%	10.09%	7/31/2025	5,000	4,999	4,968	0.95%
Apex Services Partners, LLC (Incremental)	(9) (13)	First Lien Term Loan	S + 5.50%	10.09%	7/31/2025	5,000	4,955	4,968	0.95%
Excel Fitness	(6) (13)	First Lien Term Loan	S + 5.25%	9.84%	4/27/2029	9,975	9,867	9,483	1.81%
Fairway Lawns		Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	2,628	2,549	2,549	0.49%
Fairway Lawns	(11)	Subordinated Debt	N/A	8.00% (Cash) 5.00% (PIK)	5/17/2029	6,171	—	(185)	(0.04%)
Liberty Buyer	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	6/15/2028	3,969	3,932	3,942	0.75%
Liberty Buyer (Delayed Draw)	(9) (11)	First Lien Term Loan	S + 5.75%	10.34%	6/15/2028	747	298	293	0.05%
NJEye LLC	(6)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	5,382	5,363	5,247	1.00%
NJEye LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	705	705	687	0.13%
NJEye LLC (Delayed Draw)	(11)	First Lien Term Loan	S + 4.75%	9.53%	9/16/2024	2,272	1,774	1,726	0.33%
North Haven Spartan US Holdco LLC	(6)	First Lien Term Loan	S + 6.25%	10.84%	6/6/2025	2,529	2,526	2,459	0.47%
North Haven Spartan US Holdco LLC (Delayed Draw)	(6)	First Lien Term Loan	S + 6.25%	10.84%	6/6/2025	219	219	213	0.04%
One World Fitness PFF LLC	(6)	First Lien Term Loan	L + 5.25%	10.02%	11/26/2025	3,884	3,885	3,636	0.69%
Total Services: Consumer							54,659	53,434	10.18%

Sovereign & Public Finance
LMI Consulting, LLC (LMI)	(13)	First Lien Term Loan	S + 6.50%	11.09%	7/18/2028	4,395	4,311	4,254	0.81%
LMI Consulting, LLC (LMI) (Incremental)	(6)	First Lien Term Loan	S + 6.50%	11.09%	7/18/2028	4,988	4,988	4,828	0.92%
Total Sovereign & Public Finance							9,299	9,082	1.73%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Telecommunications
BCM One	(6) (13)	First Lien Term Loan	L + 4.50%	8.89%	11/17/2027	6,138	6,138	5,906	1.13%
BCM One (Delayed Draw)	(6) (11)	First Lien Term Loan	L + 4.50%	8.89%	11/17/2027	1,845	1,775	1,705	0.32%
Corbett Technology Solutions, Inc. ("CTSI")	(6) (10) (13)	First Lien Term Loan	S + 5.00%	9.59%	10/29/2027	5,815	5,766	5,589	1.06%
Corbett Technology Solutions, Inc. ("CTSI") (Delayed Draw)	(6) (10) (13)	First Lien Term Loan	S + 5.00%	9.59%	10/29/2027	4,085	4,085	3,927	0.75%
Mobile Communications America, Inc.	(6)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	3,856	3,862	3,781	0.72%
Mobile Communications America, Inc.	(13)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	4,313	4,236	4,198	0.80%
Mobile Communications America, Inc. (Incremental)	(6)	First Lien Term Loan	S + 5.38%	9.97%	3/4/2025	685	684	672	0.13%
Momentum Telecom II	(6) (9) (13)	First Lien Term Loan	L + 5.75%	10.89%	4/16/2027	10,157	10,080	9,815	1.87%
Sapphire Telecom Inc	(6) (9)	First Lien Term Loan	L + 5.25%	10.02%	11/20/2025	6,720	6,683	6,514	1.24%
Tyto Athene, LLC	(6) (13)	First Lien Term Loan	L + 5.50%	10.27%	4/3/2028	7,568	7,502	6,967	1.33%
Total Telecommunications							50,811	49,074	9.35%

Transportation: Cargo
FSK Pallet Holding Corp. (DBA Kamps Pallets)	(13)	First Lien Term Loan	L + 5.00%	9.77%	12/23/2026	9,975	9,783	9,781	1.86%
Kenco Group, Inc.	(13)	First Lien Term Loan	S + 5.50%	10.09%	11/15/2029	8,584	8,415	8,416	1.60%
Kenco Group, Inc. (Delayed Draw)	(11)	First Lien Term Loan	S + 5.50%	10.09%	11/15/2029	1,416	(28)	(28)	(0.01%)
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.50%	11.09%	5/5/2025	260	259	257	0.05%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 5.75%	10.34%	5/5/2025	904	898	889	0.17%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.25%	10.84%	5/5/2025	183	181	181	0.03%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(6) (9)	First Lien Term Loan	S + 6.50%	11.09%	5/5/2025	4,412	4,386	4,363	0.83%
Quantix (f/k/a A&R Logistics Holdings, Inc.) (Incremental)	(9) (13)	First Lien Term Loan	S + 6.25%	10.84%	5/5/2025	1,372	1,347	1,357	0.26%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	13.77%	6/30/2027	5,805	5,715	5,805	1.11%
SEKO Global Logistics		Subordinated Debt	L + 9.00%	13.77%	6/30/2027	4,029	3,962	4,029	0.77%
SEKO Global Logistics	(6)	First Lien Term Loan	L + 4.75%	9.52%	12/30/2026	1,137	1,128	1,116	0.21%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

SEKO Global Logistics (Delayed Draw) (Incremental)	(11)	First Lien Term Loan	L + 5.00%	9.77%	12/30/2026	4,516	992	910	0.17%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

SEKO Global Logistics (Incremental)	(13)	First Lien Term Loan	L + 5.00%	9.77%	12/30/2026	1,533	1,518	1,505	0.29%
TI ACQUISITION NC LLC	(6)	First Lien Term Loan	L + 4.50%	9.64%	3/19/2027	2,809	2,732	2,770	0.53%
Total Transportation: Cargo							41,288	41,351	7.87%

Utilities: Electric
TPC Wire & Cable		Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	2,194	2,170	2,132	0.41%
TPC Wire & Cable (Delayed Draw)	(11)	Subordinated Debt	N/A	10.00% (Cash) 1.00% (PIK)	2/16/2028	940	776	757	0.14%
Warrior Acquisition Inc	(6)	First Lien Term Loan	L + 5.25%	10.02%	9/15/2026	1,946	1,925	1,841	0.35%
Total Utilities: Electric							4,871	4,730	0.90%

Wholesale
ISG Merger Sub, LLC (dba Industrial Service Group)	(13)	First Lien Term Loan	S + 6.25%	10.61%	12/7/2028	6,591	6,459	6,461	1.23%
ISG Merger Sub, LLC (dba Industrial Service Group) (Delayed Draw)	(11)	First Lien Term Loan	S + 6.25%	10.61%	12/7/2028	3,409	(17)	(67)	(0.01%)
Wittichen Supply	(6)	First Lien Term Loan	S + 4.50%	9.09%	7/30/2027	4,992	4,946	4,992	0.95%
Wittichen Supply		Subordinated Debt	N/A	9.50% (Cash) 1.50% (PIK)	7/31/2028	4,242	4,173	4,242	0.81%
Wittichen Supply		Subordinated Debt	N/A	12.00% (PIK)	7/30/2029	1,798	1,766	1,798	0.34%
Wittichen Supply (Delayed Draw)	(11)	First Lien Term Loan	S + 4.50%	9.09%	7/31/2028	2,482	1,974	1,996	0.38%
Wittichen Supply (Delayed Draw) (Incremental)	(11)	Subordinated Debt	N/A	9.00% (Cash) 1.00% (PIK)	7/31/2028	3,360	—	—	—%
Wittichen Supply (Incremental)		Subordinated Debt	N/A	9.00% (Cash) 1.00% (PIK)	7/31/2028	3,485	3,419	3,485	0.66%
Total Wholesale							22,720	22,907	4.36%

Total Debt Investments							1,207,365	1,173,063	223.46%

Equity Investments
Automotive
Covercraft	(8) (14)	Equity Investments	N/A	N/A	N/A	1	768	777	0.15%
S&S Truck Parts	(8) (14)	Equity Investments	N/A	N/A	N/A	—	378	353	0.07%
S&S Truck Parts	(8) (14)	Equity Investments	N/A	N/A	N/A	79	79	73	0.01%
Total Automotive							1,225	1,203	0.23%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Beverage, Food & Tobacco
Bardstown PPC Holdings LLC	(8) (14)	Equity Investments	N/A	N/A	N/A	15	1,860	1,860	0.36%
Fresh Edge - Common	(8) (14)	Class B Units	N/A	N/A	N/A	1	—	—	—%
Fresh Edge - Preferred	(8) (14)	Preferred Units	N/A	N/A	N/A	1	592	592	0.11%
Total Beverage, Food & Tobacco							2,452	2,452	0.47%

Capital Equipment
Crete Mechanical Group	(8) (14)	Equity Investments	N/A	N/A	N/A	—	230	326	0.06%
Precision Surfacing - Common	(8) (14)	Preferred Units	N/A	N/A	N/A	3,750	3,750	3,840	0.73%
Repipe Specialists	(8) (14)	Equity Investments	N/A	N/A	N/A	—	239	216	0.04%
Total Capital Equipment							4,219	4,382	0.83%

Construction & Building
Erie Construction	(8) (14)	Equity Investments	N/A	N/A	N/A	—	166	585	0.11%
Gannett Fleming	(8) (14)	Limited Partnership Interest	N/A	N/A	N/A	425	425	425	0.08%
Total Construction & Building							591	1,010	0.19%

Consumer Goods: Non-durable
FoodScience	(8) (14)	Equity Investments	N/A	N/A	N/A	—	98	41	0.01%
FoodScience	(8) (14)	Equity Investments	N/A	N/A	N/A	5	5	—	—%
Ultima Health Holdings, LLC	(8) (14)	Preferred Units	N/A	N/A	N/A	—	170	170	0.03%
Total Consumer Goods: Non-durable							273	211	0.04%

Containers, Packaging & Glass
Oliver Packaging	(8) (14)	Class A Common Units	N/A	N/A	N/A	9	930	975	0.19%
Specialized Packaging Group	(7) (8) (10) (14)	Class A Common Units	N/A	N/A	N/A	148	148	112	0.02%
Total Containers, Packaging & Glass							1,078	1,087	0.21%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Healthcare & Pharmaceuticals
Anne Arundel	(8) (14)	Equity Investments	N/A	N/A	N/A	10	816	629	0.12%
Total Healthcare & Pharmaceuticals							816	629	0.12%

High Tech Industries
ITSavvy LLC	(8) (14)	Class A Common Units	N/A	N/A	N/A	1	522	694	0.13%
Solve Industrial Motion Group	(8) (14)	Equity Investments	N/A	N/A	N/A	—	313	266	0.05%
Total High Tech Industries							835	960	0.18%

Services: Business
BroadcastMed Holdco, LLC	(8) (14)	Preferred Units	N/A	N/A	N/A	57	853	853	0.16%
Career Now	(8) (14)	Equity Investments	N/A	N/A	N/A	6	624	720	0.14%
E78	(8) (14)	Equity Investments	N/A	N/A	N/A	1	523	619	0.12%
Hasa Inc	(8) (14)	Equity Investments	N/A	N/A	N/A	6	645	1,954	0.37%
RoadOne - Common	(8) (14)	Equity Investments	N/A	N/A	N/A	1,173	939	1,173	0.22%
Total Services: Business							3,584	5,319	1.01%

Services: Consumer
ADPD Holdings, LLC (a/k/a NearU)	(8) (14)	Equity Investments	N/A	N/A	N/A	2	243	258	0.05%
Total Services: Consumer							243	258	0.05%

Sovereign & Public Finance
LMI Renaissance	(8) (14)	Limited Partnership Interest	N/A	N/A	N/A	649	649	1,092	0.21%
Total Sovereign & Public Finance							649	1,092	0.21%

Transportation: Cargo
SEKO Global Logistics	(8) (14)	Equity Investments	N/A	N/A	N/A	671	332	2,061	0.39%
Total Transportation: Cargo							332	2,061	0.39%

Wholesale
Wittichen Supply	(8) (14)	Equity Investments	N/A	N/A	N/A	2	1,911	6,649	1.27%
Total Wholesale							1,911	6,649	1.27%

Portfolio Company (1) (2)	Footnotes	Investment	Spread Above Reference Rate (3)	Interest Rate (3)	Maturity Date	Par Amount	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Total Equity Investments							18,208	27,313	5.20%
Cash equivalents	(12)						17,572	17,572	3.35%
Total Investments and Cash Equivalents							$1,243,145	$1,217,948	232.01%
_________________
(1)All investments are non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (the "1940 Act"). The 1940 Act classifies investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when the Company owns 25% or less of the portfolio company’s voting securities and “controlled” when the Company owns more than 25% of the portfolio company’s voting securities. The 1940 Act also classifies investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when the Company owns less than 5% of a portfolio company’s voting securities and “affiliated” when the Company owns 5% or more of a portfolio company’s voting securities.
(2)Unless otherwise indicated, issuers of debt and equity held by the Company are domiciled in the United States.
(3)The majority of the investments bear interest at rates that may be determined by reference to London Interbank Offered Rate (“LIBOR” or "L"), as well as Secured Overnight Financing Rate ("SOFR" or "S"), which reset monthly or quarterly. For each such investment, the Company has provided the spread over LIBOR and SOFR and the current contractual interest rate in effect at December 31, 2022. As of December 31, 2022, effective rates for 1M L, 3M L, 6M L and 12M L are 4.39%, 4.77%,5.14% and 5.48% respectively. As of December 31, 2022, rate for 1M S, 3M S, 6M S, 12M S ("SOFR") are 4.36%, 4.59%, 4.78%, and 4.87% respectively. For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect as of December 31, 2022. Certain investments are subject to a LIBOR floor. For fixed rate loans, a spread above a reference rate is not applicable.
(4)Investment valued using unobservable inputs (Level 3). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(5)Percentage is based on net assets of $524,957 as of December 31, 2022.
(6)Denotes that all or a portion of the assets are owned by CLO-I (as defined in the Notes), which serve as collateral for the 2022 Debt (as defined in the Notes). See Note 5 "Secured Debt".
(7)This portfolio company is not domiciled in the United States. The principal place of business for Specialized Packing Group is Canada. The principal place of business for Phaidon International is the United Kingdom. A portfolio company that is not domiciled in the United States is considered a non-qualifying asset under Section 55(a) of the 1940 Act.
(8)Security acquired in transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be a “restricted security” under the Securities Act. As of December 31, 2022, the Company held twenty-eight restricted securities with an aggregate fair value of $27,313, or 5.20% of the Company’s net assets. The acquisition dates of these securities were as follows: Hasa Inc. - July 15, 2020, Anne Arundel - October 16, 2020, Specialized Packaging Group - December 17, 2020, October 22, 2021 and February 9, 2022, SEKO Global Logistics - December 30, 2020, FoodScience - March 1, 2021, Solve Industrial Motion Group - June 30, 2021, Wittichen Supply - July 27, 2021, Erie Construction - July 30, 2021, Career Now - September 30, 2021, Covercraft - August 20, 2021, E78 - December 1, 2021, S&S Truck Parts - March 31, 2022 and August 1, 2022, Repipe Specialists - March 31, 2022, Crete Mechanical Group - May 19, 2022, LMI Renaissance - June 30, 2022, Oliver Packaging - July 12, 2022, Bardstown PPC Holdings LLC - July 13, 2022, ITSavy LLC - August 8, 2022, ADPD Holdings,LLC (a/k/a NearU) August 11, 2022 and Ultima Health Holdings LLC - September 12,2022, Gennett Fleming- December 20,2022, BroadcastMedHoldco, LLC - October 4, 2022 , Fresh Edge-Preferred- October 3,2022, Fresh Edge-Common- October 3, 2022 , RoadOne- Common- December 29, 2022.
(9)Investment is a unitranche position.
(10)The investment is considered as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company cannot acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2022, total non-qualifying assets at fair value represented 2.77% of the Company's total assets calculated in accordance with the 1940 Act.
(11)Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. See Note 6 "Commitments and Contingencies". The investment may be subject to unused commitment fees.
(12)Cash equivalents balance represents amounts held in interest-bearing money market funds issued by U.S. Bank National Association.
(13)Denotes that all or a portion of the assets are owned by SPV II and/or SPV III (each as defined in the Notes). SPV II has entered into a senior secured revolving credit facility (the “SMBC Financing Facility”). The lenders of the SMBC Financing Facility have a first lien security interest in substantially all of the assets of SPV II. Accordingly, such assets are not available to other creditors of the Company. SPV III has entered into a senior secured revolving credit facility (the “Wells Fargo Financing Facility”). The lenders of the Wells Fargo Financing Facility have a first lien security interest in substantially all of the assets of SPV III. Accordingly, such assets are not available to other creditors of the Company.
(14)Equity investments are non-income producing securities unless otherwise noted.

(15)Investments valued using observable inputs (Level 2). See Note 2 “Significant Accounting Policies – Valuation of Portfolio Investments” and Note 3 "Fair Value Measurements" for more information.
(16)Loan was on non-accrual status as of December 31, 2022.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
1.ORGANIZATION
Nuveen Churchill Direct Lending Corp., a Maryland corporation (the “Company”), is a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company has elected, and intends to qualify annually thereafter, to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Effective June 1, 2020, the Company changed its name from “Nuveen Churchill BDC, Inc.” to “Nuveen Churchill Direct Lending Corp.”
On December 31, 2019, immediately prior to the BDC election, the Company’s wholly owned subsidiary Nuveen Churchill BDC SPV I, LLC (“SPV I”) merged with Churchill Middle Market CLO V Ltd. (the “Predecessor Entity”), with SPV I as the surviving entity (the “Merger”). SPV I is a Delaware limited liability company that was formed on November 13, 2019. On May 20, 2022, SPV I completed a term debt securitization and, in connection therewith, changed its name to Churchill NCDLC CLO-I, LLC (“CLO-I”). See Note 5, Secured Debt. The Company has consolidated its investments in CLO-I, in accordance with its consolidation policy discussed in Note 2.
The Company’s investment objective is to generate attractive risk-adjusted returns primarily through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies, which the Company defines as companies with approximately $10.0 million to $100.0 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company focuses on privately originated debt to performing U.S. middle market companies, with a portfolio comprised primarily of first-lien senior secured debt and unitranche loans (other than last-out positions in unitranche loans) (collectively “Senior Loans”). The Company also opportunistically invests in junior capital opportunities (second-lien loans, subordinated debt, last-out positions in unitranche loans and equity-related securities) (collectively “Junior Capital Investments”).
The Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with Nuveen Churchill Advisors LLC (the “Adviser”), under which the Adviser has delegated substantially all of its day-to-day portfolio management obligations through a sub-advisory agreement, which was initially entered into on December 31, 2019 and was amended and restated on December 11, 2020, October 7, 2021 and March 8, 2022 (as amended and restated, the “Sub-Advisory Agreement” and, together with the Investment Advisory Agreement, the “Advisory Agreements”), with Churchill Asset Management LLC (the “Sub-Adviser” together with the Adviser, the "Advisers"). Under an administration agreement (the “Administration Agreement”), the Company is provided with certain services by an administrator, Nuveen Churchill Administration LLC (the “Administrator”). The Advisers and Administrator are all affiliates and subsidiaries of Nuveen, LLC, a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). See Note 4, Related Party Transactions.
Nuveen Churchill BDC SPV II, LLC (“SPV II”) and Nuveen Churchill BDC SPV III, LLC ("SPV III") are Delaware limited liability companies that were each formed on March 19, 2020 and commenced operations on September 21, 2020, the date of their first investment transaction. SPV II and SPV III primarily invest in Senior Loans. NCDL Equity Holdings LLC ("NCDL Equity Holdings") was formed on June 13, 2022 and commenced operations on October 5, 2022, the date of its first investment transaction. NCDL Equity Holdings was formed to hold certain equity-related securities. SPV II, SPV III and NCDL Equity Holdings are wholly owned subsidiaries of the Company and are consolidated in these consolidated financial statements commencing from the date of their formation, in accordance with the Company's consolidation policy discussed in Note 2.
The Company may from time to time conduct a private offering of its common stock to “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on exemptions from the registration requirements of the Securities Act (the “Private Offering”). Each investor will purchase shares pursuant to a subscription agreement entered into with the Company. The initial closing of the Private Offering was held on March 13, 2020 (the "Initial Closing"). The Company held additional closings (each a “Subsequent Closing”) after the Initial Closing (the “Initial Fundraising Period”). On September 1, 2021, the Company's board of directors (the "Board") determined to extend the Initial Fundraising Period from 18 months to 24 months after the Initial Closing. As a result of the foregoing, the Company extended the period during which it may hold Subsequent Closings from September 13, 2021 to March 13, 2022. On March 8,

NUVEEN CHURCHILL DIRECT LENDING CORP.
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(dollar amounts in thousands, except per share data)
2022, the Company’s board of directors determined to conduct an initial follow-on offering of the Company's shares of common stock following the end of the Initial Fundraising Period, which ended on March 13, 2022 (the “Initial Follow-on Offering”). The final closing of the Initial Follow-on Offering occurred on June 15, 2022. Subsequently, on March 7, 2023, the Company's board of directors determined to conduct an additional follow-on private offering of its shares of common stock (the "Follow-on Offering"). The Follow-on Offering has commenced and is expected to hold closings until the conclusion of fiscal quarter ending June 30, 2023. The Board may, in its sole discretion, extend the Follow-on Offering. If the Company is unable to list its shares on a national securities exchange (an "Exchange Listing") or effectuate another permissible liquidity event (as described in the Company's offering documents) within five years of the Initial Closing, subject to up to two one-year extensions at the discretion of the Board, then the Company will use its best efforts to wind down and/or liquidate and dissolve.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company is an investment company for the purposes of accounting and financial reporting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC 946”), and pursuant to Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair statement of the consolidated financial statements for the periods presented, have been included. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation. U.S. GAAP for an investment company requires investments to be recorded at fair value. The carrying value for all other assets and liabilities approximates their fair value, unless otherwise disclosed within.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash, Cash Equivalents and Restricted Cash
Cash and restricted cash represent cash deposits held at financial institutions, which at times may exceed U.S. federally insured limits. The Company has restrictions on the uses of the cash held by SPV III based on the terms of the Wells Fargo Financing Facility (as defined below) (refer to Note 5). Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to cash and have original maturities of three months or less. Cash, restricted cash and cash equivalents are carried at cost, which approximates fair value.
Valuation of Portfolio Investments
Investments are valued in accordance with the fair value principles established by FASB ASC Topic 820, Fair Value Measurement (“ASC Topic 820”) and in accordance with the 1940 Act. ASC Topic 820’s definition of fair value focuses on the amount that would be received to sell the asset or paid to transfer the liability in the principal or most advantageous market, and prioritizes the use of market-based inputs (observable) over entity-specific inputs (unobservable) within a measurement of fair value.
ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings, and

NUVEEN CHURCHILL DIRECT LENDING CORP.
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(dollar amounts in thousands, except per share data)
provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:
•Level 1 — Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
•Level 2 — Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of observable input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
Active, publicly traded instruments are classified as Level 1 and their values are generally based on quoted market prices, even if both the market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.
Fair value is generally determined as the price that would be received for an investment in a current sale, which assumes an orderly market is available for the market participants at the measurement date. If available, fair value of investments is based on directly observable market prices or on market data derived from comparable assets. The Company’s valuation policy considers the fact that no ready market may exist for many of the securities in which it invests and that fair value for its investments must be determined using unobservable inputs.
Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Company's valuation designee (the “Valuation Designee”) to determine the fair value of the Company's investments that do not have readily available market quotations, which became effective for the fiscal quarter ended March 31, 2023. Pursuant to the Company's valuation policy approved by the Board, a valuation committee comprised of employees of the Adviser (the “Valuation Committee”) is responsible for determining the fair value of the Company's assets for which market quotations are not readily available, subject to the oversight of the Board.
With respect to investments for which market quotations are not readily available (Level 3), the Valuation Designee, subject to the oversight of the Board as described below, defined further below in Note 4, undertakes a multi-step valuation process each quarter, as follows:
i.the quarterly valuation process will begin with each portfolio company or investment being initially valued by either the professionals of the applicable investment team that are responsible for the portfolio investment or an independent third-party valuation firm;
ii.to the extent that an independent third-party valuation firm has not been engaged by, or on behalf of, the Company to value 100% of the portfolio, then at a minimum, an independent third-party valuation firm will be engaged by, or on behalf of, the Company will provide positive assurance of the portfolio each quarter (such that each investment is reviewed by a third-party valuation firm at least once on a rolling 12-month basis and each watch-list investment will be reviewed each quarter), including a review of management’s preliminary valuation and recommendation of fair value;
iii.the Valuation Committee will then review and discuss the valuations with any input, where appropriate, from the independent valuation firms, and determine the fair value of each investment in good faith based on the Company's valuation policy, subject to the oversight of the Board; and
iv.the Valuation Designee will provide the Board with the information relating to the fair value determination pursuant to the Company's valuation policy in connection with each quarterly Board meeting, comply with the periodic board reporting requirements set forth in the Company's valuation policy, and discuss with the Board its determination of the fair value of each investment in good faith.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
The Valuation Designee makes this fair value determination on a quarterly basis and in such other instances when a decision regarding the fair value of the portfolio investments is required. Factors considered by the Valuation Designee as part of the valuation of investments include credit ratings/risk, the portfolio company's current and projected earnings, current and expected leverage, ability to make interest and principal payments, the estimated remaining life of the investment, liquidity, compliance with applicable loan covenants, price to earnings (or other financial) ratios of the portfolio company and other comparable companies, current market yields and interest rate spreads of similar securities as of the measurement date. Other factors taken into account include changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade. The Valuation Designee may also base its valuation of an investment on recent investments and securities with similar structure and risk characteristics. The Sub-Adviser obtains market data from its ongoing investment purchase efforts, in addition to monitoring transactions that have closed and are announced in industry publications. External information may include (but is not limited to) observable market data derived from the U.S. loan and equity markets. As part of compiling market data as an indication of current market conditions, management may utilize third-party sources.
The value assigned to these investments is based upon available information and may fluctuate from period to period. In addition, it does not necessarily represent the amount that ultimately might be realized upon a portfolio investment's sale. Due to the inherent uncertainty of valuation, the estimated fair value of an investment may differ from the value that would have been used had a ready market for the security existed, and the difference could be material.
The Board is responsible for overseeing the Valuation Designee’s process for determining the fair value of the Company’s assets for which market quotations are not readily available, taking into account our valuation risks. To facilitate the Board’s oversight of the valuation process, the Valuation Designee will provide the Board with quarterly reports, annual reports, and prompt reporting of material matters affecting the Valuation Designee’s determination of fair value. As part of the Board’s oversight role, the Board will request and review additional information as may be necessary to be informed of the Valuation Committee’s process for determining the fair value of the Company's investments.
Investment Transactions and Revenue Recognition
Investment transactions are recorded on the applicable trade date. Any amounts related to purchases, sales and principal paydowns that have traded, but not settled, are reflected as either a receivable for investments sold or payable for investments purchased on the consolidated statements of assets and liabilities. Realized gains and losses on investment transactions are determined on a specific identification basis and are included as net realized gain (loss) on investments in the consolidated statements of operations. Net change in unrealized appreciation (depreciation) on investments is recognized in the consolidated statements of operations and reflects the period-to-period change in fair value and cost of investments.
Interest income, including amortization of premium and accretion of discount on loans, and expenses are recorded on the accrual basis. The Company accrues interest income if it expects that ultimately it will be able to collect such income.
The Company may have loans in its portfolio that contain payment-in-kind (“PIK”) income provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. This non-cash source of income is included when determining what must be paid out to stockholders in the form of distributions in order for the Company to maintain its tax treatment as a RIC, even though the Company has not yet collected cash. As of March 31, 2023 and December 31, 2022, the fair value of the loans in the portfolio with PIK income provisions was $68,917 and $58,656, respectively, which represents approximately 5.48% and 4.89% of total investments at fair value, respectively. For the three months ended March 31, 2023, and 2022, the Company earned $321 and $142, respectively, in PIK income provisions.
Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity

NUVEEN CHURCHILL DIRECT LENDING CORP.
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(dollar amounts in thousands, except per share data)
securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. For the three months ended March 31, 2023 and 2022, the Company earned $16 and $0, respectively, of dividend income on its equity investments.
Other income may include income such as consent, waiver, amendment, unused, and prepayment fees associated with the Company’s investment activities, as well as any fees for managerial assistance services rendered by the Company to its portfolio companies. Such fees are recognized as income when earned or the services are rendered. For the three months ended March 31, 2023 and 2022, the Company earned other income of $236 and $213, respectively, primarily related to prepayment and amendment fees.
Loans are generally placed on non-accrual status when a payment default occurs or if management otherwise believes that the issuer of the loan will not be able to make contractual interest payments or principal payments. The Company will cease recognizing interest income on that loan until all principal and interest is current through payment or until a restructuring occurs, such that the interest income is deemed to be collectible. However, the Company remains contractually entitled to this interest. The Company may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. Accrued interest is written-off when it becomes probable that the interest will not be collected and the amount of uncollectible interest can be reasonably estimated. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through PIK income. As of March 31, 2023 and December 31, 2022, the fair value of the loan on non-accrual status was $8,374 and $8,898, respectively, which represents approximately 0.67% and 0.74% , respectively, of total investments at fair value.
Deferred Financing Costs
Deferred financing costs include capitalized expenses related to the closing or amendments of borrowings. Amortization of deferred financing costs is computed on the straight-line basis over the term of the borrowings. The unamortized balance of such costs is included as a direct deduction from the related liability in the accompanying consolidated statements of assets and liabilities. The amortization of such costs is included in interest and debt financing expenses in the accompanying consolidated statements of operations.
Offering Costs
Offering costs consist primarily of fees and expenses incurred in connection with the offering of shares, as well as legal, printing and other costs associated with the preparation and filing of applicable registration statements and offering materials. Offering costs are recognized as a deferred charge, are amortized on a straight-line basis over 12 months and are shown in the Company's consolidated statements of operations. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of paid-in capital upon each such offering. For the three months ended March 31, 2023 and 2022, the Company incurred offering costs of $15 and $16, respectively.
Income Taxes
For U.S. federal income tax purposes, the Company has elected, and intends to qualify annually, to be treated as a RIC under the Code. In order to qualify as a RIC, the Company must meet certain minimum distribution, source-of-income and asset diversification requirements. If such requirements are met, then the Company is generally required to pay U.S. federal income taxes only on the portion of its taxable income and gains it does not distribute.
The minimum distribution requirements applicable to RICs require the Company to distribute to its shareholders at least 90% of its investment company taxable income (“ICTI”), as defined by the Code, each year. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.
In addition, based on the excise distribution requirements, the Company is subject to a 4% U.S. nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of capital gain net income

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
(both long-term and short-term) for the one-year period ended October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding year. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to U.S. federal income tax at corporate rates is considered to have been distributed. The Company intends to timely distribute to our shareholders substantially all of our annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely than not” to be sustained by the applicable tax authority. CLO-I, SPV II and SPV III are disregarded entities for tax purposes and are consolidated with the tax return of the Company. NCDL Equity Holdings has elected to be classified as a corporation for U.S. federal income tax purposes. All penalties and interest associated with income taxes, if any, are included in income tax expense. For the three months ended March 31, 2023 and 2022, the Company did not incur any excise tax expense.
Dividends and Distributions to Common Shareholders
To the extent that the Company has taxable income available, the Company intends to continue to make quarterly distributions to its common shareholders. Dividends and distributions to common shareholders are recorded on the applicable record date. The amount to be distributed to common shareholders is determined by the Board each quarter and is generally based upon the taxable earnings estimated by management and available cash. Net realized capital gains, if any, will generally be distributed at least annually, although the Company may decide to retain such capital gains for investment.
The Company has adopted a dividend reinvestment plan under which shareholders will automatically receive dividends and other distributions in cash unless they elect to have their dividends and other distributions reinvested in additional shares. As a result of the foregoing, if the Board authorizes, and we declare, a cash dividend or distribution, shareholders that have “opted in” to our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares rather than receiving cash.
Functional Currency
The functional currency of the Company is the U.S. Dollar and all transactions were in U.S. Dollars.
Recent Accounting Standards Updates
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting in March 2020. This update provides temporary optional expedients and exceptions for applying US GAAP to contract modifications, hedge accounting, and other transactions subject to meeting certain criteria. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discounted because of reference rate reform, and was effective upon issuance through December 31, 2022. The Company has agreements that have LIBOR as a reference rate with certain portfolio companies. Many of these agreements include an alternative successor rate or language for choosing an alternative successor rate if LIBOR reference is no longer considered to be appropriate. With respect to other agreements, the Company intends to work with its portfolio companies to modify agreements to choose an alternative successor rate. Contract modifications may be required to be evaluated in determining whether the modifications result in the establishment of new contracts or the continuation of existing contracts. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”), which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company continues to evaluate the impact that the amendments in this update will have on the Company's consolidated financial statements and disclosures when applied.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
3.FAIR VALUE MEASUREMENTS
Fair Value Disclosures
The following tables present fair value measurements of investments, by major class, and cash equivalents as of March 31, 2023 and December 31, 2022, according to the fair value hierarchy:

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets:
First Lien Term Loans	$—	$20,826	$1,074,567	$1,095,393
Subordinated Debt	—	—	139,589	139,589
Equity Investments	—	—	22,276	22,276
Cash Equivalents	48,860	—	—	48,860
Total	$48,860	$20,826	$1,236,432	$1,306,118

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets:
First Lien Term Loans	$—	$22,964	$1,016,856	$1,039,820
Subordinated Debt	—	—	133,243	133,243
Equity Investments	—	—	27,313	27,313
Cash Equivalents	17,572	—	—	17,572
Total	$17,572	$22,964	$1,177,412	$1,217,948
The following tables provide a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the three months ended March 31, 2023 and 2022:

	First Lien Term Loans	Subordinated Debt	Equity Investments	Total
Balance as of December 31, 2022	$1,016,856	$133,243	$27,313	$1,177,412
Purchase of investments	78,568	19,454	1,892	99,914
Proceeds from principal repayments and sales of investments	(18,834)	(12,034)	(8,667)	(39,535)
Payment-in-kind interest	15	306	—	321
Amortization of premium/accretion of discount, net	746	142	—	888
Net realized gain (loss) on investments	174	196	6,111	6,481
Net change in unrealized appreciation (depreciation) on investments	(4,561)	(1,718)	(4,373)	(10,652)
Transfers out of Level 3 (1)	(7,951)	—	—	(7,951)
Transfers to Level 3 (1)	9,554	—	—	9,554
Balance as of March 31, 2023	$1,074,567	$139,589	$22,276	$1,236,432

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held as of March 31, 2023	$(4,596)	$(1,694)	$1,674	$(4,616)
___________________
(1)Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the three months ended March 31, 2023, transfers into Level 3 from Level 2 were a result of changes in the observability of significant inputs for certain portfolio companies.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)

	First Lien Term Loans	Subordinated Debt	Equity Investments	Total
Balance as of December 31, 2021	$677,380	$74,001	$8,133	$759,514
Purchase of investments	45,780	15,998	659	62,437
Proceeds from principal repayments and sales of investments	(5,417)	—	—	(5,417)
Payment-in-kind interest	80	53	—	133
Amortization of premium/accretion of discount, net	429	79	—	508
Net realized gain (loss) on investments	36	—	—	36
Net change in unrealized appreciation (depreciation) on investments	(2,779)	25	803	(1,951)
Transfers out of Level 3 (1)	(13,285)	—	—	(13,285)
Transfers to Level 3 (1)	—	8,043	—	8,043
Balance as of March 31, 2022	$702,224	$98,199	$9,595	$810,018

Net change in unrealized appreciation (depreciation) on non-controlled/non-affiliated company investments still held as of March 31, 2022	$(2,761)	$25	$803	$(1,933)
_________________
(1)Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the three months ended March 31, 2022, transfers into Level 3 from Level 2 were a result of changes in the observability of significant inputs for certain portfolio companies.
Significant Unobservable Inputs
ASC Topic 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. The valuation techniques and significant unobservable inputs used in Level 3 fair value measurements of assets as of March 31, 2023 and 2022 were as follows:

Investment Type	Fair Value at March 31, 2023	Valuation Techniques	Unobservable Inputs	Ranges		Weighted Average
First Lien Term Loans	$1,008,854	Yield Method	Discount Rate	7.84%	15.27%	10.54%
First Lien Term Loan	8,374	Market Approach	Revenue Multiple	0.46x	0.46x	0.46x
First Lien Term Loans	2,397	Market Approach	EBITDA Multiple	9.50x	9.50x	9.50x
First Lien Term Loans	57,241	Recent Transaction	Transaction Price	97.05	98.07	97.92
Subordinated Debt	125,221	Yield Method	Discount Rate	11.32%	18.94%	13.67%
Subordinated Debt	12,069	Recent Transaction	Transaction Price	97.03	97.55	97.33
Equity	20,815	Market Approach	EBITDA Multiple	6.75x	19.50x	8.63x
Total	$1,234,971

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
Equity investments in the amount of $1,461 at March 31, 2023 have been excluded from the table above as the investments are valued using a recent transaction.

Investment Type	Fair Value at December 31, 2022	Valuation Techniques	Unobservable Inputs	Ranges		Weighted Average
First Lien Term Loans	$943,976	Yield Method	Market Yield Discount Rates	8.00%	20.73%	10.64%
First Lien Term Loan	8,898	Recovery Analysis	Recovery Value	60.20	60.20	60.20
First Lien Term Loans	63,982	Recent Transactions	Transaction Price	98.01	100.00	98.23
Subordinated Debt	107,500	Yield Method	Market Yield Discount Rates	11.72%	17.40%	13.19%
Subordinated Debt	25,743	Recent Transactions	Transaction Price	97.00	100.00	98.40
Equity	15,667	Enterprise Value	EBITDA Multiple	6.50x	19.50x	7.78x
Total	$1,165,766
Equity investments in the amount of $11,646 at December 31, 2022 have been excluded from the table above as the investments are valued using a recent transaction.
Debt investments generally are valued using an income analysis, which weighs market yield and credit performance discount rates. The market yield analysis compares market yield movements from the date of the closing of the investment to the reporting date. The credit performance analysis determines a yield per unit of leverage at closing and compares that to a current yield per unit of leverage (factoring any change in pricing and change in leverage as a result of the borrower’s actual performance) as of the reporting date. Material underperformance will typically require an increase in the weighting towards the credit performance analysis. The yield method calculates a discount rate at closing and compares that to a current discount rate as of the reporting date. Discount rates are determined using a combination of market yield data and borrower performance. A recent market trade, if applicable, also will be factored into the valuation.
Equity investments generally are valued using a market analysis, which utilizes market value multiples (EBITDA or Revenue) of publicly traded comparable companies and available precedent sales transactions of comparable companies. The selected multiple is used to estimate the enterprise value of the underlying investment.
Alternative valuation methodologies may be used as appropriate for debt or equity investments, and can include a market analysis, income analysis, or liquidation (recovery) analysis. A recent transaction, if applicable, may also be factored into the valuation if the transaction price is believed to be an indicator of value.
Weighted average inputs are calculated based on the relative fair value of the investments. Significant increases (decreases) in discount rates could result in lower (higher) fair value measurements. Significant decreases (increases) in comparable multiples may result in lower (higher) fair value measurements.
Financial Instruments disclosed but not carried at fair value
The fair value of the Company's credit facilities, which would be categorized as Level 3 within the fair value hierarchy approximates their carrying values. The fair value of the 2022 Notes (as defined in Note 5) was based on market quotations(s) received from broker/dealer(s). These fair value measurements were based on significant inputs not observable and thus represent Level 3 measurements. The carrying value and fair value of the Company’s debt obligations were as follows:

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)

	March 31, 2023		December 31, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Wells Fargo Financing Facility (1)	$140,800	$140,800	$111,300	$111,300
Subscription Facility (1)	17,500	17,500	—	—
SMBC Financing Facility (1)	268,647	268,647	252,147	252,147
Class A-1 Notes (1) (2)	199,000	193,926	199,000	193,627
Class A-1F Notes (1) (2)	34,250	32,243	34,250	31,705
Class A-L Notes (1) (2)	30,000	29,235	30,000	29,190
Class B Notes (1) (2)	47,250	44,935	47,250	44,888
Class C Notes (1) (2)	31,500	29,642	31,500	29,295
Total	$768,947	$756,928	$705,447	$692,152
________________
(1)Carrying value on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)Denotes 2022 Notes, as defined in Note 5.
4.RELATED PARTY TRANSACTIONS
Advisory Agreements
On December 31, 2019, immediately prior to its election to be regulated as a BDC, the Company entered into the Investment Advisory Agreement with the Adviser. The Board, including all of the directors who are not “interested persons” (as defined in the 1940 Act) of the Company (the “Independent Directors”), approved the Investment Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act.
On December 31, 2019, immediately prior to the Company’s election to be regulated as a BDC, the Adviser entered into the Sub-Advisory Agreement with Churchill, which was subsequently amended and restated on December 11, 2020, October 7, 2021 and March 8, 2022. The Board, including all of the Independent Directors, also approved the Sub-Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act. The Adviser has delegated substantially all of its day-to-day portfolio-management obligations under the Investment Advisory Agreement to Churchill pursuant to the Sub-Advisory Agreement. The Adviser has general oversight over the investment process on behalf of the Company and manages the capital structure of the Company, including, but not limited to, asset and liability management. The Adviser also has ultimate responsibility for the Company’s performance under the terms of the Investment Advisory Agreement.
Unless terminated earlier as described below, each Advisory Agreement will remain in effect for an initial period of two years and will remain in effect on a year-to-year basis thereafter if approved annually either by the Board or by the affirmative vote of the holders of a majority of our outstanding voting securities and, in each case, a majority of our Independent Directors. Most recently, on November 1, 2022, the Board, including all of the Independent Directors, approved the renewal of the Investment Advisory Agreement in accordance with, and on the basis of an evaluation satisfactory to such directors as required by, the 1940 Act for an additional one-year term expiring on December 31, 2023. Each of the Advisory Agreements will automatically terminate in the event of its assignment, as defined in the 1940 Act, by the applicable Adviser and may be terminated by either the Company or the applicable Adviser without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate any of the Advisory Agreements without penalty. The Adviser will retain a portion of the management fee and incentive fee payable under the Investment Advisory Agreement. The remaining amounts will be paid by the Adviser to Churchill as compensation for services provided pursuant to the Sub-Advisory Agreement.
Prior to any Exchange Listing or any listing of the Company's securities on any other public trading market, the base management fee is calculated and payable quarterly in arrears at an annual rate of 0.75% of average total assets, excluding cash and cash equivalents and undrawn capital commitments and including assets financed using leverage ("Average Total Assets"), at the end of the two most recently completed calendar quarters. For purposes of this calculation, cash and cash equivalents include any temporary investments in cash-equivalents, U.S. government

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
securities and other high quality investment grade debt investments that mature in 12 months or less from the date of investment. Following an Exchange Listing, the base management fee will be calculated at an annual rate of 1.25% of Average Total Assets.
Prior to an Exchange Listing, or any listing of its securities on any other public trading market, the Company will pay no incentive fee to the Adviser.
Following an Exchange Listing, the Company will pay an incentive fee to the Adviser that will consist of two parts. The first part will be calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the preceding quarter. The second part of the incentive fee is a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year.
Pre-incentive fee net investment income will not include any realized capital gains, realized capital losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter in which it incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, the Company will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.50% per quarter (6.0% annually).
Pursuant to the Investment Advisory Agreement, following an Exchange Listing, the Company will pay its Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6.0% annually);
•100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter following an Exchange Listing. The Company refers to this portion of the Company’s pre-incentive fee net investment income as the “catch-up” provision. Following an Exchange Listing, the catch-up is meant to provide the Adviser with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and
•15% of the amount of pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter following an Exchange Listing.
Following an Exchange Listing, the second part of the incentive fee is a capital gains incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 15% of the Company’s realized capital gains as of the end of the fiscal year following an Exchange Listing. In determining the capital gains incentive fee payable to the Adviser, the Company will calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 15% of such amount, as applicable, less the aggregate amount of any capital gains incentive fees paid in respect of the Company’s portfolio in all prior years following an Exchange Listing.
For the three months ended March 31, 2023 and 2022, base management fees were $2,306 and $1,520, respectively. As of March 31, 2023 and December 31, 2022, $2,306 and $2,211, respectively, of such base management fees, were unpaid and are included in Management fees payable in the accompanying consolidated statements of assets and liabilities. As of March 31, 2023 and December 31, 2022, the Company was not entitled to any incentive fees under the Investment Advisory Agreement.
Administration Agreement
On December 31, 2019, the Company entered into the Administration Agreement, which was approved by the Board. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities and equipment and provides clerical, bookkeeping and record keeping and other administrative services at such facilities. The Administrator performs, or oversees the performance of, the required administrative services, which include, among other things, assisting the Company with the preparation of the financial records that the Company is required to maintain and with the preparation of reports to shareholders and reports filed with the SEC. At the request of the Adviser or the Sub-Adviser, the Administrator also may provide significant managerial assistance on the Company’s behalf to those portfolio companies that have accepted the Company’s offer to provide such assistance. U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), provides the Company with certain fund administration and bookkeeping services pursuant to a sub-administration agreement with the Administrator.
For the three months ended March 31, 2023 and 2022, the Company incurred $309 and $216, respectively, in fees under the Administration Agreement, which are included in administration fees in the accompanying consolidated statements of operations. As of March 31, 2023 and December 31, 2022, fees of $1,047 and $808, respectively, were unpaid and included in accrued expenses in the accompanying consolidated statements of assets and liabilities.
Expense Support Agreement
On December 31, 2019, the Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may pay certain expenses of the Company, provided that no portion of the payment will be used to pay any interest expense of the Company (each, an “Expense Payment”). Such Expense Payment will be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Available Operating Funds means the sum of (i) the Company’s net investment income (including net realized short-term capital gains reduced by net realized long-term capital losses), (ii) the Company’s net capital gains (including the excess of net realized long-term capital gains over net realized short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Company to the Adviser.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
No Reimbursement Payment for any calendar quarter shall be made if (1) the annualized rate of regular cash distributions declared by the Company on record dates in the applicable calendar quarter of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the Company on record dates in the calendar quarter in which the Expense Payment was committed to which such Reimbursement Payment relates, or (2) the Company’s Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The Operating Expense Ratio is calculated by dividing the Company’s operating costs and expenses incurred, less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by the Company’s net assets. The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter, except to the extent the Adviser has waived its right to receive such payment for the applicable quarter.
The following table presents a cumulative summary of the Expense Payments that may be subject to reimbursement pursuant to the Expense Support Agreement:

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Expired Expense Support	Unreimbursed Expense Payments	Reimbursement Eligibility Expiration
December 31, 2019	$1,696	$—	$(1,696)	$—	December 31, 2022
March 31, 2020	182	—	(182)	—	March 31, 2023
June 30, 2020	3	—	—	3	June 30, 2023
September 30, 2020	466	—	—	466	September 30, 2023
December 31, 2020	56	—	—	56	December 31, 2023
March 31, 2021	97	—	—	97	March 31, 2024
June 30, 2021	62	—	—	62	June 30, 2024
September 30, 2021	47	—	—	47	September 30, 2024
December 31, 2021	42	—	—	42	December 31, 2024
March 31, 2022	71	—	—	71	March 31, 2025
June 30, 2022	54	—	—	54	June 30, 2025
September 30, 2022	67	—	—	67	September 30, 2025
Total	$2,843	$—	$(1,878)	$965
The cumulative amount of expense payments by the Adviser as of March 31, 2023 and December 31, 2022, are $2,843 and $2,843, respectively.
For the three months ended March 31, 2023 and 2022, the Company received $14 and $51, respectively, in expense support from the Adviser relating to legal fees, offering costs and debt financing expenses.
Directors' Fees
The Board consists of seven members, five of whom are Independent Directors. On December 9, 2019, the Board established an Audit Committee, a Nominating and Corporate Governance Committee and a Special Transactions Committee, each consisting solely of the Independent Directors, and may establish additional committees in the future. For the three months ended March 31, 2023, and 2022, the Company incurred $96 and $96, respectively, in fees which are included in Directors’ fees in the accompanying consolidated statements of operations. As of March 31, 2023 and December 31, 2022, $96 and $96, respectively, were unpaid and are included

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
in Directors’ fees payable in the accompanying consolidated statements of assets and liabilities.
Other Related Party Transactions
From time to time, the Sub-Adviser and the Administrator may pay amounts owed by the Company to third-party providers of goods or services and the Company will subsequently reimburse the Sub-Adviser and Administrator for such amounts paid on its behalf. Amounts payable to the Sub-Adviser and Administrator are settled in the normal course of business without formal payment terms. As of March 31, 2023 and December 31, 2022, the Company owed the Sub-Adviser and the Administrator $1,659 and $1,264 for reimbursements including the Company''s allocable portion of overhead, which are included in Accounts payable and accrued expenses in the accompanying consolidated statements of assets and liabilities.
5.SECURED DEBT
The Company, CLO-I, SPV II, and SPV III are party to credit facilities as described below. In accordance with the 1940 Act, the Company is currently only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is maintained at a level of at least 150% after such borrowings. As of March 31, 2023 and December 31, 2022, asset coverage was 167.31% and 174.41%, respectively. The Company, CLO-I, SPV II, and SPV III were in compliance with all covenants and other requirements of their respective credit facility agreements.
Wells Fargo Financing Facility
The Predecessor Entity borrowed funds under a credit agreement (the “Agreement”) executed on October 23, 2018. The Agreement was originally executed among the Predecessor Entity, Nuveen Alternatives Advisors LLC, as the original collateral manager to the Predecessor Entity, TIAA, as the sole preference shareholder (the “Preference Shareholder”), and Wells Fargo Bank, N.A., as lender (the “Lender”) and administrative agent. As part of the Agreement, the Predecessor Entity issued to the Lender a $175,000 variable funding note ("Wells Fargo Financing Facility"). Effective on the date of the Merger, the Agreement with the Lender was transferred to SPV I and the borrowings under the Agreement were assumed by SPV I and the Company serves as the collateral management (the "Wells Fargo Financing Facility Agreement").
The Wells Fargo Financing Facility Agreement was amended on October 28, 2020 and March 31, 2022. The most recent amendment on March 31, 2022 extended the reinvestment period from October 28, 2023 to March 31, 2025 and the maturity date from October 28, 2025 to March 31, 2027, and changed the interest rate payable under the Agreement to the sum of 2.20% plus SOFR, among other changes.
On May 5, 2022, SPV III entered into the borrower joinder agreement (the “Joinder”) to become party to the Wells Fargo Financing Facility Agreement. Effective May 20, 2022, following the closing of the term debt securitization (discussed further below), the maximum facility amount available was reduced to $275,000 from $350,000 and SPV III began borrowing on the Wells Fargo Financing Facility.
The Wells Fargo Financing Facility, as amended, also requires the Company to maintain an asset coverage ratio equal to at least 1.50:1.00. The amount of the borrowings under the Wells Fargo Financing Facility equals the amount of the outstanding advances. Advances under the Wells Fargo Financing Facility may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the facility amount prior to the first anniversary of the date of the amendment (subject to certain exceptions) is subject to a commitment reduction fee of 1%.
As of March 31, 2023, the Wells Fargo Financing Facility bore interest at a rate of SOFR, reset daily plus 2.20%, per annum. As of December 31, 2022, the Wells Fargo Financing Facility bore interest at monthly SOFR, reset daily plus 2.20%, per annum.
CLO-I and SPV III, beginning May 5, 2022, have pledged their assets to the collateral agent to secure its obligations under the Wells Fargo Financing Facility. Each of the Company, CLO-I, and SPV III have made customary representations and warranties and are required to comply with various financial covenants related to

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
liquidity and other maintenance covenants, reporting requirements and other customary requirements for similar facilities.
Subscription Facility
On September 10, 2020, the Company entered into a revolving credit agreement (the ‘‘Subscription Facility’’) with Sumitomo Mitsui Banking Corporation (“SMBC”), as the administrative agent for certain secured parties, the syndication agent, the lead arranger, the book manager, the letter of credit issuer and the lender. The Subscription Facility was subsequently amended on August 12, 2021, September 10, 2021, and September 1, 2022. The most recent amendment on September 1, 2022, among other things, extended the maturity date from September 9, 2022 to September 8, 2023, and changed the underlying benchmark used to compute interest from LIBOR to SOFR.
The Subscription Facility has a maximum commitment of $50,000, subject to availability under the "Borrowing Base". The Borrowing Base is calculated based on the unfunded capital commitments of certain investors that have subscribed to purchase shares of the Company, to the extent the capital commitments of such investors also have been approved by SMBC for inclusion in the Borrowing Base and meet certain additional criteria.
As of March 31, 2023 and December 31, 2022, the Subscription Facility bore interest at a rate of SOFR, plus 1.75% and SOFR, plus 1.75%, respectively, per annum. The Company also pays an unused commitment fee of 0.25% per annum.
The Subscription Facility is structured as a revolving credit facility secured by the capital commitments of the Company’s subscribed investors. The Subscription Facility contains certain financial covenants and events of default.
SMBC Financing Facility
On November 24, 2020, SPV II entered into a senior secured revolving credit facility (the “SMBC Financing Facility”) with SMBC, as the administrative agent, the collateral agent and the lender.
The SMBC Financing Facility Agreement was amended on December 23, 2021 and June 29, 2022. The most recent amendment on June 29, 2022 increased the maximum facility amount available from $225,000 to $300,000 (the “Maximum Facility Amount”), and changed the benchmark used to compute interest from LIBOR plus 2.15% to SOFR plus 2.15%, among other changes. In addition to the interest rate payable, there is a structuring fee of 1.00% and an unused commitment fee of 0.50% per annum on the undrawn amount. Advances under the SMBC Financing Facility Agreement may be prepaid and reborrowed at any time during the reinvestment period, but any termination or reduction of the Maximum Facility Amount prior to the second anniversary of the closing date (subject to certain exceptions) is subject to a commitment reduction fee of 0.75%.
Under the SMBC Financing Facility, which matures on November 24, 2025, the lender has agreed to extend credit to SPV II in an aggregate principal amount up to the Maximum Facility Amount. The Company's ability to draw under the SMBC Financing Facility is scheduled to terminate on November 24, 2023. As of March 31, 2023 and December 31, 2022, the SMBC Financing Facility bore interest at one-month SOFR plus 2.15% and one-month SOFR plus 2.15%, respectively, per annum.
SPV II has pledged all of its assets to the collateral agent to secure its obligations under the SMBC Financing Facility. Both the Company and SPV II have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities.
CLO-I
On May 20, 2022 (the “Closing Date”), the Company completed a $448,325 term debt securitization (the “2022 Debt Securitization”). Term debt securitization is also known as a collateralized loan obligation and is a form of secured financing incurred by the Company.
The notes offered in the 2022 Debt Securitization (the “2022 Notes”) were issued by CLO-I, an indirect, wholly-owned, consolidated subsidiary of the Company. The 2022 Notes consist of $199,000 of AAA Class A-1

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
2022 Notes, which bear interest at the three-month Term SOFR plus 1.80%; $34,250 of AAA Class A-1F 2022 Notes, which bear interest at 4.42%; $47,250 of AA Class B 2022 Notes, which bear interest at the three-month Term SOFR plus 2.30%; $31,500 of A Class C 2022 Notes, which bear interest at the three-month Term SOFR plus 3.15%; $27,000 of BBB Class D 2022 Notes, which bear interest at the three-month Term SOFR plus 4.15%; and $79,325 of Subordinated 2022 Notes, which do not bear interest. The Company directly owns all of the BBB Class D 2022 Notes and the Subordinated 2022 Notes and as such, these notes are eliminated in consolidation.
As part of the 2022 Debt Securitization, CLO-I also entered into a loan agreement (the “CLO-I Loan Agreement”) on the Closing Date, pursuant to which various financial institutions and other persons which are, or may become, parties thereto as lenders (the “Lenders”) committed to make $30,000 of AAA Class A-L 2022 Loans to CLO-I (the “2022 Loans” and, together with the 2022 Notes, the “2022 Debt”). The 2022 Loans bear interest at the three-month Term SOFR plus 1.80% and were fully drawn upon the closing of the transactions. Any Lender may elect to convert all of the Class A-L 2022 Loans held by such Lenders into Class A-1 2022 Notes upon written notice to CLO-I in accordance with the CLO-I Loan Agreement.
The 2022 Debt is backed by a diversified portfolio of senior secured and second lien loans. Through April 20, 2026, all principal collections received on the underlying collateral may be used by CLO-I to purchase new collateral under the direction of the Company, in its capacity as collateral manager of CLO-I and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the 2022 Debt Securitization. The 2022 Notes are due on April 20, 2034. The 2022 Loans are scheduled to mature, and, unless earlier repaid, the entire unpaid principal balance thereof is due and payable on April 20, 2034.
The 2022 Debt is the secured obligation of CLO-I, and the indenture and the CLO-I Loan Agreement, as applicable, governing the 2022 Debt includes customary covenants and events of default. The 2022 Debt has not been, and will not be, registered under the Securities Act of 1933, as amended, or any state “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or applicable exemption from registration.
The Company serves as collateral manager to CLO-I under a collateral management agreement (the “Collateral Management Agreement”) and has waived the management fee due to it in consideration for providing these services.
Summary of Secured Debt
The Company's debt obligations consisted of the following as of March 31, 2023 and December 31, 2022:

	March 31, 2023
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	140,800	17,500	268,647	342,000	768,947
Unused Portion (2)	134,200	32,500	31,353	—	198,053
Amount Available (3)	132,850	32,500	28,754	—	194,104
__________________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion on the credit facilities is the amount upon which commitment fees are based.
(3)Available for borrowing on the credit facilities based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)

	December 31, 2022
	Wells Fargo Financing Facility	Subscription Facility	SMBC Financing Facility	CLO -I	Total
Total Commitment	$275,000	$50,000	$300,000	$342,000	$967,000
Amount Outstanding (1)	111,300	—	252,147	342,000	705,447
Unused Portion (2)	163,700	50,000	47,853	—	261,553
Amount Available (3)	158,916	50,000	44,981	—	253,897
_________________
(1)Amount outstanding on the consolidated statements of assets and liabilities are net of deferred financing costs.
(2)The unused portion is the amount upon which commitment fees are based.
(3)Available for borrowing based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios.

	Three Months Ended March 31,
	2023	2022
Interest expense	$12,041	$2,644
Unused fees	267	151
Amortization of deferred financing costs	435	226
Total interest and debt financing expenses	$12,743	$3,021
Average interest rate (1)	6.76%	2.69%
Average daily borrowings	$738,069	$421,570
_________________
(1)Average interest rate includes borrowing interest expense and unused fees.
Contractual Obligations
The following tables show the contractual maturities of the Company's debt obligations as of March 31, 2023 and December 31, 2022:

	Payments Due by Period
As of March 31, 2023	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$140,800	$—	$—	$140,800	$—
Subscription Facility	17,500	17,500	—	—	—
SMBC Financing Facility	268,647	—	268,647	—	—
CLO-I	342,000	—	—	—	342,000
Total debt obligations	$768,947	$17,500	$268,647	$140,800	$342,000

	Payments Due by Period
As of December 31, 2022	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Wells Fargo Financing Facility	$111,300	$—	$—	$111,300	$—
Subscription Facility	—	—	—	—	—
SMBC Financing Facility	252,147	—	252,147	—	—
CLO-I	342,000	—	—	—	342,000
Total debt obligations	$705,447	$—	$252,147	$111,300	$342,000
6.COMMITMENTS AND CONTINGENCIES
In the ordinary course of its business, the Company enters into contracts or agreements that contain indemnifications or warranties. Future events could occur that might lead to the enforcement of these provisions against the Company. The Company believes that the likelihood of such an event is remote; however, the maximum

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
potential exposure is unknown. No accrual has been made in the consolidated financial statements as of March 31, 2023 and December 31, 2022 for any such exposure.
As of March 31, 2023 and December 31, 2022, the Company had the following unfunded commitments to fund delayed draw loans:

Portfolio Company	March 31, 2023	December 31, 2022
ADPD Holdings, LLC	$3,428	$3,686
Affinity Hospice	1,981	1,981
Anne Arundel	366	366
Apex Companies Holdings, LLC	1,115	—
BCM One	70	70
Blackbird Purchaser, Inc.	1,620	2,709
Bounteous	4,467	4,467
BusinesSolver	1,939	1,939
Cadmus	—	511
Calienger Holdings, L.L.C	588	588
Classic Collision	717	717
CMG HoldCo, LLC	2,726	2,726
Coding Solutions Acquisitions	1,967	1,967
Collision Right	—	506
Covercraft	4,386	4,386
CrossCountry Consulting	3,320	3,320
E78	2,955	2,955
Elevation Labs	3,125	3,125
Eliassen Group LLC	2,361	2,361
Evergreen Services Group	—	793
Fairway Lawns	2,848	6,171
Forefront Dermatology	36	112
Genesee Scientific	608	2,027
GHR Healthcare	1,422	1,422
Health Management Associates Superholdings	1,508	—
Heartland Veterinary Partners LLC	9,500	9,500
Impact Parent Corporation	3,173	—
Infobase Acquisition, Inc.	721	721
INS Intermediate II, LLC	1,979	—
ISG Enterprises, LLC	3,409	3,409
ITSavvy LLC	158	2,107
JEGS Automotive	930	930
Kenco PPC Buyer LLC	1,416	1,416
Legacy Service Partners, LLC	3,262	—
Liberty Buyer	449	449
MDC Intermediate Holdings II, LLC	720	—
NJEye LLC	489	489
Ovation Holdings, Inc	1,904	—
Patriot Growth Insurance Service	5,489	6,682

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)

PromptCare	1,887	2,220
R1 Holdings LLC	1,397	1,397
Randys Holdings, Inc.	3,750	3,750
Repipe Specialists	900	900
Risk Strategies	7,074	10,603
S&S Truck Parts	246	246
Scaled Agile	1,923	1,923
Sciens Building Solutions, LLC	3,303	3,303
SCP Eye Care Services, LLC	2,451	2,451
SEKO Global Logistics	2,814	3,524
Smile Brands	—	1,959
Spectrio II	—	3,380
Technical Safety Services	1,016	2,044
The Facilities Group	615	882
Tinuiti Inc.	—	4,028
TPC Wire & Cable	—	157
TRANSIT BUYER LLC	3,125	—
Trilon	—	1,816
Vital Records Control	21	122
Watermill Express, LLC	—	121
Wellspring Pharmaceutical	1,579	1,579
Wittichen Supply	—	3,846
World Insurance Associates	1,353	2,532
Total unfunded commitments	$110,606	$127,391
The Company believes its assets will provide adequate coverage to satisfy these unfunded commitments. As of March 31, 2023, the Company had cash and cash equivalents of $49,568, available borrowings under its credit facilities of $194,104 and undrawn capital commitments from its shareholders of $359,716.
7. 7. NET ASSETS
The Company has the authority to issue 500,000,000 shares of common stock, par value $0.01 per share.
In connection with its Private Offering, the Company has entered into subscription agreements with investors, pursuant to which investors are required to fund drawdowns to purchase the Company's shares of common stock up to the amount of their respective capital commitment each time the Company delivers a drawdown notice. As of March 31, 2023, the Company had received capital commitments totaling $905,178 ($359,716 remaining undrawn), of which $100,000 ($26,741 remaining undrawn) is from an affiliated entity of the Company, TIAA. As of March 31, 2023, TIAA owned 3,671,631 shares of the Company's common stock.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
The following table summarizes total shares issued and proceeds received from inception through March 31, 2023:

Date	Shares Issued	Proceeds Received	Issuance Price per Share
December 21, 2022	3,193,195	$60,000	$18.79
August 1, 2022	2,652,775	$50,082	$18.88
April 25, 2022	1,800,426	$34,964	$19.42
January 21, 2022	1,541,568	$30,000	$19.46
December 9, 2021	1,491,676	$29,207	$19.58
November 1, 2021	1,546,427	$30,000	$19.40
August 23, 2021	2,593,357	$50,000	$19.28
July 26, 2021	1,564,928	$30,000	$19.17
June 22, 2021	1,034,668	$20,000	$19.33
April 23, 2021	1,845,984	$35,000	$18.96
March 11, 2021	785,751	$15,000	$19.09
November 6, 2020	1,870,660	$35,000	$18.71
October 16, 2020	1,057,641	$20,000	$18.91
August 6, 2020	1,105,425	$20,000	$18.09
May 7, 2020	1,069,522	$20,000	$18.70
December 31, 2019	3,310,540	$66,211	$20.00
December 19, 2019	50	$1	$20.00
The following table summarizes the Company's dividends declared from inception through March 31, 2023:

Date Declared	Record Date	Payment Date	Dividend per Share
March 30, 2023	March 30, 2023	April 12, 2023	$0.50
March 30, 2023	March 30, 2023	April 12, 2023	$0.26 (1)
December 29, 2022	December 29, 2022	January 17, 2023	$0.50
September 28, 2022	September 28, 2022	October 11, 2022	$0.47
June 30, 2022	June 30, 2022	July 12, 2022	$0.43
March 30, 2022	March 31, 2022	April 12, 2022	$0.41
December 29, 2021	December 29, 2021	January 18, 2022	$0.40
September 29, 2021	September 29, 2021	October 11, 2021	$0.38
June 29, 2021	June 29, 2021	July 12, 2021	$0.31
March 29, 2021	March 29, 2021	April 19, 2021	$0.30
December 29, 2020	December 29, 2020	January 18, 2021	$0.28
November 4, 2020	November 4, 2020	November 11, 2020	$0.23
August 4, 2020	August 4, 2020	August 11, 2020	$0.28
April 16, 2020	April 16, 2020	April 21, 2020	$0.17
________________
(1)Represents a special/supplemental dividend.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
The following table reflects the shares issued pursuant to the dividend reinvestment from inception through March 31, 2023:

Date Declared	Record Date	Payment Date	Shares Issued
March 30, 2023	March 30, 2023	April 12, 2023	150,703
December 29, 2022	December 29, 2022	January 17, 2023	93,329
September 28, 2022	September 28, 2022	October 11, 2022	68,093
June 30, 2022	June 30, 2022	July 12, 2022	45,341
March 30, 2022	March 31, 2022	April 12, 2022	32,320
December 29, 2021	December 29, 2021	January 18, 2022	23,017
September 29, 2021	September 29, 2021	October 11, 2021	10,639
June 29, 2021	June 29, 2021	July 12, 2021	3,039
March 29, 2021	March 29, 2021	April 19, 2021	1,824
December 29, 2020	December 29, 2020	January 18, 2021	1,550
November 4, 2020	November 4, 2020	November 11, 2020	98
August 4, 2020	August 4, 2020	August 11, 2020	34
8.CONSOLIDATED FINANCIAL HIGHLIGHTS
The following is a schedule of financial highlights for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Per share data:
Net asset value at beginning of period	$18.32	$19.39
Net investment income (1)	0.60	0.44
Net realized gain (loss) (1)	0.23	—
Net change in unrealized appreciation (depreciation) (1)	(0.39)	(0.11)
Net increase (decrease) in net assets resulting from operations (1)	0.44	0.33
Shareholder distributions from income (2)	(0.55)	(0.41)
Stockholder distributions from realized gains (2)	(0.21)	—
Other (3)	0.01	—
Net asset value at end of period	$18.01	$19.31

Net assets at end of period	$517,544	$402,677
Shares outstanding at end of period (1)	28,743,877	20,858,398
Total return (4)	2.39%	1.69%

Ratio/Supplemental data:
Ratio of net expenses to average net assets (5) (6)	12.91%	5.31%
Ratio of net investment income to average net assets (5)	13.51%	9.46%
Portfolio turnover rate (7)	3.22%	0.68%
Asset Coverage Ratio	167.31%	190.52%
__________________
(1)The per share data was derived by using the weighted average shares outstanding during the period.
(2)The per share data for distributions reflects the actual amount of distributions declared during the period.
(3)Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.

NUVEEN CHURCHILL DIRECT LENDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(dollar amounts in thousands, except per share data)
(4)Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share, if any, divided by the beginning NAV per share. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at the quarter end NAV per share preceding the distribution.
(5)Ratios are annualized except for expense support amounts relating to organizational costs. The ratio of total expenses to average net assets was 12.92% and 5.32% for the three months ended March 31, 2023 and 2022, respectively, on an annualized basis, excluding the effect of expense support which represented (0.01)% and (0.01)% of average net assets, respectively. Average net assets is calculated utilizing quarterly net assets.
(6)The ratio of interest and debt financing expenses to average net assets for the three months ended March 31, 2023 and 2022, was 9.91% and 3.15%, respectively. Average net assets is calculated utilizing quarterly net assets.
(7)Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value for the periods reported.
9.SUBSEQUENT EVENTS
The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of March 31, 2023, except as discussed below.
On April 6, 2023, the Company delivered a drawdown notice to its shareholders relating to the issuance of 2,205,038 shares of the Company's common stock for an aggregate offering price of approximately $40,000. The shares were issued on April 20, 2023.
On April 28, 2023, the Company held its final closing of the Follow-on Offering and entered into subscription agreements with investors for total capital commitments of $1,230.

Nuveen Churchill Direct Lending Corp.
Common Shares

PRELIMINARY PROSPECTUS

                   , 2023

PART C
Other Information
Item 25. Financial Statements and Exhibits
(1)Financial Statements
The following consolidated financial statements of Nuveen Churchill Direct Lending Corp. are provided in Part A of this Registration Statement:
(2)Exhibits

Exhibit Number	Description
(a)(1)
Articles of Amendment and Restatement, dated December 26, 2019 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(a)(2)	Articles of Amendment, dated June 1, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 2, 2020).

(b)(1)	Bylaws, dated November 6, 2019 (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(b)(2)
Certificate of Merger of Churchill Middle Market CLO V Ltd., dated December 30, 2019 (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(c)	Not Applicable

(d)(1)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(d)(2)	Form of Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(e)	Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(f)	Not Applicable

(g)(1)
Investment Advisory Agreement between Nuveen Churchill BDC Inc. and Nuveen Churchill Advisors LLC, dated December 31, 2019 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(g)(2)
Third Amended and Restated Sub-Advisory Agreement by and between Nuveen Churchill Advisors LLC and Churchill Asset Management LLC, dated March 8, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K filed on March 8, 2022).

(h)	Form of Underwriting Agreement*

(i)	Not Applicable
(j)
Custody Agreement by and between Nuveen Churchill BDC Inc. and U.S. Bank National Association, dated December 19, 2019 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(k)(1)
Administration Agreement between Nuveen Churchill BDC Inc. and Nuveen Churchill Administration LLC, dated December 31 2019 (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(k)(2)
Expense Support Agreement between Nuveen Churchill BDC Inc. and Nuveen Churchill Advisors LLC, dated December 31, 2019 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(k)(3)
Transfer Servicing Agreement between Nuveen Churchill BDC Inc. and U.S. Bancorp Fund Services, LLC, dated December 20, 2019 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on January 29, 2020).

(k)(4)
Revolving Credit Agreement, dated as of September 10, 2020, by and among Nuveen Churchill Direct Lending Corp., as the borrower, Sumitomo Mitsui Banking Corporation, as the administrative agent, and the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 15, 2020).

(k)(5)
First Amendment to Revolving Credit Agreement, dated as of September 1, 2022, by and among Nuveen Churchill Direct Lending Corp. as the borrower, the banks and financial institutions listed therein, and Sumitomo Mitsui Banking Corporation, as the administrative agent, letter of credit issuer and a lender (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 7, 2022).

(k)(6)
Second Amendment to the Amended and Restated Loan and Security Agreement, dated as of March 31, 2022, by and among Nuveen Churchill BDC SPV I, LLC as borrower, Nuveen Churchill Direct Lending Corp., as the collateral manager, the Lenders, Wells Fargo Bank, National Association, as administrative agent, and U.S. Bank National Association, as collateral agent and custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 5, 2022).

(k)(7)
Borrower Joinder Agreement, dated as of May 5, 2022, among Nuveen Churchill BDC SPV I, LLC, Nuveen Churchill BDC SPV III, LLC and Wells Fargo Bank, National Association, as the administrative agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2022).

(k)(8)
Form of Omnibus Amendment to Transaction Documents, dated as of October 28, 2020, by and among Nuveen Churchill BDC SPV I LLC, as borrower, Nuveen Churchill Direct Lending Corp., as collateral manager and equity investor, and Wells Fargo Bank, National Association, as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 30, 2020).

(k)(9)
Form of Loan and Servicing Agreement, dated November 24, 2020, by and among Nuveen Churchill BDC SPV II, LLC, as the borrower, Nuveen Churchill Direct Lending Corp., as the servicer, Sumitomo Mitsui Banking Corporation, as the administrative agent, the collateral agent, and the lender, and U.S. Bank National Association, as the collateral custodian and the account bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 30, 2020).

(k)(10)
First Amendment to the Loan and Servicing Agreement, dated as of December 23, 2021, by and among Nuveen Churchill BDC SPV II, LLC, as the borrower, the Company, as the servicer, Sumitomo Mitsui Banking Corporation, as the administrative agent, the collateral agent, and the lender, and U.S. Bank National Association, as the collateral administrator, the collateral custodian and the account bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2021).

(k)(11)
Second Amendment to Loan and Servicing Agreement, dated as of June 29, 2022, by and among Nuveen Churchill BDC SPV II, LLC, as the borrower, Nuveen Churchill Direct Lending Corp., as the servicer, Sumitomo Mitsui Banking Corporation, as the lender and the administrative agent, U.S. Bank Trust Company, National Association, as the collateral administrator, and U.S. Bank National Association, as the account bank and the collateral custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 5, 2022).

(k)(12)
Purchase and Placement Agreement by and among, Churchill NCDLC CLO-I LLC, Wells Fargo Securities, LLC, as initial purchaser and NatWest Markets Plc, as co-placement agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 22, 2022).

(k)(13)
Indenture and Security Agreement, dated as of May 20, 2022, by and between Churchill NCDLC CLO-I, LLC, as issuer, and U.S. Bank Trust Company, National Association, trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2022).

(k)(14)
Collateral Management Agreement, dated as of May 20, 2022, by and between Churchill NCDLC CLO-I, LLC, as issuer, and Nuveen Churchill Direct Lending Corp., as collateral manager (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 25, 2022).

(k)(15)
Class A-L Loan Agreement, dated May 20, 2022, by and among Churchill NCDLC CLO-I, LLC, as borrower, U.S. Bank Trust Company, National Association, as loan agent and as trustee under the indenture, and each of the Class A-L lenders party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on May 25, 2022).

(k)(16)
Senior Secured Revolving Credit Agreement, dated as of June 23, 2023, by and among Nuveen Churchill Direct Lending Corp., as the borrower, Sumitomo Mitsui Banking Corporation, as the administrative agent and the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 28, 2023).

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP*

(m)	Not Applicable

(n)(1)	Consent of .*

(n)(2)	Report of , Independent Registered Public Accounting Firm, with respect to the “Senior Securities” table*

(o)	Not Applicable

(p)	Not Applicable

(q)	Not Applicable

(r)(1)	Code of Ethics of Nuveen, LLC (incorporated by reference to Exhibit 14.2 to the Company’s Annual Report on Form 10-K filed on March 9, 2023).

(r)(2)	Independent Director Code of Ethics of Nuveen Churchill Direct Lending Corp. (incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed on March 9, 2023).

(s)	Calculation of Filing Fee Table*

(t)	Power of Attorney (see signature page)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
__________________
*To be filed in amendment.
Item 26. Marketing Arrangements
The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.
Item 27. Other Expenses of Issuance and Distribution

Amount in thousands
U.S. Securities and Exchange Commission registration fee	$
FINRA Filing Fee
New York Stock Exchange listing fees
Printing expenses (1)
Legal fees and expenses (1)
Accounting fees and expenses (1)
Miscellaneous (1)
Total (1)
__________________
(1)These amounts are estimates.
All of the expenses set forth above shall be borne by the Registrant.
Item 28. Persons Controlled by or Under Common Control
The information contained under the headings “The Company,” “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.
The following list sets forth our consolidated subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:
•NCDLC CLO-I, LLC (Delaware) – 100%
•Nuveen Churchill BDC SPV II, LLC (Delaware) – 100%
•Nuveen Churchill BDC SPV III, LLC (Delaware) – 100%
•NCDL Equity Holdings LLC (Delaware) - 100%
Item 29. Number of Holders of Securities
The following table sets forth the approximate number of record holders of our common stock as of June 28, 2023.

Title of Class	Number of Record Holders
Common Stock	1,605

Item 30. Indemnification
The information contained under the heading “Description of our Capital Stock”, “Management and Other Agreements” and “Underwriting” in this Registration Statement is incorporated herein by reference.
Item 31. Business and Other Connections of Investment Advisor.
A description of any other business, profession, vocation or employment of a substantial nature in which the Advisers, and each managing director, director or executive officer of the Advisers, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and Churchill and their officers and managing members is set forth in its respective Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-117277 and SEC File No. 801-81144, respectively), and are incorporated herein by reference.
Item 32. Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1)the Registrant, 430 Park Avenue, 14th floor, New York, New York 10022;
(2)the custodian and transfer agent, U.S Bank, Trust Company National Association, One Federal Street, 3rd Floor, Boston, MA 02110;
(3)the Adviser, 430 Park Avenue, 14th floor, New York, New York 10022;
(4)Churchill, 430 Park Avenue, 14th floor, New York, New York 10022; and
(5)The Administrator, 430 Park Avenue, 14th floor, New York, New York 10022.
Item 33. Management Services
Not Applicable.
Item 34. Undertakings
(1)We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV declines more than 10% from its NAV as of the effective date of the registration statement; or (2) the NAV increases to an amount greater than the net proceeds as stated in the prospectus.
(2)Not applicable.
(3)Not applicable.
(4)We undertake that:
(a)For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)We undertake that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(7)We undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the             day of            , 2023.

NUVEEN CHURCHILL DIRECT LENDING CORP.
By:
	Name:	Kenneth Kencel
	Title:	President and Chief Executive Officer
POWER OF ATTORNEY
Each officer and director of Nuveen Churchill Direct Lending Corp. whose signature appears below constitutes and appoints Shaul Vichness and John D. McCally, and each of them to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute and file any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on              , 2023.

Name	Title

Chief Executive Officer, President and Chairman of the Board of Directors
Kenneth Kencel

Chief Financial Officer and Treasurer
Shaul Vichness

Director
Reena Aggarwal

Director
David Kirchheimer

Director
Kenneth Miranda

Director
Michael Perry

Director
Stephen Potter

Director
James Ritchie